Form 10-K, Exhibit 13
period 1997-01-03
HAMMONS JOHN Q HOTELS INC
filed 1997-04-03
CIK 930796

                                                                    EXHIBIT 13.1

                                     [LOGO]
                                 John Q. Hammons
                                 ---------------
                                     HOTELS


                               1996 ANNUAL REPORT

                                     VISION
                                  OPPORTUNITY
                                    MOMENTUM

                                    [PHOTO]

                                GROSS REVENUES

                              [BAR CHART OMITTED]




                                    EBITDA
                                 Margin Growth
                             (31 Original Hotels)

                              [BAR CHART OMITTED]




                                    EBITDA
                                 $ Allocation

                              [BAR CHART OMITTED]




     FINANCIAL HIGHLIGHTS

     (in thousands, except per share amounts, ratios and hotel data)
--------------------------------------------------------------------------------------
                                                       1996         1995          1994
--------------------------------------------------------------------------------------
OPERATING RESULTS
  Total revenues                                  $ 268,847    $ 235,179     $ 216,693

OTHER DATA
  EBITDA                                             78,178       65,522        62,293

SHARE DATA
  EBITDA per share                                     3.49         2.93          2.78
  Operating cash flow per share                        1.90         1.66          1.31
   (EBITDA less interest expense)

  Net income per share                                                      pro forma
   Income before extra-ordinary items                  0.81         0.82          0.48
   Extra-ordinary items                                  --        (0.01)        (0.09)
                                                  ---------    ---------     ---------

  Net income per share                            $    0.81    $    0.81     $    0.39
                                                  =========    =========     =========

--------------------------------------------------------------------------------------

SELECTED BALANCE SHEET DATA
  Total assets                                    $ 658,072    $ 542,371     $ 443,044
  Total debt, including current portion             531,143      458,094       380,869

  Minority interest of holders of the LP Units       33,662       23,082        14,820
  Equity                                             16,094       10,955         5,852
                                                  ---------    ---------     ---------
  Total                                           $  49,756    $  34,037     $  20,672

OPERATING DATA
  Owned Hotels
   Number of hotels                                      39           37            31
   Number of rooms (end of year)                      9,666        9,312         8,054

  Hotels (open over one year)
   Average occupancy                                   65.9%        68.8%         68.5%
   Average daily room rate                        $   74.47    $   71.44     $   68.45
   Average daily room revenue per
    available room (RevPAR)                       $   49.11    $   49.13     $   46.88

--------------------------------------------------------------------------------------

Though it is challenging to "stay the course," for nearly four decades, John Q. Hammons Hotels, Inc. has focused on one vision: to satisfy the needs of the upscale hotel sector by providing the markets we serve with first-class accommodations, the greatest value, and consistent high-quality service. The expansive atriums, premier convention facilities and larger guest rooms featured in every hotel we develop are signatures of our vision.

The company consistently identifies opportunities in growth markets and capitalizes upon them. And by adhering to our vision we have gained momentum, distancing ourselves from the competition. As demand grows steadily in the upscale sector, the hotels owned and managed by John Q. Hammons Hotels continue to prosper. Come join us as the momentum continues to build.


                                     [LOGO]
                                John Q. Hammons
                                ---------------
                                  H O T E L S

                                    [PHOTO]

TO OUR SHAREHOLDERS

There are three key words which describe how our Company is positioned for the future. VISION... OPPORTUNITY... AND MOMENTUM. Each reflects a strategy that places John Q. Hammons Hotels, Inc. as the premier owner, operator, and developer of upscale hotels in the hospitality industry.


OUR VISION

The Company's 40-year focus in the hospitality industry has been to build quality, first-class hotels and convention centers in growth markets across the United States. That vision is the foundation of our Company.

     Over the last four decades, the industry has experienced many changes in products, services, and customer demands. Despite fluctuating trends, we have remained steadfast in the belief that if we build a product that provides amenities for a majority of the buying public, our return will be consistent and out-perform the industry.


OUR OPPORTUNITIES

The present trend of other developers to build limited-service facilities has left the full-service field wide open for the past five years. Even though more full-service hotels will be started this year, the number being developed is small compared to the increase in forecasted demand for the market, and we are taking advantage of this demand.

     Economic patterns and industry trends affect the business communities where we operate. The 1990's have seen major market changes as the auto industry builds new plants in the South and Southeast and the health and pharmaceutical industries continue their significant growth. The information age has changed our lives and where companies do business. Many new and expanding markets have not seen a new, full-service hotel built in their community during this decade, and therein lies our opportunity.


OUR MOMENTUM

With foresight and planning, John Q. Hammons Hotels, Inc. has maintained the necessary momentum to remain a leader in the upscale-hotel industry. Upscale is back "in," and competitors attempting to follow this trend will need at least three years to open a full-service hotel--by mid 2000 at the earliest.

     In 1997 alone, John Q. Hammons Hotels will open seven hotels. Three more are planned to open in 1998, and there are more on the drawing board. Without question, we have the right markets, the financial clout, and the momentum to carry us successfully into the next century.

                                     VISION
                                   [WATERMARK]


                                   HOTEL ROOMS
                               Rooms in Thousands
                               [BAR CHART OMITTED]


/s/ John Q. Hammons
John Q. Hammons
CHAIRMAN AND CEO

/s/ David B. Jones
David B. Jones
PRESIDENT AND COO

                        vision | opportunity | momentum

                                    [PHOTO]

                                    [PHOTO]

                                    [PHOTO]
                             OUR SIGNATURE ATRIUMS
                    ARE SETTING THE STANDARDS IN AMBIANCE.

BUILDING FOR THE 21ST CENTURY


                                                       CHARLESTON, WEST VIRGINIA
                                                 SCHEDULED TO OPEN NOVEMBER 1997
                                                            [PHOTO APPEARS HERE]


WORLD GOLF RESORT HOTEL
& ST. JOHNS COUNTY CONVENTION CENTER
ST. JOHNS COUNTY, FLORIDA
SCHEDULED TO OPEN MAY 1998
                             [PHOTO APPEARS HERE]




ANTICIPATING AND MEETING UPSCALE NEEDS.

Illustrated here are the premier upscale hotels that we will be adding to the John Q. Hammons Hotels portfolio in 1997 and 1998. In 1995, we promised to open six new hotels and met that goal. In 1996, we built and opened two new showcase facilities. In 1997, we will open seven new hotels, and three more hotels are slated for completion in 1998.

     Each new facility we develop reflects our vision and proven ability to anticipate, understand and successfully meet the needs of customers in the upscale hotel sector. As we look to the 21st century, our commitment to the full-service market strengthens our capability to satisfy future demands.

EMBASSY SUITES
PORTLAND, OREGON
SCHEDULED TO OPEN THIRD QUARTER 1998
[PHOTO APPEARS HERE]

PROPERTIES DESIGNED FOR THE FUTURE.

We are designing properties to meet a wide variety of present and future needs. Due to many factors, the hotel industry is witnessing a dramatic increase in meeting and convention business. To capitalize on this expanding market, we are incorporating spacious convention facilities and flexible meeting space within every new hotel -- making our properties the preferred choice for groups of all sizes.

     In response to a more health-conscious society, we are adding quality recreational facilities within our hotels to allow our guests to exercise and relax. Beautiful indoor swimming pools are standard in every new hotel. Fitness centers and exercise equipment are offered as well.

     For the increasing number of business travelers, we are incorporating more desk areas, phone jacks for laptop computer modems, and other business-oriented features into our rooms. New Corporate Business Centers with fax machines, computers and secretarial services offer still more amenities for business people on the road.

[PHOTO APPEARS HERE]
EMBASSY SUITES
LITTLE ROCK, ARKANSAS
SCHEDULED TO OPEN OCTOBER 1997


                                                            [PHOTO APPEARS HERE]
                                                                  EMBASSY SUITES
                                                  RALEIGH-DURHAM, NORTH CAROLINA
                                                  SCHEDULED TO OPEN OCTOBER 1997


THE CONTINUING SUCCESS OF OUR SUITES.

As the "baby boom" generation matures and has families with children, our suite-style hotels are increasing in popularity among this growing segment. Suites offer an outstanding perceived price/value by delivering two rooms for the cost of one, and parents appreciate the privacy and family amenities. Suites are also highly favored by business travelers who enjoy the extra space and separate room for an office or meetings.

                                                            [PHOTO APPEARS HERE]
                                                                  EMBASSY SUITES
                                                                  TAMPA, FLORIDA
                                                 SCHEDULED TO OPEN DECEMBER 1997



                             [PHOTO APPEARS HERE]
             CHATEAU ON THE LAKE RESORT HOTEL & CONVENTION CENTER
                               BRANSON, MISSOURI
                          SCHEDULED TO OPEN MAY 1997

                             [PHOTO APPEARS HERE]

DISTINCT MARKET
ADVANTAGES

Poised for Continued Growth.
---------------------------------

According to many hotel industry analysts, in the last several years the limited-service hotel sector has been over-built in numerous markets. Because of this trend, there is now a void in the full-service sector and demand for upscale hotels is rising. Given our leading position as an upscale, full-service hotel company, remarkable opportunities exist for John Q. Hammons Hotels and our investors. In light of the present industry condition, we are poised to capitalize on those opportunities for many reasons.
     Our rich heritage in the upscale hotel industry and proven track record has earned us a respected reputation among our peers and within the communities we serve. That is why our company is literally sought after by government leaders and developers across the U.S. Not only are we respected for our properties, we are also excellent corporate citizens. Our hotels enhance the economy and beauty of the communities they serve.
     As evidence of our ability to create a focal point for commerce and tourism, we are developing the new World Golf Resort Hotel and St. Johns County Convention Center in St. Johns County, Florida. Scheduled to open in 1998, it will be the largest combination hotel and conference center between Atlanta and Orlando. With a breath-taking ten-story atrium, 300 rooms and 80,000 square feet of meeting space, this world-class facility is symbolic of our commitment to success.


Standards of Excellence.
---------------------------------

With demand rising in the upscale sector, our long-term commitment to suite-style hotels creates still more opportunities for our company and shareholders. Our focus on suites began more than nine years ago when we built our first Embassy Suites(R) in Columbia, South Carolina. As a point of interest, this is also when our chairman began advocating additional convention space at Embassy Suites, a standard they now have adopted.

                                Our food and beverage services are highly valued by our guests and these services generate one fourth of our cash-flow.
                                [PHOTO]

     Years ago, we recognized that suites offered the greatest perceived value and would become a major force in the hotel industry. The market proved we were correct and the popularity of suites is at an all time high. Moreover, baby boomers and business travelers will drive demand even higher. Not only will we benefit from our considerable portfolio of Embassy Suites, Hampton Inn & Suites(R) and Homewood Suites(R) hotels, we are increasing our capacity to capitalize on this market. Two examples include our first Homewood Suites hotel opened in Greensboro, North Carolina in 1996. Our second is scheduled to open in Kansas City, Missouri in June of 1997.
     To go along with our emphasis on suite-style hotels, we continually identify additional opportunities in the upscale market. We opened our first Marriott(R) Hotel in 1996 on the University of Arizona campus in Tucson, and in 1997, we are converting a Holiday Inn(R) to a Crowne Plaza(R) in Albuquerque, New Mexico. So yes, customers are demanding our high-end products, the analysts are recommending the upscale market, and we will stay the course, as always, developing more upscale, full-service hotels.


"Nearly everyone believes the full-service, upscale market is the place to be in 1997."

 -- Alan Salomon, Contributing Editor
    Hotel & Motel Management, Jan. 13, 1997


The stress relieving
atmosphere of our larger
guest rooms is important
to both our business and
leisure guests.
[PHOTO]

                              1996 | Annual Report

Our Signature
Guest Rooms
are Setting the Standards in Comfort.
[PHOTO]

                                    [PHOTO]

                                    [PHOTO]

GROWING STRONGER


                                                     EBITDA
                                                     GROWTH BY YEAR
                                                     [PLOT POINTS CHART OMITTED]


LEADING THE INDUSTRY. SETTING THE PACE.
---------------------------------------

John Q. Hammons, our founder, is known for leading the industry in developing upscale hotel products. Among his signature innovations are atrium-style hotels, a standard he helped set for Holiday Inn(R). He was the first to advocate additional convention space, and he has always believed in offering the largest guest rooms possible. Today, all three of these features are "signature" elements in every John Q. Hammons hotel -- setting us apart, and setting the pace for our industry.

     Our continued alliances with the finest names in the hospitality industry including Embassy Suites, Marriott(R), Holiday Inn, Radisson Hotels(R), Hampton Inn & Suites(R) and Homewood Suites(R) further strengthens our premium product line.


SUPERIOR PERFORMANCE.
---------------------

Our ability to deliver superior performance consistently across our product line is evident in our outstanding customer satisfaction scores. For instance, in 1996 four of our Embassy Suites ranked in the top ten of the nation's 140 Embassy Suites. And our Holiday Inn properties represent some of the best of over 1,800 Holiday Inns.


THE POWER OF OUR PEOPLE.
------------------------

John Q. Hammons Hotels never loses sight of the fact that our people are some of our most valuable assets. Through ongoing training, recognition programs and promotion from within, we strive to bring out the best in our employees by motivating them to new heights. We've found investing in our people pays great dividends in superior service.


CONSISTENT CASH-FLOW GROWTH.
----------------------------

Our products, performance and people translate into consistent improvements in our Earnings Before Interest, Taxes, Depreciation and Amortization (EBITDA). We have always measured success by EBITDA because it is the best way to value our company. Since going public in 1994, we have made consistent improvements in EBITDA through two strategies: growth through new hotel developments; and growth through improved operating margins on our original hotels.

     During 1996, our eight new hotels which opened in the last two years generated EBITDA of $7.4 million, representing 10% of the company's EBITDA for the year. This strong contribution by the new hotels will only grow as these hotels mature over the next two years. Our original hotels which made up the company when we went public in 1994 also provided growth to our total EBITDA, as we again improved these hotels' operating margin in 1996 by 2.1 percentage points over 1995. This improved margin generated $4.6 million of EBITDA. By continually executing our proven strategies, we ensure increasing shareholder value in the future.


"THE SMART MONEY WILL BE INVESTING IN FULL-SERVICE."

-- Daniel Lesser, Hospitality Evaluation Group
         Baron's, May 13, 1996


SHARE IN THE REWARDS.
---------------------

Whether you're an investor, employee or guest of John Q. Hammons Hotels, you can share in the rewards of our growing organization. From our enduring vision of developing the finest upscale, full-service hotels in the nation... to our signature atriums, larger guest rooms and convention facilities... to the exciting opportunities realized in the past, existing today and shaping tomorrow. All of these factors give us the momentum to continually grow and prosper. With your support, together we will enjoy an even more prosperous future.

                                    MOMENTUM
                                   [WATERMARK]



OUR EMPLOYEES' DEDICATION TO
DELIVERING SUPERLATIVE SERVICE
IS FURTHER ENHANCED BY OUR
SERVICE ABOVE AND BEYOND
PROGRAM, WHICH RECOGNIZES
AND REWARDS THOSE WHO'VE
GONE THE EXTRA MILE TO
PROVIDE EXCEPTIONAL SERVICE.
[PHOTO]

                              1996 | Annual Report

OUR SIGNATURE
CONVENTION &
MEETING FACILITIES
ARE SETTING THE STANDARDS IN CONVENIENCE.
[PHOTO]

                                    [PHOTO]

16

COMPANY PROFILE

John Q. Hammons Hotels, Inc. and its subsidiaries (collectively, the "Company") is a leading independent owner, manager and developer of affordable upscale hotels in secondary and airport market areas. The Company owns and manages 39 hotels located in 18 states, containing 9,666 guest rooms or suites (the "Owned Hotels"), and manages four additional hotels located in two states, containing 952 guest rooms (the "Managed Hotels"). The Company also owns eight upscale hotels under construction, which are scheduled to open during 1997 and 1998 (the "Scheduled Hotels"). The Company's existing 43 Owned Hotels and Managed Hotels (together, the "JQH Hotels") operate primarily under the Holiday Inn and Embassy Suites trade names. Most of the Company's hotels are near a state capitol, university, airport or corporate headquarters, plant or other major facility and generally serve markets with populations of up to 300,000 people (or larger populations in the case of airport markets).

The Company's strategy is to increase cash flow and enhance shareholder value primarily through (i) developing new hotels in growth market areas in which the Company believes it can establish a leading and sustainable market position and
(ii) capitalizing on positive industry fundamentals by owning and operating its hotel portfolio. In implementing its development strategy, the Company works closely with local and state officials to develop hotels which meet business and social needs of the community and satisfy long-term demand for hotel rooms. The Company often benefits from development incentives provided by local governments and other organizations interested in ensuring the development of a quality hotel in their community. In addition, the Company engages in extensive analysis of target markets, customized design and selected pre-selling efforts. The Company's entire management team, including regional vice presidents, hotel managers, sales people, design specialists and architects, is involved in the development of a hotel. The Company is evaluating development of a number of hotels in addition to the eight Scheduled Hotels under construction.

The JQH Hotels are designed to appeal to a broad range of hotel customers, including frequent business travelers, large groups or conventions, as well as leisure travelers. Each of the JQH Hotels is individually designed by the Company's in-house design staff, and most contain an expansive multi-storied atrium, large indoor waterfalls, lush plantings and comfortable lounge areas. The Company believes that these design features enhance guest comfort and safety and increase the value perceived by the guest. In addition, the JQH Hotels typically include extensive meeting facilities that can be readily adapted to accommodate both larger and smaller meetings, conventions and trade shows. The 28 Holiday Inn JQH Hotels are affordably priced hotels designed to attract the business and leisure traveler desiring quality accommodations, including convention facilities, in-house restaurants, cocktail lounges and room service, and contain an average of 265 rooms. The seven Embassy Suites JQH Hotels are all-suite hotels which appeal to the traveler needing or desiring greater space and specialized services and contain an average of 234 suites. The Company determines which brand of hotel to develop depending upon the demographics of the market to be served.

Management of the JQH Hotels is coordinated from the Company's headquarters in Springfield, Missouri by a central management team. Five regional vice presidents are each responsible for supervising a group of general managers of JQH Hotels in day-to-day operations. Centralized management services and functions include development, design, marketing, purchasing and financial controls. Through these centralized services, significant cost savings are realized due to economies of scale.


                        vision | opportunity | momentum

UNAUDITED QUARTERLY STOCK INFORMATION

The Company's Class A common stock (the "Class A Common Stock") has been listed on the New York Stock Exchange since November 16, 1994 under the symbol "JQH." Prior to that date, the Company's Class A Common Stock was not publicly traded.

The following sets forth the high and low closing sale prices of the Class A Common Stock for the period indicated as reported by the New York Stock Exchange Composite Tape:


     STOCK PRICE PER SHARE
     -------------------------------------------------------------------
                                                 HIGH            LOW
     -------------------------------------------------------------------
     1995
     First Quarter                             $ 14-1/8       $       11
     Second Quarter                            $ 16-3/8       $   13-1/2
     Third Quarter                             $ 16-1/2       $   12-3/8
     Fourth Quarter                            $ 13-1/8       $    7-7/8

     1996
     First Quarter                             $ 11-7/8       $    9-3/4
     Second Quarter                            $ 12-1/8       $       10
     Third Quarter                             $ 10-7/8       $    9-5/8
     Fourth Quarter                            $  9-1/2       $    7-1/2
     -------------------------------------------------------------------


On March 14, 1997, the last reported sale price of the Class A Common Stock on the NYSE was $9-5/8

SELECTED CONSOLIDATED FINANCIAL INFORMATION OF THE COMPANY

The selected consolidated financial information of the Company for the 1992, 1993, 1994, 1995 and 1996 Fiscal Years has been derived from and should be read in conjunction with the audited consolidated financial statements of the Company, which statements have been audited by Arthur Andersen LLP, independent public accountants. The information presented below should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" included elsewhere herein. The Company's fiscal year ends on the Friday nearest December 31. Consequently, the Company's 1996 Fiscal Year included 53 weeks of operations while the 1992, 1993, 1994 and 1995 Fiscal Years included 52 weeks of operations.


                              1996 | Annual Report

18      STATEMENT OF OPERATIONS DATA:
        (DOLLARS IN THOUSANDS, EXCEPT OPERATING AND PER SHARE DATA)

                                                                                FISCAL YEAR-ENDED
----------------------------------------------------------------------------------------------------------------------------
                                                            1996          1995          1994            1993          1992
----------------------------------------------------------------------------------------------------------------------------
Revenues:
   Rooms(a)                                              $ 171,206     $ 148,432     $ 137,387       $ 130,754     $ 124,102
   Food and beverage                                        79,580        70,840        65,308          67,748        67,573
   Meeting room rental and other(b)                         18,061        15,907        13,998          12,360        10,962
                                                         ---------     ---------     ---------       ---------     ---------
Total revenues                                             268,847       235,179       216,693         210,862       202,637
                                                         ---------     ---------     ---------       ---------     ---------
Operating expenses:
   Direct operating costs and expenses(c)
     Rooms                                                  43,610        38,543        34,413          33,189        31,525
     Food and beverage                                      57,956        54,228        49,721          51,772        52,759
     Other                                                   2,929         2,521         2,397           2,225         2,250
   General, administrative, sales and
     management expenses(d)(e)                              74,646        64,234        57,981          57,097        53,503
   Repairs and maintenance                                  11,528        10,131         9,888           9,624         7,988
   Depreciation and amortization                            24,034        18,346        13,975          14,153        14,365
                                                         ---------     ---------     ---------       ---------     ---------
   Total operating expenses                                214,703       188,003       168,375         168,060       162,390
                                                         ---------     ---------     ---------       ---------     ---------
Income from operations                                      54,144        47,176        48,318          42,802        40,247
Interest expense and amortization of
   deferred financing fees, net                             35,620        28,447        32,932          27,412        30,127
                                                         ---------     ---------     ---------       ---------     ---------
Income before minority
   interest, provision for income
   taxes and extraordinary item(f)                          18,524        18,729        15,386          15,390        10,120
Minority interest in earnings of partnership               (13,280)      (13,427)         (274)           --            --
                                                         ---------     ---------     ---------       ---------     ---------
Income before provision for income taxes
   and extraordinary item                                    5,244         5,302        15,112          15,390        10,120
Provision for income taxes(g)                                 (105)         (107)          (41)           --            --
                                                         ---------     ---------     ---------       ---------     ---------
Income before extraordinary item                             5,139         5,195        15,071          15,390        10,120
Income before extraordinary item prior to
   November 23, 1994 allocable to partners                    --            --         (15,004)        (15,390)      (10,120)
                                                         ---------     ---------     ---------       ---------     ---------
Income before extraordinary item allocable
   to the Company                                        $   5,139     $   5,195     $      67       $    --       $    --
                                                         =========     =========     =========       =========     =========
Income per share of common stock                                                    (pro forma)
   before extraordinary item                             $     .81     $     .82     $     .48(l)
                                                         =========     =========     =========
OTHER DATA:
   EBITDA(h)                                             $  78,178     $  65,522     $  62,293       $  56,955     $  54,612
   Net cash provided by operating activities                72,052        44,037        46,107          32,341        26,674
   Net cash used in investing activities                  (136,296)      (78,085)     (149,510)         (9,259)      (11,388)
   Net cash provided by (used in) financing activities      68,916        66,113       104,884         (17,742)      (15,234)
MARGIN AND RATIO DATA:
   EBITDA margin (% of total revenue)(h)                      29.1%         27.9%         28.8%           27.0%         27.0%
   Earnings to fixed charges ratio(i)                        1.26x         1.39x         1.42x           1.55x         1.33x
OPERATING DATA:
Owned Hotels:
   Number of hotels                                             39            37            31              31            30
   Number of rooms                                           9,666         9,312         8,054           8,054         7,786
   Average occupancy (mature hotels)                          65.9%         68.8%         68.5%           68.7%         67.9%
   Average daily room rate (mature hotels)               $   74.47     $   71.44     $   68.45       $   65.63     $   64.50
   Average daily room revenue per
     available room (mature hotels)(j)                   $   49.11     $   49.13     $   46.88       $   45.11     $   43.79
   Increase in yield(k)                                       --             4.8%          3.9%            3.0%          6.3%
BALANCE SHEET DATA:
Total assets                                             $ 658,072     $ 542,371     $ 443,044       $ 297,599     $ 299,640
Total debt, including current portion                      531,143       458,094       380,869         342,165       341,389
Minority interest of holders of the LP Units                33,662        23,082        14,820            --            --
Equity (deficit)                                            16,094        10,955         5,852         (71,626)      (67,181)

----------------------------------------------------------------------------------------------------------------------------

                        vision | opportunity | momentum

(a)  Includes revenues derived from rooms.

(b) Includes meeting room rental, management fees for providing management services to the Managed Hotels and other.

(c) Includes expenses incurred in connection with rooms, food and beverage and telephones.

(d) Includes expenses incurred in connection with franchise fees, administrative, marketing and advertising, utilities, insurance, property taxes, rent and other.

(e) Includes expenses incurred providing management services to the Managed Hotels.

(f) The 1994 and 1995 Fiscal Years do not include a $3.3 million and a $0.3 million, respectively, extraordinary charge related to prepayment fees on early debt retirement in connection with the Note Offerings and Common Stock Offering.

(g) After the Common Stock Offering, the Company has been taxed as a C Corporation on its portion of the Partnership's earnings. Prior to the Common Stock Offering, net income does not include any provision (benefit) for income taxes in view of the S Corporation tax status of the general partner prior to the Common Stock Offering and of the Partnership's status as a partnership for income tax purposes.

(h) EBITDA represents earnings before net interest expense, provision for income taxes (if applicable) and depreciation and amortization. EBITDA is used by the Company for the purpose of analyzing its operating performance, leverage and liquidity. Such data are not a measure of financial performance under generally accepted accounting principles and should not be considered as an alternative to net earnings as an indicator of the Company's operating performance or as an alternative to cash flows as a measure of liquidity.

(i) Earnings used in computing the earnings to fixed charges ratios consist of net income plus fixed charges. Fixed charges consist of interest expense and that portion of rental expense representative of interest (deemed to be one third of rental expense).

(j) Total room revenue divided by number of available rooms. Available rooms represent the number of rooms available for rent multiplied by the number of days in the period presented.

(k) Increase in yield represents the period-over-period increases in yield. Yield is defined as the average daily room revenue per available room.

(l) The 1994 unaudited pro forma net income per share presents the Company's allocable share of pre-tax income (28.31%) after giving effect to (i) the issuance of the Notes and the repayment of the Partnership's then existing mortgage indebtedness with approximately $240.0 million of the $289.7 million total net proceeds from the Note Offering, (ii) the application of approximately $36.1 million of the net proceeds from the Common Stock Offering to the repayment of indebtedness, and (iii) an estimated provision for income taxes that would have been reported had the Company filed federal and state income tax returns as a C Corporation. The estimated tax provision was based on an assumed effective tax rate of 38%. The unaudited pro forma earnings per share information is based upon 6,336,100 shares of common stock outstanding after the Common Stock Offering.

20

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL
CONDITION AND RESULTS OF OPERATIONS

GENERAL
The following discussion and analysis primarily addresses results of operations of the Company for the Fiscal Years ended January 3, 1997 (the "1996 Fiscal Year"), December 29, 1995 (the "1995 Fiscal Year"), and December 30, 1994 (the "1994 Fiscal Year"). For periods presented, the consolidated financial statements of the Company present the consolidated assets, liabilities, revenues and expenses of those entities which now comprise the Company as if the Company had been a single entity for all the periods presented. The following discussion should be read in conjunction with the selected consolidated financial information of the Company and the consolidated financial statements of the Company included elsewhere herein.

The Company's consolidated financial statements include the revenues from the Owned Hotels and management fee revenues for providing management services to the Managed Hotels. References to the JQH Hotels include both the Owned Hotels and the Managed Hotels. Revenues from the Owned Hotels are derived from rooms, food and beverage, and meeting rooms and other revenues. The Company's beverage revenues include only revenues from the sale of alcoholic beverages, while revenues from the sale of non-alcoholic beverages are shown as part of food revenues. Direct operating costs and expenses include expenses incurred in connection with the direct operation of rooms, food and beverage and telephones. General, administrative, sales and management services expenses include expenses incurred for franchise fees, administrative, marketing and advertising, utilities, insurance, property taxes, rent, management services and other expenses.

During the period from 1992 through 1996, the Company's total revenues grew at an annual compounded growth rate of 7.3% from $202.6 million to $268.8 million. Occupancy for the Mature Hotels (hotels open over one year) during that period decreased 2.0 percentage points from 67.9% to 65.9%. However, the Mature Hotel's average daily room rates increased by 15.5% from $64.50 to $74.47 during that period.

Given the current positive trends in the full-service hotel industry and the completion of the Note Offerings and Common Stock Offering, the Company continues to develop new hotels, including the eight Scheduled Hotels anticipated to open in 1997 and 1998. The Company has generally experienced a three-year maturation process with its hotel developments. New hotels typically generate positive cash flow from operations before debt service in the first year, generate cash sufficient to service mortgage debt in the second year and create positive earnings after debt service in the third year. The Company believes that the recent improvement in the hotel industry should accelerate this maturation process for the Scheduled Hotels, although there can be no assurance that this will be the case.


RESULTS OF OPERATIONS OF THE COMPANY

     The following table shows selected consolidated operating statistics for the Mature Owned Hotels:

                                                                 FISCAL YEAR-ENDED
--------------------------------------------------------------------------------------------------------------
                                          1996           1995          1994           1993            1992
--------------------------------------------------------------------------------------------------------------
Average occupancy                          65.9%          68.8%          68.5%          68.7%          67.9%
Average room rate                      $   74.47      $   71.44      $   68.45      $   65.63      $   64.50
Room revenue per available room        $   49.11      $   49.13      $   46.88      $   45.11      $   43.79
Available rooms(a)                     3,476,279      3,087,700      2,930,893      2,901,516      2,834,104
--------------------------------------------------------------------------------------------------------------


                        vision | opportunity | momentum

(a) Available rooms represent the number of rooms available for rent multiplied by the number of days in the period reported. The Company's 1996 Fiscal Year contained 53 weeks or 371 days while its 1992, 1993, 1994 and 1995 Fiscal Years each contained 52 weeks or 364 days.

  The following table shows selected components of the Company's operating income as a percentage of revenues:

                                                                   FISCAL YEAR-ENDED
-----------------------------------------------------------------------------------------------------------------
                                            1996           1995           1994           1993          1992
-----------------------------------------------------------------------------------------------------------------
REVENUES:
Rooms                                       63.7%          63.1%          63.4%          62.0%         61.2%
Food and beverage                           29.6           30.1           30.1           32.1          33.4
Meeting room rental and other                6.7            6.8            6.5            5.9           5.4
                                          -------        -------        -------        -------       -------
    Total Revenues                         100.0          100.0          100.0          100.0         100.0
                                          -------        -------        -------        -------       -------
Direct operating costs and expenses
  Rooms                                     16.2           16.4           15.9           15.7          15.6
  Food and beverage                         21.6           23.0           22.9           24.6          26.0
  Other                                      1.1            1.1            1.1            1.0           1.1
General, administrative, sales and
 management service expenses                27.8           27.3           26.8           27.1          26.4
Repairs and maintenance expenses             4.3            4.3            4.6            4.6           3.9
Depreciation and amortization                8.9            7.8            6.4            6.7           7.1
                                          -------        -------        -------        -------       -------
    Total Operating Expenses                79.9           79.9           77.7           79.7          80.1
                                          -------        -------        -------        -------       -------
    Income from Operations                  20.1%          20.1%          22.3%          20.3%         19.9%
                                          =======        =======        =======        =======       =======

------------------------------------------------------------------------------------------------------------


                              1996 | Annual Report

1996 FISCAL YEAR COMPARED TO 1995 FISCAL YEAR

TOTAL REVENUES increased to $268.8 million in 1996 from $235.2 million in 1995, an increase of $33.6 million or 14.3%. Of the total revenues reported in 1996, 63.7% were revenues from rooms, 29.6% were revenues from food and beverage, and 6.7% were revenues from meeting room rental and other, compared with 63.1%, 30.1%, and 6.8%, respectively, during 1995.

ROOMS REVENUE increased to $171.2 million in 1996 from $148.4 million in 1995, an increase of $22.8 million or 15.3% as a result of the operation of six hotels which opened in 1995, two hotels which opened in 1996 and the increase in average daily room rate. Average daily room rates of Mature Hotels increased to $74.47 in 1996 from $71.44 in 1995, an increase of $3.03 or 4.2%. The higher average daily room rate was attributable to continued increases in pricing schedules in both the transient and corporate market segments. RevPAR was flat with $49.11 in 1996 and $49.13 in 1995.

FOOD AND BEVERAGE REVENUES increased to $79.6 million in 1996 from $70.8 million in 1995, an increase of $8.8 million or 12.3%. This increase was due to revenues associated with newly opened hotels and new food franchise operations.

MEETING ROOM RENTAL AND OTHER REVENUES increased to $18.1 million in 1996 from $15.9 million in 1995, an increase of $2.2 million or 13.5%. This increase was due to the addition of meeting space in the new hotels.

DIRECT OPERATING COSTS AND EXPENSES for rooms increased to $43.6 million in 1996 from $38.5 million in 1995, an increase of $5.1 million or 13.1%. As a percentage of rooms revenue, these expenses decreased slightly to 25.5% in 1996 from 26.0% in 1995.

DIRECT OPERATING COSTS AND EXPENSES FOR FOOD AND BEVERAGE increased to $58.0 million in 1996 from $54.2 million in 1995, an increase of $3.8 million or 6.9%. The increase was due to costs associated with the higher volume of sales.

DIRECT OPERATING COSTS AND EXPENSES FOR OTHER increased to $2.9 million in 1996 from $2.5 million in 1995, an increase of $0.4 million or 16.2%.

GENERAL, ADMINISTRATIVE, SALES AND MANAGEMENT SERVICES EXPENSES increased to $74.6 million in 1996 from $64.2 million in 1995, an increase of $10.4 million or 16.2%. Increases in these expenses are primarily attributable to expenses associated with the opening of new hotels in 1995 and 1996, increases in certain insurance costs and certain other increases in expenses associated with increased room revenues. As a percentage of total revenues, these expenses increased to 27.8% in 1996 from 27.3% in 1995.

REPAIRS AND MAINTENANCE EXPENSES increased to $11.5 million in 1996 from $10.1 million in 1995, an increase of $1.4 million or 13.8%.

DEPRECIATION AND AMORTIZATION increased to $24.0 million in 1996 from $18.3 million in 1995. As a percentage of total revenues, these expenses increased to 8.9% in 1996 from 7.8% in 1995. The increase was a direct result of the increased level of capital expenditures for renovation and the newly opened hotels.

INCOME FROM OPERATIONS increased to $54.1 million in 1996 from $47.2 million in 1995, an increase of $6.9 million or 14.8%. The increase was due to higher profit margins related to the six new hotels opened in 1995. As a percentage of total revenues, income from operations was 20.1% in 1996 and 1995.


                        vision | opportunity | momentum

INTEREST EXPENSE AND AMORTIZATION OF DEFERRED FINANCING FEES, NET increased to $35.6 million in 1996 from $28.5 million in 1995, an increase of $7.1 million or 25.2%. The increase was primarily attributable to new hotel borrowing for new construction offset in part by capitalized interest associated with projects under construction during the year.

INCOME BEFORE MINORITY INTEREST, PROVISION FOR INCOME TAXES AND EXTRAORDINARY ITEM decreased to $18.5 million in 1996 from $18.7 million in 1995, a decrease of $0.2 million or 1.1%. The $18.7 million in 1995 does not include a $0.3 million extraordinary charge related to prepayment fees on early debt retirement in connection with the Note Offering incurred in 1995.


1995 FISCAL YEAR COMPARED TO 1994 FISCAL YEAR

TOTAL REVENUES increased to $235.2 million in 1995 from $216.7 million in 1994, an increase of $18.5 million or 8.5%. Of the total revenues reported in 1995, 63.1% were revenues from rooms, 30.1% were revenues from food and beverage, and 6.8% were revenues from meeting room rental and other, compared with 63.4%, 30.1%, and 6.5%, respectively, during 1994.

ROOMS REVENUE increased to $148.4 million in 1995 from $137.4 million in 1994, an increase of $11.0 million or 8.0% as a result of the partial year operation of six hotels which opened in 1995 and the increase in average daily room rate. Average daily room rates of Mature Hotels increased to $71.44 in 1995 from $68.45 in 1994, an increase of $2.99 or 4.4%. The higher average daily room rate was attributable to increases in pricing schedules allowed by increased demand in both the transient and corporate market segments. RevPAR improved to $49.13 in 1995 from $46.88 in 1994, an increase of $2.25 or 4.8%.

FOOD AND BEVERAGE REVENUES increased to $70.8 million in 1995 from $65.3 million in 1994, an increase of $5.5 million or 8.4%. This increase was due to revenues associated with six newly opened hotels and new food franchise operations.

MEETING ROOM RENTAL AND OTHER REVENUES increased to $15.9 million in 1995 from $14.0 million in 1994, an increase of $1.9 million or 13.6%. This increase was due to the addition of meeting space in six new hotels.

DIRECT OPERATING COSTS AND EXPENSES FOR ROOMS increased to $38.5 million in 1995 from $34.4 million in 1994, an increase of $4.1 million or 11.9%. As a percentage of rooms revenue, these expenses increased slightly to 26.0% in 1995 from 25.0% in 1994.

DIRECT OPERATING COSTS AND EXPENSES FOR FOOD AND BEVERAGE increased to $54.2 million in 1995 from $49.7 million in 1994, an increase of $4.5 million or 9.1%. The increase was due to costs associated with the higher volume of sales.

DIRECT OPERATING COSTS AND EXPENSES FOR OTHER were $2.5 million in 1995 and $2.4 million in 1994.

GENERAL, ADMINISTRATIVE, SALES AND MANAGEMENT SERVICES EXPENSES increased to $64.2 million in 1995 from $58.0 million in 1994, an increase of $6.2 million or 10.7%. Increases in these expenses are primarily attributable to expenses associated with the opening of six new hotels in 1995, increases in certain insurance costs and certain other increases in expenses associated with increased room revenues. As a percentage of total revenues, these expenses increased to 27.3% in 1995 from 26.8% in 1994.


                              1996 | Annual Report

24

REPAIRS AND MAINTENANCE EXPENSES increased to $10.1 million in 1995 from $9.9 million in 1994, an increase of $0.2 million or 2.0%.

DEPRECIATION AND AMORTIZATION increased to $18.3 million in 1995 from $14.0 million in 1994. As a percentage of total revenues, these expenses increased to 7.8% in 1995 from 6.4% in 1994. The increase was a direct result of the increased level of capital expenditures for renovation and newly opened hotels.

INCOME FROM OPERATIONS decreased to $47.2 million in 1995 from $48.3 million in 1994, a decrease of $1.1 million or 2.3%. The decrease was due to an increase in general, administrative, sales and management services expenses and lower profit margins related to the opening of six new hotels in 1995. As a percentage of total revenues, income from operations decreased to 20.1% in 1995 from 22.3% in 1994.

INTEREST EXPENSE AND AMORTIZATION OF DEFERRED FINANCING FEES, NET decreased to $28.4 million in 1995 from $32.9 million in 1994, a decrease of $4.5 million or 13.7%. The decrease was primarily attributable to an increased amount of capitalized interest in the second and third quarters prior to opening the new hotels, offset in part by a higher overall debt balance as a result of the Note Offerings completed in 1994 and 1995.

INCOME BEFORE MINORITY INTEREST, PROVISION FOR INCOME TAXES AND EXTRAORDINARY
ITEM increased to $18.7 million in 1995 from $15.4 million in 1994, an increase of $3.3 million or 21.4%. The $15.4 million in 1994 does not include a $3.3 million extraordinary charge related to prepayment fees on early debt retirement in connection with the Note Offering and Common Stock Offering incurred in 1994. The $18.7 million in 1995 does not include a $0.3 million extraordinary charge related to prepayment fees on early debt retirement in connection with the Note Offering incurred in 1995.


                        vision | opportunity | momentum

LIQUIDITY AND CAPITAL RESOURCES

In general, the Company has financed its operations through internal cash flow, loans from financial institutions, the issuance of public debt and equity and the issuance of industrial revenue bonds. The Company in the future may obtain mortgage financing secured by unencumbered hotels and construction in progress to provide additional liquidity, if necessary. The Company's principal uses of cash are to pay operating expenses, to service debt and to fund capital expenditures, new hotel development and partnership distributions.

At January 3, 1997, the Company had $46.4 million of cash and equivalents and also had $2.4 million of marketable securities, which represented investment of a portion of the proceeds of the Note Offerings and Common Stock Offering. Such investment is expected to be used for development of new hotels and other working capital requirements of the Company.

Net cash provided by operating activities increased to $72.1 million at the end of 1996 from $44.0 million at the end of 1995, an increase of $28.1 million or 63.6%. This increase was due to an increase in construction payables, increases in depreciation and amortization, and a decrease in construction reimbursements at year end.

The Company incurred net capital expenditures of $155.6 million and $132.4 million, respectively, for the 1996 and 1995 Fiscal Years. Capital expenditures typically include capital improvements on existing hotel properties and expenditures for development of new hotels. During 1996, capital expenditures for existing hotels and new hotel development were $26.5 million and $129.1 million, respectively. During 1995, capital expenditures for existing hotels and new hotel development were $17.6 million and $114.8 million, respectively. During 1997, the Company expects capital expenditures to total $209 million, representing approximately $19 million for capital improvements on existing hotels and $190 million for continued new hotel development.

The Company estimates that building, pre-opening and other costs of the eight Scheduled Hotels will require aggregate funding of $153 million from the Company (net of $119 million included in construction in progress and other assets at year end.) The Company has obtained loans and commitments of $156.6 million ($25.4 million of which had been drawn at year end) on the Scheduled Hotels and expects the remaining 1996 capital requirements to be funded by cash, operating income and additional loans on four unencumbered hotels.

In addition to the capital expenditures for the Scheduled Hotels, the Company is at various stages in evaluating other new hotel development. Capital requirements for the hotels under development are expected to be provided by (i) mortgage financing secured by the Owned Hotels which are unencumbered; (ii) mortgage financing secured by the Scheduled Hotels as described above; and (iii) contributions from third parties.

The Company expects to fund development of new hotels through limited partnerships in which the Company will be the general partner and a wholly owned corporate subsidiary of the Company will be the limited partner. As permitted by the indenture relating to the Notes (the "Note Indenture"), each of these entities will be an "Unrestricted Subsidiary" for purposes thereof, and, accordingly, the ability of the Company to fund these entities is subject to certain limitations contained in the Note Indenture. All of the indebtedness of this entity will be non-recourse to the Company. The Company believes that funding permitted under the Note Indenture will be sufficient to meet its current hotel development plans.

                              1996 | Annual Report

26

Based upon current plans relating to the timing of new hotel development and loan draw schedules, the Company anticipates that its capital resources will be adequate to satisfy its 1997 capital requirements for the currently planned projects and normal recurring capital improvement projects.

The Company distributed $2.7 million in 1996, and $4.9 million in the 1995 Fiscal Year to its partners. Following consummation of the First Note Offering, distributions by the Company to its partners must be made in accordance with the provisions of the Note Indentures.


SEASONALITY

Demand is affected by normally recurring seasonal patterns. For most of the JQH Hotels, demand is higher in the spring and summer months (March through October) than during the remainder of the year. Accordingly, the Company's operations are seasonal in nature, with lower revenue, operating profit and cash flow in the first and fourth quarters due to decreased travel during the winter months.


INFLATION

The rate of inflation as measured by changes in the average consumer price index has not had a material effect on the revenues or operating results of the Company during the three most recent fiscal years.



                        vision | opportunity | momentum

                                                                              27
REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS


TO THE SHAREHOLDERS OF
JOHN Q. HAMMONS HOTELS, INC.:

We have audited the accompanying consolidated balance sheets of John Q. Hammons Hotels, Inc. and Companies (Note 1) as of January 3, 1997 and December 29, 1995 and the related consolidated statements of income, changes in minority interest and stockholders' equity and cash flows for each of the three fiscal years ended January 3, 1997, December 29, 1995 and December 30, 1994. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of John Q. Hammons Hotels, Inc. and Companies (Note 1) as of January 3, 1997 and December 29, 1995 and the results of their operations and their cash flows for each of the three fiscal years ended January 3, 1997, December 29, 1995 and December 30, 1994 in conformity with generally accepted accounting principles.

/s/ Arthur Andersen LLP

Cincinnati, Ohio,
   February 3, 1997

                              1996 | Annual Report

28

JOHN Q. HAMMONS HOTELS, INC. AND COMPANIES (NOTE 1)
CONSOLIDATED BALANCE SHEETS
(000'S OMITTED)


ASSETS                                                                                               FISCAL YEAR-END
-----------------------------------------------------------------------------------------------------------------------
                                                                                                    1996         1995
-----------------------------------------------------------------------------------------------------------------------
CASH AND EQUIVALENTS
   (Restricted cash of $5,191 and $2,078 in 1996 and 1995, respectively) (Notes 2 and 5)         $  46,449    $  41,777

MARKETABLE SECURITIES (Notes 2 and 5)                                                                2,355       26,574

RECEIVABLES:
   Trade, less allowance for doubtful accounts of $163 and $157 in 1996 and 1995, respectively       5,790        4,852
   Management fees (Note 3)                                                                             45           53
   Construction reimbursements and other                                                               780        2,709

INVENTORIES                                                                                          1,019        1,110

PREPAID EXPENSES AND OTHER                                                                           1,928        1,124
                                                                                                 ---------    ---------
    Total current assets                                                                            58,366       78,199
                                                                                                 ---------    ---------
PROPERTY AND EQUIPMENT, at cost (Notes 2, 5 and 6):
   Land and improvements                                                                            29,712       27,974
   Buildings and improvements                                                                      433,059      399,746
   Furniture, fixtures and equipment                                                               160,198      149,535
   Construction in progress                                                                        120,525       27,395
                                                                                                 ---------    ---------

                                                                                                   743,494      604,650

   Less- Accumulated depreciation and amortization                                                (174,899)    (169,811)
                                                                                                 ---------    ---------

                                                                                                   568,595      434,839
                                                                                                 ---------    ---------

DEFERRED FINANCING COSTS, FRANCHISE FEES, AND OTHER, net (Notes 2 and 5)                            31,111       29,333
                                                                                                 ---------    ---------

                                                                                                 $ 658,072    $ 542,371
                                                                                                 =========    =========

-----------------------------------------------------------------------------------------------------------------------

The accompanying notes to consolidated financial statements are an integral part of these consolidated balance sheets.


                        vision | opportunity | momentum

JOHN Q. HAMMONS HOTELS, INC. AND COMPANIES (NOTE 1)
CONSOLIDATED BALANCE SHEETS
(000'S OMITTED)


LIABILITIES AND EQUITY
                                                                                        FISCAL YEAR-END
----------------------------------------------------------------------------------------------------------
                                                                                       1996         1995
----------------------------------------------------------------------------------------------------------
LIABILITIES:
   Current portion of long-term debt (Note 5)                                        $ 12,444     $  7,981
   Accounts payable, including construction payables
     of approximately $17,721 and $6,549, respectively                                 29,977        8,382
   Accrued expenses-
     Payroll and related benefits                                                       4,611        3,800
     Sales and property taxes                                                           7,069        7,012
     Insurance (Notes 2 and 3)                                                          9,511        8,446
     Interest                                                                          12,634       12,171
     Utilities, franchise fees and other                                                6,347        4,849
                                                                                     --------     --------
         Total current liabilities                                                     82,593       52,641
   Long-term debt (Note 5)                                                            518,699      450,113
   Other obligations and deferred revenue (Notes 2 and 3)                               7,024        5,580
                                                                                     --------     --------
         Total liabilities                                                            608,316      508,334
                                                                                     --------     --------

COMMITMENTS AND CONTINGENCIES (Note 6)

MINORITY INTEREST OF HOLDERS OF LIMITED PARTNER UNITS (Note 1)                         33,662       23,082

STOCKHOLDERS' EQUITY (Note 1):
   Preferred stock, $.01 par value, 2,000,000 shares authorized, none outstanding         --           --
   Class A common stock, $.01 par value, 40,000,000 shares authorized,
     6,042,000 shares issued and outstanding                                               60           60
   Class B common stock, $.01 par value, 1,000,000 shares authorized,
     294,100 shares issued and outstanding                                                  3            3
   Paid-in capital                                                                     96,373       96,373
   Retained deficit, net                                                              (80,342)     (85,481)
                                                                                     --------     --------
         Total equity                                                                  16,094       10,955
                                                                                     --------     --------
                                                                                     $658,072     $542,371
                                                                                     ========     ========

----------------------------------------------------------------------------------------------------------

The accompanying notes to consolidated financial statements are an integral part of these consolidated balance sheets.


                              1996 | Annual Report

30

JOHN Q. HAMMONS HOTELS, INC. AND COMPANIES (NOTE 1)
CONSOLIDATED STATEMENTS OF INCOME
(000'S OMITTED)


                                                                            FISCAL YEAR-ENDED
-------------------------------------------------------------------------------------------------------
                                                                       1996         1995         1994
-------------------------------------------------------------------------------------------------------
REVENUES:
   Rooms                                                             $171,206     $148,432     $137,387
   Food and beverage                                                   79,580       70,840       65,308
   Meeting room rental and other                                       18,061       15,907       13,998
                                                                     --------     --------     --------
         Total revenues                                               268,847      235,179      216,693
                                                                     --------     --------     --------

OPERATING EXPENSES, (Notes 3, 4 and 6):
   Direct operating costs and expenses-
     Rooms                                                             43,610       38,543       34,413
     Food and beverage                                                 57,956       54,228       49,721
     Other                                                              2,929        2,521        2,397
   General, administrative, sales and management service expenses      74,646       64,234       57,981
   Repairs and maintenance                                             11,528       10,131        9,888
   Depreciation and amortization                                       24,034       18,346       13,975
                                                                     --------     --------     --------
         Total operating expenses                                     214,703      188,003      168,375
                                                                     --------     --------     --------

INCOME FROM OPERATIONS                                                 54,144       47,176       48,318

OTHER EXPENSE:
   Interest expense and amortization of deferred financing
     fees, net of $2,103, $4,044 and $1,788 of interest income in
     1996, 1995 and 1994, respectively (Note 2(e))                     35,620       28,447       32,932
                                                                     --------     --------     --------

INCOME BEFORE MINORITY INTEREST, PROVISION FOR
   INCOME TAXES AND EXTRAORDINARY ITEM                                 18,524       18,729       15,386
     Minority interest in earnings of partnership (Note 1)            (13,280)     (13,427)        (274)
                                                                     --------     --------     --------

INCOME BEFORE PROVISION FOR INCOME TAXES
   AND EXTRAORDINARY ITEM                                               5,244        5,302       15,112
     Provision for income taxes (Note 2)                                 (105)        (107)         (41)
                                                                     --------     --------     --------

INCOME BEFORE EXTRAORDINARY ITEM                                        5,139        5,195       15,071
   Extraordinary item; cost of early extinguishment of debt,
     net of applicable tax benefit (Note 8)                               --           (92)      (3,041)
                                                                     --------     --------     --------

NET INCOME (Note 1)                                                     5,139        5,103       12,030
   Net income prior to November 23, 1994
     allocable to partners                                                --           --       (12,027)
                                                                     --------     --------     --------
   Net income allocable to the Company                               $  5,139     $  5,103     $      3
                                                                     ========     ========     ========

1996 AND 1995 EARNINGS PER SHARE AND PRO FORMA
    1994 UNAUDITED EARNINGS PER SHARE (Note 10)
     Earnings before extraordinary item                              $    .81     $    .82     $    .48
     Extraordinary item                                                   --          (.01)        (.09)
                                                                     --------     --------     --------
     Earnings allocable to the Company                               $    .81     $    .81     $    .39
                                                                     ========     ========     ========
-------------------------------------------------------------------------------------------------------

The accompanying notes to consolidated financial statements are an integral part of these consolidated statements.


                        vision | opportunity | momentum


JOHN Q. HAMMONS HOTELS, INC. AND COMPANIES (NOTE 1)
CONSOLIDATED STATEMENTS OF CHANGES IN MINORITY INTEREST
AND STOCKHOLDERS' EQUITY
(000'S OMITTED)

                                                                          STOCKHOLDERS' EQUITY
                                                                                          Partnership       Company
                                                       Class A   Class B                   Retained         Retained
                                         Minority      Common    Common       Paid-In    Deficit before   Deficit after
                                         Interest      Stock     Stock        Capital    Reorganization   Reorganization     Total
                                         --------      -----     -----        -------    --------------   --------------     -----

BALANCE, Year-End 1993                   $   --      $   --     $   --       $    342       $(71,968)         $   --       $(71,626)

   Distributions, net, prior to the
     offering (Note 1)                       --          --         --           --          (16,181)             --        (16,181)

   Net income prior to November 23,
     1994 allocable to partners              --          --         --           --           12,027              --         12,027
   Effect of stock issuance and
     reorganization, net of stock
     issuance costs of approximately
     $8,109 (Note 1)                       14,808          60          3       96,031         76,122           (90,587)      81,629
   Net income allocable to
     the Company                             --          --         --           --             --                   3            3
   Minority interest in earnings
     of the partnership, after
     extraordinary item of $262                12        --         --           --             --                --           --
                                         --------    --------   --------     --------       --------          --------     --------

BALANCE, Year-End 1994                     14,820          60          3       96,373           --             (90,584)       5,852
   Distributions                           (4,932)       --         --           --             --                --           --
   Net income allocable to
     the Company                             --          --         --           --             --               5,103        5,103
   Minority interest in earnings
     of the partnership, after
     extraordinary item of $233            13,194        --         --           --             --                --           --
                                         --------    --------   --------     --------       --------          --------     --------
BALANCE, Year-End 1995                     23,082          60          3       96,373           --             (85,481)      10,955
   Distributions                           (2,700)       --         --           --             --                --           --
   Net income allocable to
     the Company                             --          --         --           --             --               5,139        5,139
   Minority interest in earnings
     of the partnership                    13,280        --         --           --             --                --           --
                                         --------    --------   --------     --------       --------          --------     --------

BALANCE, Year-End 1996                   $ 33,662    $     60   $      3     $ 96,373       $   --            $(80,342)    $ 16,094
                                         ========    ========   ========     ========       ========          ========     ========

The accompanying notes to consolidated financial statements are an integral part of these consolidated statements.


                              1996 | Annual Report

JOHN Q. HAMMONS HOTELS, INC. AND COMPANIES (NOTE 1)
CONSOLIDATED STATEMENTS OF CASH FLOWS
(000'S OMITTED)

                                                                                                    FISCAL YEAR-ENDED
--------------------------------------------------------------------------------------------------------------------
                                                                                      1996         1995         1994
--------------------------------------------------------------------------------------------------------------------

CASH FLOWS FROM OPERATING ACTIVITIES:
   Net income                                                                      $   5,139    $   5,103    $  12,030
   Adjustments to reconcile net income to cash provided by operating activities-
     Minority interest in earnings of partnership                                     13,280       13,427          274
     Depreciation, amortization and loan cost amortization                            26,414       19,956       16,279
     Extraordinary item, before tax benefit                                             --             92        3,081
                                                                                   ---------    ---------    ---------
                                                                                      44,833       38,578       31,664
   Changes in certain assets and liabilities-
     Receivables                                                                         999       (3,003)         (25)
     Inventories                                                                          91         (137)         188
     Prepaid expenses and other                                                         (804)        (138)         337
     Accounts payable                                                                 21,595         (236)       4,023
     Accrued expenses                                                                  3,894        4,375       10,351
     Other obligations and deferred revenue                                            1,444        4,598         (431)
                                                                                   ---------    ---------    ---------
       Net cash provided by operating activities                                      72,052       44,037       46,107
                                                                                   ---------    ---------    ---------

CASH FLOWS FROM INVESTING ACTIVITIES:
   Additions to property and equipment, net                                         (155,579)    (132,419)     (59,207)
   Franchise fees and other                                                           (4,936)      (5,755)      (3,640)
   (Purchase) sale of marketable securities, net                                      24,219       60,089      (86,663)
                                                                                   ---------    ---------    ---------
     Net cash used in investing activities                                          (136,296)     (78,085)    (149,510)
                                                                                   ---------    ---------    ---------

CASH FLOWS FROM FINANCING ACTIVITIES:
   Loan financing fees and debt offering costs                                        (1,433)      (6,180)     (11,183)
   Proceeds from borrowings                                                           76,239      112,296      322,825
   Payments of notes payable to affiliates                                              --           (547)     (10,114)
   Repayments of debt                                                                 (3,190)     (34,524)    (276,900)
   Proceeds from sale of common stock                                                   --           --         96,437
   Distributions to partners prior to the equity offering, net                          --           --        (16,181)
   Distributions                                                                      (2,700)      (4,932)        --
                                                                                   ---------    ---------    ---------
     Net cash provided by financing activities                                        68,916       66,113      104,884
                                                                                   ---------    ---------    ---------
         Increase in cash and equivalents                                              4,672       32,065        1,481

CASH AND EQUIVALENTS, beginning of period                                             41,777        9,712        8,231
                                                                                   ---------    ---------    ---------

CASH AND EQUIVALENTS, end of period                                                $  46,449    $  41,777    $   9,712
                                                                                   =========    =========    =========

SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION
   CASH PAID FOR INTEREST, net of amounts capitalized                              $  35,441    $  29,035    $  24,216
                                                                                   =========    =========    =========

--------------------------------------------------------------------------------------------------------------------

The accompanying notes to consolidated financial statements are an integral part of these consolidated statements.


                         vision | opportunity | momentum

JOHN Q. HAMMONS HOTELS, INC. AND COMPANIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(000'S OMITTED)


(1) Basis of Presentation-

    (a) Entity Matters--The accompanying consolidated financial statements include the accounts of John Q. Hammons Hotels, Inc. and John Q. Hammons Hotels, L.P. and subsidiaries. (Collectively the Company or, as the context may require, John Q. Hammons Hotels, Inc. only). As of fiscal year end 1996, 1995 and 1994, the Company had thirty-nine, thirty-seven and thirty-one, respectively, hotels in operation of which thirty-two in 1996 and 1995 and twenty-nine in 1994 operated under the Holiday Inn and Embassy Suites tradenames. The Company's hotels are located in eighteen states throughout the United States.

        The Company was formed in September, 1994 and had no operations or assets prior to its initial public offering of 6,042,000 Class A common shares at $16.50 per share on November 23, 1994. Immediately prior to the initial public offering, Mr. John Q. Hammons (JQH) contributed approximately $5 million in cash to the Company in exchange for approximately 294,000 shares of Class B common stock (which represents approximately 72% of the voting control of the Company). The Company contributed the approximate $96 million of net proceeds from the Class A and Class B common stock offerings to John Q. Hammons Hotels, L.P. (JQHLP) in exchange for an approximate 28% general partnership interest.

        As the sole general partner of JQHLP, the Company exercises control over all decisions as set forth in the partnership agreement. Prior to the initial public offering, all entities that now comprise JQHLP were directly or indirectly controlled by JQH. Accordingly, the accompanying consolidated financial statements present, as a combination of entities under common control as if using the pooling method of accounting, all entities on a consolidated basis for all periods presented. All earnings prior to the Company's November 23, 1994 purchase of the JQHLP general partnership interest are reflected in the accompanying consolidated statements of income as net income allocable to partners. For the period November 23, 1994 through December 30, 1994, the approximate 72% minority interest attributable to the portion of the partnership not owned by the Company has been reflected as minority interest in the accompanying consolidated financial statements. Accordingly, the net income allocable to the Company reported in the accompanying consolidated statements of income includes the Company's approximate 28% share of all JQHLP earnings since the Company's November 23, 1994 purchase of the JQHLP general partnership interest.

        Subsequent to the initial public offering and the Company's purchase of the general partnership interest in JQHLP, minority interest has been recorded in the consolidated balance sheets to reflect the portion of the partnership not owned by the Company.

        All significant balances and transactions between the entities and properties have been eliminated.

    (b) Partnership and Other Matters--A summary of selected provisions of the partnership agreement as well as certain other matters are summarized as follows:

        Allocation of Income, Losses and Distributions; Pretax income, losses and distributions of JQHLP will generally be allocated pro rata between the Company, as general partner, and the limited partner interest beneficially owned by JQH based on their respective approximate 28% and 72% ownership interests in JQHLP. However, among other things, to the extent the limited partners were not otherwise committed to provide further financial support and pretax losses reported for financial reporting purposes were deemed to be of a continuing nature, the balance of the pretax losses would be allocated only to the Company, with any subsequent pretax income also to be allocated only to the Company until such losses had been offset (Note 5). In addition, with respect to distributions, in the event JQHLP has taxable income, distributions are to be made in an aggregate amount equal to the amount JQHLP would have paid for income taxes had it been a C corporation during the applicable period. Aggregate tax distributions will first be allocated to the Company, if applicable, with the remainder allocated to the limited partners.


                              1996 | Annual Report

34

        Additional Capital Contributions; In the event proceeds from the sale of the twenty hotel properties which secure the $300 million first mortgage notes (1994 notes) (Note 5) are insufficient to satisfy amounts due on the 1994 notes, JQH and Hammons, Inc. (as general partners at the time the 1994 notes were secured) are severally obligated to contribute up to $135 million and $15 million, respectively, to satisfy amounts due, if any. In the event proceeds from the sale of the eight hotel properties which secure the $90 million first mortgage notes (1995 notes) (Note 5) are insufficient to satisfy amounts due on the 1995 notes, JQH is obligated to contribute up to $45 million to satisfy amounts due, if any. In addition, with respect to the eleven hotel properties contributed by JQH concurrent with the public equity offering (Note 8), JQH is obligated to contribute up to $50 million in the event proceeds from the sale of these hotel properties are insufficient to satisfy amounts due on the then outstanding mortgage indebtedness related to these properties.

        Redemption of Limited Partner Interests; Subject to certain limitations, the limited partners of JQHLP have the right to require redemption of their limited partner interests at any time subsequent to November, 1995. Upon redemption, the limited partners receive, at the sole discretion of the Company, one share of its Class A common stock for each limited partner unit rendered or the then cash equivalent thereof.

        Additional General Partner Interest; Upon the issuance by the Company of additional shares of its common stock, including shares issued upon the exercise of its stock options (Note 9), the Company will be required to contribute to JQHLP the net proceeds received and JQHLP will be required to issue additional general partner units to the Company in an equivalent number to the additional shares of common stock issued.

   (2) Summary of Significant Accounting Policies-

    (a) Cash and Equivalents--Cash and equivalents include operating cash accounts and investments, with an original maturity of three months or less, and certain balances of various money market and common bank accounts.

        Restricted cash consists of certain funds maintained in escrow for property taxes and certain other obligations.

    (b) Marketable Securities--Marketable securities consist of available-for-sale commercial paper and government agency obligations which mature or will be available for use in operations in 1997. These securities are valued at current market value, which approximates cost. Realized gains and losses in 1996 and 1995, determined using the specific identification method, were nominal.

    (c) Inventories--Inventories consist of food and beverage items. These items are stated at the lower of cost, as determined by the first-in, first-out valuation method, or market.

    (d) Deferred Financing Costs, Franchise Fees, and Other--Franchise fees paid to the respective franchisors of the hotel properties are amortized on a straight-line basis over ten to twenty years which approximates the terms of the respective agreements. Costs of obtaining financing are capitalized and amortized over the respective terms of the debt.

        Costs directly related to commencing a hotel's operations are deferred until the hotel has opened. The preopening expense is amortized over one year using the straight-line method. Unamortized preopening costs were approximately $1,239 and $2,113 as of fiscal year-end 1996 and 1995, respectively.


                        vision | opportunity | momentum

       The components of deferred financing costs, franchise fees, and other are summarized as follows:

                                                       FISCAL YEAR-END
        -----------------------------------------------------------------
                                                       1996        1995
        -----------------------------------------------------------------
        Deferred financing costs                      $20,956     $19,523
        Franchise fees                                  4,877       4,192
        Less- Accumulated amortization                 (7,212)     (5,135)
                                                      -------     -------

                                                       18,621      18,580

        Restricted cash deposit, interest bearing,
           related to insurance coverages (Note 3)      4,934       5,256
        Deposits                                        5,986       3,082
        Preopening expenses and other                   1,570       2,415
                                                      -------     -------
                                                      $31,111     $29,333
                                                      =======     =======
        -----------------------------------------------------------------

    (e) Property and Equipment--Property and equipment are stated at cost (including interest, real estate taxes and certain other costs incurred during development and construction) less accumulated depreciation and amortization. Buildings and improvements are depreciated using the straight-line method while all other property is depreciated using both straight-line and accelerated methods. The estimated useful lives of the assets are summarized as follows:


                  ----------------------------------------------------------
                                                              LIVES IN YEARS
                  ----------------------------------------------------------

                  Land improvements                               5-25
                  New buildings and improvements                  5-40
                  Purchased buildings                              25
                  Furniture, fixtures and equipment               5-10
                  ----------------------------------------------------------

        Construction in progress includes primarily land, development and construction costs of certain hotel developments. Costs associated with hotel development construction in progress approximated $120 million in 1996 and $25 million in 1995, with the remainder representing refurbishments of operating hotels.

        Interest costs, construction overhead and certain other carrying costs are capitalized during the period hotel properties are under construction. Interest costs capitalized were $7,162, $5,270 and $950 for the fiscal years ended 1996, 1995 and 1994, respectively. Construction in progress is recorded at the lower of cost or market. Costs incurred for prospective hotel projects ultimately abandoned are charged to operations in the period such plans are finalized. Costs of significant improvements are capitalized, while costs of normal recurring repairs and maintenance are charged to expense as incurred.

        The accompanying 1996 consolidated financial statements include the land costs for thirty-three of the operating hotel properties. Land for the remaining six operating hotel properties is leased by the Company from unrelated parties over long-term leases. Rent expense for land leases was $450, $288 and $245 for the fiscal years ended 1996, 1995 and 1994, respectively.


                              1996 | Annual Report

36

    (f) Hotel Investments--The equity interest in a hotel contributed to the Company by JQH in 1994 consists of a 50% interest in an Iowa limited liability company. The hotel commenced operations in 1995 and is included in the accompanying consolidated financial statements. The Company has the option to purchase the remaining 50% interest for not less than $3,100 through December 31, 2000. The Company managed the construction, opening and continuing operations of the hotel and is responsible for arranging capital to maintain operations. Accordingly, 100% of the operations of the hotel in 1996 and 1995 have been reflected in the consolidated statements of income and the $3,100 obligation is included in other obligations and deferred revenue in the accompanying consolidated balance sheets.

    (g) Par Operating Equipment--A hotel's initial expenditures for the purchase of china, glassware, silverware and linens are capitalized into furniture, fixtures and equipment and amortized on a straight-line basis over a five year life. Costs for replacement of these items are charged to operations in the period the items are placed in service.

    (h) Advertising--The Company expenses the cost of advertising associated with operating hotels as incurred. Advertising costs incurred for a hotel prior to its opening are deferred and charged to expense in the period the hotel commences operations.

        Advertising expense for 1996 and 1995 was approximately $17,373 and $16,206, respectively, of which approximately $291 and $1,038, respectively, pertained to preopening advertising expenses of the hotels which opened in these respective years. Advertising expense incurred in 1994 was approximately $13,168, none of which related to preopening advertising expense.

    (i) Pensions and Other Benefits--The Company contractually provides retirement benefits for certain union employees at two of its hotel properties under a union sponsored defined benefit plan and a defined contribution plan. Contributions to these plans, based upon the provisions of the respective union contracts, approximated $54, $52 and $53 for the fiscal years ended 1996, 1995 and 1994, respectively.

        Effective January 1996, the Company implemented an employee savings plan (a 401(k) plan). The Company matches a percentage of an employee's contribution. The Company's matching contributions are funded currently. The cost of the matching program and administrative costs charged to income was approximately $293 in 1996. The Company does not offer any other post-employment or post-retirement benefits to its employees.

    (j) Self-Insurance--The Company is self-insured for certain levels of general liability and workers' compensation coverage. Estimated costs of these self-insurance programs are accrued based on known claims and projected settlements of unasserted claims. Subsequent changes in, among others, assumed claims, claim costs, claim frequency, as well as changes in actual experience, could cause these estimates to change.

    (k) Income Taxes--The Company's provision for income taxes for fiscal 1996 and 1995 and the period November 23, 1994 through December 30, 1994 is summarized as follows:

            ---------------------------------------------------------------
                                                1996        1995       1994
            ---------------------------------------------------------------
              Currently payable                 $ 105       $ 107      $ --
              Deferred                            --          --         41
                                                -----       -----      ----

                Provision for income taxes      $ 105       $ 107      $ 41
                                                =====       =====      ====
            ---------------------------------------------------------------

                        vision | opportunity | momentum

    A reconciliation between the statutory federal income tax rate and the effective tax rate is summarized as follows:

------------------------------------------------------------------------------------------------------------------------
                                                                        1996               1995               1994
------------------------------------------------------------------------------------------------------------------------
                                                                   AMOUNT    RATE    AMOUNT      RATE    AMOUNT    RATE
                                                                 -------------------------------------------------------
Provision for income taxes at the federal statutory rate          $ 1,783     34%    $ 1,803      34%    $ 5,138    34%
Pretax income prior to November 23, 1994 allocable to partners       --       --        --                (5,097)  (34%)
Tax benefit allocable to general partner                           (1,783)   (34)     (1,803)    (34)       --      --
Provision for state taxes                                             105      2         107       2        --      --
                                                                  -------   ----     -------    ----     -------   ----
Provision for income taxes                                        $   105      2%    $   107       2%    $    41    --%
                                                                  =======   ====     =======    ====     =======   ====
------------------------------------------------------------------------------------------------------------------------


    At January 3, 1997, December 29, 1995 and December 30, 1994, the net deferred tax liability consisted of the following:


       -------------------------------------------------------------------------------------------------
                                                                   1996           1995           1994
       -------------------------------------------------------------------------------------------------
       Deferred tax assets:
          Estimated allocated tax basis in excess
            of the Company's proportionate
            share of the book value of JQHLP's net assets         $   9,200     $  11,000       $ 13,000

       Deferred tax liabilities                                         (1)            (1)            (1)
                                                                  --------      ---------       --------
                                                                     9,199         10,999         12,999

       Valuation allowance                                          (9,200)       (11,000)       (13,000)
                                                                  --------      ---------       --------
            Net deferred tax liability                            $     (1)     $      (1)      $     (1)
                                                                  ========      =========       ========
       -------------------------------------------------------------------------------------------------


       The realization of the estimated deferred tax asset resulting from estimated tax basis in excess of the Company's proportionate share of the book value of JQHLP's net assets is dependent upon, among others, prospective taxable income allocated to the Company, disposition of the hotel properties subsequent to the end of a property's respective depreciable tax life, and the timing of subsequent conversions, if any, of limited partnership units in JQHLP into common stock of the Company. Accordingly, a valuation allowance has been recorded in an amount equal to the estimated deferred tax asset associated with the differences between the Company's basis for financial reporting and tax purposes. Adjustments to the valuation allowance, if any, will be recorded in the periods in which it is determined the asset is realizable.

       Prior to November 23, 1994, the entities and properties included in the accompanying consolidated financial statements consisted of partnerships, S corporations, a limited liability corporation and sole proprietorships. Accordingly, the Company generally was not responsible for payment of income taxes. Rather, the respective partner, stockholder or sole proprietor was taxed on the Company's taxable income at the respective individual federal and state income tax rates. Therefore, no income taxes have been provided in the accompanying consolidated financial statements for the period prior to November 23, 1994. There were no undistributed earnings for the S corporations terminated prior to the 1994 notes and public equity offerings which otherwise would have warranted reclassifications to paid-in capital. (See Note 10 for unaudited pro forma information.)

(l) Revenue Recognition--The Company recognizes revenues from its rooms, catering and restaurant facilities as earned on the close of business each day.


                              1996 | Annual Report

38

   (m) Use of Estimates--The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

   (n) Fiscal Year--The Company's fiscal year ends on the Friday nearest December 31 which includes 53 weeks in 1996 and 52 weeks in 1995 and 1994.

   The periods ended in the accompanying consolidated financial statements are summarized as follows:

               ------------------------------------------
               YEAR                      FISCAL YEAR-END
               ------------------------------------------

               1996                     January 3, 1997
               1995                     December 29, 1995
               1994                     December 30, 1994
               ------------------------------------------


    (o) Reclassifications--Certain reclassifications have been reflected in 1995 and 1994 to conform with the current period presentation.

    (p) Earnings Per Share--Earnings per share are based on the weighted average number of common and common equivalent shares outstanding.

    (q) New Accounting Pronouncements--In March 1995, the Financial Accounting Standards Board issued Statement No. 121 (SFAS No. 121), "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed of," which requires impairment losses to be recorded on long-lived assets used in operations when indicators of impairment are present. This statement also addresses the accounting for long-lived assets that are expected to be disposed of in the future. The Company has adopted this standard with no material impact on the consolidated financial statements.

(3)  Related Party Transactions-

    (a) Hotel Management Fees--In addition to managing the hotel properties included in the accompanying consolidated financial statements, the Company provides similar services for other hotel properties owned or controlled by JQH which included four properties at January 3, 1997. A management fee of approximately 3% of gross revenues (as defined) is paid to the Company by these hotels which aggregated approximately $717, $694 and $782 for the fiscal years ended 1996, 1995 and 1994, respectively.

    (b) Accounting and Administrative Services--The hotels have contracted for accounting and other administrative services with Winegardner & Hammons, Inc. (WHI), a company related by common ownership. The accounting and administrative charges expensed by the hotel properties, included in administrative expenses, were approximately $1,228, $1,181 and $1,082 for the fiscal years ended 1996, 1995 and 1994, respectively.

        In 1995, JQH negotiated a new contract with WHI to continue to provide accounting and administrative services through June, 1999. Charges for these services provided by WHI will approximate $32 per year for each hotel property for the duration of the agreement.

    (c) Insurance Coverage--Umbrella, property, auto, commercial liability and workers' compensation insurance are provided to the hotel properties under a blanket commercial policy purchased by the Company or WHI, covering hotel properties owned by JQHLP, JQH or managed by WHI. Generally, premiums allocated to each hotel property are based upon factors similar to those used by the insurance provider to compute the aggregate group policy premium. Insurance expense for the properties included in operating expenses was approximately $6,265, $5,764 and $5,472 for the fiscal years ended 1996, 1995 and 1994, respectively.


                        vision | opportunity | momentum

    (d) Deferred Revenue--Certain of the hotel properties included in the accompanying consolidated statements, as well as certain other properties owned or controlled by JQH, were party to a phone service agreement with an unrelated party that expires in May 1999. In conjunction with this agreement, certain advances were received for prospective revenues. This deferred revenue is being amortized to telephone revenues.

    (e) Allocation of Common Costs--The Company and its general partner incur certain hotel management expenses incidental to the operations of all hotels beneficially owned or controlled by JQH. These costs principally include the compensation and related benefits of certain senior hotel executives. These costs are allocated by the Company to hotels not included in the accompanying consolidated statements, based on the respective number of rooms of all hotels owned or controlled by JQH. These costs approximated $150, $180 and $238 for the fiscal years ended 1996, 1995 and 1994, respectively. Management considers these allocations to be reasonable.

    (f) Transactions with Stockholders and Directors--At January 3, 1997, there were certain prepayments to a stockholder associated with the Company's estimated 1996 and 1997 taxable income, which approximated $315.

        The Company reimburses JQH for any development costs incurred on behalf of the Company, at cost. These costs amounted to approximately $4,621 and $2,851 in 1996 and 1995, respectively.

        During 1996, the Company entered into an agreement with a director relating to certain financial advisory services. The Company has recognized approximately $188 in expense in 1996 under this agreement.

    (g) Summary of Related Party Expenses--The following summarizes expenses reported as a result of activities with related parties:

-----------------------------------------------------------------------------------------------------------
                                                                      1996            1995           1994
-----------------------------------------------------------------------------------------------------------
        Expenses included within general, administrative,
           sales and management service expenses:
             Accounting and administrative                           $ 1,228         $ 1,181        $ 1,082
             Rental expenses (Note 6)                                    520             420            409
             Financial advisory services from a director                 188            --             --
                                                                     -------         -------        -------
                                                                     $ 1,936         $ 1,601        $ 1,491
                                                                     =======         =======        =======
        Interest expense associated with obligations due JQH         $   --          $  --          $   426
                                                                     =======         =======        =======

        Allocated insurance expense from the pooled coverage
           included within various operating categories              $ 6,265         $ 5,764        $ 5,472
                                                                     =======         =======        =======
-----------------------------------------------------------------------------------------------------------


(4) Franchise Agreements-

        As of year end 1996 and 1995, thirty-six of the thirty-nine and thirty-four of the thirty-seven, respectively, operating hotel properties included in the accompanying consolidated balance sheets have franchise agreements with a national hotel chain which require each hotel to remit to the franchisor monthly fees equal to approximately four percent of gross room revenues, as defined. Franchise fees expensed under these contracts were $6,250, $5,534 and $5,061 for the fiscal years ended 1996, 1995 and 1994, respectively.

        As part of the franchise agreement, each hotel also pays additional advertising, reservation and maintenance fees to the franchisor which range from 1% to 3.5% of room revenues, as defined. The amount of expense related to these fees included in the consolidated statements of income as a component of sales expense was approximately $5,493, $4,666 and $4,087 for the fiscal years ended 1996, 1995 and 1994, respectively.


                              1996 | Annual Report

40

     (5)  Long-term Debt-

     The components of long-term debt are summarized as follows:


                                                                                                         FISCAL YEAR-END
---------------------------------------------------------------------------------------------------------------------------
                                                                                                        1996         1995
---------------------------------------------------------------------------------------------------------------------------

First mortgage notes, interest at 8.875%, interest only payable February 15 and August 15, principal due February 15, 2004, secured by a first mortgage lien on twenty hotel properties and additional capital contributions of up to $150 million by JQH and an entity under
   his control. (Note 1(b))                                                                           $300,000     $300,000

First mortgage notes, interest at 9.75%, interest only payable April 1 and October 1, principal due October 1, 2005, secured by a first mortgage lien on six hotel properties and a second mortgage lien on two hotel properties and additional capital contributions of up to
   $45 million by JQH.  (Note 1(b))                                                                     90,000       90,000

Development Bonds, variable interest rate approximates 85% of the bond equivalent yield of thirteen week U.S. Treasury bills (not to exceed 12%) and fixed rates ranging from 7.125%
   to 9.00%, payable in scheduled installments through April, 2024, certain of the obligations are subject to optional prepayments by the bondholders, secured by certain hotel facilities, fixtures, assignment of rents, a letter of credit and, with respect to approximately $16,247 of
   development bonds, a personal guarantee of JQH.                                                      36,873       37,625

Mortgage notes payable to banks, insurance companies and a state retirement plan, variable interest rates at prime plus 1% and fixed rates ranging from
   8% to 10.5%, payable in scheduled installments through June, 2024, secured by certain hotel facilities, fixtures, assignment of rents, certain other real property controlled by JQH and, with respect to approximately $36,340 of
   mortgage notes, a personal guarantee of JQH.                                                         93,874       27,024

Other notes payable, various variable interest rates and fixed rates ranging from 6.5% to 12%, payable in scheduled installments through July, 2002, secured by certain hotel improvements, furniture, fixtures and related equipment and, with respect to approximately $1,475 of notes,
   a personal guarantee of JQH.                                                                         10,396        3,445
                                                                                                      --------     --------

                                                                                                       531,143      458,094

Less- current portion                                                                                  (12,444)      (7,981)
                                                                                                      --------     --------

                                                                                                      $518,699     $450,113
                                                                                                      ========     ========
---------------------------------------------------------------------------------------------------------------------------


         The indenture agreements relating to the 1994 and 1995 notes include certain covenants which, among others, limit the ability of JQHLP and its restricted subsidiaries (as defined) to make distributions, incur debt and issue preferred equity interests, engage in certain transactions with its partners, stockholders or affiliates, incur certain liens, engage in mergers or consolidations and achieve certain interest coverage ratios, as defined. In addition, certain of the other credit agreements include subjective acceleration clauses and limit, among others, the incurrence of certain liens and additional indebtedness.


                        vision | opportunity | momentum

   Scheduled maturities of long-term debt are summarized as follows:

            -----------------------------------------
            YEAR ENDING                 YEAR-END 1996
            -----------------------------------------

              1997(A)                      $ 12,444
              1998                           20,466
              1999                           32,397
              2000                            3,500
              2001                            8,704
            Thereafter                      453,632
                                           --------
                                           $531,143
                                           ========
            -----------------------------------------

   (A) Maturities of long-term debt of approximately $5.3 million in 1997 are scheduled to be amortized over periods extending subsequent to 2001.

(6)  Commitments and Contingencies-

   (a) Operating Leases--The hotel properties lease certain equipment and land from unrelated parties under various lease arrangements. In addition, the Company leases certain parking spaces at one hotel for the use of its patrons and is billed by the lessor based on actual usage. Rent expense for these leases was approximately $1,629, $1,076 and $827 for the fiscal years ended 1996, 1995 and 1994, respectively, which has been included in general and management service expenses.

       Included in the accompanying consolidated financial statements are the operating results of trade centers located in Billings, Montana; Joplin, Missouri and Portland, Oregon. Each of the trade centers are owned by JQH. The lease agreements for the Billings and Joplin trade centers stipulate nominal rentals for each of the fiscal years ended 1996, 1995, and 1994, and for each ensuing year through 2014. The lease agreement for the Portland facility extends through 2004 and requires minimum annual rents of $300 to JQH. In addition, the Company leases office space in Springfield, Missouri from a partnership (of which JQH is a partner) under two leases, one of which provides for annual payments of $36 beginning in January 1994 while the other lease provides for an annual payment of $84 for a three year period. Upon expiration of these two leases, the Company entered into several new leases with the same partnership. These leases commence in January 1997 and provide for annual payments of approximately $231 through December 1998. During 1996, the Company entered into two land leases with JQH relating to hotels currently under development. Subject to the Company exercising purchase options provided under these agreements, these leases extend through 2036 and 2045, respectively, and require aggregate minimum annual payments of approximately $270. Rent expense for the Portland and Springfield locations was approximately $520, $420 and $409 for the fiscal years ended 1996, 1995 and 1994, respectively.

       The minimum annual rental commitments for these noncancelable operating leases at January 3, 1997 are as follows:

   -------------------------------------------------------------------------
   FISCAL YEAR ENDING               JQH               OTHER           TOTAL
   -------------------------------------------------------------------------
         1997                     $   746            $   970         $ 1,716
         1998                         791                861           1,652
         1999                         570                763           1,333
         2000                         570                697           1,267
         2001                         570                535           1,105
       Thereafter                  11,815             41,119          52,934
                                  -------            -------         -------
                                  $15,062            $44,945         $60,007
                                  =======            =======         =======
   -------------------------------------------------------------------------

                              1996 | Annual Report

   (b) HOTEL DEVELOPMENT--In 1997 and early 1998, the Company plans to complete construction and open eight new hotels. The total estimated aggregate development and construction costs for these hotels are expected to exceed $250 million.

   (c) LEGAL MATTERS--The Company is party to various legal proceedings arising from its consolidated operations. Management of the Company believes that the outcome of these proceedings, individually and in the aggregate, will have no material adverse effect on the Company's consolidated financial position or results of operations.

(7)  FAIR VALUE OF FINANCIAL INSTRUMENTS-
     The fair values of marketable securities and long-term debt approximate their respective historical carrying amounts except with respect to the 1994 and 1995 notes for which fair market value was approximately $387 million and $380 million at 1996 and 1995, respectively. The fair value of the first mortgage note issues is estimated by obtaining quotes from brokers.

(8)  PUBLIC OFFERINGS-
     In addition to the completion of the sale of equity securities as more fully described in Note 1, JQHLP completed the sale of $300 million of first mortgage notes in 1994 and in 1995 completed the sale of $90 million of first mortgage notes. Proceeds of the offerings were primarily used for retirement of then existing mortgage debt, permitted distributions to the then existing partners, transaction costs associated with the debt offerings and to provide funding for new hotel development.

     In conjunction with the retirement or refinancing of its then existing mortgage debt, JQHLP incurred approximately $0.3 million and $3.3 million ($3.0 million in conjunction with the 1994 debt offering and $0.3 million in conjunction with the 1994 equity offering) of prepayment charges in 1995 and 1994, respectively. These prepayment charges have been reflected in the accompanying 1995 and 1994 consolidated statements of income as an extraordinary item.

(9)  STOCK OPTIONS-
     Concurrent with the sale of equity securities in November 1994, the Company adopted a stock option plan for its employees. The plan authorizes the issuance of up to 2,416,800 shares of Class A Common Stock. Options granted under the plan are at fair market value as of the date of the grant (approximately $16.50 per share) and are generally exercisable over periods not exceeding ten years. See Note 1(b) Additional General Partner Interest.

        A summary of the changes in options outstanding during 1996 and 1995 is as follows:

                                   NUMBER OF SHARES       OPTION PRICE PER SHARE
                                   ----------------       ----------------------

Outstanding at December 30, 1994       750,000                   $16.50
     Granted                             --                        --
     Exercised                           --                        --
                                       -------                   ------
Outstanding at December 29, 1995       750,000                   $16.50
                                       -------                   ------
     Granted                             --                        --
     Exercised                           --                        --
                                       -------                   ------
Outstanding at January 3, 1997         750,000                   $16.50
                                       -------                   ------
Exercisable at January 3, 1997         375,000                   $16.50
                                       =======                   ======


                        vision | opportunity | momentum

     The Company accounts for these option plans under APB Opinion No. 25, under which no compensation cost has been recognized. Effective in 1996, as per Financial Accounting Standards Board Statement No. 123, (SFAS No. 123) "Accounting for Stock-Based Compensation", the Company is required to disclose what compensation costs would have been for these option plans had the accounting ascribed by SFAS No. 123 been adopted. Given that disclosures under SFAS No. 123 are not applicable to options granted prior to January 1, 1995 and given the Company has granted no options in 1996 or 1995, there is no additional pro forma compensation expense to be disclosed.

(10) UNAUDITED PRO FORMA EARNINGS PER SHARE INFORMATION-
     The 1994 unaudited pro forma information reflects the Company's allocable share of pre-tax income (28.31%) after giving effect to (i) the issuance of first mortgage notes (Note 8) and the repayment of JQHLP's then existing mortgage indebtedness with approximately $240.0 million of the $289.7 million total net proceeds from the note offering, (ii) the application of approximately $36.1 million of the net proceeds from the sale of Class A common stock to the repayment of indebtedness and, (iii) the estimated provision for income taxes that would have been reported had the Company filed federal and state income tax returns as a C corporation. The realization of the Company's estimated deferred tax asset is dependent upon a variety of considerations, therefore, the pro forma tax provision is based on an assumed effective tax rate of 38%. The unaudited pro forma earnings per share information is based upon 6,336,100 shares of common stock after the offering. Unaudited pro forma net income after extraordinary item approximates $2,500 or $.39 per share for the year ended 1994.

(11) QUARTERLY FINANCIAL DATA (UNAUDITED)-

       (Thousands except per share amounts)                                                         QUARTER
----------------------------------------------------------------------------------------------------------------------------------
                                                                               FIRST         SECOND          THIRD          FOURTH
----------------------------------------------------------------------------------------------------------------------------------
1996
Total revenues                                                           $    64,620     $   68,343    $    67,329     $    68,555
Income from operations                                                        11,422         14,846         14,902          12,974
Net income allocable to the Company                                              599          1,638          1,764           1,138
Earnings per share                                                       $      0.09     $     0.26    $      0.28     $       .18

1995
Total revenues                                                           $    54,643     $   58,299    $    60,236     $    62,001
Income from operations                                                        11,894         13,444         12,673           9,165
Net income (loss) allocable to the Company                                     1,502          1,964          1,772            (135)
Earnings (loss) per share:
   Before extraordinary item                                             $       .24     $      .31    $       .28     $      (.01)
   Extraordinary item                                                    $     --        $   --        $      --       $      (.01)
----------------------------------------------------------------------------------------------------------------------------------

                              1996 | Annual Report

44

BOARD OF DIRECTORS

John Q. Hammons
Chairman & Chief Executive Officer

David B. Jones
President & Chief Operating Officer

Mel J. Volmert
Executive Vice President,
Chief Financial Officer & Treasurer

Jacqueline A. Dowdy
Secretary

Daniel L. Earley
President, Clermont Savings Bank

William J. Hart
Partner, Husch & Eppenberger

John E. Lopez-Ona
President, Anvil Capital

Robert Trent Jones, Jr.
President, Robert Trent Jones II International

James F. Moore
Chairman, Champion Products, Inc.


COMMITTEES OF THE BOARD

Audit Committee
Daniel L. Earley-Chairman
James F. Moore
Jacqueline A. Dowdy

Compensation and
Stock Option Committee
John Q. Hammons-Chairman
William J. Hart
Robert Trent Jones, Jr.

Finance Committee
John E. Lopez-Ona-Chairman
Daniel L. Earley
William J. Hart


OFFICERS

John Q. Hammons
Chairman & Chief Executive Officer

David B. Jones
President & Chief Operating Officer

Mel J. Volmert
Executive Vice President,
Chief Financial Officer & Treasurer

Jacqueline A. Dowdy
Secretary

Glenn R. Malone
Senior Vice President
Financial Planning & Corporate Development

Steven E. Minton, AIA
Senior Vice President
Architecture

Pat A. Shivers
Senior Vice President
Administration & Control

John D. Fulton
Vice President
Design & Construction

Debra Mallonee Shantz
Corporate Counsel

Lawrence A. Welch
Vice President
Food & Beverage

Robert Fugazi
Regional Vice President
Southern Region
Houston, Texas

Lonnie Funk
Regional Vice President
Midwest Region
Kansas City, Missouri

William Mead
Regional Vice President
Eastern Region
Greensboro, North Carolina

Robert Niehaus
Regional Vice President
Western Region
Fresno, California

Bill Parker
Regional Vice President
Rocky Mountain Region
Springfield, Missouri


                                                   Design: Groves Design Company

                        vision | opportunity | momentum

CORPORATE ADDRESS

John Q. Hammons Hotels, Inc.
300 John Q. Hammons Parkway
Suite 900
Springfield, MO 65806
Telephone: (417) 864-6573

INDEPENDENT AUDITORS

Arthur Andersen L.L.P.
Cincinnati, Ohio

TRANSFER AGENT

First Union National Bank Of North Carolina
Shareholder Services Group
230 South Tryon Street
Charlotte, North Carolina 28288-1153
Toll Free (800) 829-8432
Local (704) 374-6531
Fax (704) 383-8030

10-K AVAILABILITY

The Company will furnish to any shareholder, without charge, a copy of the Company's Annual Report on Form 10-K as filed with the Securities and Exchange Commission for the year ended January 3, 1997 upon written request to:

Investor Relations
John Q. Hammons Hotels, Inc.
300 John Q. Hammons Parkway
Suite 900
Springfield, MO 65806
www.jqhhotels.com


[LOGO OF JQH LISTED NYSE]

[LOGO OF WATT/PETERSON, INC.]

Job No. 5697     Client Groves

Date 3/29/97   CCP Name ___________

Notice:

This proof indicates how the final printed product will appear. Please check all aspects of this proof as indicated below and complete this form with the requested information.

Dylux - check copy, pagination, folds, perfs, scores, back-ups, trims and diecuts.

Color Proof - check registration, color breaks and color reproduction.

----------------------------------------------
     Studio  [_]________________
     9700 #6 [_]________________
     9700 #7 [_]________________
     Reco    [_]________________
     Film    [_]________________
     Proof   [_]________________
     S/S correction_____________
----------------------------------------------

                            Important - Please Read

1.  Status indication, signature and date are required on all proofs.

2.  Corrections are to be indicated on all proofs.

3. The signature below will indicate to Watt/Peterson that everything is OK as is or OK with clean-ups marked on the dylux and/or color proof.

    The responsibility for errors not marked on the proof is with the
    ----------------------------------------------------------------------------
    client.
    -------

4. All client alterations will be charged to the client and may delay production dates depending on their complexity.

----------------------------------------------
           -PLEASE COMPLETE-
THIS PROOF IS...
     [_] OK to run - no corrections
     [_] OK to run with clean-ups
     [_] OK DYLUX for pagination, folds,
         perfs, scores, back-ups, and trim
         only. Copy and content changes
         marked on color composites
     [_] Not OK - corrections marked - send
         revised proof
----------------------------------------------

----------------------------------------------
YOUR SIGNATURE IS REQUIRED
 Your signature is required to proceed
            with production.

Signed________________________________________

Date__________________________________________
----------------------------------------------

[LOGO JOHN Q. HAMMONS HOTELS]

300 John Q. Hammons Parkway
Suite 900
Springfield, MO 65806
(417) 864-6573