Form 10-K405, Exhibit 13
period 1998-01-02
HAMMONS JOHN Q HOTELS INC
filed 1998-04-02
CIK 930796

                         John Q. Hammons Hotels, Inc.

                       The premiere owner, operator and
           developer of upscale, full-service hotels in the nation.

FINANCIAL HIGHLIGHTS
(in thousands, except per share amounts, ratios and hotel data)

                                                     1997       1996       1995
Operating Results
 Total Revenues                                  $302,274   $268,847   $235,179

Other Data
 EBITDA                                            87,897     78,178     65,522

Share Data
 EBITDA Per Share/LP Unit                            3.93       3.49       2.93
 Operating cash flow per share                       1.95       1.90       1.66
  (EBITDA less interest expense)

-------------------------------------------------------------------------------
Selected Balance Sheet Data
 Total assets                                    $816,733   $658,072   $542,371
 Total debt, including current portion            695,791    531,143    458,094

 Minority Interest of Holders of the LP Units      39,399     33,662     23,082
 Equity                                            18,508     16,094     10,955
                                                 --------   --------   --------
 Total                                           $ 57,907   $ 49,756   $ 34,037

OPERATING DATA
 Owned Hotels
  Number of Hotels                                     45         39         37
  Number of Rooms (end of year)                    11,108      9,666      9,312
  Average Occupancy                                  62.9%      64.7%      67.1%
  Average Daily Room Rate                        $  82.38   $  76.16   $  71.68
  Room Revenue Per
   Available Room (RevPAR)                       $  51.84   $  49.25   $  48.09
-------------------------------------------------------------------------------

[BAR GRAPH APPEARS HERE]

Total Revenues

95
96
97

300
290
280
270
260
250
240
230
220
$ IN THOUSANDS

[BAR GRAPH APPEARS HERE]

EBITDA $ Allocation

95
96
97

   55  60  65  70  75  80  85  90
           $ IN MILLIONS


[_] Original 31 [_] Mgt. Company  [_]Class of 95  [_]Class of 96  [_]Class of 97
                                      (6 hotels)      (2 hotels)      (6 hotels)



[BAR GRAPH APPEARS HERE]
REVPAR

95
96
97
  45  46  47  48  49  50  51  52
                $
letter
      TO OUR
STOCKHOLDERS

In recognition of our heritage and long-term stability, John Q. Hammons Hotels, Inc. is proud to celebrate the company's 40th anniversary in the lodging industry. To commemorate this landmark achievement, the theme: "Building on the Past, Developing for the Future" is a fitting statement of our organization's unique competitive advantage in the marketplace.

[PIE CHART APPEARS HERE]

Total Revenue
Food & Beverage Revenue 29%
Rooms & Other Revenue

[PIE CHART APPEARS HERE]
EBITDA
Food & Beverage EBITDA 27%
Rooms & Other EBITDA


Though many things have changed in the last four decades of operation, we have remained steadfast in our commitment to excellence and serving customers in the upscale, full-service hotel sector.

  As always, our mission is to provide outstanding products, reasonable prices, and extra amenities to enrich our customers' experience. Our well-known "signature elements" including larger guest rooms, spectacular atriums, and top quality meeting room space are three additional amenities we offer to add more value to each guest's stay. By stressing superior customer service at every level, we earn the loyalty necessary to keep guests coming back.

  To achieve even greater success, John Q. Hammons Hotels will continue to grow by building upon our many existing strengths and focusing on future customer needs. Through our emphasis on value-enhancing amenities, superior customer service, attention to the bottom line, and well-focused objectives, we will prosper like never before.

  In addition to providing you with an overview of the company's financial success in 1997, this annual report is designed to highlight our major competitive strengths: Our Points of Difference; Our Performance; Our People; and Our Development. We will also describe the key objectives that position us for continued long-term success.

  In short, John Q. Hammons Hotels has the resources and objectives to excel. Our first-class facilities set us apart from the competition. Our performance is proven. Our people have the experience to succeed. We are dedicated to innovation and technology. And our plans for new development are as aggressive as ever encompassing new markets that will drive cash flow.

  Join us as we look at another profitable year in our history, and demonstrate the many reasons why we are poised for greater success in the years ahead.

1997... A Year of Record Performance.
By any measure, 1997 was an outstanding year for John Q. Hammons Hotels. Here is a "snap-shot" summary of our major accomplishments in 1997:

We opened six new hotels, growing our company by 15%.

We achieved $302 million in Total Revenue, representing a 12% increase over 1996.

We generated $87.9 million in EBITDA, representing a 12% increase over 1996.

We continued to show strong growth in ADR.

We initiated the sale of six hotels, which closed in February, 1998.

We re-franchised three hotels to maximize their potential and profitability.


JQH

               Through our emphasis on value-enhancing amenities, superior customer service, attention to the bottom line, and well-focused strategies, we will prosper like never before.

                                    " (  ) "

Our Key Strategies

The outstanding achievements of John Q. Hammons Hotels in 1997 are the result of our company's vision and strategic approach to long-term growth. To better explain our exciting future, we would like to address the key objectives that are driving our business decisions.

  The full-service, upscale hotel sector is the place to be. Even though the industry trend in recent years was toward building in the limited-service hotelsector, we have remained committed to the upscale, full-service market. Now more than ever, our strategy is paying off. The limited-service sector has been over-built, but the upscale, full-service sector has had relatively little supply growth.

  For the foreseeable future, we will remain a strong development company for many reasons. As a rule, guests prefer newer facilities. We can incorporate the amenities customers want. And our focus on development is creating a steady stream of new, quality products -- which will drive our cash flow.

  In the last three years, over 200,000 new rooms have been added to the hotel industry. However, the average new hotel had less than 90 rooms. The majority of this room supply has been added in the Budget, Economy and Mid-Priced sectors while the Upscale and Luxury sectors have had relatively little new supply added. Today, most experts agree that the upscale sector is the place to be due to its more favorable operating fundamentals. While strong growth did occur in the upscale sector during the late 1980's when 100% financing was available, today's equity requirement of 30-35% has greatly reduced the playing field in terms of upscale hotel developers. Our 40-year history, strong reputation as a developer, and proven track record gives us the ability to develop hotels in the upscale sector where a limited number of developments are projected for the next two to three years.

  Continuously maximize company value. As part of this strategy, we repositioned three existing hotels under new brand names in 1997. Due to a


                             John Q. Hammons Hotels
                               Company Structure

JQH Hotels Inc.
Stockholders                                    Mr. John Q. Hammons
28.3% General                                   71.7% Limited
Partner Interest                                Partner Interest

                                JQH Hotels L.P.
                                   28 Hotels
                            ('94 & '95 Collateral)

                                JQH Hotels Two
                                L.P., 17 Hotels
                             (Development Entity)



                             Celebrating 40 years

L

                     Letter to our Shareholders continued

[PICTURE OF MANAGEMENT TEAM]
The Management Team of John Q. Hammons Hotels


Front row:
Jacqueline A. Dowdy, Secretary
David B. Jones, President & Chief Operating Officer
Steven E. Minton, Senior Vice President Architecture
John Q. Hammons, Chairman & Chief Executive Officer
2nd row:
Lawrence A. Welch, Vice President Food & Beverage
Pat A. Shivers, Senior Vice President Administration & Control
Bill Parker, Regional Vice President Rocky Mountain Region
William Mead, Regional Vice President Eastern Region
Glenn R. Malone, Senior Vice President Financial Planning & Corporate
Development
Debra Mallonee Shantz, Corporate Counsel
3rd row:
Lonnie Funk, Regional Vice President Midwest Region
Robert Fugazi, Regional Vice President  Southern Region
John D. Fulton, Vice President Design & Construction
4th row:
Robert Niehaus, Regional Vice President Western Region
James Miller, Vice President Sales & Marketing


window of opportunity to dispose of several mature assets, we also sold six existing hotels in February 1998. The six hotels were sold for $40 million and saved the company approximately $15 million in capital expenditures for 1998. The net proceeds of the sale will be invested in newer hotels.

     EBITDA is the basis to use in determining our equity value. To determine the equity value of most hotels, and hotel companies that primarily own


1957
1958
John Q. Hammons enters the hotel business.

1959
10 Holiday Inn(R) franchises are purchased by Mr. Hammons.

1961
Mr. Hammons co-founds Winegardner & Hammons, Inc. (WHI) for the purpose of hotel development.

1967
1969
John Q. Hammons Hotels is formed.

1970
First Holidome hotel is built.

1975
First hotel with expansive meeting space is built.

1977
1979
50 hotels are either owned or managed by the company and WHI.


DEVELOP     John Q. Hammons Hotels
hotels, Earnings before Interest, Taxes, Depreciation and Amortization (EBITDA) is used as the basis for the valuation. As an owner/operator of hotels, we believe EBITDA is the best place to start in determining our company's equity value. Since going public in 1994, we have consistently improved EBITDA.

     When determining John Q. Hammons Hotels' value, an EBITDA multiple must be used. Typically, strong EBITDA growth dictates the use of a higher multiple. For our company, a higher multiple should be considered since 14 of the 45 hotels operating at the end of 1997 have been opened during 1995, 1996 and 1997. These 14 hotels have been open only 16 months on average and therefore have another two years on average, to reach a mature EBITDA. The additional time from now to maturity on these newer hotels will be an important component in the rate of growth of our future EBITDA.

     In addition to the value of the company determined using a multiple of EBITDA, the amount of cash and the amount of construction in progress on our balance sheet should be considered since both of these assets are a part of our development pipeline. As we open each new hotel, our potential for additional EBITDA growth is increased. Therefore the value of cash and construction in progress cannot be ignored.

     After determining the total of, (1) the product of EBITDA and its multiple,
(2) cash, and (3) construction in progress, one additional factor should be considered. Total debt on the company's balance sheet should be subtracted from the total above in order to arrive at an estimate of our equity value.

     You may wish to consider some variations of the above process to estimate the company's equity value. However, EBITDA is an all-important consideration as a base in any methodology.

     New hotels typically outperform older hotels. One of the obvious benefits derived from being a development company is that we continue to add new hotels to our portfolio. Industry experts believe that new hotels typically outperform older hotels.

     As a part of our ongoing strategy, we will also continue to review our existing portfolio to determine if certain hotels should be sold due to market and/or physical product issues. The sale of six hotels this past February, coupled with our continued new hotel openings, is creating a "younger" company. Our youthfulness provides both us and you with an advantage in terms of performance and value.

     The management team at John Q. Hammons believes it is important for shareholders and employees to understand our key objectives and strengths. By sharing a common vision, together we can continue to build on the past and develop for an exciting, more prosperous future.



/s/ John Q. Hammons

John Q. Hammons
Chairman and CEO


/s/ David B. Jones

David B. Jones
President and COO



1980
First atrium style hotel is built.

1987
1988
Embassy Suites(R) franchise is added.

1990
80 hotels are either owned or managed by the company and WHI.

1993
The senior management team is brought on board.

1994
John Q. Hammons Hotels goes public.

1995
Radisson(R) franchise joins the company to enhance our upscale portfolio.

1996
Marriott(R) franchise is added.

1997
The company develops two first-class resorts, Chateau on the Lake, Branson, MO and World Golf Village, St Augustine, FL.

1997

Hotels  GROW    DIVERSIFY

D

Our Points of Difference

Extra amenities that add value.
Unlike many of today's standard hotels that often seem alike, from the moment you enter a John Q. Hammons hotel, you'll find a large number of sensational features that add luxury, comfort and differentiate our properties from our competitors. Upon closer inspection, our "points of difference" become even more apparent. When you combine all of the extra amenities we provide, our hotels not only stand out in the marketplace, we deliver a far superior value for our guests' accommodation dollar.

[PHOTO]

The moment you enter a John Q. Hammons hotel, you'll find a large number of sensational features that differentiate our facilities from the competition

Our signature atriums.
At John Q. Hammons Hotels, we have become well known for three outstanding features we refer to as our "signature elements." The first is our awe-inspiring atriums. They are perhaps some of the most dramatic and obvious points of difference in many of our properties. By adding spaciousness, lush foliage, waterfalls and spectacular multi-story views, our atriums project an image of elegance, luxury and style. Due to their incredible popularity and timeless architectural appearance, we are incorporating atriums in virtually every new hotel we develop.

Expansive meeting space.
It's interesting to note that our founder, John Q. Hammons, was one of the first innovators in the hotel industry to fully recognize the demand for additional meeting space in America's hotels. Acting on his belief, Mr. Hammons began adding larger and more flexible meeting space in the company's hotels many years ago. As business travel has steadily increased in the last few years, expansive meeting space has become a real benefit to our company, since the industry has been focused on developing limited service hotels where meeting facilities are not provided.

[PHOTO]

Larger guest rooms.
Notice something different about your room at a John Q. Hammons hotel? Beyond its attractive, contemporary decor, there's a good chance the room is significantly larger than competitive guest rooms you've stayed in. To create this third signature element in our hotels, we incorporate 15 to 20% additional square feet on average into all of the new guest rooms we build. Because bigger is simply better, our spacious rooms make guests feel more relaxed and more at home.

[PHOTO]

Superior convention and meeting facilities set us apart.

[PHOTO]
Business centers function as satellite offices for business travelers to maximize their productivity.

[PHOTO]
From beautiful atriums to larger guest rooms, our signature elements enhance comfort and value.


Podium check-in

Greeting many of our guests as they walk in the door is one of our newest innovations in personal customer service: Podium Check-In. As a departure from the traditional hotel "front desk," podium check-in enables our guest service representatives to meet one-on-one with customers and provide dedicated individual attention. We believe podium check-in is an exciting new standard in the hotel industry, and our customer satisfaction surveys confirm the benefits it provides. By enhancing customer/employee interaction and communication with podium check-in, we can welcome our guests in a friendlier, more efficient way.

Business traveler amenities.

For the added convenience of our business travelers, we offer a wide variety of amenities to make officing on the road easier. In many of our locations we are modifying guest rooms to be more convenient for the business traveler, adding such amenities as desk areas with swivel chairs, telephone jacks for computer modems and other features to help guests conduct business. Just open up your briefcase or laptop computer and you're ready to go to work.

     Our new Corporate Business Centers offer still more convenience for today's executives. Complete with fax machines, computers, secretarial services, and work stations, corporate business centers function like satellite offices. From putting the final touches on a proposal or presentation, to faxing off a new sales contract to the home office, our corporate business centers help keep busy people productive and profitable when they're on the go.

[PHOTO]
Podium check-in is setting new standards in personal attention and service.


                             Celebrating 40 years

Our Points of Difference continued

Fine dining is one of
our many specialties.
[PHOTO APPEARS HERE]


Savor the difference in our food.

When you stop and consider that approximately 27% of John Q. Hammons Hotels' EBITDA is generated in food and beverage sales, you can understand why we are so committed, even fanatical about the quality, freshness and artistic presentation of all the food we serve. Thanks to the extra lengths our hotels and employees go to, our food service excellence is a difference our customer can see and savor.


Witness the artistry of our
display cooking.
[PHOTO APPEARS HERE]


Display cooking.

Our increasing focus on contemporary display cooking is evidence of our commitment to offering the finest in culinary delights. Display cooking puts our kitchens, chefs and food service staff in the spotlight on center stage. As delicious menu items are carefully prepared in full view of our customers, our display cooking allows customers to witness our attention to detail, fresh ingredients, and quality first hand. Display cooking helps ensure that our guests enjoy both great meals, and fine dining experiences.


Meeting planners
experience menu choices
prior to their event
at our chef's table.
[PHOTO APPEARS HERE]


Chef's table.

Our chef's table is yet another innovative difference at many of our hotels. When a customer requests a banquet meal for a convention, business meeting, wedding reception, or another large get-together, our chef's table ensures the highest level of satisfaction. By allowing the customer to sample various menu items before the event, they can choose their favorite hors d'oeuvres, salads, entrees and desserts in advance. Special requests such as fresh seafood, kosher items and vegetarian dishes are available as well. By taking advantage of a delicious chef's table preview, there are no worries, no surprises on the day of the event, and the host earns praise from his or her guests.



                               We are committed,
                              even fanatical about
                                  food quality

As our guests' tastes have become more sophisticated, we've added more amenities to satisfy them. Whether it's a superb meal or an invigorating workout, we provide our guests with everything they need to relax.

[PHOTOS APPEAR HERE]


Responding to America's health trends.

With the increasing emphasis being placed on leading healthier lifestyles, John
Q. Hammons Hotels is responding and tailoring many of our food and beverage services to meet guests' more discriminating tastes. Our restaurants are adding a wider variety of health-conscious menu options. We are also preparing foods to reduce saturated fats, cholesterol, sodium and preservatives. As Americans' consumption of liquor has decreased in recent years, reducing demand for night clubs and lounges, we have been converting portions of that valuable space into meeting rooms, fitness centers and other productive areas. Sure you can still enjoy a cocktail at our hotels, but with our new espresso coffee bars, fine imported beers, wines and bottled waters, today there are more choices than ever before.


Exercise... your option.

Just because you're traveling doesn't mean you have to give up your exercise routine. Now, fitness centers and sparkling swimming pools have become standard features in every new property. From state-of-the-art treadmills and stationary bicycles, to stair-step machines and weights, our fitness centers are as well equipped as many of today's upscale health clubs. And our generously sized swimming pools are great for lap-swimming, water aerobics, or simply a relaxing dip at the end of the day. In the winter time, many families with children come to our hotels for weekend getaways with much of the fun centered around the pool.

                             Celebrating 40 years

                      Our Points of Difference continued


So many amenities, yet so affordable.

While other hotels offer limited amenities, John Q. Hammons Hotels takes great pride in making ordinary features extraordinary. Whether it's the addition of skylights, marble accents, rich wood furnishings or elegant brass fixtures, you'll find we go the extra mile to make our properties even more special. We believe these added touches deliver higher levels of luxury and style that customers notice and appreciate. To set our hotels even further apart from the competition, we provide all of our additional amenities, luxury and style at surprisingly affordable prices, which is another very important point of difference for John Q. Hammons Hotels. No wonder our guests keep coming back.

Trivia
1

[ART APPEARS HERE]
There is 1,125,086 gallons of water in all of our swimming pools.


Trivia
2
Our hotels have a combined total of 914,200 square feet of meeting space, [ART APPEARS HERE] the equivalent to 19+ football fields.

[PHOTOS APPEAR HERE]
Architectural accents, natural lighting and generous plantings enrich the ambiance of our facilities.

[PHOTOS APPEAR HERE]
Business travelers appreciate
the comfort and meeting facilities
of John Q. Hammons Hotels.

Trivia 3
[ART APPEARS HERE]
In 1997 12,654,000 watts were used in the lightbulbs of JQH Hotels.



                             Celebrating 40 years

[PHOTO APPEARS HERE]
Being a member of the Marriott family positions the company well in the upscale sector.


Our Performance


Living up to our commitment.

Many companies in the hotel industry talk about their commitment to service quality, but at John Q. Hammons Hotels we go many steps further to make sure our everyday performance is proof of our commitment. By carefully monitoring and continually measuring our service quality, we know when we are excelling, or if we need to improve.

  We believe it's important for our management teams and every other employee in the John Q. Hammons Hotels family to know that their performance is being measured. And, they respond accordingly by raising the service they provide to the highest levels possible. When our hotels and employees shine, as they usually do, those who deliver superior service are recognized and rewarded.

  In fact, during 1997 the superior performance of John Q. Hammons Hotels was demonstrated once again by our industry-leading customer satisfaction scores which are measured by our franchisors. For instance, based on the Total Quality Index (TQI) scores provided by (Embassy Suites), four of our Embassy Suites ranked in the top ten of the nation's 140 Embassy Suites hotels. And according to Combined Quality Index (CQI) scores provided by (Holiday Inn), our Holiday Inn properties are some of the best performing properties among more than 1,800 Holiday Inns nationwide.

  As you can see, when it comes to service quality, John Q. Hammons Hotels does more than promote it. We measure our performance, track it closely, and continually work to improve our scores.

                                   We measure
                       our performance, track it closely,
                        and continually work to improve
                                  our scores.


[PHOTO APPEARS HERE]
Holiday Inn, the company's first franchise, continues to lead the country in guest satisfaction.

Top-performing brands.

Over the years, the John Q. Hammons Hotels name has been closely associated with Holiday Inn(R), and for good reason. In the late 1950's, Holiday Inn was the company's first franchise brand. Yet today, in addition to Holiday Inn, John Q. Hammons Hotels is proud to be affiliated with many of the other finest names in the hospitality industry. In 1988, we formed an alliance with Embassy Suites(R). We began our affiliation with Radisson and Hampton Inn & Suites in 1995; Marriott and Homewood Suites joined our company in 1996.

  Through product diversification and association with these premiere franchises, John Q. Hammons Hotels is able to strengthen the overall performance of our entire hotel portfolio. With access to this diverse product line, the company enjoys a key strategic advantage. We are able to identify promising growth markets and develop the particular hotel franchise that provides the greatest competitive strength in the marketplace.

  Since we began adding new brand names to our premiere product line, our hotel portfolio has become increasingly diverse in the last several years. We believe this strategy creates a more balanced product mix and provides additional stability for the company as a whole.

[ART APPEARS HERE]
The Torchbearer Award signifies that a hotel has achieved the highest levels of excellence in all aspects of operations - from product quality to customer satisfaction.

[ART APPEARS HERE]
The Rose Award recognizes excellence in product quality and guest satisfaction and is the highest distinction an Embassy Suites hotel can achieve.

Brand Mix by Number of Rooms

Other
Embassy
Holiday Inn
1994
[PIE CHART APPEARS HERE]


Marriott
Other
Embassy
1997
Holiday Inn
[PIE CHART APPEARS HERE]


Marriott
Other
1999
Holiday Inn
Embassy
[PIE CHART APPEARS HERE]


Our product mix has become increasing diverse and more evenly balanced. In 1994, the majority of our hotels were Holiday Inns. By 1999, we will have a more diverse portfolio of brands.

                             Celebrating 40 years

Our Performance continued


Positioning the company for greater success.

Due to a number of major accomplishments during 1997, we have gained additional ground in our efforts to position the company for even greater performance and success. The accomplishments most relevant to our positioning were made in three primary areas: hotel dispositions, our financial strength, and the new hotels we opened.

  In terms of the dispositions, as we mentioned in the Shareholder Letter, due to a window of opportunity to sell several mature assets, we began negotiations to sell six of our older hotels. The closing of this transaction took place early in 1998 at a sale price of $40 million. Based on the age and condition of the hotels we sold, projections indicate that the company will also save approximately $15 million in capital expenditures during 1998 that would have been necessary for refurbishment.

  When you look at the company's RevPAR (Revenue Per Available Room) over the last four years, the reasons for selling the hotels becomes even more apparent. Even though revenues and EBITDA (Earnings Before Interest, Taxes, Depreciation and Amortization) for the company as a whole increased significantly in 1996 and 1997, RevPAR achievement was inhibited by these hotels. By eliminating the six hotels from our portfolio, our RevPAR will grow at a much steeper rate in 1998. The RevPAR graph shown here illustrates the improvement that the sale of the six hotels creates in the company's historic RevPAR performance. It also illustrates the RevPAR premium the company has achieved compared to the overall hotel industry.


EBITDA Margin [BAR GRAPH APPEARS HERE]
95
96
97
    22  23  24  25  26  27  28  29  30
                    %
    Mature Hotels    Total Company

Note: 1997 included six new hotel openings, holding company margin flat.


RevPAR Comparison [BAR GRAPH APPEARS HERE]
$58.00
$53.00
$48.00
$43.00
$38.00
$33.00
       1994   1995   1996   1997

       Company RevPAR excluding sold hotels
       Company RevPAR including sold hotels
       Industry RevPAR
       RevPAR performance of 6 hotels sold

During 1997, we set new records for EBITDA Margin and RevPAR in the history of the company.


                we have gained additional ground in our efforts
                            to position the company
                                for even greater
                            performance and success

Six new hotels opened in 1997, "the year of the suites."

Our pipeline of new development projects continued to flow steadily in 1997. When the year came to close, we had successfully opened six beautiful new hotels. With the addition of four new Embassy Suites, including one in Omaha, Nebraska, one in Charleston, West Virginia, one in Little Rock, Arkansas, and one in Raleigh-Durham, North Carolina, 1997 was definitely the year of the suites. As demonstrated by these four new developments, along with another new Embassy Suites opened in January of 1998 in Tampa, Florida, John Q. Hammons Hotels is firmly committed to the quality and value of the Embassy brand. In 1997, the mature hotels in the Embassy Suites system of 140 hotels achieved an occupancy of 75.1% and an average room rate of $114.08. Consumers recognize the value of the Embassy Suites brand. Embassy Suites is larger than all other all-suite brands combined.
  Adding even more prestige and fanfare to this year's development success was the grand opening of one of the most spectacular showcase facilities ever constructed in the history of our company, the Chateau on the Lake Resort Hotel & Convention Center in Branson, Missouri. Also opened during the year was a Homewood Suites Hotel in Kansas City, Missouri, the company's second hotel of this brand.
  After opening six new hotels in 1995, two hotels in 1996, six hotels in 1997, and with four more hotels scheduled for completion in 1998, plus the sale of six older hotels, the average age of the properties in our portfolio is decreasing. This is yet another way we are positioning John Q. Hammons Hotels for maximum value in the future.

Average Age of JQH Hotels [BAR GRAPH APPEARS HERE]
96
97
98
    8  9   10  11  12
        Years


[PHOTO APPEARS HERE]
Chateau on the Lake Resort
Hotel & Convention Center
Branson, Missouri

[PHOTO APPEARS HERE]
Embassy Suites
Charleston, West Virginia

[PHOTO APPEARS HERE]
Embassy Suites, Raleigh-Durham,
North Carolina

[PHOTO APPEARS HERE]
Embassy Suites,
Omaha, Nebraska

[PHOTO APPEARS HERE]
Homewood Suites,
Kansas City, Missouri

[PHOTO APPEARS HERE]
Embassy Suites,
Little Rock, Arkansas


                             Celebrating 40 years

                                Employee excellence is recognized and rewarded. [PHOTO APPEARS HERE]

Our People


Serving guests with pride.

You may be surprised to learn that John Q. Hammons Hotels has one of the lowest employee turn-over rates in the hotel industry. This fact is even more remarkable when you consider the nation's unemployment rate has been at or near an all-time low. So how can we account for this loyalty?
   Actually there are many reasons why the more than 8,000 people who work for the company stay with the company. Since we began as a small, family-oriented operation, many of the values and philosophies instilled by our founder, John Q. Hammons, are the foundation of our corporate culture. Taking pride in one's work, the commitment to quality, honesty, and customer-focused service are just a few of our guiding principles.
  But just as importantly, John Q. Hammons Hotels understands how valuable good employees truly are, especially when running a successful service business. We know the better we treat our employees, the better they'll treat our guests. That's why the company invests heavily in training, incentive-based programs, and recognition awards.
  An excellent example is our Service Above & Beyond program which encourages every employee to provide guests with service that is above and beyond what is normally expected. Guests are asked to fill out a card when they receive special service. By doing so, they are entered in a drawing for a prize. The employee who is nominated for Service Above & Beyond earns recognition points that can be redeemed for merchandise and trips.


                                 we understand
                                  how valuable
                                 good employees
                             truly are, especially
                                 when running a
                               successful service
                                   business.


Our employee turn-over rate is among the lowest in the industry.
[PHOTOS APPEAR HERE]

[PHOTO APPEARS HERE]
Our emphasis on training and employee development empowers our people and improves service.


  Our entire sales organization participates in ongoing sales training conducted by Master Connection Associates. Our key sales employees learn how to identify our customers' needs and tailor our services to maximize sales. Employees are rewarded based on their sales performance, the company generates additional business, and customers are more satisfied.

  Our reward programs also extend to the management level. The annual President's Award is presented to the general manager who has demonstrated exceptional skills in leadership, employee relations, initiative, and who has managed a financially sound property. We also present awards for Hotel of the Year, Food & Beverage Team of the Year and Sales Team of the year.


Trivia 4
[ART APPEARS HERE]
9,312,975 sheets are washed at JQH hotels in a year.


Trivia 5
[ART APPEARS HERE]
We serve 5,777,750 meals in a year.


                             Celebrating 40 years

Our People continued


Superior senior management.

Among the greatest advocates of employee development programs and recognition awards are the members of our senior management team. With more than 200 years of combined experience in the hospitality industry, senior management views each employee as a vital member of John Q. Hammons Hotels' family. By providing motivation, sharing their vision and helping to instill the spirit of excellence in every employee, our senior managers are guiding the company toward another 40 years of unprecedented success.


[PHOTO APPEARS HERE]
Motivated to take pride in their
work, our employees deliver
industry-leading service.


Trivia 6
[ART APPEARS HERE]
JQH hotels hosted 11,772
wedding receptions or conventions
last year.


                              our senior managers
                           are guiding the company
                          toward another 40 years of
                             unprecedented success


17


Introducing the Class of '98

Future Stars

With consumer demand for full-service, upscale hotels increasing faster than supply, we will continue to develop more premiere hotels in promising growth markets. Presently, four new stars in the John Q. Hammons Hotels' line-up are scheduled to open during 1998. And you can be sure that more plans are on the drawing board for 1999 and beyond. Recognizing the vast, untapped potential for upscale hotels in communities across the country, we look to the future with optimism and excitement. Whether you're a stockholder, potential investor, employee or guest, we hope you'll join John Q. Hammons Hotels as we build on the past, and develop for the future. . .


Trivia 7
[ART APPEARS HERE]
45
miles of wire goes into the average
JQH hotel


[PHOTO APPEARS HERE]
Embassy Suites Tampa, Florida
Opened January 1998


[PHOTO APPEARS HERE]
Capitol Plaza Hotel Topeka, Kansas
Scheduled to open third quarter of 1998

Trivia 8
26,171
tons of concrete was required
to build the World Golf
Village Resort Hotel.


[PHOTO APPEARS HERE]
Embassy Suites Portland, Oregon
Scheduled to open third quarter of 1998


[PHOTO APPEARS HERE]
Scheduled to open second quarter of 1998
World Golf Resort Hotel & St. Johns
County Convention Center St. Augustine, Florida

                             Celebrating 40 years

Company Profile

John Q. Hammons Hotels, Inc. and its subsidiaries (collectively, the "Company") is a leading independent owner, manager and developer of affordable upscale hotels in secondary and airport market areas. The Company owns and manages 45 hotels located in 20 states, containing 11,108 guest rooms and suites (the "Owned Hotels"), and manages four additional hotels located in two states, containing 952 guest rooms (the "Managed Hotels"). On January 2, 1998, the Company was at various stages of development on seven upscale hotels, which are scheduled to open during 1998 and 1999 (the "Scheduled Hotels"). The Company's existing 49 Owned Hotels and Managed Hotels (together, the "JQH Hotels") operate primarily under the Holiday Inn and Embassy Suites trade names. Most of the Company's hotels are near a state capitol, university, airport or corporate headquarters, plant or other major facility and generally serve markets with populations of up to 300,000 people (or larger populations in the case of airport markets and many of the markets in which the Company is developing new hotels).

  The Company's strategy is to increase cash flow and thereby enhance shareholder value primarily through (i) developing new hotels in carefully selected growth market areas in which the Company believes it can establish a leading and sustainable market position, (ii) converting the franchises of its existing hotels to franchise brands that are considered to be more upscale, in terms of these brands' higher average room rates, as opportunities for such conversions arise, (iii) selling certain mature assets and re-investing the net proceeds in new hotels constructed by the Company, on a selective basis, and
(iv) capitalizing on positive operating fundamentals in the upscale full-service sector of the industry, by owning and operating its hotel portfolio. In implementing its development strategy, the Company works closely with local businesses and local and state officials to develop hotels which meet business and social needs of the community and satisfy long-term demand for hotel rooms. In some of the Company's developments, it benefits from development incentives provided by local governments and other organizations interested in ensuring the development of a quality hotel in their community. The Company designs each new hotel to meet the specific needs of the market and engages in selling efforts in advance of the hotel's opening. The Company's entire management team, including senior management, architects, design specialists, hotel managers and sales personnel, is involved in the development of each new hotel. The Company is evaluating development of a number of hotels in addition to the seven Scheduled Hotels.

  The JQH Hotels are designed to appeal to a broad range of hotel customers, including frequent business travelers, groups or conventions, as well as leisure travelers. Each of the JQH Hotels is individually designed by the Company and most contain an expansive multi-storied atrium with water features and lush plantings, expansive meeting space, large guest rooms or suites and comfortable lounge areas. The Company believes that these design features enhance guest comfort and safety and increase the value perceived by the guest. The JQH Hotels' meeting facilities can be readily adapted to accommodate both larger and smaller meetings, conventions and trade shows. The 25 Holiday Inn JQH Hotels are affordably priced hotels designed to attract the business and leisure traveler desiring quality accommodations, including meeting facilities, in-house restaurants, cocktail lounges and room service, and contain an average of 262 rooms. The 11 Embassy Suites JQH Hotels are all-suite hotels which appeal to the traveler needing or desiring greater space and specialized services and contain an average of 242 suites. The Company determines which brand of hotel to develop depending upon the demographics of the market to be served.

  Management of the JQH Hotels is coordinated from the Company's headquarters in Springfield, Missouri, by its senior management team. Five regional vice presidents are each responsible for supervising a group of general managers of JQH Hotels in day-to-day operations. Centralized management services and functions include development, design, sales and marketing, purchasing and financial controls. Through these centralized services, significant cost savings are realized due to economies of scale.

UNAUDITED QUARTERLY STOCK INFORMATION

The Company's Class A common stock (the "Class A Common Stock") has been listed on the New York Stock Exchange since November 16, 1994 under the symbol "JQH." Prior to that date, the Company's Class A Common Stock was not publicly traded.

  The following sets forth the high and low closing sales prices of the Class A Common Stock for the period indicated as reported by the New York Stock Exchange Composite Tape:


Stock Price Per Share

                           High          Low
1996
First Quarter            $  11-7/8     $ 9-3/4
Second Quarter           $  12-1/8     $    10
Third Quarter            $  10-7/8     $ 9-5/8
Fourth Quarter           $   9-1/2     $ 7-1/2

1997
First Quarter            $   9-3/4     $ 7-1/2
Second Quarter           $   9-3/8     $     8
Third Quarter            $   9-5/8     $ 8-5/8
Fourth Quarter           $10-13/16     $8-3/16

On March 13, 1998, the last reported sales price of the Class A Common Stock on the NYSE was $ 7-7/8.

SELECTED CONSOLIDATED FINANCIAL
INFORMATION OF THE COMPANY

The selected consolidated financial information of the Company for the 1997, 1996, 1995, 1994 and 1993 Fiscal Years has been derived from and should be read in conjunction with the audited consolidated financial statements of the Company, which statements have been audited by Arthur Andersen LLP, independent public accountants. The information presented below should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" included elsewhere herein. The Company's fiscal year ends on the Friday nearest December 31. Consequently, the Company's 1996 Fiscal Year included 53 weeks of operations while the 1993, 1994, 1995 and 1997 Fiscal Years included 52 weeks of operations.

          STATEMENT OF
      OPERATIONS DATA:

(DOLLARS IN THOUSANDS,
  EXCEPT OPERATING AND
       PER SHARE DATA)


                                                                                       Fiscal Year-Ended

                                                                      1997       1996       1995       1994         1993
                                                                     --------   --------   --------   --------     --------
Revenues:
 Rooms(a)                                                            $195,296   $171,206   $148,432   $137,387     $130,754
 Food and beverage                                                     86,183     79,580     70,840     65,308       67,748
 Meeting room rental and other(b)                                      20,795     18,061     15,907     13,998       12,360
                                                                     --------   --------   --------   --------     --------
   Total revenues                                                     302,274    268,847    235,179    216,693      210,862
                                                                     --------   --------   --------   --------     --------
Operating expenses:
 Direct operating costs and expenses(c)
  Rooms                                                                50,265     43,610     38,543     34,413       33,189
  Food and beverage                                                    62,383     57,956     54,228     49,721       51,772
  Other                                                                 3,385      2,929      2,521      2,397        2,225
 General, administrative, sales and management expenses(d)(e)          85,766     74,646     64,234     57,981       57,097
 Repairs and maintenance                                               12,578     11,528     10,131      9,888        9,624
 Depreciation and amortization                                         34,781     24,034     18,346     13,975       14,153
                                                                     --------   --------   --------   --------     --------
   Total operating expenses                                           249,158    214,703    188,003    168,375      168,060
                                                                     --------   --------   --------   --------     --------
Income from operations                                                 53,116     54,144     47,176     48,318       42,802
Interest expense and amortization of deferred financing fees, net      44,325     35,620     28,447     32,932       27,412
                                                                     --------   --------   --------   --------     --------
Income before minority interest, provision for income taxes
 and extraordinary item(f)                                              8,791     18,524     18,729     15,386       15,390
Minority interest in earnings of partnership                           (6,302)   (13,280)   (13,427)      (274)          --
                                                                     --------   --------   --------   --------     --------
Income before provision for income taxes and extraordinary item         2,489      5,244      5,302     15,112       15,390
Provision for income taxes(g)                                             (75)      (105)      (107)       (41)          --
                                                                     --------   --------   --------   --------     --------
Income before extraordinary item                                        2,414      5,139      5,195     15,071       15,390
Income before extraordinary item prior to
 November 23, 1994 allocable to partners                                   --         --         --    (15,004)     (15,390)
                                                                     --------   --------   --------   --------     --------
Income before extraordinary item allocable to the Company            $  2,414   $  5,139   $  5,195   $     67     $     --
                                                                     ========   ========   ========   ========     ========
Basic and diluted earnings per share of common stock                                                  (pro forma)
 before extraordinary item                                           $   0.38   $   0.81   $   0.82   $   0.48(l)
                                                                     ========   ========   ========   ========



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


CONTINUED                                                                     Fiscal Year-Ended
----------------------------------------------------------------------------------------------------------------
                                                             1997        1996       1995        1994       1993
----------------------------------------------------------------------------------------------------------------
Other data:
  EBITDA(h)                                              $  87,897   $  78,178   $ 65,522   $  62,293   $ 56,955
  Net cash provided by operating activities                 27,769      72,052     44,037      46,107     32,341
  Net cash used in investing activities                   (193,271)   (136,296)   (78,085)   (149,510)    (9,259)
  Net cash provided by (used in) financing activities      161,014      68,916     66,113     104,884    (17,742)
Margin and ratio data:
  EBITDA margin (% of total revenue)(h)                       29.1%       29.1%      27.9%       28.8%      27.0%
  Earnings to fixed charges ratio(i)                          0.97x       1.26x      1.39x       1.42x      1.55x
Operating data:
Owned Hotels:
  Number of hotels                                              45          39         37          31         31
  Number of rooms                                           11,108       9,666      9,312       8,054      8,054
  Average occupancy                                           62.9%       64.7%      67.1%       68.5%      68.7%
  Average daily room rate                                $   82.38   $   76.16   $  71.68   $   68.45   $  65.63
  Room revenue per available room (j)                    $   51.84   $   49.25   $  48.09   $   46.88   $  45.11
  Increase in yield(k)                                         5.3%        2.4%       4.8%        3.9%       3.0%
Balance sheet data:
Total assets                                             $ 816,733   $ 658,072   $542,371   $ 443,044   $297,599
Total debt, including current portion                      695,791     531,143    458,094     380,869    342,165
Minority interest of holders of the LP Units                39,399      33,662     23,082      14,820         --
Equity (deficit)                                            18,508      16,094     10,955       5,852    (71,626)
----------------------------------------------------------------------------------------------------------------

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

(k) Increase in yield represents the period-over-period increases in yield. Yield is defined as the room revenue per available room.

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

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL
CONDITION AND RESULTS OF OPERATIONS

General
The following discussion and analysis primarily addresses results of operations of the Company for the fiscal years ended January 2, 1998 ("1997"), January 3, 1997 ("1996") and December 29, 1995 ("1995"). The consolidated financial statements of the Company present the consolidated assets, liabilities, revenues and expenses of those entities which now comprise the Company as if the Company had been a single entity for all the periods presented. The following discussion should be read in conjunction with the selected consolidated financial information of the Company and the consolidated financial statements of the Company included elsewhere herein.

     The Company's consolidated financial statements include revenues from the Owned Hotels and management fee revenues for providing management services to the Managed Hotels. References to the JQH Hotels include both the Owned Hotels and the Managed Hotels. Revenues from the Owned Hotels are derived from rooms, food and beverage, and meeting rooms and other revenues. The Company's beverage revenues include only revenues from the sale of alcoholic beverages, while revenues from the sale of non-alcoholic beverages are shown as part of food revenues. Direct operating costs and expenses include expenses incurred in connection with the direct operation of rooms, food and beverage and telephones. General, administrative, sales and management services expenses include expenses incurred from franchise fees, administrative, sales and marketing, utilities, insurance, property taxes, rent, management services and other expenses.

     From 1993 through 1997, the Company's total revenues grew at an annual compounded growth rate of 9.4%, from $210.9 million to $302.3 million. Occupancy for the Owned Hotels during that period decreased 5.8 percentage points from 68.7% to 62.9%. However, the Owned Hotels' average room rate increased by 25.5% from $65.63 to $82.38 during that period. Room revenue per available room (RevPAR) increased by 14.9% from $45.11 to $51.84.

     In general, hotels opened during the period from 1993 to 1997 decreased overall occupancy but increased the overall average room rate. The Company tracks the performance of the Owned Hotels in two groups. One group of hotels are those opened by the Company during the current and prior fiscal years (New Hotels). During 1997, the New Hotels included six hotels opened in 1997 and two hotels opened in 1996. The remainder of the Owned Hotels, excluding the New Hotels, are defined as Mature Hotels. In 1997, the Mature Hotels included 37 hotels opened prior to 1996. New hotels typically generate positive cash flow from operations before debt service in the first year, generate cash sufficient to service mortgage debt in the second year and create positive cash flow after debt service in the third year.

     Given the current positive trends in the upscale, full-service sector of the hotel industry, the Company continues to develop new hotels, including the seven Scheduled Hotels anticipated to open in 1998 and 1999.

Results of Operations of the Company

The following table shows selected consolidated operating statistics for the total Owned Hotels:

                                                           Fiscal Year-Ended
--------------------------------------------------------------------------------------------------
                                       1997         1996         1995         1994         1993
--------------------------------------------------------------------------------------------------
Average occupancy                        62.9%        64.7%        67.1%        68.5%        68.7%
Average room rate                  $    82.38   $    76.16   $    71.68   $    68.45   $    65.63
Room revenue per available room    $    51.84   $    49.25   $    48.09   $    46.88   $    45.11
Available rooms(a)                  3,767,387    3,476,279    3,087,700    2,930,893    2,901,516
Number of hotels                           45           39           37           31           31
--------------------------------------------------------------------------------------------------

The following table shows selected combined operating statistics for the Mature Hotels (including the six hotels opened in 1995):

                               Fiscal Year-Ended

                                             1997           1996            1995            1994           1993
Average occupancy                            63.8%          64.8%           67.1%           68.5%          68.7%
Average room rate                      $    79.80     $    76.06      $    71.68      $    68.45     $    65.63
Room revenue per available room        $    50.90     $    49.29      $    48.09      $    46.88     $    45.11
Available rooms(a)                      3,388,896      3,454,899       3,087,700       2,930,893      2,901,516
Number of hotels                               37             37              37              31             31

(a) Available rooms represent the number of rooms available for rent multiplied by the number of days in the period reported or in the case of New Hotels, the number of days the hotel was open during the period reported. The Company's 1996 Fiscal Year contained 53 weeks or 371 days while its 1993, 1994, 1995 and 1997 Fiscal Years each contained 52 weeks or 364 days.

The following table shows selected combined operating statistics for the New
Hotels:

                               Fiscal Year-Ended

                                            1997          1996       1995     1994      1993
Average occupancy                           55.3%         42.2%        --       --        --
Average room rate                       $ 108.97       $100.49         --       --        --
Room revenue per available room         $  60.21       $ 42.42         --       --        --
Available rooms(a)                       378,491        21,380         --       --        --
Number of hotels                               8             2         --       --        --

The following table shows selected components of the Company's operating income as a percentage of Total Revenues

                               Fiscal Year-Ended

                                               1997        1996       1995       1994       1993
Revenues:
   Rooms                                       64.6%       63.7%      63.1%      63.4%      62.0%
   Food and beverage                           28.5        29.6       30.1       30.1       32.1
   Meeting room rental and other                6.9         6.7        6.8        6.5        5.9
                                              ------      ------     ------     ------     ------
        Total Revenues                        100.0       100.0      100.0      100.0      100.0
                                              ------      ------     ------     ------     ------
Operating Expenses:
   Direct operating costs and expenses
     Rooms                                     16.6        16.2       16.4       15.9       15.7
     Food and beverage                         20.6        21.6       23.0       22.9       24.6
     Other                                      1.1         1.1        1.1        1.1        1.0
   General, administrative, sales and
     management service expenses               28.4        27.8       27.3       26.8       27.1
   Repairs and maintenance expenses             4.2         4.3        4.3        4.6        4.6
   Depreciation and amortization               11.5         8.9        7.8        6.4        6.7
                                              ------      ------     ------     ------     ------
        Total Operating Expenses               82.4        79.9       79.9       77.7       79.7
                                              ------      ------     ------     ------     ------
Income from Operations                         17.6%       20.1%      20.1%      22.3%      20.3%
                                              ======      ======     ======     ======     ======

1997 FISCAL YEAR COMPARED TO 1996 FISCAL YEAR

Total revenues increased to $302.3 million in 1997 from $268.8 million in 1996, an increase of $33.5 million or 12.4%. Of total revenues recognized in 1997, 64.6% were revenues from rooms, compared to 63.7% in 1996, continuing the gradual shift over the past several years, as the average room rate continues to increase. Revenues from food and beverage represented 28.5% of total revenues recognized in 1997, compared to 29.6% in 1996, and revenues from meeting room rental and other represented 6.9% of total revenues compared to 6.7% in 1996.

  Rooms revenues increased to $195.3 million in 1997 from $171.2 million in 1996, an increase of $24.1 million or 14.1% as a result of the addition of six hotels opened in 1997, a full year of operation for the two hotels opened in 1996, and a 4.9% increase in the average room rate of the Mature Hotels. Average room rates of Mature Hotels increased to $79.80 in 1997 from $76.06 in 1996, from increases in pricing schedules. Partially offsetting the increased average room rate in the Mature Hotels was a 1.0 percentage point decline in occupancy to 63.8% in 1997 compared to 64.8% in 1996. This occupancy decline was the result of competition from new limited service hotels in the Mature Hotels' markets. The Mature Hotels' room revenue per available room (RevPAR) improved to $50.90 in 1997 from $49.29 in 1996, an increase of $1.61 or 3.3%. In 1997, the
New Hotels included eight hotels which generated a RevPAR of $60.21, up 41.9% from the 1996 RevPAR of $42.42 when only two of the New Hotels were open. In general, management believes the New Hotels are more insulated from the effects of new hotel supply than are the Mature Hotels since the New Hotels utilize franchise brands that are considered to be more upscale in nature, and the New Hotels' have higher quality guest rooms and public spaces.

  Food and beverage revenues increased to $86.2 million in 1997 from $79.6 million in 1996, an increase of $6.6 million or 8.3%. This increase was primarily due to revenues associated with the New Hotels.

  Meeting room rental and other revenues increased to $20.8 million in 1997 from $18.1 million in 1996, an increase of $2.7 million or 15.1%. This increase was primarily a result of the New Hotels.

  Direct operating costs and expenses for rooms increased to $50.3 million in 1997 from $43.6 million in 1996, an increase of $6.7 million or 15.3%. As a percentage of rooms revenue, these expenses increased slightly to 25.7% in 1997 from 25.5% in 1996. The increased expense was associated with the New Hotels. These costs generally represent a higher percentage of rooms revenues in newer hotels until these hotels reach stabilized occupancy levels.

  Direct operating costs and expenses for food and beverage increased to $62.4 million in 1997 from $58.0 million in 1996, an increase of $4.4 million or 7.6%, but decreased slightly as a percentage of food and beverage revenues, to 72.4%, from 72.8% in 1996. The dollar increase was due to costs associated with the higher volume of sales associated with the New Hotels.

  Other direct operating costs and expenses were $3.4 million in 1997 and $ 2.9 million in 1996, a 15.6% increase. As a percentage of meeting room rental and other revenues, these expenses were 16.3 % in 1997 and 16.2% in 1996.

  General, administrative, sales and management services expenses increased to $85.8 million in 1997 from $74.6 million in 1996, an increase of $11.2 million or 14.9%. Increases in these expenses were primarily attributable to expenses associated with the New Hotels. Due to a large portion of these expenses being fixed costs in nature, new hotel openings cause these expenses to rise faster than revenues in the first one to two years of operation. As a percentage of total revenues, these expenses increased to 28.4% in 1997 from 27.8% in 1996.

  Repairs and maintenance expenses increased to $12.6 million in 1997 from $11.5 million in 1996, an increase of $1.1 million or 9.1%, but decreased slightly as a percentage of revenues, to 4.2% from 4.3% in 1996.

  Depreciation and amortization increased by $10.8 million, or 44.7%, to $34.8 million in 1997 from $24.0 million in 1996. As a percentage of total revenues, these expenses increased to 11.5% in 1997 from 8.9% in 1996. The increase was a direct result of the opening of the eight New Hotels during 1996 and 1997. This amount will continue to increase in the foreseeable future as a result of the Company's continuing development of new hotels.

  Income from operations decreased to $53.1 million in 1997 from $54.1 million in 1996, a decrease of $1.0 million or 1.9%. As a percentage of total revenues, income from operations was 17.6% in 1997 compared to 20.1% in 1996, due primarily to the non-cash expense of depreciation and amortization associated with the New Hotels.

  Interest expense and amortization of deferred financing fees, net increased to $44.3 million in 1997 from $35.6 million in 1996, an increase of $8.7 million or 24.4%. The increase was attributable to debt associated with the financing of the New Hotels.

  Income before minority interest, provision for income taxes and extraordinary item decreased to $8.8 million in 1997 from $18.5 million in 1996, a decrease of $9.7 million or 52.5%.

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

  Rooms revenues increased to $171.2 million in 1996 from $148.4 million in 1995, an increase of $22.8 million or 15.3% as a result of the operation of six hotels which opened in 1995, two hotels which opened in 1996 and the increase in average daily room rate. Average daily room rates of Mature Hotels increased to $74.47 in 1996 from $71.44 in 1995, an increase of $3.03 or 4.2%. During 1996, the Mature Hotels included the 31 hotels opened prior to 1995. The higher average daily room rate was attributable to continued increases in pricing schedules in both the transient and corporate market segments. RevPAR was flat at $49.11 in 1996 and $49.13 in 1995.

  Food and beverage revenues increased to $79.6 million in 1996 from $70.8 million in 1995, an increase of $8.8 million or 12.3%. This increase was due to revenues associated with the New Hotels and new food franchise operations. During 1996, the New Hotels included two hotels opened in 1996 and six hotels opened in 1995.

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

  Other direct operating costs and expenses increased to $2.9 million in 1996 from $2.5 million in 1995, an increase of $0.4 million or 16.2%.

  General, administrative, sales and management services expenses increased to $74.6 million in 1996 from $64.2 million in 1995, an increase of $10.4 million or 16.2%. Increases in these expenses are primarily attributable to expenses associated with the opening of the New Hotels in 1995 and 1996, increases in certain insurance costs and certain other increases in expenses associated with increased room revenues. As a percentage of total revenues, these expenses increased to 27.8% in 1996 from 27.3% in 1995.

  Repairs and maintenance expenses increased to $11.5 million in 1996 from $10.1 million in 1995, an increase of $1.4 million or 13.8%.

  Depreciation and amortization increased to $24.0 million in 1996 from $18.3 million in 1995. As a percentage of total revenues, these expenses increased to 8.9% in 1996 from 7.8% in 1995. The increase was a direct result of the increased level of capital expenditures for renovation of existing hotels and construction of the New Hotels.

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

LIQUIDITY AND CAPITAL RESOURCES

In general, the Company has financed its operations through internal cash flow, loans from financial institutions, the issuance of public debt and equity and the issuance of industrial revenue bonds. The Company in the future will obtain mortgage financing secured by construction in progress to provide funding for the hotels it develops. The Company's principle uses of cash are to pay operating expenses, to service debt and to fund capital expenditures, new hotel development and permitted distributions to the partners to fund some of the taxes associated with income allocable to the partners.

  At January 2, 1998, the Company had $42.0 million of cash and equivalents and also had $12.7 million of marketable securities, compared to $46.4 million in cash and equivalents and $2.4 million of marketable securities at the end of 1996. Such amounts are generally available for development of new hotels and other working capital requirements of the Company.

  Net cash provided by operating activities decreased significantly, to $27.8 million at the end of 1997 from $72.1 million at the end of 1996, a decrease of $44.3 million or 61.5%. This decrease was primarily due to the timing of payment of construction related accounts payable associated with hotels opened during 1997.

  The Company incurred net capital expenditures of $179.4 million and $155.6 million, respectively, for 1997 and 1996. Capital expenditures typically include capital improvements on existing hotel properties and expenditures for development of new hotels. Capital expenditures in 1997 included $160.3 million for new hotel development and $19.1 million for existing hotels. During 1996, capital expenditures for new hotel development and existing hotels were $129.1 million and $26.5 million, respectively. During 1998, the Company expects capital expenditures to total $158.5 million, representing approximately $137.7 million for capital improvements for continued new hotel development and $20.8 million for capital improvements on existing hotels.

  At the end of 1997, total debt was $695.8 million compared with $531.1 million in 1996. The increase is attributable to the six hotels opened during 1997 as well as six Scheduled Hotels under construction at the end of 1997. Current portion due of long-term debt was $61.5 million at the end of 1997, compared with $12.4 million at the end of 1996. The increase is primarily attributable to two loans totaling $43.5 million. The Company will exercise its option to extend one loan in the amount of $23.5 million and plans to either extend or refinance a second loan in the amount of $20 million.

  In February 1998, the Company completed the sale of six hotels for approximately $40 million, consisting of assumption of debt and other obligations of approximately $5.1 million and cash of approximately $34.9 million. Five of the six hotels sold served as collateral for the 1994 and 1995 Mortgage Notes. The Company intends to provide replacement collateral for these mortgage notes and, therefore, the net proceeds realized from the sale will generally not be available for new hotel development.

  The Company estimates that building, pre-opening and other costs of the seven Scheduled Hotels will require aggregate funding of $140.7 million from the Company (net of $77.6 million included in construction in progress at year end). The Company has obtained loans and commitments of $122.8 million ($36.3 million of which had been drawn at year end) on five of the Scheduled Hotels and expects the remaining capital requirements to be funded by cash, cash flow from operations, refinancing of certain existing hotels and loans on two unencumbered Scheduled Hotels.

  In addition to the capital expenditures for the Scheduled Hotels, the Company is at various stages in evaluating other new hotel development. Capital requirements for the hotels under development are expected to be provided by (i) construction loans; (ii) refinancing of certain existing hotels; (iii) contributions from third parties; and (iv) cash flow from operations.

  The Company expects to fund development of new hotels through limited partnerships in which the Company will be the general partner and a wholly-owned corporate subsidiary of the Company will be the limited partner. As permitted by the indenture relating to the Notes (the "Note Indenture"), each of these entities will be an "Unrestricted Subsidiary" for purposes thereof, and, accordingly, the ability of the Company to fund these entities is subject to certain limitations contained in the Note Indenture. All of the indebtedness of this entity will be non-recourse to the Company. The Company believes that funding permitted under the Note Indenture will be sufficient to meet its current hotel development plans.

  Based upon current plans relating to the timing of new hotel development and loan draw schedules, the Company anticipates that its capital resources will be adequate to satisfy its 1998 capital requirements for the currently planned projects and normal recurring capital improvement projects.

  The Company distributed $0.6 million in 1997, and $2.7 million in 1996 to its partners. Distributions by the Company to its partners must be made in accordance with the provisions of the Note Indentures.

  The Company has reviewed the effects of the upcoming Year 2000 on its computer systems and operations, as well as on those of the Owned Hotels. the company does not anticipate any material impact on its corporate operation, given the current systems used are believed to be Year 2000 compliant.

  Systems for several of the Owned Hotels are also believed to be Year 2000 compliant. The Company has not yet determined the effect on 16 of the Owned Hotels operated as Holiday Inn franchises. The franchisor has indicated that it will announce its proposal for addressing Year 2000 compliance in May 1998.

  For all other Owned Hotels, the Company has included amounts in its capital expenditures budget for software upgrades and for other systems initiatives. These planned upgrades and modifications are intended to address Year 2000 issues. Planned costs for system upgrades and modifications currently approximate $0.8 million to $1.0 million. Virtually all such upgrades were anticipated by the company and would have been implemented within the next few years even absent a Year 2000 issue.

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

REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To the Shareholders of
John Q. Hammons Hotels, Inc.:

We have audited the accompanying consolidated balance sheets of John Q. Hammons Hotels, Inc. and Companies (Note 1) as of January 2, 1998 and January 3, 1997 and the related consolidated statements of income, changes in minority interest and stockholders' equity and cash flows for each of the three fiscal years ended January 2, 1998, January 3, 1997 and December 29, 1995. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

  In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of John Q. Hammons Hotels, Inc. and Companies (Note 1) as of January 2, 1998 and January 3, 1997 and the results of their operations and their cash flows for each of the three fiscal years ended January 2, 1998, January 3, 1997 and December 29, 1995 in conformity with generally accepted accounting principles.



/s/ Arthur Andersen LLP


Cincinnati, Ohio,
  February 9, 1998

   JOHN Q. HAMMONS
  HOTELS, INC. AND
         COMPANIES

      CONSOLIDATED
    BALANCE SHEETS

   (000'S OMITTED,
EXCEPT SHARE DATA)




ASSETS                                                                                                Fiscal Year-End
-------------------------------------------------------------------------------------------------------------------------
                                                                                                       1997       1996
-------------------------------------------------------------------------------------------------------------------------
CASH AND EQUIVALENTS
 (Restricted cash of $1,235 and $5,191 in 1997 and 1996, respectively) (Notes 2 and 5)              $  41,961   $  46,449

MARKETABLE SECURITIES (Notes 2 and 5)                                                                  12,742       2,355

RECEIVABLES:
 Trade, less allowance for doubtful accounts of $188 and $163 in 1997 and 1996, respectively            7,652       5,790
 Management fees (Note 3)                                                                                  50          45
 Construction reimbursements, shareholder and other (Note 3)                                            3,739         780

INVENTORIES                                                                                             1,206       1,019

PREPAID EXPENSES AND OTHER                                                                              1,386       1,928
                                                                                                    ---------   ---------
  Total current assets                                                                                 68,736      58,366
                                                                                                    ---------   ---------
PROPERTY AND EQUIPMENT, at cost (Notes 2, 5 and 6):
 Land and improvements                                                                                 40,511      29,712
 Buildings and improvements                                                                           527,856     433,059
 Furniture, fixtures and equipment                                                                    197,177     160,198
 Construction in progress                                                                              78,946     120,525
                                                                                                    ---------   ---------
                                                                                                      844,490     743,494
 Less- Accumulated depreciation and amortization                                                     (166,125)   (174,899)
                                                                                                    ---------   ---------
                                                                                                      678,365     568,595
 Property and equipment available for sale, net (Note 10)                                              38,791          --
                                                                                                    ---------   ---------
                                                                                                      717,156     568,595
                                                                                                    ---------   ---------
DEFERRED FINANCING COSTS, FRANCHISE FEES, AND OTHER, net (Notes 2 and 5)                               30,841      31,111
                                                                                                    ---------   ---------
                                                                                                    $ 816,733   $ 658,072
                                                                                                    =========   =========
-------------------------------------------------------------------------------------------------------------------------

The accompanying notes to consolidated financial statements are an integral part of these consolidated balance sheets.

   JOHN Q. HAMMONS
  HOTELS, INC. AND
         COMPANIES

      CONSOLIDATED
    BALANCE SHEETS

   (000'S OMITTED,
EXCEPT SHARE DATA)

LIABILITIES AND EQUITY                                                               Fiscal Year-End
------------------------------------------------------------------------------------------------------
                                                                                       1997       1996
------------------------------------------------------------------------------------------------------
LIABILITIES:

 Current portion of long-term debt (Note 5)                                        $ 61,517   $ 12,444
 Accounts payable, including construction payables of
  approximately $3,391 and $17,721, respectively                                     11,232     29,977
 Accrued expenses-
  Payroll and related benefits                                                        5,529      4,611
  Sales and property taxes                                                            8,676      7,069
  Insurance (Notes 2 and 3)                                                          11,242      9,511
  Interest                                                                           12,603     12,634
  Utilities, franchise fees and other                                                 5,852      6,347
                                                                                   --------   --------
     Total current liabilities                                                      116,651     82,593
 Long-term debt (Note 5)                                                            634,274    518,699
 Other obligations and deferred revenue (Note 2)                                      7,901      7,024
                                                                                   --------   --------
     Total liabilities                                                              758,826    608,316
                                                                                   --------   --------
COMMITMENTS AND CONTINGENCIES (Note 6)

MINORITY INTEREST OF HOLDERS OF LIMITED PARTNER UNITS (Note 1)                       39,399     33,662

STOCKHOLDERS' EQUITY  (Note 1):
 Preferred stock, $.01 par value, 2,000,000 shares authorized, none outstanding          --         --
 Class A common stock, $.01 par value, 40,000,000 shares authorized,
  6,042,000 shares issued and outstanding                                                60         60
 Class B common stock, $.01 par value, 1,000,000 shares authorized,
  294,100 shares issued and outstanding                                                   3          3
 Paid-in capital                                                                     96,373     96,373
 Retained deficit, net                                                              (77,928)   (80,342)
                                                                                   --------   --------
     Total equity                                                                    18,508     16,094
                                                                                   --------   --------
                                                                                   $816,733   $658,072
                                                                                   ========   ========
------------------------------------------------------------------------------------------------------


The accompanying notes to consolidated financial statements are an integral part of these consolidated balance sheets.

   JOHN Q. HAMMONS
  HOTELS, INC. AND
         COMPANIES

      CONSOLIDATED
     STATEMENTS OF
            INCOME

   (000'S OMITTED,
EXCEPT SHARE DATA)

                                                                                                   Fiscal Year-Ended
------------------------------------------------------------------------------------------------------------------------------
                                                                                            1997            1996          1995
------------------------------------------------------------------------------------------------------------------------------
REVENUES:
 Rooms                                                                                  $195,296        $171,206      $148,432
 Food and beverage                                                                        86,183          79,580        70,840
 Meeting room rental and other                                                            20,795          18,061        15,907
                                                                                        --------        --------      --------
         Total revenues                                                                  302,274         268,847       235,179
                                                                                        --------        --------      --------
OPERATING EXPENSES (Notes 3, 4 and 6):
 Direct operating costs and expenses-
  Rooms                                                                                   50,265          43,610        38,543
  Food and beverage                                                                       62,383          57,956        54,228
  Other                                                                                    3,385           2,929         2,521
 General, administrative, sales and management service expenses                           85,766          74,646        64,234
 Repairs and maintenance                                                                  12,578          11,528        10,131
 Depreciation and amortization                                                            34,781          24,034        18,346
                                                                                        --------        --------      --------
         Total operating expenses                                                        249,158         214,703       188,003
                                                                                        --------        --------      --------
INCOME FROM OPERATIONS (Note 10)                                                          53,116          54,144        47,176

OTHER EXPENSE:
 Interest expense and amortization of deferred financing fees, net of $1,279, $2,103
  and $4,044 of interest income in 1997, 1996 and 1995, respectively (Note 2(e))          44,325          35,620        28,447
                                                                                        --------        --------      --------
INCOME BEFORE MINORITY INTEREST, PROVISION FOR
 INCOME TAXES AND EXTRAORDINARY ITEM                                                       8,791          18,524        18,729
  Minority interest in earnings of partnership (Note 1)                                   (6,302)        (13,280)      (13,427)
                                                                                        --------        --------      --------
INCOME BEFORE PROVISION FOR INCOME TAXES AND EXTRAORDINARY ITEM                            2,489           5,244         5,302
  Provision for income taxes (Note 2(j))                                                     (75)           (105)         (107)
                                                                                        --------        --------      --------
INCOME BEFORE EXTRAORDINARY ITEM                                                           2,414           5,139         5,195
 Extraordinary item; cost of early extinguishment of debt,
  net of applicable tax benefit (Note 8)                                                      --              --           (92)
                                                                                        --------        --------      --------
NET INCOME (Note 1)                                                                     $  2,414        $  5,139      $  5,103
                                                                                        ========        ========      ========
BASIC AND DILUTED EARNINGS PER SHARE (Note 2(o)):
  Earnings before extraordinary item                                                    $    .38        $    .81      $    .82
  Extraordinary item                                                                          --              --          (.01)
                                                                                        --------        --------      --------
  Earnings allocable to the Company                                                     $    .38        $    .81      $    .81
                                                                                        ========        ========      ========
------------------------------------------------------------------------------------------------------------------------------


The accompanying notes to consolidated financial statements are an integral part of these consolidated statements.

JOHN Q. HAMMONS
HOTELS, INC. AND
COMPANIES

CONSOLIDATED
STATEMENTS OF
CHANGES IN MINORITY
INTEREST AND STOCKHOLDERSO EQUITY

(000'S OMITTED]

                                                                   Stockholders' Equity
------------------------------------------------------------------------------------------------------------
                                                                                    Company
                                              Class A    Class B                   Retained
                                  Minority    Common     Common       Paid-In     Deficit after
                                  Interest    Stock      Stock        Capital    Reorganization       Total
------------------------------------------------------------------------------------------------------------
BALANCE, Year-End 1994            $14,820       $60         $3        $96,373       $(90,584)        $ 5,852
  Distributions                    (4,932)       --         --             --             --              --
  Net income allocable to
    the Company                        --        --         --             --          5,103           5,103
  Minority interest in earnings
    of the partnership, after
    extraordinary item of $233     13,194        --         --             --             --              --
                                  -------       ---         --        -------       --------         -------
BALANCE, Year-End 1995             23,082        60          3         96,373        (85,481)         10,955
  Distributions                    (2,700)       --         --             --             --              --
  Net income allocable to
    the Company                        --        --         --             --          5,139           5,139
  Minority interest in earnings
    of the partnership             13,280        --         --             --             --              --
                                  -------       ---         --        -------       --------         -------
BALANCE, Year-End 1996             33,662        60          3         96,373        (80,342)         16,094
  Distributions                      (565)       --         --             --             --              --
  Net income allocable to
    the Company                        --        --         --             --          2,414           2,414
  Minority interest in earnings
    of the partnership              6,302        --         --             --             --              --
                                  -------       ---         --        -------       --------         -------
BALANCE, Year-End 1997            $39,399       $60         $3        $96,373       $(77,928)        $18,508
                                  =======       ===         ==        =======       ========         =======


The accompanying notes to consolidated financial statements are an integral part of these consolidated statements.

JOHN Q. HAMMONS
HOTELS, INC. AND COMPANIES
CONSOLIDATED
STATEMENTS OF
CASH FLOWS

(000'S OMITTED)

                                                                                         Fiscal Year-Ended
----------------------------------------------------------------------------------------------------------------
                                                                                    1997        1996        1995
----------------------------------------------------------------------------------------------------------------
CASH FLOWS FROM OPERATING ACTIVITIES:
  Net income                                                                   $   2,414   $   5,139   $   5,103
  Adjustments to reconcile net income to cash provided by operating activities-
    Minority interest in earnings of partnership                                   6,302      13,280      13,427
    Depreciation, amortization and loan cost amortization                         37,662      26,414      19,956
    Extraordinary item, net of tax benefit                                            --          --          92
                                                                               ---------   ---------   ---------
                                                                                  46,378      44,833      38,578
  Changes in certain assets and liabilities-
    Receivables                                                                   (4,826)        999      (3,003)
    Inventories                                                                     (187)         91        (137)
    Prepaid expenses and other                                                       542        (804)       (138)
    Accounts payable                                                             (18,745)     21,595        (236)
    Accrued expenses                                                               3,730       3,894       4,375
    Other obligations and deferred revenue                                           877       1,444       4,598
                                                                               ---------   ---------   ---------
      Net cash provided by operating activities                                   27,769      72,052      44,037
                                                                               ---------   ---------   ---------
CASH FLOWS FROM INVESTING ACTIVITIES:
  Additions to property and equipment                                           (179,385)   (155,579)   (132,419)
  Franchise fees and other                                                        (3,499)     (4,936)     (5,755)
  (Purchase) sale of marketable securities, net                                  (10,387)     24,219      60,089
                                                                               ---------   ---------   ---------
    Net cash used in investing activities                                       (193,271)   (136,296)    (78,085)
                                                                               ---------   ---------   ---------
CASH FLOWS FROM FINANCING ACTIVITIES:
  Loan financing fees and debt offering costs                                     (3,069)     (1,433)     (6,180)
  Proceeds from borrowings                                                       186,684      76,239     112,296
  Payments of notes payable to affiliates                                             --          --        (547)
  Repayments of debt                                                             (22,036)     (3,190)    (34,524)
  Distributions                                                                     (565)     (2,700)     (4,932)
                                                                               ---------   ---------   ---------
    Net cash provided by financing activities                                    161,014      68,916      66,113
                                                                               ---------   ---------   ---------
    Increase (decrease) in cash and equivalents                                   (4,488)      4,672      32,065
CASH AND EQUIVALENTS, beginning of period                                         46,449      41,777       9,712
                                                                               ---------   ---------   ---------
CASH AND EQUIVALENTS, end of period                                            $  41,961   $  46,449   $  41,777
                                                                               =========   =========   =========
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION:
  CASH PAID FOR INTEREST, net of amounts capitalized                           $  43,399   $  35,441   $  29,035
                                                                               =========   =========   =========

The accompanying notes to consolidated financial statements are an integral part of these consolidated statements.

JOHN Q. HAMMONS HOTELS, INC. AND COMPANIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(000'S OMITTED, EXCEPT SHARE DATA)

(1)  Basis of Presentation-

 (a) Entity Matters--The accompanying consolidated financial statements include the accounts of John Q. Hammons Hotels, Inc. and John Q. Hammons Hotels, L.P. and subsidiaries. (Collectively the Company or, as the context may require John Q. Hammons Hotels, Inc. only). As of fiscal year end 1997, 1996 and 1995, the Company had forty-five, thirty-nine and thirty-seven, respectively, hotels in operation of which thirty-five in 1997 and thirty-two in 1996 and 1995 operate under the Holiday Inn and Embassy Suites trade names. The Company's hotels are located in twenty states throughout the United States.

          The Company was formed in September 1994 and had no operations or assets prior to its initial public offering of 6,042,000 Class A common shares at $16.50 per share on November 23, 1994. Immediately prior to the initial public offering, Mr. John Q. Hammons (JQH) contributed approximately $5 million in cash to the Company in exchange for 294,100 shares of Class B common stock (which represents approximately 72% of the voting control of the Company). The Company contributed the approximate $96 million of net proceeds from the Class A and Class B common stock offerings to John Q. Hammons Hotels, L.P. (JQHLP) in exchange for an approximate 28% general partnership interest.

          As the sole general partner of JQHLP, the Company exercises control over all decisions as set forth in the partnership agreement. The net income allocable to the Company reported in the accompanying consolidated statements of income includes the Company's approximate 28% share of all JQHLP earnings. The approximate 72% minority interest attributable to the portion of the partnership not owned by the Company has been reflected as minority interest in the accompanying consolidated financial statements.

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

          Redemption of Limited Partner Interests; Subject to certain limitations, the limited partners of JQHLP have the right to require redemption of their limited partner interests at any time subsequent to November, 1995. Upon redemption, the limited partners receive, at the sole discretion of the Company, one share of its class A common stock for each limited partner unit tendered or the then cash equivalent thereof.

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

 (b) Marketable Securities--Marketable securities consist of available-for-sale commercial paper and government agency obligations which mature or will be available for use in operations in 1998. These securities are valued at current market value, which approximates cost. Realized gains and losses in 1997 and 1996, determined using the specific identification method, were nominal.

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

          Costs directly related to commencing a hotel's operations are deferred until the hotel has opened. The preopening expense is amortized over one year using the straight-line method. Unamortized preopening costs were approximately $3,825 and $1,239 as of fiscal year-end 1997 and 1996, respectively (see Note 2(q)).

     The components of deferred financing costs, franchise fees, and other are summarized as follows:

                                                               Fiscal Year-End
-------------------------------------------------------------------------------
                                                                1997      1996
-------------------------------------------------------------------------------
     Deferred financing costs                                 $24,025   $20,956
     Franchise fees                                             4,716     4,877
     Less-Accumulated amortization                             (9,466)   (7,212)
                                                              -------   -------
                                                               19,275    18,621
     Restricted cash deposit, interest bearing,
       related to insurance coverages (Note 3)                     --     4,934
     Deposits                                                   7,397     5,986
     Preopening expenses and other                              4,169     1,570
                                                              -------   -------
                                                              $30,841   $31,111
                                                              =======   =======

          In October 1997, the partnership entered into an irrevocable stand-by letter of credit agreement with a bank for approximately $5.6 million. The letter of credit replaced the restricted cash deposit which was required by and maintained with an insurance carrier. The letter of credit expires in October 1998.

 (e) Property and Equipment--Property and equipment are stated at cost (including interest, real estate taxes and certain other costs incurred during development and construction) less accumulated depreciation and amortization. Buildings and improvements are depreciated using the straight-line method while all other property is depreciated using both straight-line and accelerated methods. The estimated useful lives of the assets are summarized as follows:

--------------------------------------------------------------
                                                Lives in Years
--------------------------------------------------------------
     Land improvements                                5-25
     New buildings and improvements                   5-40
     Purchased buildings                               25
     Furniture, fixtures and equipment                5-10
--------------------------------------------------------------

          Construction in progress includes primarily land, development and construction costs of certain hotel developments. Costs associated with hotel development construction in progress approximated $75 million in 1997 and $120 million in 1996, with the remainder representing refurbishments of operating hotels.

         The Company periodically reviews the carrying value of these assets and other long-lived assets and impairments are recognized when the expected undiscounted future cash flows are less than the carrying amount of the asset. Based on its most recent analysis, the Company believes no impairment exists at January 2, 1998.

         Interest costs, construction overhead and certain other carrying costs are capitalized during the period hotel properties are under construction. Interest costs capitalized were $10,259, $7,162 and $5,270 for the fiscal years ended 1997, 1996 and 1995, respectively. Construction in progress is recorded at the lower of cost or market. Costs incurred for prospective hotel projects ultimately abandoned are charged to operations in the period such plans are finalized. Costs of significant improvements are capitalized, while costs of normal recurring repairs and maintenance are charged to expense as incurred.

         The accompanying 1997 consolidated financial statements include the land costs for thirty-seven of the operating hotel properties. Land for six of the remaining eight operating hotel properties is leased by the Company from unrelated parties over long-term leases. Land for the remaining two operating hotel properties is leased by the Company from a related party over long-term leases. Rent expense for all land leases was $464, $450 and $288 for the fiscal years ended 1997, 1996 and 1995, respectively.

 (f) Par Operating Equipment--A hotel's initial expenditures for the purchase of china, glassware, silverware, linens and uniforms are capitalized into furniture, fixtures and equipment and amortized on a straight-line basis over a three to five year life. Costs for replacement of these items are charged to operations in the period the items are placed in service.

 (g) Advertising--The Company expenses the cost of advertising associated with operating hotels as incurred. Advertising costs incurred for a hotel prior to its opening are deferred and charged to expense in the period the hotel commences operations.

          Advertising expense for 1997, 1996 and 1995 was approximately $21,405, $17,373 and $16,206, respectively, of which approximately $1,296, $291 and $1,038, respectively, pertained to preopening advertising expenses of the hotels which opened in these respective years.

 (h) Pensions and Other Benefits--The Company contractually provides retirement benefits for certain union employees at two of its hotel properties under a union sponsored defined benefit plan and a defined contribution plan. Contributions to these plans, based upon the provisions of the respective union contracts, approximated $66, $54 and $52 for the fiscal years ended 1997, 1996 and 1995, respectively.

          Effective January 1996, the Company implemented an employee savings plan (a 401(k) plan). The Company matches a percentage of an employee's contribution. The Company's matching contributions are funded currently. The cost of the matching program and administrative costs charged to income were approximately $381 and $293 in 1997 and 1996, respectively. The Company does not offer any other post-employment or post-retirement benefits to its employees.

 (i) Self-Insurance--The Company is self-insured for certain levels of general liability and workers' compensation coverage. Estimated costs of these self-insurance programs are accrued based on known claims and projected settlements of unasserted claims. Subsequent changes in, among others, assumed claims, claim costs, claim frequency, as well as changes in actual experience, could cause these estimates to change.

 (j) Income Taxes--The Company's provision for income taxes for fiscal 1997, 1996 and 1995 is summarized as follows:

-------------------------------------------------------------------------------
                                                      1997       1996      1995
-------------------------------------------------------------------------------
Currently payable                                      $75       $105      $107
Deferred                                                --         --        --
                                                       ---       ----      ----
  Provision for income taxes                           $75       $105      $107
                                                       ===       ====      ====

          A reconciliation between the statutory federal income tax rate and the effective tax rate is summarized as follows:

                                 1997                1996               1995
--------------------------------------------------------------------------------
                             AMOUNT    RATE     AMOUNT    RATE    AMOUNT    RATE
--------------------------------------------------------------------------------
     Provision for income
       taxes at the federal
       statutory rate         $ 846     34%    $ 1,783     34%   $ 1,803     34%
     Tax benefit allocable
       to general partner      (846)   (34)     (1,783)   (34)    (1,803)   (34)
     Provision for
       state taxes               75      3         105      2        107      2
                              -----    ---     -------    ---    -------    ---
     Provision for
       income taxes           $  75      3%    $   105      2%   $   107      2%
                              =====    ===     =======    ===    =======    ===

          At January 2, 1998, January 3, 1997 and December 29, 1995, the net deferred tax liability consisted of the following:

-------------------------------------------------------------------------------
                                                      1997      1996       1995
-------------------------------------------------------------------------------
     Deferred tax assets:
       Estimated allocated tax basis in excess
         of the Company's proportionate share
         of the book value of JQHLP's net assets   $ 7,400   $ 9,200   $ 11,000
     Deferred tax liabilities                           (1)       (1)        (1)
                                                   -------   -------   --------
                                                     7,399     9,199     10,999
     Valuation allowance                            (7,400)   (9,200)   (11,000)
                                                   -------   -------   --------
         Net deferred tax liability                $    (1)  $    (1)  $     (1)
                                                   =======   =======   ========


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

     (k) Revenue Recognition--The Company recognizes revenues from its rooms, catering and restaurant facilities as earned on the close of business each day.

     (l) Use of Estimates--The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

     (m) Fiscal Year--The Company's fiscal year ends on the Friday nearest December 31 which includes 52 weeks in 1997, 53 weeks in 1996 and 52 weeks in 1995.

          The periods ended in the accompanying consolidated financial statements are summarized as follows:

          -------------------------------------------------------------
               Year                                 Fiscal Year-End
          -------------------------------------------------------------
               1997                                 January 2, 1998
               1996                                 January 3, 1997
               1995                                 December 29, 1995
          -------------------------------------------------------------

 (n) Reclassifications--Certain reclassifications have been reflected in 1996 and 1995 to conform with the current period presentation.

 (o) Earnings Per Share--In 1997, the Company adopted Statement of Financial Accounting Standards No. 128 "Earnings per Share" (SFAS 128). In accordance with SFAS 128, basic earnings per share are computed by dividing net income by the weighted average number of common shares outstanding during the year. Diluted earnings per share are computed similar to basic except the denominator is increased to include the number of additional common shares that would have been outstanding if dilutive potential common shares had been issued.

          Options to purchase 750,000 shares of common stock at a price of $16.50 per share were outstanding during 1997 but were not included in the computation of diluted earnings per share since the options' exercise prices were greater than the average market price of the common shares.

          Since there are no dilutive securities, basic and diluted earnings per share are identical thus a reconciliation of the numerator and denominator is not necessary.

          SFAS 128 requires the Company to restate reported earnings per share for all periods presented. This accounting change had no effect on previously reported earnings per share.

 (p) New Accounting Pronouncements--In June 1997, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standards No. 130, "Reporting Comprehensive Income" (SFAS No. 130), which requires comprehensive income and the associated income tax expense or benefit be reported in a financial statement that is displayed with the same prominence as other financial statements with an aggregate amount of comprehensive income reported in that same financial statement. "Other Comprehensive Income" refers to revenues, expenses, gains and losses that under generally accepted accounting principles are included in comprehensive income but not in net income. The Company intends to adopt this statement in the first quarter of fiscal 1998 and does not anticipate such adoption to have any significant impact on the Company's reported consolidated financial position, results of operations, cash flows or related disclosures.

          In June 1997, the FASB issued Statement of Financial Accounting Standards No. 131, "Disclosures About Segments of an Enterprise and Related Information" (SFAS No. 131), which requires disclosures for each segment in which the chief operating decision maker organizes these segments within a company for making operating decisions and assessing performance. Reportable segments are based on products and services, geography, legal structure, management structure and any manner in which management segregates a company. This statement, which the Company intends to adopt in fiscal 1998, expands or modifies disclosures and, accordingly, will have no impact on the Company's reported consolidated financial position, results of operations or cash flows.

 (q) Proposed Accounting Pronouncements--In April 1997, the American Institute of Certified Public Accountants released a proposed Statement of Position
     (SOP) - "Reporting on the Costs of Start-Up Activities." The proposed SOP, which is expected to be finalized and issued in 1998, would require costs of start-up activities, including preopening expenses, to be expensed as incurred. The Company's current practice is to defer these expenses until a hotel has commenced operations, at which time the costs, other than advertising costs which are expensed upon opening, are amortized over a one-year period. Included in the accompanying 1997 consolidated balance sheet is approximately $3,825 of unamortized preopening expenses which would have been expensed had this pronouncement been effective as of January 2, 1998.

(3)  Related Party Transactions-

 (a) Hotel Management Fees--In addition to managing the hotel properties included in the accompanying consolidated financial statements, the Company provides similar services for other hotel properties owned or controlled by JQH which included four properties at January 2, 1998. A management fee of approximately 3% of gross revenues (as defined) is paid to the Company by these hotels which aggregated approximately $643, $717 and $694 for the fiscal years ended 1997, 1996, and 1995, respectively.

 (b) Accounting and Administrative Services--The hotels have contracted for accounting and other administrative services with Winegardner & Hammons, Inc. (WHI), a company related by common ownership. The accounting and administrative charges expensed by the hotel properties, included in administrative expenses, were approximately $1,411, $1,228 and $1,181 for the fiscal years ended 1997, 1996 and 1995, respectively.

          In 1995, JQH negotiated a new contract with WHI to continue to provide accounting and administrative services through June 1999. Charges for these services provided by WHI will approximate $32 per year for each hotel property for the duration of the agreement.

 (c) Insurance Coverage--Umbrella, property, auto, commercial liability and workers' compensation insurance are provided to the hotel properties under a blanket commercial policy purchased by the Company or WHI, covering hotel properties owned by JQHLP, JQH or managed by WHI. Generally, premiums allocated to each hotel property are based upon factors similar to those used by the insurance provider to compute the aggregate group policy premium. Insurance expense for the properties included in operating expenses was approximately $6,196, $6,265 and $5,764 for the fiscal years ended 1997, 1996 and 1995, respectively.

 (d) Allocation of Common Costs--The Company and its general partner incur certain hotel management expenses incidental to the operations of all hotels beneficially owned or controlled by JQH. These costs principally include the compensation and related benefits of certain senior hotel executives. Commencing in May of 1993, these costs were allocated by the Company to hotels not included in the accompanying consolidated statements, based on the respective number of rooms of all hotels owned or controlled by JQH. These costs approximated $131, $150, and $180 for the fiscal years ended 1997, 1996 and 1995, respectively. Management considers these allocations to be reasonable.

 (e) Transactions with Stockholders and Directors--At fiscal year-end, there were certain prepayments to a stockholder associated with the Company's estimated 1998 and 1997 taxable income, which approximated $2,031 and $315, respectively, and are included as a component of construction reimbursements, shareholder and other receivables.

          The Company reimburses JQH for development costs incurred on behalf of the Company, at approximate cost. These costs amounted to approximately $7,251 (including debt assumed of $4,728) and $4,621 in 1997 and 1996, respectively. In addition to actual costs incurred, the 1997 reimbursement includes a return on capital employed by JQH of approximately $120, calculated based on the Company's approximate incremental borrowing rate.

          During 1996, the Company entered into an agreement with a director relating to certain financial advisory services. The Company has recognized approximately $180 and $188 in expense for the fiscal years ended 1997 and 1996, respectively, under this agreement.

 (f) Summary of Related Party Expenses--The following summarizes expenses reported as a result of activities with related parties:

-------------------------------------------------------------------------------
                                                     1997       1996       1995
-------------------------------------------------------------------------------
 Expenses included within
   general, administrative,
   sales and management
   service expenses:
     Accounting and administrative                 $1,411     $1,228     $1,181
     Rental expenses (Note 6)                         465        520        420
     Financial advisory services
       from a director                                180        188         --
                                                   ------     ------     ------
                                                   $2,056     $1,936     $1,601
                                                   ======     ======     ======
 Allocated insurance expense
   from the pooled coverage
   included within various
   operating categories                            $6,196     $6,265     $5,764
                                                   ======     ======     ======


(4)  Franchise Agreements-

     As of year-end 1997 and 1996, forty-one of the forty-five and thirty-six of the thirty-nine, respectively, operating hotel properties included in the accompanying consolidated balance sheets have franchise agreements with a national hotel chain which require each hotel to remit to the franchisor monthly fees equal to approximately four percent of gross room revenues, as defined. Franchise fees expensed under these contracts were $7,165, $6,250 and $5,534 for the fiscal years ended 1997, 1996 and 1995, respectively.

     As part of the franchise agreement, each hotel also pays additional advertising, reservation and maintenance fees to the franchisor which range from 1% to 3.5% of room revenues, as defined. The amount of expense related to these fees included in the consolidated statements of income as a component of sales expense was approximately $6,497, $5,493 and $4,666 for the fiscal years ended 1997, 1996 and 1995, respectively.

(5)  Long-Term Debt-

     The components of long-term debt are summarized as follows:

                                                                                                          Fiscal Year-End
                                                                                                         1997          1996
First mortgage notes, interest at 8.875%, interest only payable February 15 and August 15, principal due February 15, 2004, secured by a first mortgage lien on twenty hotel properties and additional capital contributions of up to $150 million by JQH and an entity under
his control. (Note 1(b))                                                                                $300,000      $300,000

First mortgage notes, interest at 9.75%, interest only payable April 1 and October 1, principal due October 1, 2005, secured by a first mortgage lien on six hotel properties and a second mortgage lien on two hotel properties and additional capital contributions of up to
$45 million by JQH. (Note 1(b))                                                                           90,000        90,000

Development Bonds, variable interest rate approximates 85% of the bond equivalent yield of thirteen week U.S. Treasury bills (not to exceed 12%) and fixed rates ranging from 7.125%
to 9.00%, payable in scheduled installments through April, 2024, certain of the obligations are subject to optional prepayments by the bondholders, secured by certain hotel facilities, fixtures, assignment of rents, a letter of credit and, with respect to approximately $16,102 of
development bonds, a personal guarantee of JQH.                                                           36,063        36,873

Mortgage notes payable to banks, insurance companies and a state retirement plan, variable interest rates at prime to prime plus 1% with certain instruments subject to a ceiling rate and a floor rate, fixed rates ranging from 8% to 11%, payable in scheduled installments through
April, 2027, secured by certain hotel facilities, fixtures, assignment of rents, certain other real property controlled by JQH and, with respect to approximately $252,909 of mortgage notes,
a personal guarantee of JQH.                                                                             261,071        93,874

Other notes payable, various variable interest rates and fixed rates ranging from 6.5% to 8.1%, payable in scheduled installments through July, 2002, secured by certain hotel improvements, furniture, fixtures and related equipment and, with respect to approximately $2,100 of notes,
a personal guarantee of JQH.                                                                               8,657        10,396
                                                                                                        --------      --------
                                                                                                         695,791       531,143
Less- current portion                                                                                    (61,517)      (12,444)
                                                                                                        --------      --------
                                                                                                        $634,274      $518,699
                                                                                                        ========      ========

The indenture agreements relating to the 1994 and 1995 notes include certain covenants which, among others, limit the ability of JQHLP and its restricted subsidiaries (as defined) to make distributions, incur debt and issue preferred equity interests, engage in certain transactions with its partners, stockholders or affiliates, incur certain liens, engage in mergers or consolidations and achieve certain interest coverage ratios, as defined. In addition, certain of the other credit agreements include subjective acceleration clauses and limit, among others, the incurrence of certain liens and additional indebtedness. The 1994 and 1995 notes and certain other obligations include scheduled prepayment penalties in the event the obligations are paid prior to their scheduled maturity.

Scheduled maturities of long-term debt are summarized as follows:

Year Ending                Year-End 1997
   1998(A)                   $  61,517
   1999                         32,968
   2000                          9,780
   2001                         13,893
   2002                         38,533
   Thereafter                  539,100
                             ---------
                             $ 695,791
                             =========

     (A) Maturities of long-term debt of approximately $5.1 million in 1998 are scheduled to be amortized over periods extending subsequent to 2002.

(6)  Commitments and Contingencies-

 (a) Operating Leases--The hotel properties lease certain equipment and land from unrelated parties under various lease arrangements. In addition, the Company leases certain parking spaces at one hotel for the use of its patrons and is billed by the lessor based on actual usage. Rent expense for these leases was approximately $1,819, $1,629 and $1,076 for the fiscal years ended 1997, 1996 and 1995, respectively, which has been included in general and management service expenses.

     Included in the accompanying consolidated financial statements are the operating results of trade centers located in Billings, Montana; Joplin, Missouri and Portland, Oregon. Each of the trade centers are owned by JQH. The lease agreements for the Billings and Joplin trade centers stipulate nominal rentals for each of the fiscal years ended 1997, 1996, and 1995, and for each ensuing year through 2014. The lease agreement for the Portland facility extends through 2004 and requires minimum annual rents of $300 to JQH. In addition, the Company leases office space in Springfield, Missouri from a partnership (of which JQH is a partner) for annual payments of approximately $231 through December 1998. The Company has also entered into land leases with JQH for two operating hotel properties. Subject to the Company exercising purchase options provided under these agreements, these leases extend through 2036 and 2045, respectively, and require aggregate minimum annual payments of approximately $270. Rent expense for these related party leases was approximately $465, $520 and $420 for the fiscal years ended 1997, 1996 and 1995, respectively.

The minimum annual rental commitments for these noncancelable operating leases at January 2, 1998 are as follows:

Fiscal Year Ending      JQH         Other       Total
    1998               $   791      $ 1,489     $ 2,280
    1999                   570        1,243       1,813
    2000                   570          970       1,540
    2001                   570          683       1,253
    2002                   570          604       1,174
    Thereafter          11,245       41,903      53,148
                       -------      -------     -------
                       $14,316      $46,892     $61,208
                       =======      =======     =======

 (b) Hotel Development--In 1998 and 1999, the Company plans to complete construction and open seven new hotels. The total estimated aggregate development and construction costs for these hotels are expected to exceed $218 million.

 (c) Legal Matters--The Company is party to various legal proceedings arising from its consolidated operations. Management of the Company believes that the outcome of these proceedings, individually and in the aggregate, will have no material adverse effect on the Company's consolidated financial position, or results of operation or its cash flows.

(7)  Fair Value of Financial Instruments-

     The fair values of marketable securities and long-term debt approximate their respective historical carrying amounts except with respect to the 1994 and 1995 notes for which fair market value was approximately $404 million and $387 million at 1997 and 1996, respectively. The fair value of the first mortgage note issues is estimated by obtaining quotes from brokers.

(8)  Public Offerings-

     In addition to the completion of the sale of equity securities as more fully described in Note 1, JQHLP completed the sale of $90 million of first mortgage notes in 1995. Proceeds of the offering were primarily used for retirement of then existing mortgage debt, transaction costs associated with the debt offering and to provide funding for new hotel development.

     In conjunction with the retirement or refinancing of its then existing mortgage debt, JQHLP incurred approximately $0.3 million of prepayment charges in 1995. These prepayment charges have been reflected in the accompanying 1995 consolidated statement of income as an extraordinary item.

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

     A summary of the changes in options outstanding during 1997 and 1996 is as follows:

                                            Number        Option Price
                                           of Shares       Per Share
Outstanding at December 29, 1995             750,000        $16.50
  Granted                                         --            --
  Exercised                                       --            --
                                             -------        ------
Outstanding at January 3, 1997               750,000        $16.50
                                             -------        ------
  Granted                                         --            --
  Exercised                                       --            --
                                             -------        ------
Outstanding at January 2, 1998               750,000        $16.50
                                             =======        ======
Exercisable at January 2, 1998               562,500        $16.50
                                             =======        ======

         The Company accounts for these option plans under APB Opinion No. 25, under which no compensation cost has been recognized. In accordance with Financial Accounting Standards Board Statement No. 123, (SFAS No. 123) "Accounting for Stock-Based Compensation," the Company is required to disclose what compensation costs would have been for these option plans had the accounting ascribed by SFAS No. 123 been adopted. Given that disclosures under SFAS No. 123 are not applicable to options granted prior to January 1, 1995 and given the Company has granted no options in 1997, 1996 or 1995, there is no additional pro forma compensation expense to be disclosed.

(10)  Subsequent Event-

      Effective February 6, 1998, the Company completed the sale of six hotels to an unrelated party for $40 million, which approximates the aggregate net book value of the hotels. Certain of these hotels served as collateral under the 1994 and 1995 first mortgage notes (Note 5). Under the terms of these indentures the Company must provide replacement collateral of equivalent value or apply the net proceeds from the sale to amounts outstanding. The Company intends to provide replacement collateral in accordance with the indenture provisions.

      Summary unaudited operating results for the six hotels for each of the three years ended 1997, 1996 and 1995 are as follows:

                                                 1997       1996       1995
Revenues                                      $27,485    $28,947    $29,717
                                              -------    -------    -------
Income from operations, including
 depreciation and amortization of
 $2,447, $2,418 and $2,358, respectively      $ 3,590    $ 3,373    $ 3,287
                                              =======    =======    =======

(11)  Quarterly Financial Data (Unaudited)-

                                  (Thousands, except per share amounts)
                                                 Quarter
                                    First     Second     Third    Fourth
1997
Total revenues                    $70,542    $76,219   $78,864   $76,649
Income from operations             13,774     16,145    13,793     9,404
Net income (loss) allocable
 to the Company                     1,187      1,643       557      (973)
Basic and diluted earnings
 (loss) per share                 $  0.19    $  0.26   $  0.09   $ (0.15)

1996
Total revenues                    $64,620    $68,343   $67,329   $68,555
Income from operations             11,422     14,846    14,902    12,974
Net income allocable
 to the Company                       599      1,638     1,764     1,138
Basic and diluted earnings
 per share                        $  0.09    $  0.26   $  0.28   $  0.18

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

James Miller
Vice President
Sales & Marketing

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

Lonnie Funk
Regional Vice President
Midwest Region
Kansas City, Missouri

William Mead
Regional Vice President
Eastern Region
Greensboro, North Carolina

Robert Niehaus
Regional Vice President
Western Region
Fresno, California

Bill Parker
Regional Vice President
Rocky Mountain Region
Springfield, Missouri

JOHN Q. HAMMONS HOTELS LIST

Embassy Suites
Raleigh/Durham, North Carolina
Charleston, West Virginia
Columbia, South Carolina
Greenville, South Carolina
Greensboro, North Carolina
Tampa, Florida (Opened 1998)
Des Moines, Iowa
Kansas City Airport, Missouri
Omaha (Old Market), Nebraska
Little Rock, Arkansas
Montgomery, Alabama
Monterey, California
Portland, Oregon (Opens 1998)

Hampton Inn & Suites
Springdale, Arkansas

Homewood Suites
Greensboro, North Carolina
Kansas City Airport, Missouri

Resorts
Chateau on the Lake, Branson, Missouri
World Golf Resort, St. Augustine, Florida (Opens 1998)

Independents
Collins Plaza, Cedar Rapids, Iowa
University Plaza, Bowling Green, Kentucky
Capitol Plaza, Jefferson City, Missouri
Capitol Plaza, Topeka, Kansas (Opens 1998)

Radisson
Quad-City Plaza, Davenport, Iowa
Hobby Airport, Houston, Texas

Marriott
Tucson, Arizona
West Madison, Wisconsin

Crowne Plaza
Pyramid, Albuquerque, New Mexico

Holiday Inn
University Park, West Des Moines, Iowa
Rapid City, South Dakota*
City Centre, Sioux Falls, South Dakota*
Beaumont, Texas
Springdale, Arkansas
Bakersfield, California
Bay Bridge, California
Fresno Centre Plaza, California
Portland Airport, Oregon
Reno, Nevada
Capitol Plaza, Sacramento, California
Tucson Airport, Arizona
Denver International Airport, Colorado
Denver Northglenn, Colorado
Ft. Collins, Colorado
Joliet, Illinois
Joplin, Missouri
Springfield North, Missouri
Springfield University Plaza, Missouri*

Days Inn
Springfield I-44, Missouri*

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

10-K AVAILABILITY

The Company will furnish to any shareholder, without charge, a copy of the Company's Annual Report on Form 10-K as filed with the Securities and Exchange Commission for the year ended January 2, 1998 upon written request to:

Investor Relations
John Q. Hammons Hotels, Inc.
300 John Q. Hammons Parkway
Suite 900
Springfield, MO 65806

        [LOGO]
Design: Groves Design Company

*Managed Hotels

46