Form 10-K405, Exhibit 13
period 1999-01-01
HAMMONS JOHN Q HOTELS INC
filed 1999-03-31
CIK 930796

                                [INSERT PHOTO]

                                John Q. Hammons
                               ----------------
                               HOTELS & RESORTS



300 john q. hammons parkway . suite 900 . springfield, mo 65806 . (417) 864-4300
 . www.jqhhotels.com

                                [INSERT PHOTO]

                                John Q. Hammons
                               ----------------
                               HOTELS & RESORTS


[INSERT PHOTO]   19
                 98



                             annual report 1998
                             ---------------------------------------------------
                             THE BUILDING BLOCKS OF OUR SUCCESS
                                           financial highlights
---------------------------------------------------------------


           (in thousands, except per share amounts, ratios and hotel data)

                                              1998        1997        1996
OPERATING RESULTS
  Total Revenues                          $326,130    $302,274    $268,847

OTHER DATA
  EBITDA                                  $ 95,029    $ 87,897    $ 78,178

SHARE DATA
  EBITDA per share/LP Unit                $   4.25    $   3.93    $   3.49
  Operating Cash Flow per share           $   1.69    $   1.95    $   1.90
    (EBITDA less interest expense)

SELECTED BALANCE SHEET DATA
  Total Assets                            $876,486    $816,733    $658,072
  Total Debt, including Current Portion   $759,716    $695,791    $531,143

  Minority Interest of Holders of
    Limited Partner Units                 $ 27,392    $ 39,399    $ 33,662
  Equity                                  $ 17,847    $ 18,508    $ 16,094

OPERATING DATA
  Number of Hotels                              42          45          39
  Number of Rooms                           10,293      11,108       9,666
  Average Occupancy                           62.1%       62.9%       64.7%
  Average Daily Room Rate (ADR)           $  91.38    $  82.38    $  76.16
  Room Revenue per Available
    Room (RevPAR)                         $  56.79    $  51.84    $  49.25

                                 revenue
----------------------------------------

350,000                          326,103
                       302,274
300,000
            268,847
250,000

200,000

150,000

100,000

----------------------------------------
              1996       1997      1998


                               occupancy
----------------------------------------

65.0%
            64.7%
64.0%

63.0%                   62.9%
                                   62.1%
62.0%

61.0%

60.0%

59.0%

58.0%

57.0%

56.0%

----------------------------------------
              1996       1997      1998


                                     adr
----------------------------------------

95.00
                                  91.38
90.00

85.00
                        82.38
80.00
             76.16
75.00

70.00

65.00

60.00

----------------------------------------
              1996       1997      1998


                                  revpar
----------------------------------------

58.00                             56.79

56.00

54.00

52.00
                        51.84
50.00
             49.25
48.00

46.00

44.00

42.00

40.00

----------------------------------------
              1996       1997      1998

                                   [     ]

                    we will build and maintain the finest
                         hotel PRODUCT in the country.

                                   [     ]

             we will build in LOCATIONS that are ripe for growth.

                                   [     ]

                     we will form PARTNERSHIPS with brands
                            that share our vision.

                                   [     ]

                      we will employ quality PEOPLE with
                          a commitment to excellence.





    we will constantly seek new ways to maximize returns for shareholders.



          these are the BUILDING BLOCKS on which our company stands.
          on which our company will continue to grow.
          and that together, form a strong foundation for our organization.
          ----------------------------------------------------------------------

BOARD OF DIRECTORS

     JOHN Q. HAMMONS
     Founder, Chairman &
     Chief Executive Officer
     John Q. Hammons Hotels, Inc.

     KENNETH J. WEBER
     Executive Vice President
     Chief Financial Officer
     John Q. Hammons Hotels, Inc.

     JACQUELINE A. DOWDY
     Secretary
     John Q. Hammons Hotels, Inc.

     DANIEL L. EARLEY
     President, Clermont Savings Bank

     WILLIAM J. HART
     Partner, Husch & Eppenberger, LLC

     JOHN E. LOPEZ-ONA
     President, Anvil Capital

     JAMES F. MOORE
     Chairman, Champion Products, Inc.


COMMITTEES OF THE BOARD

     AUDIT COMMITTEE
     James F. Moore
     John E. Lopez-Ona

     COMPENSATION AND
     STOCK OPTION COMMITTEE
     Daniel L. Earley
     James F. Moore
     John E. Lopez-Ona

     FINANCE COMMITTEE
     John E. Lopez-Ona
     Daniel L. Earley
     William J. Hart


OFFICERS

     JOHN Q. HAMMONS
     Founder, Chairman &
     Chief Executive Officer

     KENNETH J. WEBER
     Executive Vice President &
     Chief Financial Officer

     LONNIE A. FUNK
     Senior Vice President
     Operations

     JACQUELINE A. DOWDY
     Secretary

     STEVEN E. MINTON, AIA
     Senior Vice President
     Architecture

     PAT A. SHIVERS
     Senior Vice President
     Administration & Control

     JOHN D. FULTON
     Vice President
     Design & Construction

     PAUL MUELLNER
     Vice President
     Corporate Controller

     JAMES MILLER
     Vice President
     Sales & Marketing

     DEBRA MALLONEE SHANTZ
     Corporate Counsel

     LAWRENCE A. WELCH
     Vice President
     Food & Beverage

     ROBERT FUGAZI
     Regional Vice President
     Southern Region
     Houston, Texas

     JOE MORRISSEY
     Regional Vice President
     Midwest Region
     Kansas City, Missouri

     WILLIAM MEAD
     Regional Vice President
     Eastern Region
     Greensboro, North Carolina

     ROBERT NIEHAUS
     Regional Vice President
     Western Region
     Sacramento, California

     BILL PARKER
     Regional Vice President
     Central Region
     Springfield, Missouri

                               [INSERT PICTURE]

            the atrium at embassy suites downtown/old market, omaha

[INSERT PICTURE]

MANAGEMENT TEAM OF
JOHN Q. HAMMONS HOTELS, INC.

Front row (left to right): Jacqueline Dowdy, Pat Shivers, John Q. Hammons, Robert Fugazi, Kenneth Weber, Bill Parker, Steven Minton

Second row (left to right): Veanne Stocking, William Mead, John Fulton, Debra Mallonee Shantz, James Miller, Mark Gundlach

Third row (left to right): Joe Morrissey, Lonnie Funk, Larry Welch, Paul Muellner, Robert Niehaus


          a letter to our shareholders
--------------------------------------

1998 WAS A WATERSHED YEAR FOR JOHN Q. HAMMONS HOTELS, INC.

     Not only because we own and manage the strongest portfolio of hotels in the nation. But because our properties gain strength every day.

     In recent years, we have been the predominant developer of upscale, full-service hotels--adding 18 properties to our portfolio since 1994. Our hotels have consistently outperformed the industry in average daily rate
     (ADR) and revenue per available room (RevPAR). To help this success continue, the company took a series of actions in 1998 to better enhance shareholder value, increase earnings and maximize the performance of our portfolio.

WE ENHANCED OUR STAFF OF QUALITY PEOPLE.

     Kenneth J. Weber joined John Q. Hammons Hotels, Inc. in May as executive vice president and chief financial officer, bringing more than 30 years of experience in financial accounting and management with some of the world's premier lodging companies. Ken has served as chief financial officer for Chartwell Leisure and Omni Hotels, was senior vice president, chief accounting officer and corporate controller for Red Lion Hotels and spent several years with Marriott Corporation in various management positions.

     Paul Muellner, CPA, joined the team in June as vice president and controller, solidifying our financial planning team. A 20-year veteran of the hospitality industry, Paul had previously held senior positions with such companies as Carnival Hotels & Casinos, Chartwell Leisure, Omni Hotels, Marriott Corporation and Red Lion Hotels.

     Lonnie Funk, a 23-year veteran of John Q. Hammons Hotels, Inc. who has personally been involved in the opening of more than half of our properties, was named senior vice president, operations, in October.

     Concurrent with Lonnie's appointment, John Q. Hammons Hotels, Inc. created the position of district director, naming Veanne Stocking and Mark Gundlach as the first two executives to hold this title. They will oversee smaller groups of hotels, enabling more efficient operation of our properties nationwide.

WE IMPLEMENTED NEW PROGRAMS.

     In July, John Q. Hammons Hotels, Inc. partnered with Food Insights, Inc. of Cordova, Tennessee, to implement a system-wide food and beverage purchasing program that will enable the company to consolidate and track all food purchases, saving an estimated $1 million per year.

     To ensure the program's success, John Q. Hammons Hotels, Inc. has established five regional purchasing teams, comprised of an executive chef and food and beverage director, responsible for establishing standards of product quality and delivery performance. The regional purchasing team structure allows for "bottom up" support and implementation in the field.

WE REINVESTED IN OUR OWN COMPANY.

     This past year, we invested $20 million in refurbishment and capital expenditure in our existing hotels. And last December, our board of directors authorized the repurchase of up to $3 million in company stock. We believe that the stock is currently undervalued and represents a solid investment for the company.

WE SUSPENDED BUILDING.

     In September, we announced that we would delay future development following the completion of the six current projects, which will be finished by early 2000. By that time, we will own or manage 53 hotels in 22 states. Twenty-four (or 45%) of those hotels will be five years old or newer. The suspension of new development will enable these hotels to mature and generate greater revenue for the company without the burden of additional development debt and costs.

     In 1998, our 10 new hotels (each two years old or newer) generated an average daily room rate (ADR) of $115.55, with occupancy at 54.1 percent and revenue per available room (RevPAR) of $62.54. We anticipate that occupancy and revenue per available room (RevPAR) will both improve as these properties mature. Overall, John Q. Hammons properties generated an average occupancy of 62.1 percent, an average daily room rate (ADR) of $91.38 and revenue per available room (RevPAR) of $56.79.

     Company revenues and EBITDA improved for the fourth consecutive year, to $326.1 million and $95 million, respectively, increasing 7.9 percent and
     8.1 percent, respectively, over 1997.

WE NEVER STOPPED LOOKING TOWARD THE FUTURE.

     John Q. Hammons properties outpace the competition and the industry for four key reasons: superior product, superior location, superior partnerships and superior people.

     As we move toward the 21st century, John Q. Hammons Hotels, Inc. has positioned itself to become stronger than ever. Our core company strategies will not change. We will continue to own and manage the finest hotels in the markets we serve, and continue to provide the highest level of customer satisfaction. We invite you to share in our success.

     [INSERT PHOTOS]                                 [INSERT PHOTOS]


     /s/ John Q. Hammons                           /s/ Kenneth J. Weber

      John Q. Hammons                                 Kenneth J. Weber
         Founder                                  Executive Vice President
     Chairman and CEO                              Chief Financial Officer

SIGNATURE MEETING
FACILITIES

[INSERT PHOTO]





                      superior product
--------------------------------------




     John Q. Hammons properties consistently rank among the top performers in their respective markets and outperform the industry as a whole. Our success is due in large part to our commitment to developing, building, owning and managing signature hotels that provide the highest level of customer service in the industry.

OUR HOTELS AND RESORTS OFFER EXCEPTIONAL VALUE TO OUR GUESTS.

     We pride ourselves in providing room amenities and meeting space that is superior to the competition in the markets we serve. Each of our properties is designed to meet the demands of the market of today and tomorrow, rather than the market of yesterday.

     Our signature atrium is the symbol of our commitment to excellence. With lush foilage and water features, we create comfortable and secure environments for those who stay with us.

BEYOND THAT, WE CONTINUALLY STRIVE FOR NEW WAYS TO SERVE OUR GUESTS AND BRING OUR PROPERTIES INTO THE 21ST CENTURY.

     Our Personal Service Desks enable our guest services representatives to meet one-on-one with customers to provide dedicated individual attention.

     Our guest rooms are 15 to 20 percent larger than those in our competitors' hotels and offer the latest business traveler amenities, such as desk areas with swivel chairs and dual-line telephones with modem ports.

     And all of our new hotels include a corporate business center with fax machines, computers, secretarial services and work stations to help our guests get work done while on the road.

     It's a known fact that more than 200,000 new hotel rooms have been added by the industry in the past few years. However, the majority of new hotels are limited-service properties that offer rooms only. All of our hotels offer significant, flexible meeting space for business meetings and conventions. Additionally, many of our properties are attached or located adjacent to convention centers and exhibition halls--a testament to our belief that meeting space, coupled with our other innovative features, will distinguish our hotel properties and sustain our edge in increasingly competitive markets.

the atrium at embassy suites portland airport

                                    [PHOTO]
                      superior location
---------------------------------------

     John Q. Hammons Hotels, Inc. works closely with local businesses and state and local officials to develop hotels that meet the needs of the community and satisfy long-term demand for hotel rooms. In some cases, the company benefits from incentives offered by local governments and other organizations interested in ensuring the development of a quality hotel in their community. In fact, many of our hotels are developed in partnership with local governments to specifically serve meetings and convention markets.

     As a result, most John Q. Hammons hotels are located near a state capitol, university, corporate headquarters or airport and serve rapidly growing markets of 300,000 or more people.


AS OUR FOUNDER WOULD SAY, "WE BUILD WHERE THE PEOPLE ARE."

     In 1998, we did just that. Opening four new hotels--adding 1,026 new rooms and suites and 95,000 square feet of meeting space to our portfolio.

          . January saw the completion of our first new property of the year, the 247-suite Embassy Suites Tampa. Built to answer the needs of today's successful business travelers, the hotel is ideally located at the University of South Florida, at the entrance to Busch Gardens.

          . In May, the World Golf Village Resort Hotel opened near St.
            Augustine, Florida, joining Branson's Chateau on the Lake as a premier resort and convention destination.

               The World Golf Village Resort Hotel anchors a 6,500-acre
            development that will include three championship golf courses, an IMAX(R) Theater, the International Golf Hall of Fame, The Shops of World Golf Village, a luxury condominium development, a Mayo Clinic and the headquarters of PGA TOUR Productions.

               The luxury-class hotel is adjacent to the St. John's County
            Convention Center, making it the largest combination hotel and convention center between Atlanta and Orlando, offering more than 40,000 square feet of flexible meeting space for events of all sizes.

          . John Q. Hammons Hotels, Inc. opened the Topeka Capitol Plaza Hotel, its first hotel in Kansas, in August. Located in the heart of the Kansas state capital and adjacent to the Kansas Expocentre, the Capitol Plaza Hotel offers meeting space for groups ranging from 10 to 10,000 people.

          . The 253-suite Embassy Suites at Portland Airport opened in
            September. Located in one of the West Coast's fastest-growing markets, and including over 11,000 square feet of meeting space, this Embassy Suites Hotel is well positioned to become one of the region's leading business meeting properties.

In 1999 and 2000, John Q. Hammons Hotels, Inc. will open the Hampton Inn & Suites at Rodeo Center in Mesquite, Texas; the Radisson Resort Coral Springs, Florida; the Embassy Suites at Dallas/Fort Worth International Airport North at Bass Pro Shops(R) Outdoor World; the Renaissance Suites Hotel in Charlotte, North Carolina; the Renaissance Oklahoma City; and the Embassy Suites Charleston Convention Center/Coliseum, South Carolina.

To enable our shareholders to benefit from the strengthening portfolio, John Q. Hammons Hotels, Inc. has suspended development of new hotels after the completion of these six properties.


    WORLD GOLF VILLAGE
          RESORT HOTEL
St. Augustine, Florida

        [PHOTO]

MESQUITE HAMPTON INN & SUITES AT RODEO CENTER

               [PHOTO]


RADISSON RESORT CORAL SPRINGS

               [PHOTO]


EMBASSY SUITES DALLAS/FORT WORTH INT'L AIRPORT NORTH
                  AT BASS PRO SHOPS(R) OUTDOOR WORLD

               [PHOTO]


RENAISSANCE SUITES HOTEL CHARLOTTE

               [PHOTO]


RENAISSANCE OKLAHOMA CITY

               [PHOTO]


EMBASSY SUITES CHARLESTON CONVENTION CENTER/COLISEUM

               [PHOTO]
                   superior partnerships
----------------------------------------

     John Q. Hammons Hotels, Inc. is affiliated with some of the industry's best-known, best-performing brands.

OUR PROPERTIES ARE NOW FRANCHISED UNDER NINE DIFFERENT FLAGS,
AS WELL AS OUR OWN PLAZA HOTEL SIGNATURE BRAND.

    Our association with this diverse product line, as well as two premier resorts, has enabled us to identify promising growth markets and develop the hotel franchise, providing the greatest competitive strength in each marketplace.

          . John Q. Hammons Hotels, Inc. is now the nation's leading developer of Embassy Suites hotels, with 13 existing Embassy Suites properties and two more scheduled to open.
               Our Embassy Suites hotels are among the brand's top performers, with four John Q. Hammons Embassy Suites among the franchiser's top ten. Our Embassy Suites Greenville Resort and Convention Center in South Carolina received the prestigious Rose Award from Promus Hotel Corporation as the number one Embassy Suites hotel nationwide.

          . Based on our reputation and the success of our Marriott hotels in Madison, Wisconsin, and Tucson, Arizona, Marriott Corporation selected John Q. Hammons Hotels, Inc. as the development company to help take its newly acquired Renaissance brand to a higher level. In 1999 and 2000, John Q. Hammons Hotels, Inc. will open the first two newly constructed Marriott-franchised Renaissance hotels.
               Both the Renaissance Suites Hotel in the Coliseum/Douglas
            International Airport area of Charlotte, North Carolina and the
            Renaissance Oklahoma City at Myriad Convention Center will be among the finest hotels in their respective markets.

          . Our third Radisson property, the Radisson Resort Coral Springs,
            Florida, will open in April 1999 adjacent to the PGA TOUR Tournament Players Club at Heron Bay, home of the Honda Classic. The 224-room resort hotel offers 17,000 square feet of meeting space and will enhance John Q. Hammons Hotels' position as one of the premier developers of upscale golf-oriented resorts in the country.

          . Our second Hampton Inn and Suites property will open adjacent to the Rodeo Center in Mesquite, Texas, in March 1999. The Hampton Inn and Suites at Rodeo Center will offer 160 rooms, including 53 suites and 21,000 square feet of meeting space, on the eastern edge of the Dallas/Ft. Worth Metroplex. John Q. Hammons Hotels, Inc. will also manage the adjoining 21,000-square-foot Mesquite Convention Center.
               The property will become an important anchor for the annual
            Mesquite Rodeo and an attractive destination for conventions and business meetings.

          . Our Holiday Inn hotels continue to be top performers. Five of our 18
            Holiday Inns received either Torchbearer or Quality Excellence Awards at the Bass Hotels and Resorts Worldwide Conference in 1998, ranking among the top tier of the system's 1,800 hotels worldwide.

John Q. Hammons Hotels, Inc. also owns and manages hotels under the Homewood Suites, Crowne Plaza and Sheraton flags.



                                                  EMBASSY SUITES TAMPA

                                                  University of South Florida at
                                                  the entrance to Busch Gardens
                                                  Tampa, Florida

                                                          [PHOTO]

EMBASSY SUITES PORTLAND AIRPORT
Portland, Oregon

          [PHOTO]


CHATEAU ON THE LAKE RESORT HOTEL
& CONVENTION CENTER
Branson, Missouri

          [PHOTO]

1998
COMMITMENT TO
EXCELLENCE

[INSERT PHOTO]



                             superior people
--------------------------------------------



     This past year, John Q. Hammons Hotels, Inc. gained a new level of experience with the arrival of Executive Vice President/CFO Kenneth Weber and the promotion of Lonnie Funk to senior vice president of operations.

     Additionally, in an effort to foster more effective management of its hotels, the company split two of its regional operating divisions into smaller districts. By doing this, the company will not only benefit from more hands-on management, but offer career advancement opportunities to its best and brightest managers. The first two executives to hold the new title of district director, Veanne Stocking and Mark Gundlach, have proven a level of service, dedication and knowledge of the business that will enable more effective operations of our hotels nationwide.

     Along with Veanne and Mark, more than 8,000 employees across the country take pride in their work and share in the values that helped build our company over the past 40 years: hard work, attention to detail and a commitment to excellence.

WE NEVER LOSE SIGHT OF THE FACT THAT OUR EMPLOYEES ARE VALUABLE ASSETS.

     Through ongoing training, recognition programs and promoting from within, we continually strive to let our people know how important they are to the future of our company. As a result, John Q. Hammons Hotels, Inc. enjoys one of the lowest employee turnover rates in the industry.

     Superior product. Superior locations. Superior partnerships. And superior people. Combined, they are the building blocks that result in properties that consistently outperform the competition and provide superior return on investment. With your support, we can achieve even more, and enjoy the rewards of our growing organization. We look forward to a prosperous future with you.

                                [INSERT PHOTO]


                                       the grand ballroom at chateau on the lake

                                                                      19
                                                                      98

                                                                 [INSERT LOGO]

                                                                John Q. Hammons
                                                              ------------------
                                                                HOTELS & RESORTS


                                 company profile
------------------------------------------------

     John Q. Hammons Hotels, Inc. and its subsidiaries (collectively, the "Company") is a leading independent owner, manager and developer of affordable upscale hotels in market-driven locations. The Company owns 42 hotels located in 20 states containing 10,293 guest rooms and suites (the "Owned Hotels"), and manages five additional hotels located in two states containing 1,176 guest rooms (the "Managed Hotels"). On January 1, 1999, the Company was at various stages of development on six upscale hotels, which are scheduled to open during 1999 and 2000 (the "Scheduled Hotels"). The Company will suspend development after the completion of the Scheduled Hotels. The Company's existing 47 Owned Hotels and Managed Hotels (together, the "JQH Hotels") operate primarily under the Holiday Inn and Embassy Suites trade names. Most of the Company's hotels are near a state capitol, university, airport, corporate headquarters, plant or other major facility.

     The Company's strategy is to increase cash flow and thereby enhance shareholder value primarily through (i) capitalizing on positive operating fundamentals in the upscale full-service sector of our markets and improving the operating results of our newer hotels, (ii) converting the franchises of its existing hotels to franchise brands that are considered to be more upscale, and (iii) selling certain mature assets and re-investing the net proceeds. The Company has designed each new hotel to meet the specific needs of the market and has engaged in selling efforts months in advance of the hotel's opening. The Company's entire management team, including senior management, architects, design specialists, hotel managers and sales personnel, is involved in the development and continuing operations of each hotel.

     The JQH Hotels are designed to appeal to a broad range of hotel customers, including frequent business travelers, groups and conventions, and leisure travelers. Each of the JQH Hotels is individually designed by the Company and most contain an impressive multi-storied atrium, expansive meeting space, large guestrooms or suites and comfortable lounge areas. The JQH Hotels meeting facilities can be readily adapted to accommodate both larger and smaller meetings, conventions, and trade shows. The 13 Embassy Suites JQH Hotels are all-suite hotels, which appeal to the traveler needing or desiring greater space and specialized services. The 18 Holiday Inn JQH Hotels (owned and managed) are affordably priced hotels designed to attract the business and leisure traveler desiring quality accommodations.

     Management of the JQH Hotels is coordinated from the Company's headquarters in Springfield, Missouri, by its senior management team. Five regional vice presidents and two district directors are each responsible for supervising a group of general managers of JQH Hotels in day-to-day operations. Centralized management services and functions include development, design, sales and marketing, purchasing and financial controls. Through these centralized services, significant cost savings are realized due to economies of scale.

                        stock price per share


UNAUDITED QUARTERLY STOCK INFORMATION

  The Company's Class A Common Stock (the "Class A Common Stock") has been listed on the New York Stock Exchange since November 23, 1994 under the symbol "JQH." Prior to that date, the Company's Class A Common Stock was not publicly traded.

  The following sets forth the high and low closing sales prices of the Class A Common Stock for the period indicated, as reported by the New York Stock Exchange Composite Tape:



1997                                       High                   Low
First Quarter                           $  9  3/4              $ 7   1/2
Second Quarter                          $  9  3/8              $ 8
Third Quarter                           $  9  5/8              $ 8   5/8
Fourth Quarter                          $ 10  13/16            $ 8   3/16

1998                                       High                   Low
First Quarter                           $  8  15/16            $ 7  11/16
Second Quarter                          $  8                   $ 6  13/16
Third Quarter                           $  7  3/16             $ 3  11/16
Fourth Quarter                          $  4  1/2              $ 3  3/16

  On March 10, 1999, the last reported sales price of the Class A Common Stock on the NYSE was $ 4 5/8. On March 10, 1999, the Company had approximately 2,000 record holders of Class A Common Stock.

SELECTED CONSOLIDATED FINANCIAL INFORMATION OF THE COMPANY

  The selected consolidated financial information of the Company for the 1998, 1997, 1996, 1995 and 1994 Fiscal Years has been derived from, and should be read in conjunction with, the audited consolidated financial statements of the Company, which statements have been audited by Arthur Andersen LLP, independent public accountants. The information presented below should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" included elsewhere herein. The Company's fiscal year ends on the Friday nearest December 31. Consequently, the Company's 1996 Fiscal Year included 53 weeks of operations, while the 1994, 1995, 1997 and 1998 Fiscal Years included 52 weeks of operations.

selected consolidated financial information

                                      (in thousands, except per share amounts, ratios and hotel data)
-----------------------------------------------------------------------------------------------------
FISCAL YEAR-ENDED                                    1998       1997       1996       1995       1994
REVENUES
    Rooms (a)                                    $211,989   $195,296   $171,206   $148,432   $137,387
    Food and beverage                              91,982     86,183     79,580     70,840     65,308
    Meeting room rental and other (b)              22,159     20,795     18,061     15,907     13,998
                                                 --------   --------   --------   --------   --------
        Total revenues                            326,130    302,274    268,847    235,179    216,693
                                                 --------   --------   --------   --------   --------
OPERATING EXPENSES
    Direct operating costs and expenses (c)
        Rooms                                      54,600     50,265     43,610     38,543     34,413
        Food and beverage                          64,174     62,383     57,956     54,228     49,721
        Other                                       3,389      3,385      2,929      2,521      2,397
    General, administrative, sales and
      management service expenses (d,e)            95,500     85,766     74,646     64,234     57,981
    Repairs and maintenance                        13,438     12,578     11,528     10,131      9,888
    Depreciation and amortization                  45,580     34,781     24,034     18,346     13,975
                                                 --------   --------   --------   --------   --------
        Total operating expenses                  276,681    249,158    214,703    188,003    168,375
                                                 --------   --------   --------   --------   --------
INCOME FROM OPERATIONS                             49,449     53,116     54,144     47,176     48,318
OTHER (INCOME) EXPENSES
Interest expense and amortization of deferred
  financing fees, net                              57,286     44,325     35,620     28,447     32,932
Gain on sales of property and equipment (f)        (8,175)        --         --         --         --
                                                 --------   --------   --------   --------   --------
INCOME BEFORE MINORITY INTEREST, PROVISION
  FOR INCOME TAXES AND EXTRAORDINARY ITEM (g)         338      8,791     18,524     18,729     15,386
Minority interest in earnings of partnership         (242)    (6,302)   (13,280)   (13,427)      (274)
                                                 --------   --------   --------   --------   --------
INCOME BEFORE PROVISION FOR INCOME TAXES AND
  EXTRAORDINARY ITEM                                   96      2,489      5,244      5,302     15,112
Provision for income taxes (h)                       (120)       (75)      (105)      (107)       (41)
                                                 --------   --------   --------   --------   --------
INCOME (LOSS) BEFORE EXTRAORDINARY ITEM               (24)     2,414      5,139      5,195     15,071
Income before extraordinary item prior to
  November 23, 1994 allocable to partners              --         --         --         --    (15,004)
                                                 --------   --------   --------   --------   --------
INCOME (LOSS) BEFORE EXTRAORDINARY ITEM
  ALLOCABLE TO THE COMPANY                       $    (24)  $  2,414   $  5,139   $  5,195   $     67
                                                 ========   ========   ========   ========   ========
BASIC AND DILUTED EARNINGS PER SHARE OF
  COMMON STOCK BEFORE EXTRAORDINARY ITEM (m)     $     --   $   0.38   $   0.81   $   0.82   $   0.48
                                                 ========   ========   ========   ========   ========



Continued

FISCAL YEAR-ENDED                                        1998        1997        1996       1995        1994
OTHER DATA
     EBITDA (i)                                      $ 95,029   $  87,897   $  78,178   $ 65,522   $  62,293
     Net Cash provided by operating activities         43,494      27,769      72,052     44,037      46,107
     Net Cash used in investing activities            (92,925)   (193,271)   (136,296)   (78,085)   (149,510)
     Net Cash provided by financing activities         53,703     161,014      68,916     66,113     104,884

MARGIN AND RATIO DATA
     EBITDA margin (% of total revenue) (i)              29.1%       29.1%       29.1%      27.9%       28.8%
     Earnings to fixed charges ratio (j)                 0.91x       0.97x       1.26x      1.39x       1.42x

OPERATING DATA
     Owned Hotels:
     Number of Hotels                                      42          45          39         37          31
     Number of Rooms                                   10,293      11,108       9,666      9,312       8,054
     Average Occupancy                                   62.1%       62.9%       64.7%      67.1%       68.5%
     Average Daily Room Rate (ADR)                   $  91.38   $   82.38   $   76.16   $  71.68   $   68.45
     Room Revenue per Available Room (RevPAR)(k)     $  56.79   $   51.84   $   49.25   $  48.09   $   46.88
     Increase in Yield (l)                                9.5%        5.3%        2.4%       4.8%        3.9%

BALANCE SHEET DATA
     Total Assets                                    $876,486   $ 816,733   $ 658,072   $542,371   $ 443,044
     Total Debt, including current portion            759,716     695,791     531,143    458,094     380,869
     Minority interest of holders of the LP units      27,392      39,399      33,662     23,082      14,820
     Equity                                            17,847      18,508      16,094     10,955       5,852

(a)  Includes revenues derived from rooms.
(b) Includes meeting room rental, management fees for providing management services to the Managed Hotels and other.
(c) Includes expenses incurred in connection with rooms, food and beverage, and telephones.
(d) Includes expenses incurred in connection with franchise fees, administrative, marketing and advertising, utilities, insurance, property taxes, rent and other.
(e) Includes expenses incurred providing management services to the Managed Hotels.
(f) Gain on sales includes six hotels sold February 6, 1998 and one hotel sold December 31, 1998.
(g) The 1994 and 1995 Fiscal Years do not include a $3.3 million and a $0.3 million, respectively, extraordinary charge related to prepayment fees on early debt retirement in connection with the Note Offerings and Common Stock Offering. The 1998 Fiscal Year includes a $2.2 million extraordinary charge related to early extinguishment of debt.
(h) After the Common Stock Offering, the Company has been taxed as a C Corporation on its portion of the Partnership's earnings. Prior to the Common Stock Offering, net income does not include any provision
     (benefit) for income taxes in view of the S Corporation tax status of the general partner prior to the Common Stock Offering and of the Partnership's status as a partnership for income tax purposes.
(i) EBITDA represents earnings before net interest expense, provision for income taxes (if applicable) and depreciation and amortization. EBITDA is used by the Company for the purpose of analyzing its operating performance, leverage and liquidity. Such data are not a measure of financial performance under generally accepted accounting principles and should not be considered as an alternative to net earnings as an indicator of the Company's operating performance or as an alternative to cash flows as a measure of liquidity.
(j) Earnings used in computing the earnings to fixed charges ratios consist of net income plus fixed charges. Fixed charges consist of interest expense and that portion of rental expense representative of interest (deemed to be one-third of rental expense).
(k) Total room revenue divided by number of available rooms. Available rooms represent the number of rooms available for rent multiplied by the number of days in the period presented.
(l) Increase in yield represents the period-over-period increases in yield. Yield is defined as the room revenue per available room (RevPAR).
(m) The 1994 unaudited pro forma net income per share represents the Company's allocable share of pre-tax income (28.31%) after giving effect to
     (i) the issuance of the Notes and the repayment of the Partnership's then existing mortgage indebtedness with approximately $240.0 million of the $289.7 million total net proceeds from the Note Offering, (ii) the application of approximately $36.1 million of the net proceeds from the Common Stock Offering to the repayment of indebtedness, and (iii) an estimated provision for income taxes that would have been reported had the Company filed federal and state income tax returns as a C Corporation. The estimated tax provision was based on an assumed effective tax rate of 38%. The unaudited pro forma earnings per share information is based upon 6,336,100 shares of common stock outstanding after the Common Stock Offering.

         management's discussions and analysis
  of financial condition and results of operations

General
The following discussion and analysis primarily addresses results of operations of the Company for the fiscal years ended January 1, 1999 ("1998"), January 2, 1998 ("1997") and January 3, 1997 ("1996"). The following discussion should be read in conjunction with the selected consolidated financial information of the Company and the consolidated financial statements of the Company included elsewhere herein.

The Company's consolidated financial statements include revenues from the Owned Hotels and management fee revenues for providing management services to the Managed Hotels. References to the JQH Hotels include both the Owned Hotels and the Managed Hotels. Revenues from the Owned Hotels are derived from rooms, food and beverage, meeting rooms and other revenues. The Company's beverage revenues include only revenues from the sale of alcoholic beverages, while revenues from the sale of non-alcoholic beverages are shown as part of food revenues. Direct operating costs and expenses include expenses incurred in connection with the direct operation of rooms, food and beverage and telephones. General, administrative, sales and management services expenses include expenses incurred from franchise fees, administrative, sales and marketing, utilities, insurance, property taxes, rent, management services and other expenses.

From 1994 through 1998, the Company's total revenues grew at an annual compounded growth rate of 10.8%, from $216.7 million to $326.1 million. Occupancy for the Owned Hotels during that period decreased 6.4 percentage points from 68.5% to 62.1%. However, the Owned Hotels' average daily room rate
(ADR) increased by 33.5% from $68.45 to $91.38 during that period. Room revenue per available room (RevPAR) increased by 21.1% from $46.88 to $56.79.

In general, hotels opened during the period from 1994 to 1998 decreased overall occupancy but increased the overall average room rate. The Company tracks the performance of the Owned Hotels in two groups. One group of hotels are those opened by the Company during the current and prior fiscal years (New Hotels). During 1998, the New Hotels included four hotels opened in 1998 and six hotels opened in 1997. The remainder of the Owned Hotels, excluding the New Hotels, are defined as Mature Hotels. In 1998, the Mature Hotels included 32 hotels opened prior to 1997. New hotels typically generate positive cash flow from operations before debt service in the first year, generate cash sufficient to service mortgage debt in the second year and create positive cash flow after debt service in the third year.

   results of operations of the company
---------------------------------------

FISCAL YEAR-ENDED                                     1998            1997            1996            1995            1994
OWNED HOTELS
  Average Occupancy                                   62.1%           62.9%           64.7%           67.1%           68.5%
  Average Daily Room Rate (ADR)                 $    91.38      $    82.38      $    76.16      $    71.68      $    68.45
  Room Revenue per Available Room (RevPAR)      $    56.79      $    51.84      $    49.25      $    48.09      $    46.88
  Available Rooms (a)                            3,733,166       3,767,387       3,476,279       3,087,700       2,930,893
  Number of Hotels                                      42              45              39              37              31

MATURE HOTELS
  Average Occupancy                                   64.1%           63.8%           64.8%           67.1%           68.5%
  Average Daily Room Rate (ADR)                 $    86.50      $    79.80      $    76.06      $    71.68      $    68.45
  Room Revenue per Available Room (RevPAR)      $    55.41      $    50.90      $    49.29      $    48.09      $    46.88
  Available Rooms (a)                            3,012,845       3,388,896       3,454,899       3,087,700       2,930,893
  Number of Hotels                                      32              37              37              37              31

NEW HOTELS
  Average Occupancy                                   54.1%           55.3%           42.2%           --              --
  Average Daily Room Rate (ADR)                 $   115.55      $   108.97      $   100.49            --              --
  Room Revenue per Available Room (RevPAR)      $    62.54      $    60.21      $    42.42            --              --
  Available Rooms (a)                              720,321         378,491          21,380            --              --
  Number of Hotels                                      10               8               2            --              --

PERCENTAGES OF TOTAL REVENUES
  REVENUES
     Rooms                                            65.0%           64.6%           63.7%           63.1%           63.4%
     Food and beverage                                28.2%           28.5%           29.6%           30.1%           30.1%
     Meeting room rental and other                     6.8%            6.9%            6.7%            6.8%            6.5%
                                                -----------     -----------     -----------     -----------     -----------
          Total revenues                             100.0%          100.0%          100.0%          100.0%          100.0%
                                                -----------     -----------     -----------     -----------     -----------

  OPERATING EXPENSES
     Direct operating costs and expenses
          Rooms                                       16.7%           16.6%           16.2%           16.4%           15.9%
          Food and beverage                           19.7%           20.6%           21.6%           23.0%           22.9%
          Other                                        1.0%            1.1%            1.1%            1.1%            1.1%
     General, administrative, sales and
          management service expenses                 29.3%           28.4%           27.8%           27.3%           26.8%
     Repairs and maintenance                           4.1%            4.2%            4.3%            4.3%            4.6%
     Depreciation and amortization                    14.0%           11.5%            8.9%            7.8%            6.4%
                                                 ----------     -----------     -----------     -----------     -----------
          Total operating expenses                    84.8%           82.4%           79.9%           79.9%           77.7%
                                                 ----------     -----------     -----------     -----------     -----------
     Income from Operations                           15.2%           17.6%           20.1%           20.1%           22.3%
                                                 ==========     ===========     ===========     ===========     ===========

(a) Available rooms represent the number of New Hotels, the rooms available for rent multiplied by the number of days in the period reported or, in the case of number of days the hotel was open during the period reported. The Company's 1996 Fiscal Year contained 53 weeks, or 371 days, while its 1994, 1995, 1997 and 1998 Fiscal Years each contained 52 weeks, or 364 days.

1998 FISCAL YEAR COMPARED TO 1997 FISCAL YEAR

Total revenues increased to $326.1 million in 1998 from $302.3 million in 1997, an increase of $23.8 million, or 7.9%. Of the total revenues reported in 1998, 65.0% were revenues from rooms, 28.2% were revenues from food and beverage and 6.8% were revenues from meeting room rental and other, compared with 64.6%, 28.5% and 6.9%, respectively, during 1997.

Rooms revenues increased to $212.0 million in 1998 from $195.3 million in 1997, an increase of $16.7 million, or 8.6%, as a result of the operation of two hotels which opened in 1996 and six hotels opened in 1997, and the increase in average daily room rate (ADR). Average daily room rates (ADR) of Mature Hotels increased to $86.50 in 1998 from $79.80 in 1997. The occupancy in the mature hotels was a 0.3 percentage point increase to 64.1% in 1998, compared to 63.8% in 1997. The Mature Hotels' room revenue per available room (RevPAR) improved to $55.41 in 1998 from $50.90 in 1997, an increase of $4.51 or 8.9%. In 1998, the
New Hotels included ten hotels, which generated a revenue per available room (RevPAR) of $62.54, up 3.9% from the 1997 revenue per available room (RevPAR) of $60.21, when eight New Hotels were open. In general, management believes the New Hotels are more insulated from the effects of new hotel supply than are the Mature Hotels, since the New Hotels utilize franchise brands that are considered to be more upscale in nature, and the New Hotels have higher-quality guest rooms and public spaces.

Food and beverage revenues increased to $92.0 million in 1998 from $86.2 million in 1997, an increase of $5.8 million, or 6.7%. This increase was due to revenues associated with newly opened hotels.

Meeting room rental and other revenues increased to $22.2 million in 1998 from $20.8 million in 1997, an increase of $1.4 million, or 6.7%. This increase was due to the addition of meeting space in the New Hotels.

Direct operating costs and expenses for rooms increased to $54.6 million in 1998 from $50.3 million in 1997, an increase of $4.3 million, or 8.5%. As a percentage of rooms revenue, these expenses remained stable, at 25.8%.

Direct operating costs and expenses for food and beverage increased to $64.2 million in 1998 from $62.4 million in 1997, an increase of $1.8 million, or 2.9%, but decreased as a percentage of food and beverage revenues, to 69.8% from 72.4% in 1997. The dollar increase was due to costs associated with the higher volume of sales.

Direct operating costs and expenses for other remained stable in 1998 at $3.4 million, but decreased as a percentage of meeting room rental and other revenues to 15.3% from 16.3% in 1997.

General, administrative, sales and management service expenses increased to $95.5 million in 1998 from $85.8 million in 1997, an increase of $9.7 million, or 11.3%. Increases in these expenses are primarily attributable to expenses associated with the opening of new hotels in 1997 and 1998. A large portion of expenses associated with new hotel openings are fixed costs in nature. As a result, these expenses rise faster than revenues in the first one to two years of operation. As a percentage of total revenues, these expenses increased to 29.3% in 1998 from 28.4% in 1997.

Repairs and maintenance expenses increased to $13.4 million in 1998 from $12.6 million in 1997, by $0.8 million or 6.3%, but decreased slightly as a percentage of total revenues, to 4.1% from 4.2% in 1997.

Depreciation and amortization increased to $45.6 million in 1998 from $34.8 million in 1997, by $10.8 million, or 31.0%. As a percentage of total revenues, these expenses increased to 14.0% in 1998 from 11.5% in 1997. The increase was a direct result of the increased level of capital expenditures for the newly opened hotels.

Income from operations decreased to $49.4 million in 1998 from $53.1 million in 1997, a decrease of $3.7 million, or 7.0%. The decrease was due to higher costs, including depreciation expense related to the building of new hotels. As a percentage of total revenues, income from operations was 15.2% in 1998 and 17.6% in 1997.

Interest expense and amortization of deferred financing fees, net increased to $57.3 million in 1998 from $44.3 million in 1997, an increase of $13.0 million, or 29.3%. The increase was attributable to borrowing for new hotel construction.

Income before minority interest, provision for income taxes and extraordinary item decreased to $0.3 million in 1998 from $8.8 million in 1997, a decrease of $8.5 million, or 96.6%. The 1998 results include an $8.2 million gain on sales of property and equipment in connection with the sale of six Holiday Inns in February of 1998 and one Holiday Inn in December of 1998.



1997 FISCAL YEAR COMPARED TO 1996 FISCAL YEAR

Total revenues increased to $302.3 million in 1997 from $268.8 million in 1996, an increase of $33.5 million, or 12.4%. Of total revenues recognized in 1997, 64.6% were revenues from rooms, compared to 63.7% in 1996, continuing the gradual shift over the past several years, as the average daily room rate (ADR) continues to increase. Revenues from food and beverage represented 28.5% of total revenues recognized in 1997, compared to 29.6% in 1996, and revenues from meeting room rental and other represented 6.9% of total revenues compared to 6.7% in 1996.

Rooms revenues increased to $195.3 million in 1997 from $171.2 million in 1996, an increase of $24.1 million, or 14.1%, as a result of the addition of six hotels opened in 1997, a full year of operation for the two hotels opened in 1996, and a 4.9% increase in the average daily room rate (ADR) of the Mature Hotels.

Food and beverage revenues increased to $86.2 million in 1997 from $79.6 million in 1996, an increase of $6.6 million, or 8.3%. This increase was primarily due to revenues associated with the New Hotels.

Meeting room rental and other revenues increased to $20.8 million in 1997 from $18.1 million in 1996, an increase of $2.7 million, or 15.1%. This increase was primarily a result of the New Hotels.

Direct operating costs and expenses for rooms increased to $50.3 million in 1997 from $43.6 million in 1996, an increase of $6.7 million, or 15.3%. As a percentage of rooms revenue, these expenses increased slightly to 25.7% in 1997 from 25.5% in 1996. The increased expense was associated with the New Hotels. These costs generally represent a higher percentage of rooms revenue in newer hotels until these hotels reach stabilized occupancy levels.

Direct operating costs and expenses for food and beverage increased to $62.4 million in 1997 from $58.0 million in 1996, an increase of $4.4 million, or 7.6%, but decreased slightly as a percentage of food and beverage revenues to 72.4%, from 72.8% in 1996. The dollar increase was due to costs associated with the higher volume of sales associated with the New Hotels.

Other direct operating costs and expenses were $3.4 million in 1997 and $ 2.9 million in 1996, a 15.6% increase. As a percentage of meeting room rental and other revenues, these expenses were 16.3% in 1997 and 16.2% in 1996.

General, administrative, sales and management service expenses increased to $85.8 million in 1997 from $74.6 million in 1996, an increase of $11.2 million, or 14.9%. Increases in these expenses were primarily attributable to expenses associated with the New Hotels. As a percentage of total revenues, these expenses increased to 28.4% in 1997, from 27.8% in 1996.

Repairs and maintenance expenses increased to $12.6 million in 1997 from $11.5 million in 1996, an increase of $1.1 million, or 9.1%, but decreased slightly as a percentage of revenues to 4.2% from 4.3% in 1996.

Depreciation and amortization increased by $10.8 million, or 44.7%, to $34.8 million in 1997 from $24.0 million in 1996. As a percentage of total revenues, these expenses increased to 11.5% in 1997 from 8.9% in 1996. The increase was a direct result of the opening of the eight New Hotels during 1996 and 1997.

Income from operations decreased to $53.1 million in 1997 from $54.1 million in 1996, a decrease of $1.0 million, or 1.9%. As a percentage of total revenues, income from operations was 17.6% in 1997 compared to 20.1% in 1996, due primarily to the non-cash expense of depreciation and amortization associated with the New Hotels.

Interest expense and amortization of deferred financing fees, net increased to $44.3 million in 1997 from $35.6 million in 1996, an increase of $8.7 million or 24.4%. The increase was attributable to debt associated with the financing of the New Hotels.

Income before minority interest, provision for income taxes and extraordinary item decreased to $8.8 million in 1997 from $18.5 million in 1996, a decrease of $9.7 million, or 52.5%.



LIQUIDITY AND CAPITAL RESOURCES

In general, the Company has financed its operations through internal cash flow, loans from financial institutions, the issuance of public debt and equity and the issuance of industrial revenue bonds. The Company's principal uses of cash are to pay operating expenses, to service debt and to fund capital expenditures, new hotel development and permitted distributions to fund some of the taxes allocable to the partners.

At January 1, 1999, the Company had $46.2 million of cash and equivalents and also had $6.5 million of marketable securities, compared to $42.0 million in cash and cash equivalents and $12.7 million of marketable securities at the end of 1997. Such amounts are available for development of new hotels and other working capital requirements of the Company.

Net cash provided by operating activities increased significantly to $43.5 million at the end of 1998 from $27.8 million at the end of 1997, an increase of $15.7 million, or 56.5%, primarily as the result of changes in interim financing of construction through trade payables.

The Company incurred net capital expenditures of $131.2 million and $179.4 million, respectively, for 1998 and 1997. Capital expenditures typically include capital improvements on existing hotel properties and expenditures for development of new hotels. Capital expenditures in 1998 included $111.5 million for new hotel development and $19.7 million for existing hotels. During 1997, capital expenditures for existing hotels and new hotel development were $19.1 million and $160.3 million, respectively. During 1999, the Company expects capital expenditures to approximate $120.8 million, representing approximately $15.5 million for capital improvements on existing hotels and approximately $105.3 million for continued new hotel development.

At the end of 1998, total debt was $759.7 million compared with $695.8 million in 1997. The increase is attributable to the hotels opened during 1998 as well as six Scheduled Hotels under construction at the end of 1998. The current portion of long-term debt was $42.3 million at the end of 1998, compared with $61.5 million at the end of 1997.

In February 1998, the Company completed the sale of six hotels for $39.4 million, resulting in a gain of approximately $0.2 million. Five of the six hotels sold served as collateral for the 1994 and 1995 Mortgage Notes. Under the terms of these Indentures, the Company provided replacement collateral.

On December 31, 1998, the Company completed the sale of an additional hotel property for $16.1 million, resulting in a gain of approximately $8.0 million. The net book value of the hotel's property and equipment at the time of the sale was approximately $8.1 million. In addition to cash received upon closing, the sales price included a note receivable for $11.9 million, with 8.0% interest, due in 1999. The note receivable is secured by the hotel and the personal guarantee of a shareholder of the buyer. This hotel served as collateral under the 1995 Mortgage Notes. Under the terms of the Indenture, the Company must provide replacement collateral of equivalent value or apply the net proceeds from the sale to amounts outstanding. The Company intends to provide replacement collateral in accordance with the Indenture provisions.

The Company estimates that building, pre-opening and other costs of the six Scheduled Hotels will require aggregate funding of approximately $198.0 million from the Company (net of $61.0 million included in construction in progress and other assets at year end). The Company has obtained loans and commitments of approximately $143.0 million (approximately $22 million of which had been drawn at year end) on the Scheduled Hotels and expects the remaining 1999 capital requirements to be funded by cash, cash flow from operations and refinancing of certain existing hotels.

Based upon current plans relating to the timing of new hotel development and loan draw schedules, the Company anticipates that its capital resources will be adequate to satisfy its 1999 capital requirements for the currently planned projects and normal recurring capital improvement projects.

The Company distributed or accrued $10.6 million in 1998, and $0.6 million in 1997 to its partner for income taxes. Distributions by the Company must be made in accordance with the provisions of the Indentures.


YEAR 2000

   STATE OF READINESS

     John Q. Hammons Hotels, Inc. (the "Company") is actively addressing the impact of the Year 2000 as it relates to the processes of its information technology environment. Potential problems with internal, external and embedded systems are being addressed. Capital budget funds have been set aside for software and hardware upgrades and/or replacements to address Year 2000 issues. Virtually all such upgrades were anticipated by the Company and would have been implemented within the next few years even absent a Year 2000 issue.

     The Company is requiring vendors and suppliers to certify Year 2000 compliance of supplied information technology systems and devices. Compliance is defined as no failures or interruptions occurring due to the processing of date information or data between the years through 1999 and years beginning with the year 2000.

     The Company has reviewed the effects of the upcoming Year 2000 on its computer systems and operations, as well as on those of the hotels it operates. The Company does not anticipate any material impact on its corporate operation, given that the current systems used are believed to be Year 2000 compliant.

   CORPORATE SYSTEMS

     HARDWARE--Computer systems were tested for Y2K compliance during the first quarter of 1998. Ninety percent of those systems not compliant were replaced by the end of the third quarter of 1998. The remaining systems were replaced during the fourth quarter of 1998.

     SOFTWARE--All software systems were tested during the first quarter of 1998. Word processing and spreadsheet software packages were deemed materially compliant and will not be replaced. The accounting and payroll system was not Y2K compliant and was replaced during January, 1998.

  HOTEL SYSTEMS

     HARDWARE--Testing of Company owned computer hardware was started during the first quarter of 1998. Ninety percent of all systems have been tested and those systems deemed not Y2K compliant have been identified and have either been replaced at this time or are scheduled for replacement during the first half of 1999.

     SOFTWARE--Bass Hotels and Resorts use the Encore Property Management System. This system is currently not Y2K compliant but is being upgraded at no expense to the Company.

     Promus Hotels, Inc. uses the HMS Property Management System. This system is not Y2K compliant and is scheduled for replacement at all non-compliant hotels during the first half of 1999.

     Radisson Hotels and some Company hotels use the Fidelio Property Management System. This software is Y2K compliant. The operating system on the file servers will be compliant with the installation of software patches at no expense to the Company. These systems are scheduled for upgrade in the year 2000 independent of the Y2K situation.

     Other Company hotels use the Multi-Systems, Inc. Property Management System, which is Y2K compliant.

EMBEDDED SYSTEMS

  NON-CRITICAL--Fax machines, copiers and similar equipment are generally leased. The majority of these devices have been tested and deemed Y2K compliant. Those failing the Y2K testing will be replaced by the lessor during 1999 under current leasing agreements as required in order to be Y2K compliant.

  CRITICAL--Systems in this category include elevators, fire control, security, energy management, credit card processing and telecommunications. The Company is currently testing and evaluating these systems. These evaluations are approximately 75% complete with anticipated completion by the end of the first quarter, 1999.

TIME KEEPING AND PAYROLL SYSTEMS

  The Company currently uses Time Resource Management software for time keeping. This software is not Y2K compliant and will be replaced during the second quarter of 1999. Payroll processing is out-sourced and a Y2K compliance certificate from the processor is on file.

VENDOR COMPLIANCE CERTIFICATIONS

  STRATEGIC RELATIONSHIPS--Requests for Y2K compliance have been sent to those vendors which have a strategic relationship with the Company specifically and with the hotels in general. Those compliance letters will be on file in our offices.

  UTILITY SUPPLIERS--Requests for Y2K compliance have been sent to those suppliers which have a strategic relationship with the Company specifically and with the hotels in general. Those compliance letters will be on file in our offices.

COMPLIANCE TESTING

  INFORMATION TECHNOLOGY

     VENDOR CERTIFICATION--The Company has received Y2K compliance certifications from the majority of its property management system vendors. All certifications are expected to be on file by the end of the second quarter, 1999.

     FIELD TESTING--The Company has received Y2K compliance testing software from our property management system vendors. These tests were completed during the fourth quarter, 1998.

     EVALUATION--The Company will monitor all systems currently in place and those Y2K upgrades that will be installed during the first half of 1999 to insure Y2K integrity. This evaluation will continue throughout the year 2000.

  EMBEDDED SYSTEMS

     VENDOR CERTIFICATION--The Company has received Y2K compliance certifications from the majority of its vendors. All certifications are expected to be on file by the end of the first quarter, 1999.

     FIELD TESTING--The Company or its authorized vendors began conducting Y2K compliance field testing during the fourth quarter of 1998 and will continue testing throughout 1999.

     EVALUATION--The Company will monitor all systems currently in place and those Y2K upgrades that will be installed during the first half of 1999, to insure Y2K integrity. This evaluation will continue throughout the year 2000.

COST OF IMPLEMENTATION

     CORPORATE OFFICE

          INFORMATION TECHNOLOGY--Expenses for hardware and software that were directly attributed to Y2K compliance were less than $75,000.

          EMBEDDED SYSTEMS--The Company has no current expenses directly attributed to Y2K compliance for embedded systems.

     HOTELS
          INFORMATION TECHNOLOGY

               BASS HOTELS & RESORTS--The Company has upgraded hardware and software systems over the last two years that were required from a technology standpoint. Y2K compliance was an ancillary benefit of these upgrades.

               PROMUS HOTELS, INC.--The Company has allocated less than $15,000 to date for upgrades necessary to meet Y2K compliance at these hotels.

          EMBEDDED SYSTEMS--The Company has not expended any funds directly attributed to Y2K compliance for these systems. Those upgrades and replacements of equipment that have occurred over the last two years were required to replace equipment that had reached the end of the normal life cycle and not specifically for Y2K compliance.


FUTURE COSTS

     CORPORATE OFFICE

          Additional software upgrades are anticipated to maintain current technology levels but are not directly attributed to Y2K compliance.

     HOTELS

          INFORMATION TECHNOLOGY

               BASS HOTELS & RESORTS--Hotels operating under this flag (eighteen hotels) will incur minimal costs to replace some computer systems. Average cost per hotel is estimated to be less than $10,000. Hardware requirements will be offset with the transfer of existing Y2K compliant hardware from other hotels that are receiving technology-driven upgrades.

               PROMUS HOTELs, INC.--Hotels operating under this flag (sixteen hotels) will receive new hardware and software as part of a technology and Y2K compliant upgrade. The estimated cost for this upgrade is approximately $625,000.

               The balance of the Company's hotels have budgeted approximately $400,000 in capital funds for technology replacements and Y2K compliancy issues.

          EMBEDDED SYSTEMS--Final evaluation of these systems has not been completed at this time. No major replacements are expected based upon the results of early testing.

RISK FACTORS

     INFORMATION TECHNOLOGY--Based upon current testing results and evaluation of those results, it is believed that all hardware and software systems in the Company's corporate office and hotels will be Y2K compliant by the end of the second quarter, 1999. Risk to the operation of the Company is therefore considered to be low.

     EMBEDDED SYSTEMS--Complete analysis of all embedded systems has not been completed at this time. Final evaluation is scheduled for the end of the first quarter, 1999, with testing to be completed by the end of the second quarter, 1999. Based upon early reports, risk to the operation of the Company is considered to be low.

     VENDORS AND SUPPLIERS--The Company does not rely on the services of any one single vendor or supplier that will materially impact its operations. To date, no strategic vendor or supplier has reported that it will not be Y2K compliant by the end of 1999. Based upon these reports, risk to the operations of the Company is considered to be low.

CONTINGENCY PLANS

     INFORMATION TECHNOLOGY

          HARDWARE--A number of non-critical (time/date critical operations are not dependent on these systems) hardware systems have failed Y2K compliancy testing. These systems are scheduled for replacement during the first half of 1999. Failure to replace these systems will not materially impact the operation of the Company or its hotels.

          SOFTWARE--Manual operation of guest services, reservations, credit card processing and time keeping systems can be accomplished with existing personnel and equipment. Since all known, non-compliant software systems will be replaced during the first half of 1999, no material impact to the operation of the Company is expected.

     EMBEDDED SYSTEMS

          Contingency plans will be finalized during the first quarter of 1999, when evaluation of these systems is complete. All known embedded systems can be manually over-ridden if necessary, in the event of a failure due to a Y2K issue.

     VENDORS AND SUPPLIERS

          The Company will use alternative vendors and suppliers in the event any one strategic vendor or supplier is incapable of operating as a result of a Y2K compliance issue. The Company maintains a list of alternative vendors and suppliers. These vendors and suppliers will be certified as Y2K compliant in the event their services are required.


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

QUANTITATIVE AND QUALITATIVE DISCLOSURE ABOUT MARKET RISK

     The Company is exposed to changes in interest rates primarily as a result of its investing and financing activities. Investing activity includes operating cash accounts and investments, with an original maturity of three months or less, and certain balances of various money market and common bank accounts. The financing activities of the Company are comprised of long-term fixed and variable rate debt obligations utilized to fund business operations and maintain liquidity. The following table presents the principal cash repayments and related weighted average interest rates by maturity date for the Company's long-term fixed and variable rate debt obligations as of January 1, 1999:

     EXPECTED MATURITY DATE (IN MILLIONS)

                                                1999   2000    2001   2002    2003  Thereafter    Total   Fair Value (d)
     Long-Term Debt (a)

       $300 Million 1st Mortgage Notes          $ --   $ --    $ --   $ --    $ --        $300     $300            $313

       Average interest rate (b)                        8.9%    8.9%   8.9%    8.9%        8.9%     8.9%            8.9%

       $90 Million 1st Mortgage Notes           $ --   $ --    $ --   $ --    $ --        $ 90     $ 90            $ 94

       Average interest rate (b)                        9.8%    9.8%   9.8%    9.8%        9.8%     9.8%            9.8%

       Other fixed-rate debt obligations        $ 41   $  6    $ 13   $ 30    $ 20        $213     $323            $323

       Average interest rate (b)                        8.8%    8.4%   8.2%    8.8%        8.7%     8.7%            8.7%

       Other variable-rate debt obligations     $  1   $  1    $  7   $ 10    $  3        $ 25     $ 47            $ 47

       Average interest rate (c)                 8.1%   8.1%    8.1%   8.1%    8.1%        8.1%     8.1%

     (a)  Includes amounts reflected as long-term debt due within one year.

     (b) For the long-term fixed rate debt obligations, the weighted average interest rate is based on the stated rate of the debt that is maturing in the year reported. The weighted average interest rate excludes the effect of the amortization of deferred financing costs.

     (c) For the long-term variable rate debt obligations, the weighted average interest rate assumes no changes in interest rates and is based on the variable rate of the debt, as of January 1, 1999, that is maturing in the year reported. The weighted average interest rate excludes the effect of the amortization of deferred financing costs.

     (d) The fair values of long-term debt obligations approximate their respective historical carrying amounts, except with respect to the $300 million First Mortgage Notes and the $90 million First Mortgage Notes. The fair value of the First Mortgage Notes issued is estimated by obtaining quotes from brokers.

report of independent public accountants
----------------------------------------


To the Shareholders of John Q. Hammons Hotels, Inc.:

     We have audited the accompanying consolidated balance sheets of John Q. Hammons Hotels, Inc. and Companies (Note 1) as of January 1, 1999 and January 2, 1998 and the related consolidated statements of operations, changes in minority interest and stockholders' equity and cash flows for each of the three fiscal years ended January 1, 1999, January 2, 1998 and January 3, 1997. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

     In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of John Q. Hammons Hotels, Inc. and Companies (Note 1) as of January 1, 1999 and January 2, 1998 and the results of their operations and their cash flows for each of the three fiscal years ended January 1, 1999, January 2, 1998 and January 3, 1997 in conformity with generally accepted accounting principles.


     /s/ Arthur Andersen LLP

     Cincinnati, Ohio
     February 17, 1999