Form 10-K405/A, Exhibit 13
period 1999-01-01
HAMMONS JOHN Q HOTELS INC
filed 1999-08-30
CIK 930796

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


     /s/ Arthur Andersen LLP

     Cincinnati, Ohio
     February 17, 1999

                   JOHN Q. HAMMONS HOTELS, INC. AND COMPANIES

CONSOLIDATED BALANCE SHEETS
(000's omitted, except share data)

ASSETS
FISCAL YEAR ENDED                                                1998        1997
CASH AND EQUIVALENTS (Restricted cash of $860 and
 $1,235 in 1998 and 1997, respectively) (Notes 2 and 5)     $  46,233   $  41,961

MARKETABLE SECURITIES (Notes 2 and 5)                           6,533      12,742

RECEIVABLES
 Trade, less allowance for doubtful accounts of $206 and
    $188 in 1998 and 1997, respectively                         8,852       7,652
 Management fees (Note 3)                                          62          50
 Construction reimbursements, shareholder and other
    (Note 3)                                                    5,269       3,739

INVENTORIES                                                     1,205       1,206

PREPAID EXPENSES AND OTHER                                      1,089       1,386
                                                            ---------   ---------
TOTAL CURRENT ASSETS                                           69,243      68,736
                                                            ---------   ---------
PROPERTY AND EQUIPMENT, at cost (Notes 2, 5 and 6)
 Land and improvements                                         47,982      40,511
 Buildings and improvements                                   605,586     527,856
 Furniture, fixtures and equipment                            239,648     197,177
 Construction in progress                                      63,078      78,946
                                                            ---------   ---------
                                                              956,294     844,490
 Less-accumulated depreciation and amortization              (194,860)   (166,125)
                                                            ---------   ---------
                                                              761,434     678,365
 Property and equipment available for sale, net (Note 9)        --         38,791
                                                            ---------   ---------
                                                              761,434     717,156
DEFERRED FINANCING COSTS, FRANCHISE FEES,
 AND OTHER, net (Notes 2, 4 and 5)                             45,809      30,841
                                                            ---------   ---------

TOTAL ASSETS                                                $ 876,486   $ 816,733
                                                            =========   =========

The accompanying notes to consolidated financial statements are an integral part of these consolidated balance sheets.

                   JOHN Q. HAMMONS HOTELS, INC. AND COMPANIES

CONSOLIDATED BALANCE SHEETS
(000's omitted, except share data)

LIABILITIES AND EQUITY
FISCAL YEAR ENDED                                                           1998       1997
LIABILITIES
 Current portion of long-term debt (Note 5)                             $ 42,256   $ 61,517
 Accounts payable, including construction payables of
    approximately $2,203 and $3,391, respectively                         13,141     11,232
 Accrued expenses
    Payroll and related benefits                                           6,843      5,529
    Sales and property taxes                                               9,558      8,676
    Insurance (Notes 2 and 3)                                             10,061     11,242
    Interest                                                              12,540     12,603
    Utilities, franchise fees and other                                    5,568      5,852
 Accrued distribution                                                      2,936       --
                                                                        --------   --------
    Total current liabilities                                            102,903    116,651
 Long-term debt (Note 5)                                                 717,460    634,274
 Other obligations and deferred revenue (Note 2)                          10,884      7,901
                                                                        --------   --------
TOTAL LIABILITIES                                                        831,247    758,826
                                                                        --------   --------

COMMITMENTS AND CONTINGENCIES (Note 6)

MINORITY INTEREST OF HOLDERS OF LIMITED
 PARTNER UNITS (Note 1)                                                   27,392     39,399

STOCKHOLDERS' EQUITY (Note 1)
 Preferred stock, $.01 par value, 2,000,000 shares
    authorized, none outstanding                                            --         --
 Class A common stock, $.01 par value, 40,000,000 shares authorized,
    6,042,000 shares issued and outstanding                                   60         60
 Class B common stock, $.01 par value, 1,000,000 shares authorized,
    294,100 shares issued and outstanding                                      3          3
 Paid-in capital                                                          96,373     96,373
 Retained deficit, net                                                   (78,589)   (77,928)
                                                                        --------   --------
TOTAL EQUITY                                                              17,847     18,508
                                                                        --------   --------

TOTAL LIABILITIES AND EQUITY                                            $876,486   $816,733
                                                                        ========   ========


The accompanying notes to consolidated financial statements are an integral part of these consolidated balance sheets.

                   JOHN Q. HAMMONS HOTELS, INC. AND COMPANIES

CONSOLIDATED STATEMENTS OF OPERATIONS
(000's omitted, except share data)

FISCAL YEAR ENDED                                                  1998            1997           1996
REVENUES
 Rooms                                                          $211,989        $195,296       $171,206
 Food and beverage                                                91,982          86,183         79,580
 Meeting room rental and other                                    22,159          20,795         18,061
                                                                --------       ---------       --------
    Total revenues                                               326,130         302,274        268,847
                                                                --------       ---------       --------

OPERATING EXPENSES (Notes 3, 4 and 6)
 Direct operating costs and expenses
    Rooms                                                         54,600          50,265         43,610
    Food and beverage                                             64,174          62,383         57,956
    Other                                                          3,389           3,385          2,929
 General, administrative, sales and management
    service expenses                                              95,500          85,766         74,646
 Repairs and maintenance                                          13,438          12,578         11,528
 Depreciation and amortization                                    45,580          34,781         24,034
                                                                --------        --------       --------
    Total operating expenses                                     276,681         249,158        214,703
                                                                --------        --------       --------
INCOME FROM OPERATIONS (Note 9)                                   49,449          53,116         54,144

OTHER (INCOME) EXPENSE
 Interest expense and amortization of deferred financing
    fees, net of $3,794, $1,279 and $2,103 of interest income
    in 1998, 1997 and 1996, respectively (Note 2(e))              57,286          44,325         35,620
 Gain on sales of property and equipment (Note 9)                 (8,175)           --             --
                                                                --------        --------       --------

INCOME BEFORE MINORITY INTEREST, PROVISION FOR
 INCOME TAXES AND EXTRAORDINARY ITEM                                 338           8,791         18,524
 Minority interest in earnings of partnership (Note 1)              (242)         (6,302)       (13,280)
                                                                --------        --------       --------

INCOME BEFORE PROVISION FOR INCOME TAXES
 AND EXTRAORDINARY ITEM                                               96           2,489          5,244
 Provision for income taxes (Note 2(j))                             (120)            (75)          (105)
                                                                --------        --------       --------

INCOME (LOSS) BEFORE EXTRAORDINARY ITEM                              (24)          2,414          5,139
 Extraordinary item; cost of early extinguishment of debt,
    net of applicable tax benefit (Note 5)                          (637)            --             --
                                                                --------        --------       --------

NET INCOME (LOSS) (Note 1)                                      $   (661)       $  2,414       $  5,139
                                                                ========        ========       ========

BASIC AND DILUTED EARNINGS (LOSS) PER SHARE (Note 2(n))
 Earnings before extraordinary item                             $     --         $   .38        $   .81
 Extraordinary item                                                 (.10)           --             --
                                                                --------        --------       --------
 Earnings (loss) allocable to the Company                       $   (.10)        $   .38        $   .81
                                                                ========        ========       ========

The accompanying notes to consolidated financial statements are an integral part of these consolidated statements.

                   JOHN Q. HAMMONS HOTELS, INC. AND COMPANIES

CONSOLIDATED STATEMENTS OF CHANGES IN
MINORITY INTEREST AND STOCKHOLDERS' EQUITY
(000's omitted)


                               MINORITY INTEREST                          STOCKHOLDERS' EQUITY

                                                        CLASS A      CLASS B               COMPANY RETAINED
                                                         COMMON       COMMON     PAID-IN      DEFICIT AFTER
                                                          STOCK        STOCK     CAPITAL     REORGANIZATION          TOTAL

BALANCE, Year-end 1995                  $ 23,082        $     60     $      3    $ 96,373          $(85,481)      $ 10,955
Distributions (Note 1(b))                 (2,700)          --           --           --               --              --
Net income allocable to the Company        --              --           --           --               5,139          5,139
Minority interest in earnings of the
  partnership                             13,280           --           --           --               --              --
                                        --------        --------     --------    --------          --------       --------

BALANCE, Year-end 1996                    33,662              60            3      96,373           (80,342)        16,094
Distributions (Note 1(b))                   (565)           --           --          --              --               --
Net income allocable to the Company         --              --           --          --               2,414          2,414
Minority interest in earnings of the
  partnership                              6,302            --           --          --               --              --
                                        --------        --------     --------    --------          --------       --------

BALANCE, Year-end 1997                    39,399              60            3      96,373           (77,928)        18,508
Distributions (Note 1(b))                (10,637)            --          --           --             --               --
Net loss allocable to the Company          --                --          --           --               (661)          (661)
Minority interest in losses of the
  partnership, after extraordinary
  item of $1,612                          (1,370)            --          --           --              --               --
                                        --------        --------     --------    --------          --------       --------

BALANCE, Year-end 1998                  $ 27,392        $     60     $      3    $ 96,373          $(78,589)      $ 17,847
                                        ========        ========     ========    ========          ========       ========

The accompanying notes to consolidated financial statements are an integral part of these consolidated statements.

                   JOHN Q. HAMMONS HOTELS, INC. AND COMPANIES

CONSOLIDATED STATEMENTS OF CASH FLOWS
(000's omitted)


FISCAL YEAR ENDED                                                        1998        1997        1996
CASH FLOWS FROM OPERATING ACTIVITIES
 Net income (loss)                                                  $    (661)  $   2,414   $   5,139
 Adjustments to reconcile net income (loss) to cash provided by operating activities
    Minority interest in earnings of partnership                          242       6,302      13,280
    Depreciation, amortization and loan cost amortization              48,448      37,662      26,414
    Extraordinary item, net of tax benefit (Note 5)                       637        --          --
    Gain on sales of property and equipment (Note 9)                   (8,175)       --          --
                                                                    ---------   ---------   ---------
                                                                       40,491      46,378      44,833
                                                                    ---------   ---------   ---------
 Changes in certain assets and liabilities
    Receivables                                                        (2,742)     (4,826)        999
    Inventories                                                          (112)       (187)         91
    Prepaid expenses and other                                            297         542        (804)
    Accounts payable                                                    1,909     (18,745)     21,595
    Accrued expenses                                                      668       3,730       3,894
    Other obligations and deferred revenue                              2,983         877       1,444
                                                                    ---------   ---------   ---------
    Net cash provided by operating activities                          43,494      27,769      72,052
                                                                    ---------   ---------   ---------

CASH FLOWS FROM INVESTING ACTIVITIES
 Additions to property and equipment                                 (131,183)   (179,385)   (155,579)
 Proceeds from sales of property and equipment (Note 9)                43,577        --          --
 Franchise fees and other                                             (11,528)     (3,499)     (4,936)
 (Purchase) sale of marketable securities, net                          6,209     (10,387)     24,219
                                                                    ---------   ---------   ---------
    Net cash used in investing activities                             (92,925)   (193,271)   (136,296)
                                                                    ---------   ---------   ---------

CASH FLOWS FROM FINANCING ACTIVITIES
 Loan financing fees                                                   (2,521)     (3,069)     (1,433)
 Proceeds from borrowings                                             260,771     186,684      76,239
 Repayments of debt                                                  (196,846)    (22,036)     (3,190)
 Distributions                                                         (7,701)       (565)     (2,700)
                                                                    ---------   ---------   ---------
    Net cash provided by financing activities                          53,703     161,014      68,916
                                                                    ---------   ---------   ---------
    Increase (decrease) in cash and equivalents                         4,272      (4,488)      4,672
                                                                    ---------   ---------   ---------

CASH AND EQUIVALENTS, beginning of period                              41,961      46,449      41,777
                                                                    ---------   ---------   ---------
CASH AND EQUIVALENTS, end of period                                 $  46,233   $  41,961   $  46,449
                                                                    =========   =========   =========

SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION
 CASH PAID FOR INTEREST, net of amounts capitalized                 $  58,733   $  43,399   $  35,441
                                                                    =========   =========   =========

 SUPPLEMENTAL DISCLOSURE OF NONCASH ACTIVITIES
    Note receivable from sale of property and equipment (Note 9)    $  11,900   $   --      $   --
                                                                    =========   =========   =========


The accompanying notes to consolidated financial statements are an integral part of these consolidated statements.

                   JOHN Q. HAMMONS HOTELS, INC. AND COMPANIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(000's omitted, except share data)


  1. BASIS OF PRESENTATION

     (a) ENTITY MATTERS--The accompanying consolidated financial statements include the accounts of John Q. Hammons Hotels, Inc. and John Q. Hammons Hotels, L.P. and subsidiaries (collectively the Company or, as the context may require John Q. Hammons Hotels, Inc. only). As of fiscal year-end 1998, 1997 and 1996, the Company had 42, 45, and 39, respectively, hotels in operation of which 28 in 1998, 35 in 1997 and 32 in 1996 operate under the Holiday Inn and Embassy Suites trade names. The Company's hotels are located in 20 states throughout the United States.

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

          As the sole general partner of JQHLP, the Company exercises control over all decisions as set forth in the partnership agreement. The net income (loss) allocable to the Company reported in the accompanying consolidated statements of operations include the Company's approximate 28% share of all JQHLP earnings (losses). The approximate 72% minority interest attributable to the portion of the partnership not owned by the Company has been reflected as minority interest in the accompanying consolidated financial statements.

          All significant balances and transactions between the entities and properties have been eliminated.

     (b) PARTNERSHIP AND OTHER MATTERS--A summary of selected provisions of the partnership agreement as well as certain other matters are summarized as follows:

          Allocation of Income, Losses and Distributions: Pretax income, losses and distributions of JQHLP will generally be allocated pro rata between the Company, as general partner, and the limited partner interest beneficially owned by JQH based on their respective approximate 28% and 72% ownership interests in JQHLP. However, among other things, to the extent the limited partners were not otherwise committed to provide further financial support and pretax losses reported for financial reporting purposes were deemed to be of a continuing nature, the balance of the pretax losses would be allocated only to the Company, with any subsequent pretax income also to be allocated only to the Company until such losses had been offset. In addition, with respect to distributions, in the event JQHLP has taxable income, distributions are to be made in an aggregate amount equal to the amount JQHLP would have paid for income taxes had it been a C Corporation during the applicable period. Aggregate tax distributions will first be allocated to the Company, if applicable, with the remainder allocated to the limited partners. Distributions for taxes approximated $10,637, $565 and $2,700 for the fiscal years ended 1998, 1997 and 1996, respectively.

          Additional Capital Contributions: In the event proceeds from the sale of the twenty hotel properties (or applicable replacement collateral) which secure the $300 million first mortgage notes (1994 notes) (Note
          5) are insufficient to satisfy amounts due on the 1994 notes, JQH and Hammons, Inc. (as general partners at the time the 1994 notes were secured) are severally obligated to contribute up to $135 million and $15 million, respectively, to satisfy amounts due, if any. In the event proceeds from the sale of the eight hotel properties (or applicable replacement collateral) which secure the $90 million first mortgage notes (1995 notes) (Note 5) are insufficient to satisfy amounts due on the 1995 notes, JQH is obligated to contribute up to $45 million to satisfy amounts due, if any. In addition, with respect to the eleven hotel properties contributed by JQH concurrent with the public equity offering, JQH is obligated to contribute up to $50 million in the event proceeds from the sale of these hotel properties (or applicable replacement collateral) are insufficient to satisfy amounts due on the then outstanding mortgage indebtedness related to these properties.

          Redemption of Limited Partner Interests: Subject to certain limitations, the limited partners of JQHLP have the right to require redemption of their limited partner interests at any time subsequent to November, 1995. Upon redemption, the limited partners receive, at the sole discretion of the Company, one share of its Class A common stock for each limited partner unit tendered or the then cash equivalent thereof.

          Additional General Partner Interest: Upon the issuance by the Company of additional shares of its common stock, including shares issued upon the exercise of its stock options (Note 8), the Company will be required to contribute to JQHLP the net proceeds received and JQHLP will be required to issue additional general partner units to the Company in an equivalent number to the additional shares of common stock issued.


 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
     (a) CASH AND EQUIVALENTS--Cash and equivalents include operating cash accounts and investments with an original maturity of three months or less and certain balances of various money market and common bank accounts.

          Restricted cash consists of certain funds maintained in escrow for property taxes and certain other obligations.

     (b) MARKETABLE SECURITIES--Marketable securities consist of available-for-sale commercial paper and government agency obligations which mature or will be available for use in operations in 1999. These securities are valued at current market value, which approximates cost. Realized gains and losses in 1998 and 1997, determined using the specific identification method, were nominal.

     (c) INVENTORIES--Inventories consist of food and beverage items. These items are stated at the lower of cost, as determined by the first-in, first-out valuation method, or market.

     (d) DEFERRED FINANCING COSTS, FRANCHISE FEES AND OTHER--Franchise fees paid to the respective franchisors of the hotel properties are amortized on a straight-line basis over ten to twenty years which approximates the terms of the respective agreements. Costs of obtaining financing are capitalized and amortized over the respective terms of the debt.

          Costs directly related to commencing a hotel's operations are deferred until the hotel has opened. The preopening expense is amortized over one year using the straight-line method. Unamortized preopening costs were approximately $2,296 and $3,825 as of fiscal year-end 1998 and 1997, respectively (Note 2(p)).

          The components of deferred financing costs, franchise fees, and other are summarized as follows:


          FISCAL YEAR-ENDED                                                                                  1998       1997
          Deferred financing costs                                                                       $ 23,534    $24,025
          Franchise fee                                                                                     6,412      4,716
          Less--Accumulated amortization                                                                  (12,009)    (9,466)
                                                                                                         --------    -------
                                                                                                           17,937     19,275
          Note receivable, related to sale of hotel and a component of replacement
             collateral for 1994 and 1995 first mortgage notes (Note 9)                                    11,900       --
          Restricted cash deposits, interest bearing, related to sales of hotels and a component
          of replacement collateral for 1994 and 1995 first mortgage notes (Note 9)                         6,266       --
          Deposits                                                                                          7,017      7,397
          Preopening expenses and other, net                                                                2,689      4,169
                                                                                                         --------    -------
                                                                                                         $ 45,809    $30,841
                                                                                                         ========    =======

          In October 1997, the Company entered into an irrevocable stand-by letter of credit agreement with a bank for approximately $5.6 million. The letter of credit replaced the restricted cash deposit which was required by and maintained with an insurance carrier. In December 1998, the letter of credit amount was amended to approximately $2.2 million. The letter of credit expires in October 1999.

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

                                                     LIVES IN YEARS
                Land improvements                              5-25
                New buildings and improvements                 5-40
                Purchased buildings                              25
                Furniture, fixtures and equipment              5-10

          Construction in progress includes primarily land, development and construction costs of certain hotel developments. Costs associated with hotel development construction in progress approximated $59 million in 1998 and $75 million in 1997, with the remainder representing refurbishments of operating hotels.

          The Company periodically reviews the carrying value of these assets and other long-lived assets and impairments are recognized when the expected undiscounted future cash flows are less than the carrying amount of the asset. Based on its most recent analysis, the Company believes no impairment exists at January 1, 1999.

          Interest costs, construction overhead and certain other carrying costs are capitalized during the period hotel properties are under construction. Interest costs capitalized were $6,163, $10,259 and $7,162 for the fiscal years ended 1998, 1997 and 1996, respectively. Construction in progress is recorded at the lower of cost or market. Costs incurred for prospective hotel projects ultimately abandoned are charged to operations in the period such plans are finalized. Costs of significant improvements are capitalized, while costs of normal recurring repairs and maintenance are charged to expense as incurred.

          The accompanying 1998 consolidated financial statements include the land costs for thirty-three of the operating hotel properties. Land for seven of the remaining nine operating hotel properties is leased by the Company from unrelated parties over long-term leases. Land for the remaining two operating hotel properties is leased by the Company from a related party over long-term leases. Rent expense for all land leases was $1,008, $464 and $450 for the fiscal years ended 1998, 1997 and 1996, respectively.

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

          Advertising expense for 1998, 1997 and 1996 was approximately $23,571, $21,405 and $17,373, respectively, of which approximately $797, $1,296 and $291, respectively, pertained to preopening advertising expenses of the hotels which opened in these respective years.

     (h) PENSIONS AND OTHER BENEFITS--The Company contractually provides retirement benefits for certain union employees at two of its hotel properties under a union sponsored defined benefit plan and a defined contribution plan. Contributions to these plans, based upon the provisions of the respective union contracts, approximated $70, $66 and $54 for the fiscal years ended 1998, 1997 and 1996, respectively.

          Effective January 1996, the Company implemented an employee savings plan (a 401(k) plan). The Company matches a percentage of an employee's contribution. The Company's matching contributions are funded currently. The cost of the matching program and administrative costs charged to income were approximately $591, $381 and $293 in 1998, 1997 and 1996, respectively. The Company does not offer any other post-employment or post-retirement benefits to its employees.

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

     (j) INCOME TAXES--The Company's provision for income taxes for fiscal 1998, 1997 and 1996 is summarized as follows:

                                              1998          1997          1996
          Currently payable                 $ 120        $    75       $   105
          Deferred                           --             --           --
                                            -----        -------       -------
          Provision for income taxes        $ 120        $    75       $   105
                                            =====        =======       =======

          A reconciliation between the statutory federal income tax rate and the effective tax rate is summarized as follows:

                                                                1998                1997                 1996
                                                          AMOUNT     RATE     AMOUNT     RATE      AMOUNT     RATE
          Provision for income taxes at the
            federal statutory rate                         $  33      34%      $ 846      34%     $ 1,783      34%
          Tax benefit allocable to general partner           (33)    (34)       (846)    (34)      (1,783)    (34)
          Provision for state franchise taxes                120     125          75       3          105       2
                                                           -----   -----       -----   -----      -------   -----
          Provision for income taxes                       $ 120     125%      $  75       3%     $   105       2%
                                                           =====   =====       =====   =====      =======   =====

          At January 1, 1999 and January 2, 1998, the net deferred tax liability consisted of the following:

          DEFERRED TAX ASSETS:                                                         1998      1997
          Estimated allocated tax basis in excess of the Company's proportionate
            share of the book value of JQHLP's net assets                            $ 6,100   $ 7,400
          Deferred tax liabilities                                                        (1)       (1)
                                                                                     -------   -------
                                                                                       6,099     7,399
          Valuation allowance                                                         (6,100)   (7,400)
                                                                                     -------   -------
          Net deferred tax liability                                                 $    (1)  $    (1)
                                                                                     =======   =======

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

     (m) FISCAL YEAR--The Company's fiscal year ends on the Friday nearest December 31 which includes 52 weeks in 1998 and 1997 and 53 weeks in 1996.

          The periods ended in the accompanying consolidated financial statements are summarized as follows:

                   YEAR                         FISCAL YEAR-ENDED
                   1998                           January 1, 1999
                   1997                           January 2, 1998
                   1996                           January 3, 1997

     (n) EARNINGS (LOSS) PER SHARE--In 1997, the Company adopted Statement of Financial Accounting Standards No. 128 "Earnings Per Share" (SFAS
          128). In accordance with SFAS 128, basic earnings (loss) per share are computed by dividing net income (loss) by the weighted average number of common shares outstanding during the year. Diluted earnings (loss) per share are computed similar to basic except the denominator is increased to include the number of additional common shares that would have been outstanding if dilutive potential common shares had been issued.

          Options to purchase shares of common stock at prices of $16.50 per share and $7.38 per share (Note 8) were outstanding during fiscal 1998. The options were not included in the computation of diluted earnings per share since the options' exercise prices were greater than the average market price of the common shares and the options would be antidilutive.

          Since there are no dilutive securities, basic and diluted earnings
          (loss) per share are identical, thus a reconciliation of the numerator and denominator is not necessary.

     (o) RECLASSIFICATIONS--Certain reclassifications have been reflected in 1997 and 1996 to conform with the current period presentation.

     (p) NEW ACCOUNTING PRONOUNCEMENTS--In June 1997, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standards No. 130, "Reporting Comprehensive Income" (SFAS No. 130), which requires comprehensive income and the associated income tax expense or benefit to be reported in a financial statement that is displayed with the same prominence as other financial statements with an aggregate amount of comprehensive income reported in that same financial statement. "Other Comprehensive Income" refers to revenues, expenses, gains and losses that under generally accepted accounting principles are included in comprehensive income but not in net income. The Company adopted this statement in the first quarter of fiscal 1998 with no impact on the Company's reported consolidated financial position, results of operations, cash flows or related disclosures.

         In June 1997, the FASB issued Statement of Financial Accounting Standards No. 131, "Disclosures About Segments of an Enterprise and Related Information" (SFAS No. 131), which requires disclosure for each segment in which the chief operating decision maker organizes these segments within a company for making operating decisions and assessing performance. Reportable segments are based on products and services, geography, legal structure, management structure and any manner in which management disaggregates a company. The Company adopted this statement in the fourth quarter of fiscal 1998 with no impact on the Company's reported consolidated financial position, results of operations, cash flows or related disclosures.

         In April 1998, the American Institute of Certified Public Accountants issued Statement of Position 98-5, "Reporting on the Costs of Start-Up Activities" (SOP 98-5), which requires costs of start-up activities, including preopening expenses, to be expensed as incurred. The Company's current practice is to defer these expenses until a hotel has commenced operations, at which time the costs, other than advertising costs which are expensed upon opening, are amortized over a one-year period. The Company intends to adopt SOP 98-5 in the first quarter of fiscal 1999. Included in the accompanying 1998 consolidated balance sheet is approximately $2,296 of unamortized preopening expenses which would have been expensed had this pronouncement been effective as of January 1, 1999.

         In June 1998, the FASB issued Statement of Financial Accounting Standards No. 133, "Accounting for Derivative Instruments and Hedging Activities" (SFAS No. 133). This statement establishes accounting and reporting standards requiring that every derivative instrument (including certain derivative instruments embedded in other contracts) be recorded in the balance sheet as either an asset or liability measured at its fair value. This statement requires that changes in the derivative's fair value be recognized currently in earnings unless specific hedge accounting criteria are met. SFAS 133 is effective for fiscal years beginning after June 15, 1999. Upon adoption of this statement, the Company anticipates no impact on its reported consolidated financial position, results of operations, cash flows or related disclosures.


3. RELATED PARTY TRANSACTIONS

     (a) HOTEL MANAGEMENT FEES--In addition to managing the hotel properties included in the accompanying consolidated financial statements, the Company provides similar services for other hotel properties owned or controlled by JQH which included five properties at January 1, 1999. A management fee of approximately 3% of gross revenues (as defined) is paid to the Company by these hotels which aggregated approximately $715, $643 and $717 for the fiscal years ended 1998, 1997 and 1996, respectively.

     (b) ACCOUNTING AND ADMINISTRATIVE SERVICES--The hotels have contracted for accounting and other administrative services with Winegardner & Hammons, Inc. (WHI), a company related by common ownership. The accounting and administrative charges expensed by the hotel properties, included in administrative expenses, were approximately $1,388, $1,411 and $1,228 for the fiscal years ended 1998, 1997 and 1996, respectively.

         In 1995, the Company negotiated a new contract with WHI to continue to provide accounting and administrative services through June 1999. Charges for these services provided by WHI will approximate $32 per year for each hotel property for the duration of the agreement.

     (c) INSURANCE COVERAGE--To supplement the Company's self-insurance programs, umbrella, property, auto, commercial liability and workers' compensation insurance is provided to the hotel properties under a blanket commercial policy purchased by the Company or WHI, covering hotel properties owned by JQHLP, JQH or managed by WHI. Generally, premiums allocated to each hotel property are based upon factors similar to those used by the insurance provider to compute the aggregate group policy premium. Insurance expense for the properties included in operating expenses was approximately $2,158, $6,196 and $6,265 for the fiscal years ended 1998, 1997 and 1996, respectively. During fiscal 1998, the Company realized continued favorable trends in insurance expense as a result of claim experience and rate improvements and a favorable buyout of several prior self-insured years.

     (d) ALLOCATION OF COMMON COSTS--The Company and its general partner incur certain hotel management expenses incidental to the operations of all hotels beneficially owned or controlled by JQH. These costs principally include the compensation and related benefits of certain senior hotel executives. Commencing in May of 1993, these costs were allocated by the Company to hotels not included in the accompanying consolidated statements, based on the respective number of rooms of all hotels owned or controlled by JQH. These costs approximated $145, $131 and $150, for the fiscal years ended 1998, 1997 and 1996, respectively. Management considers these allocations to be reasonable.

     (e) TRANSACTIONS WITH STOCKHOLDERS AND DIRECTORS--At fiscal 1997 year-end, there were certain prepayments to a stockholder associated with the Company's estimated 1998 taxable income, which approximated $2,031 and are included as a component of construction reimbursements, shareholder and other receivables.

         In 1997, the Company reimbursed JQH for development costs incurred on behalf of the Company, at approximate cost. These transactions amounted to approximately $7,251 (including debt assumed of $4,728). In addition to actual costs incurred, the 1997 reimbursement includes a return on capital employed by JQH of approximately $120, calculated based on the Company's approximate incremental borrowing rate. During 1998, no such transactions occurred. Consistent with the Company's plans to suspend new development activity, in 1998, JQH assumed approximately $0.3 million in costs incurred associated with new developments.

         During 1996, the Company entered into an agreement with a director relating to certain financial advisory services. The Company has recognized approximately $17, $180 and $188 in expense for the fiscal years ended 1998, 1997 and 1996, respectively, under this agreement.

     (f) SUMMARY OF RELATED PARTY EXPENSES--The following summarizes expenses reported as a result of activities with related parties:

                                                                      1998        1997        1996
         Expenses included within general, administrative, sales
          and management service expenses:
         Accounting and administrative                              $1,388      $1,411      $1,228
         Rental expenses (Note 6)                                      800         465         520
         Financial advisory services from a director                    17         180         188
                                                                    ------      ------      ------
                                                                    $2,205      $2,056      $1,936
                                                                    ======      ======      ======
         Allocated insurance expense from the pooled coverage
         included within various operating categories               $2,158      $6,196      $6,265
                                                                    ======      ======      ======

4. FRANCHISE AGREEMENTS

    As of year-end 1998 and 1997, 36 of the 42 and 41 of the 45, respectively, operating hotel properties included in the accompanying consolidated balance sheets have franchise agreements with national hotel chains which require each hotel to remit to the franchisor monthly fees equal to approximately four percent of gross room revenues, as defined. Franchise fees expensed under these contracts were $8,110, $7,165 and $6,250 for the fiscal years ended 1998, 1997 and 1996, respectively.

   As part of the franchise agreement, each hotel also pays additional advertising, reservation and maintenance fees to the franchisor which range from 1% to 3.5% of room revenues, as defined. The amount of expense related to these fees included in the consolidated statements of operations as a component of sales expense was approximately $7,083, $6,497 and $5,493 for the fiscal years ended 1998, 1997 and 1996, respectively.


5. LONG-TERM DEBT
   The components of long-term debt are summarized as follows:


FISCAL YEAR-ENDED                                                                                           1998       1997
   First Mortgage Notes, interest at 8.875%, interest only payable February 15 and August 15, principal due February 15, 2004, secured by a first mortgage lien on twenty hotel properties (or applicable replacement collateral) and additional capital contributions of up to $150 million by JQH and
   an entity under his control. (Note 1(b))                                                             $300,000   $300,000

   First Mortgage Notes, interest at 9.75%, interest only payable April 1 and
   October 1, principal due October 1, 2005, secured by a first mortgage lien on six hotel properties (or applicable replacement collateral), a second mortgage lien on two hotel properties and additional capital contributions
   of up to $45 million by JQH. (Note 1(b))                                                               90,000     90,000

   Development Bonds, variable interest rate approximates 85% of the bond equivalent yield of thirteen week U.S. Treasury bills (not to exceed 12%) and fixed rates ranging from 7.125% to 9.00%, payable in scheduled installments through June 2015, certain of the obligations are subject to optional prepayments by the bondholders, secured by certain hotel facilities,
   fixtures and an assignment of rents.                                                                   14,443     36,063

   Mortgage notes payable to banks, insurance companies and a state retirement plan, variable interest rates at prime to LIBOR plus 3.25% with certain instruments subject to a ceiling rate and a floor rate, fixed rates ranging from 7.97% to 9.5%, payable in scheduled installments through April 2027, secured by certain hotel facilities, fixtures, assignment of rents, certain other real property controlled by JQH, with certain instruments subject to cross-collateralization provisions and, with respect to approximately
   $334,005 of mortgage notes, a personal guarantee of JQH.                                              344,369    261,071

   Other notes payable, various variable interest rates and fixed rates ranging from 6.8% to 8.1%, payable in scheduled installments through March 2003, secured by certain hotel improvements, furniture, fixtures and related equipment and, with respect to approximately $1,725 of notes, a personal
   guarantee of JQH.                                                                                      10,904      8,657
                                                                                                        --------   --------

                                                                                                         759,716    695,791

   Less--current portion                                                                                 (42,256)   (61,517)
                                                                                                        --------   --------
                                                                                                        $717,460   $634,274
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

   In 1998, the Company paid off or refinanced approximately $133.0 million of long-term debt in 1998. In connection with these transactions, the Company incurred approximately $2.2 million in charges related to the early extinguishment of debt of which $0.6 million is allocable to the Company with the remaining charges applied to the minority interest. The Company's debt extinguishment charges have been reflected in the accompanying 1998 consolidated statement of operations as an extraordinary item.

   Scheduled maturities of long-term debt are summarized as follows:

                        YEAR-ENDED             YEAR-ENDED 1998
                              1999                    $ 42,256
                              2000                       6,828
                              2001                      19,844
                              2002                      39,946
                              2003                      23,533
                        Thereafter                     627,309
                                                      --------
                                                      $759,716
                                                      ========

6. COMMITMENTS AND CONTINGENCIES

     (a) OPERATING LEASES--The hotel properties lease certain equipment and land from unrelated parties under various lease arrangements. In addition, the Company leases certain parking spaces at one hotel for the use of its patrons and is billed by the lessor based on actual usage. Rent expense for these leases was approximately $2,715, $1,819 and $1,629 for the fiscal years ended 1998, 1997 and 1996, respectively, which has been included in general and management service expenses.

          Included in the accompanying consolidated financial statements are the operating results of trade centers located in Joplin, Missouri and Portland, Oregon. Both of the trade centers are owned by JQH. The lease agreement for the Joplin trade center stipulates nominal rentals for each of the fiscal years ended 1998, 1997 and 1996 and for each ensuing year through 2014. The lease agreement for the Portland facility extends through 2004 and requires minimum annual rents of $300 to JQH. In addition, the Company leases office space in Springfield, Missouri from a partnership (of which JQH is a partner) for annual payments of approximately $234 through December 2001. The Company has also entered into land leases with JQH for two operating hotel properties. Subject to the Company exercising purchase options provided under these agreements, these leases extend through 2036 and 2045, respectively, and require aggregate minimum annual payments of approximately $270. Rent expense for these related party leases was approximately $800, $465 and $520 for the fiscal years ended 1998, 1997 and 1996, respectively.

          The minimum annual rental commitments for these noncancelable operating leases at January 1, 1999 are as follows:

                   FISCAL YEAR-ENDED        JQH     OTHER    TOTAL
                                1999      $   553  $ 1,442  $ 1,995
                                2000          570    1,195    1,765
                                2001          570      839    1,409
                                2002          570      640    1,210
                                2003          570      574    1,144
                          Thereafter       10,805   40,200   51,005
                                          -------  -------  -------
                                          $13,638  $44,890  $58,528
                                          =======  =======  =======

     (b) HOTEL DEVELOPMENT--In 1999 and 2000, the Company plans to complete construction and open six new hotels. The total estimated aggregate development and construction costs for these hotels are expected to exceed $197 million.

     (c) LEGAL MATTERS--The Company is party to various legal proceedings arising from its consolidated operations. Management of the Company believes that the outcome of these proceedings, individually and in the aggregate, will have no material adverse effect on the Company's consolidated financial position, results of operations or its cash flows.


7. FAIR VALUE OF FINANCIAL INSTRUMENTS

     The fair values of marketable securities and long-term debt approximate their respective historical carrying amounts except with respect to the 1994 and 1995 notes for which fair market value was approximately $408 million and $404 million at 1998 and 1997, respectively. The fair value of the First Mortgage Notes issued is estimated by obtaining quotes from brokers.


8. STOCK OPTIONS

     Concurrent with the sale of equity securities in November 1994, the Company adopted a stock option plan for its employees. The plan authorizes the issuance of up to 2,416,800 shares of Class A common stock. Options granted under the plan in 1994 were at fair market value as of the date of the grant (approximately $16.50 per share). In June 1998, the options outstanding under the initial stock option grant were cancelled. Concurrent with this cancellation, new options were granted under the provisions of the 1994 stock option plan at fair market value as of the date of the grant ($7.38 per share), and are generally exercisable over periods not exceeding ten years. (See Note 1(b) Additional General Partner Interest).

     A summary of the changes in options outstanding during 1998 and 1997 is as follows:

                                      NUMBER OF SHARES   OPTION PRICE PER SHARE
     Outstanding at January 3, 1997            750,000                   $16.50
       Granted                                    --                       --
       Exercised                                  --                       --
                                             ---------              -----------
     Outstanding at January 2, 1998            750,000                    16.50
       Granted                                 829,100                     7.38
       Exercised                                 --                       --
       Cancelled or expired                   (839,600)              7.38-16.50
                                             ---------               ----------
     Outstanding at January 1, 1999            739,500                    $7.38
                                             =========               ==========
     Exercisable at January 1, 1999              --                       --
                                             =========               ==========

   The Company accounts for these option plans under APB Opinion No. 25, under which no compensation cost has been recognized. In accordance with Financial Accounting Standards Board Statement No. 123, (SFAS No. 123) "Accounting for Stock-Based Compensation," the Company is required, at a minimum, to report pro forma disclosures of expense for stock-based awards based on their fair values. Had compensation cost been determined consistent with SFAS No. 123, the Company's net loss and diluted loss per share for the year ended January 1, 1999 would have been as follows:

                                                    1998

                         NET LOSS:
                         As reported             $ (661)
                         Pro forma                 (771)

                         DILUTED LOSS PER SHARE:
                         As reported             $ (.10)
                         Pro forma                 (.12)

   Given that disclosures under SFAS No. 123 are not applicable to options granted prior to January 1, 1995 and given the Company has granted no options in 1997 and 1996, there is no additional pro forma compensation expense to be disclosed for 1997 and 1996.

   The fair value of each option grant is estimated on the date of grant using the Black-Scholes option pricing model with the following weighted average assumptions used for grants in 1998:

                         YEAR ENDED JANUARY 1, 1999
                         Dividend yield                     0%
                         Expected volatility             33.5%
                         Risk-free interest rate          6.5%
                         Expected lives              7.5 years

   At January 1, 1999, the options granted in 1998 under the 1994 plan to employees have an exercise price of $7.38, a fair value of $3.59 per option and remaining contractual lives of 10 years.


9. SALES OF PROPERTY AND EQUIPMENT

   On February 6, 1998, the Company completed the sale of six hotels to an unrelated party for $39.4 million, resulting in a gain of approximately $0.2 million. The net book value of the hotels' property and equipment at the time of the sale was approximately $38.6 million. Certain of these hotels served as collateral under the 1994 and 1995 first mortgage notes (Note 5). Under the terms of these indentures, the Company provided replacement collateral in accordance with the indenture provisions.

   On December 31, 1998, the Company completed the sale of an additional hotel property to an unrelated party for $16.1 million, resulting in a gain of approximately $8.0 million. The net book value of the hotel's property and equipment at the time of the sale was approximately $8.0 million. In addition to cash received upon closing, the sales price included a note receivable for $11.9 million, 8.0% interest, due in 1999. The note receivable is secured by the hotel and the personal guarantee of a shareholder of the buyer. This hotel served as collateral under the 1994 first mortgage notes (Note 5). Under the terms of this indenture, the Company must provide replacement collateral of equivalent value or apply the net proceeds from the sale to amounts outstanding. The Company intends to provide replacement collateral in accordance with the indenture provisions.

   Summary unaudited operating results for the seven hotels for each of the three years ended 1998, 1997 and 1996 are as follows:

                                                                        1998       1997       1996
   Revenues                                                           $9,716    $35,673    $36,637
                                                                      ======    =======    =======
   Income from operations, including depreciation and amortization
   of $861, $3,101 and $2,971, respectively                           $1,250    $ 5,122    $ 4,722
                                                                      ======    =======    =======

10. QUARTERLY FINANCIAL DATA (UNAUDITED)

                                                                                    (Thousands, except per share amounts)
   QUARTERS                                                                 FIRST        SECOND       THIRD        FOURTH
   1998
   Total revenues                                                         $78,952       $81,811     $82,663       $82,704
   Income from operations                                                  11,132        12,788      12,842        12,687
   Net income (loss) allocable to the Company                                (969)         (367)       (578)        1,253
   Basic and diluted earnings (loss) per share                            $ (0.15)      $ (0.06)    $ (0.09)      $  0.20

   1997
   Total revenues                                                         $70,542       $76,219     $78,864       $76,649
   Income from operations                                                  13,774        16,145      13,793         9,404
   Net income (loss) allocable to the Company                               1,187         1,643         557          (973)
   Basic and diluted earnings (loss) per share                            $  0.19       $  0.26     $  0.09       $ (0.15)

john q. hammons hotels, inc. portfolio

EMBASSY SUITES

  Charleston, West Virginia
  Columbia, South Carolina
  Dallas (D/FW North), Texas
   (Opens 1999)
  Des Moines, Iowa
  Greensboro, North Carolina
  Greenville, South Carolina
  Kansas City (International Airport),
   Missouri
  Little Rock, Arkansas
  Montgomery, Alabama
  North Charleston, South Carolina
   (Opens 2000)
  Omaha, Nebraska
  Portland (Airport), Oregon
  Raleigh/Durham, North Carolina
  Seaside (Monterey Bay), California
  Tampa, Florida

HAMPTON INN & SUITES

  Mesquite, Texas (Opens 1999)
  Springdale, Arkansas

HOMEWOOD SUITES

  Greensboro, North Carolina
  Kansas City (International Airport),
   Missouri

RESORTS

  Chateau on the Lake, Branson, Missouri
  World Golf Village Resort, St. Augustine,
   Florida

INDEPENDENTS

  University Plaza, Bowling Green, Kentucky
  Collins Plaza, Cedar Rapids, Iowa
  Capitol Plaza, Jefferson City, Missouri
  Capitol Plaza, Topeka, Kansas

RENAISSANCE

  Charlotte, North Carolina
   (Renaissance Suites, Opens 1999)
  Oklahoma City, Oklahoma (Opens 2000)

SHERATON

  Sioux Falls, South Dakota*

RADISSON

  Coral Springs, Florida (Opens 1999)
  Davenport, Iowa
  Houston (Hobby Airport), Texas

MARRIOTT

  Madison, Wisconsin
  Tucson, Arizona

CROWNE PLAZA

  Albuquerque, New Mexico

HOLIDAY INN

  Bakersfield, California (Holiday Inn Select)
  Beaumont, Texas
  Denver (International Airport), Colorado
  Denver (Northglenn), Colorado
  Emeryville (Bay Bridge), California
  Fort Collins, Colorado
  Fresno, California (Sold 12/31/98)
  Joliet, Illinois (Holiday Inn Express)
  Joplin, Missouri
  Portland (International Airport), Oregon
  Rapid City, South Dakota*
  Reno, Nevada
  Sacramento, California
  Sioux Falls, South Dakota*
  Springdale, Arkansas
  Springfield (North), Missouri
  Springfield (University Plaza), Missouri*
  Tucson (International Airport), Arizona
  West Des Moines, Iowa

DAYS INN

  Springfield, Missouri*

CORPORATE ADDRESS

  John Q. Hammons Hotels, Inc.
  300 John Q. Hammons Parkway
  Suite 900
  Springfield, MO  65806
  Telephone: (417) 864-4300
  Website: www.jqhhotels.com

INDEPENDENT AUDITORS

  Arthur Andersen LLP
  Cincinnati, Ohio

TRANSFER AGENT

  First Union National Bank of
  North Carolina
  Shareholder Services Group
  230 South Tryon Street
  Charlotte, North Carolina  28288-1153
  Toll Free (800) 829-8432
  Local (704) 374-6531
  Fax (704) 383-8030

10-K AVAILABILITY

  The Company will furnish to any shareholder, without charge, a copy of the Company's Annual Report or Form 10-K as filed with the Securities and Exchange Commission for the year ended January 1, 1999 upon written request to:

  Investor Relations
  John Q. Hammons Hotels, Inc.
  300 John Q. Hammons Parkway
  Suite 900
  Springfield, MO  65806


  * Managed Hotels

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

                                    [LOGO]

300 john q. hammons parkway . suite 900 . springfield, mo 65806 . (417) 864-4300
                              . www.jqhhotels.com