Form 10-K405, Exhibit 13
period 1999-12-31
HAMMONS JOHN Q HOTELS INC
filed 2000-03-30
CIK 930796

                                                                    EXHIBIT 13.1

                                    [LOGO]

                       John Q. Hammons Hotels & Resorts

                              annual report 1999

                              1999 annual report

Financial highlights.

                 (in thousands, except per share amounts, ratios and hotel data)

                                                 1999        1998       1997
OPERATING RESULTS
  Total Revenues                               $356,448    $326,130   $302,274

OTHER DATA
  EBITDA                                       $104,540    $ 95,029   $ 87,897

SHARE DATA
  EBITDA per share/LP Unit                     $   4.73    $   4.25   $   3.93
  Operating Cash Flow per share                $   1.91    $   1.69   $   1.95
     (EBITDA less interest expense)

SELECTED BALANCE SHEET DATA
  Total Assets                                 $934,312    $876,486   $816,733
  Total Debt, including Current Portion        $828,843    $759,716   $695,791

  Minority Interest of Holders of
     Limited Partner Units                     $ 25,251    $ 27,392   $ 39,399
  Equity                                       $ 13,855    $ 17,847   $ 18,508

OPERATING DATA
  Number of Hotels                                   45          42         45
  Number of Rooms                                11,067      10,293     11,108
  Average Occupancy                                62.9%       62.1%      62.9%
  Average Daily Room Rate (ADR)                $  94.87    $  91.38   $  82.38
  Room Revenue per Available
     Room (RevPAR)                             $  59.64    $  56.79   $  51.84

                               Tilling the soil.
The finest hotels. The best locations. The most resilient markets. The highest standards.

                               Sowing the seeds.
             Six impressive additions. One unwavering philosophy.

                             Increasing the yield.
    Improving operations. Streamlining the portfolio. Advancing technology.
                          Reinvesting in the company.

                              The end of the day.
        Renewing the focus. Working harder. Creating a greater return.


  Hard work and persistence will bring a bountiful harvest to everyone at the table.

                         A letter to the shareholders.

[PICTURE]

In 1998, John Q. Hammons Hotels, Inc. (the "Company") planted the seeds of success for the Company's long-term growth and increased performance. In the ensuing months, we will remain true to our goals and believe that our strategy will bring a bountiful harvest in the year 2000, taking the form of enhanced shareholder value and increased earnings.

Reviewing 1999, it is clear that our work is helping the Company grow to its full potential:

  . We have constructed the finest hotels in the country and placed them in rapidly growing markets where they have established dominance.
  . We have taken steps to improve the quality and performance of existing hotels and have sold properties not performing up to our standards.
  . We have invested in our people and technologies to ensure the finest service in the industry.
  . We have reinvested in the company to take advantage of our undervalued stock.

As we move into the 21st century, John Q. Hammons Hotels, Inc. owns and manages more than 50 hotels, with all properties located in resilient markets and ranked among the top three performers in each market.

Set to Grow.

In the spring of 2000, John Q. Hammons Hotels, Inc. will complete a five-year period of development that has reduced the average age of our hotel portfolio to less than seven years.

Adding to our already impressive portfolio of properties, we opened the Hampton Inn & Suites in Mesquite, Texas, on April 15, 1999; the Radisson Resort Hotel in Coral Springs, Florida, on May 1, 1999; the Embassy Suites Outdoor World at Dallas/Ft. Worth International Airport in Grapevine, Texas, on August 3, 1999; and the Renaissance Suites Hotel in Charlotte, North Carolina, on December 22, 1999.

Our hotels are located in markets that are experiencing rapid growth, enabling each property to take advantage of emerging markets and secure the dominant position in their respective locations.

Demand generators such as major international airports, state capitals, colleges and universities, downtown convention centers and major corporate headquarters make our properties less susceptible to market fluctuations. These locations also offer a ready market for meeting space, which drives high occupancy levels, solid average daily rates, and high revenue per available room (RevPAR).

With the addition of the new properties, our hotels offer a total of 1.6 million square feet of convention and meeting space--more than any other hotel management company in the United States.

In June, the company sold the Holiday Inn Express Hotel and Conference Center in Joliet, Illinois. We extended our relationship with Marriott International in July, adding the World Golf Village Resort Hotel and Convention Center in St. Augustine, Florida, to our portfolio of hotels that fly the Renaissance flag. The World Golf Village Renaissance Resort was connected to the Renaissance reservation system on July 19, 1999.

Following the first quarter 2000 opening of the Embassy Suites in North Charleston, South Carolina, and the Renaissance Myriad Center in Oklahoma City, Oklahoma, the Company has no additional development plans for the near future.

Overall, our hotel portfolio is among the top industry performers, increasing revenue and EBITDA in each of the past six years. And we continually review these items to ensure we are maximizing returns in all the markets we serve.

Season After Season.

Without question, new full-service hotels that offer modern amenities consistently outperform the industry average. John Q. Hammons Hotels, Inc. is committed to keeping our hotels updated so we continue to outperform industry standards.

Each property is constructed to meet the most discriminating standards, ensuring that the property will hold its value and withstand the wear of daily operations, time and weather for many years to come.

We have also made significant investments in our mature properties to ensure that these hotels continue to meet the highest standards for quality furnishings and deluxe amenities.

In May, we signed an agreement with CAIS Internet, a Washington, D.C.-based developer of high-speed Internet technology. CAIS is equipping each of our hotels with its OverVoice technology, which will allow our guests to access the Internet and their email at 175 times the speed of a standard 56K modem.

Along with signature design elements such as the atrium lobby, luxury amenities, personal service desks, business centers, and audiovisual support services, John
Q. Hammons Hotels, Inc. offers superior value for our guests.

It is little wonder that our properties are consistently ranked among the top performers by their respective franchisers.

Only the Best Work on Our Crew.

In addition to our impressive hotels, we uphold the highest standards for our people. Among our 8,000 employees are many who have served the company for more than 25 years.

Our employees take pride in their work and are fully committed to the ideals of service and attention to detail that have been the hallmark of John Q. Hammons Hotels, Inc. for more than 40 years.

Through ongoing training, recognition programs and promoting from within, we continually strive to let our people know how important they are to our future. As a result, John Q. Hammons Hotels, Inc. enjoys one of the lowest turnover rates in the industry--an important measure of success in today's competitive labor market.

In 1999, we strengthened our already solid management team by adding two senior executives--Vice President of Human Resources Kent Foster and Southern Regional Vice President Tom Harwell--and promoting District Director Veanne Stocking to the position of Rocky Mountain Regional Vice President.

Kent Foster has more than 14 years of experience in human resources. The creation of a human resources position provides our company with the strategic focus that will help us retain and attract the best employees in the industry. Prior to joining John Q. Hammons Hotels, Inc., Foster served as a member of negotiating teams involved in discussions with the United States Steel Workers of America and the United Auto Workers of America.

Tom Harwell brings more than 18 years of experience in the hotel and hospitality industry. For the past five years he has served as vice president of operations for Lane Hospitality in Houston.

As we enter the new millennium, John Q. Hammons Hotels, Inc. is stronger than ever. Our core company strategies remain true to the vision of our founder and we are committed to attaining our goals.

Bottom line, John Q. Hammons Hotels, Inc.'s properties perform better and operate more profitably than our competition. We invite you to share in our success.

                                 Sincerely,


                                 /s/John Q. Hammons     /s/ Kenneth J. Weber
                                 John Q. Hammons        Kenneth J. Weber
                                 Founder                Executive Vice President
                                 Chairman & CEO         Chief Financial Officer

                                 [PICTURE]              [PICTURE]

1999 annual report

                                   [PICTURE]

The atrium at Embassy Suites Outdoor World
Grapevine, Texas

The John Q. Hammons team.

                                   [PICTURE]

Seated: Kenneth Weber, John Q. Hammons

First Row: Debra Mallonee Shantz, Kent Foster, Lonnie Funk, Paul Muellner, Jacqueline Dowdy, Steve Minton

Second Row: Bill George, John Fulton, Pat Shivers, Bob Fugazi, Bill Mead

Third Row: Joe Morrissey, Tom Harwell, Bob Niehaus, Veanne Stocking, Mark
Gundlach

1999 annual report

                                   [PICTURE]

The ballroom at the Radisson Resort Coral Springs
Coral Springs, Florida

Tilling the soil.

More than 40 years ago, John Q. Hammons set out to build the finest hotels in the country and to manage these hotels to the highest standards.

     Mr. Hammons' core philosophy is simple and unwavering:
        . Select markets that are primed for growth.
        . Choose locations that offer multiple attractions to drive revenues. . Build hotels using the finest quality materials and construction methods.
        . Affiliate with well-known brands.

Today, the Company that bears his name has amassed a portfolio of hotels and resorts that consistently outperforms the industry and individual properties that are at the top of their respective market segments.

John Q. Hammons Hotels, Inc. owns and/or manages 50 hotels in 20 states, representing 12,203 rooms and more than 1.6 million square feet of meeting space. The average age of our portfolio is less than seven years.

Our hotels rank in the top three performers in market penetration in every market we serve. Eighteen of our hotels are number one in their respective markets.*

Each of our markets themselves is a strong performer, offering multiple revenue generators such as state capitals, major universities, corporate headquarters, airports and major office and business parks. These characteristics of a community drive meeting, room, and food and beverage revenues.

We specifically target markets that offer an environment less susceptible to economic downturns. This enables each of our properties to tap several different sources in order to drive meetings business.

Over the years, our hotels have been recognized by our franchise partners, and throughout the industry, for their stellar performance and quality. In the past, our properties have received Torchbearer honors and Awards of Excellence from Bass Hotels & Resorts Worldwide and the Pinnacle and Rose Awards from Promus Hotel Corporation. The tradition continued in 1999 with the World Golf Village Renaissance Resort being awarded the Renaissance Conversion of the Year and Tuscon Marriott winning the Market Excellence Award as well as Franchise Hotel of the Year.


JOHN Q. HAMMONS HOTELS, INC.      1999      2000
OWNED HOTELS
     Number of Hotels               45        47
     Number of Rooms            11,067    11,633

MANAGED HOTELS
     Number of Hotels                5         6
     Number of Rooms             1,136     1,356

TOTAL
     Number of Hotels               50        53
     Number of Rooms            12,203    12,989

*Rank based on 1999 Smith Travel Research.

1999 annual report

[WORLD GOLF VILLAGE RENAISSANCE RESORT]

World Golf Village Renaissance Resort
St. Augustine, Florida

                                                                        [PHOTO]
Sowing the seeds.

In 1998, John Q. Hammons Hotels, Inc. elected to suspend new development in an effort to generate greater returns for our investors. At that time, the Company had five hotels under development, all of which will be open by first quarter 2000.

In April, John Q. Hammons Hotels, Inc. opened the Hampton Inn & Suites Rodeo Center in Mesquite, Texas. The largest Hampton Inn & Suites property in the world, the hotel features 160 rooms and suites and more than 21,000 square feet of meeting space. It is located adjacent to the Rodeo Arena and is the premier meeting and convention center hotel in the eastern Dallas/Ft. Worth area.

After opening in May, the Radisson Resort Hotel in Coral Springs, Florida, near Boca Raton, has quickly become a center for meetings and social events in this affluent south Florida community. The hotel features a 30,000-square-foot conference center, 224 rooms, and is located adjacent to the Tournament Players Club at Heron Bay and near the Sawgrass Mills Outlet Mall.

In August, the Embassy Suites Outdoor World at Dallas/Ft. Worth International Airport opened and achieved full occupancy in less than one month. Located in Grapevine, Texas, this 329-suite hotel features more than 21,000 square feet of meeting space and is connected to the 200,000-square-foot Bass Pro Shops(R) Outdoor World.

In December, we opened the first Renaissance hotel built since the brand's acquisition by Marriott Corporation in 1997-the Renaissance Suites Hotel in Charlotte, North Carolina. Located adjacent to the Charlotte Coliseum and near Douglas International Airport, the hotel features 275 suites and more than 30,000 square feet of meeting space.

In January 2000, construction of the 15-story Renaissance Oklahoma City Hotel will complete a $300 million downtown redevelopment project that includes a major sports arena and expansion of the 100,000-square-foot Myriad Convention Center, connected to the hotel by an enclosed walkway.

Opening in February 2000, the Embassy Suites Charleston in North Charleston, South Carolina, adjoins the new Charleston Area Convention Center Complex and offers 255 suites. When combined with the Convention Center Complex, the hotel offers more than 135,000 square feet of meeting space.

By creating the strongest hotel portfolio in the industry and allowing that portfolio to reach its full potential, John Q. Hammons Hotels, Inc. is well-positioned to generate greater earnings and profits.

[MESQUITE]                [CORAL SPRINGS]                [DALLAS/FT. WORTH]                [CHARLOTTE]

1999 annual report

[PICTURE APPEARS HERE]

Chateau on the Lake
Branson, Missouri

                                                          [PICTURE APPEARS HERE]
Increasing the yield.

We continually monitor the performance of our individual hotels, as well as overall operations, to ensure that our portfolio and our Company are reaching peak performance.

In 1998, we sold the Holiday Inn Hotel & Convention Center in Fresno, California, and in 1999, we sold the Holiday Inn Express in Joliet, Illinois, closing the sale on this property in June.

In July 1999, we added the World Golf Village Resort Hotel & Convention Center in St. Augustine, Florida, to our portfolio of hotels that fly the Renaissance flag, re-christening the property as the World Golf Village Renaissance Resort. The hotel was connected to the Renaissance reservation system on July 19.

The World Golf Village Renaissance Resort is a Mobil Four-Star resort with 300 elegant guest rooms and suites and more than 40,000 square feet of meeting space. Located adjacent to the World Golf Hall of Fame in the heart of World Golf Village, the resort overlooks "The Slammer and the Squire," a Sam Snead-and Gene Sarazen-designed championship 18-hole golf course that annually hosts the Senior PGA Tour's Liberty Mutual Legends of Golf tournament.

Our hotels are designed for business travelers and feature a soothing and secure atrium design, oversized guest rooms with dual-line telephones and modem ports, corporate business centers, audiovisual equipment, and technical support.

To ensure that we continue to meet the needs of business traveler guests, John
Q. Hammons Hotels, Inc. signed an agreement in May with Washington, D.C.-based CAIS Internet to equip all of our hotels with their OverVoice technology. This technology supplements our existing PBX systems allowing our guests access to the Internet at 175 times the speed of a 56K modem.

In 1998, we joined with Food Insights, Inc. to create a centralized food purchasing and monitoring program that has saved John Q. Hammons Hotels, Inc. more than $900,000 to date and has greatly improved the profitability and overall quality of our food and beverage departments.

As stated in last year's annual report, John Q. Hammons Hotels, Inc.'s board of directors authorized the Company to repurchase up to $3 million in outstanding Company stock, which we believe to be undervalued. During the 1999 Fiscal Year, the Company acquired 744,200 shares of stock at an average price of $4.03 per share. We believe this stock repurchase represents a solid investment for the Company and we will continue this investment in the future.

1999 annual report

[PICTURE APPEARS HERE]

Renaissance Charlotte Suites Hotel
Charlotte, North Carolina

The end of the day.

Forty years ago, our founder set forth on a mission to create the finest and best-located hotels in the country. As his vision has grown into a portfolio of high-performing properties in resilient markets, the Company he started has set forth on a new mission focused on increasing the yield for our shareholders.

Two years ago, we renewed our focus on achieving these goals. We have stayed true to this objective and steadfast on a commitment to increasing shareholder value. We are allowing our upstart hotels to mature without the burden of additional development. We continue to streamline operations by improving our technology and service in order to maintain the level of service expected by the modern business traveler. And we continue to hire and train only the very best employees in the hospitality industry.

At the end of the day, we remain ever optimistic that our hard work will pay off and create even greater returns in the years to come.

[PICTURE OF OKLAHOMA CITY APPEARS     [PICTURE OF NORTH CHARLESTON APPEARS HERE]
             HERE]


                                Opening in 2000

1999 annual report

[PICTURE OF EMBASSY SUITES APPEARS HERE]

The atrium at the Embassy Suites Greenville
Greenville, South Carolina

                                                            [PHOTO APPEARS HERE]

The harvest.


Company Profile

John Q. Hammons Hotels, Inc. and its subsidiaries (collectively, the "Company") is a leading independent owner, manager, and developer of affordable upscale hotels in market-driven locations. The Company owns 45 hotels located in 19 states containing 11,067 guest rooms and suites (the "Owned Hotels") and manages five additional hotels located in two states containing 1,136 guest rooms (the "Managed Hotels"). On December 31, 1999, the Company was at various stages of development on two upscale hotels which opened during the first quarter of 2000 (the "Scheduled Hotels"). The Company will suspend development after the completion of the Scheduled Hotels. The Company's existing 50 Owned Hotels and Managed Hotels (together, the "JQH Hotels") operate primarily under the Embassy Suites and Holiday Inn trade names. Most of the Company's hotels are near a state capital, university, airport, corporate headquarters, plant, or other major facility.

The Company's strategy is to increase cash flow and thereby enhance shareholder value primarily through (i) capitalizing on positive operating fundamentals in the upscale full-service sector of our markets and improving the operating results of our newer hotels, (ii) converting the franchises of its existing hotels to franchise brands that are considered to be more upscale, and (iii) selling certain mature assets and reinvesting the net proceeds. The Company has designed each New Hotel to meet the specific needs of the market and has engaged in selling efforts months in advance of the hotels' opening. The Company's entire management team, including senior management, architects, design specialists, hotel managers, and sales personnel, is involved in the development and continuing operations of each hotel.

The JQH Hotels are designed to appeal to a broad range of hotel customers, including frequent business travelers, groups and conventions, and leisure travelers. Each of the JQH Hotels is individually designed by the Company and most contain an impressive multistoried atrium, expansive meeting space, large guest rooms or suites, and comfortable lounge areas. The JQH Hotels meeting facilities can be readily adapted to accommodate both large and small meetings, conventions, and trade shows. The 14 Embassy Suites JQH Hotels are all-suite hotels, which appeal to the traveler needing or desiring greater space and specialized services. The 17 Holiday Inn JQH Hotels (owned and managed) are affordably priced hotels designed to attract the business and leisure traveler desiring quality accommodations.

Management of the JQH Hotels is coordinated from the Company's headquarters in Springfield, Missouri, by its senior management team. Six regional vice presidents and one district director are each responsible for supervising a group of general managers of JQH Hotels in day-to-day operations. Centralized management services and functions include development, design, sales and marketing, purchasing, and financial controls. Through these centralized services, significant cost savings are realized due to economies of scale.

1999 annual report

Stock Price Per Share

UNAUDITED QUARTERLY STOCK INFORMATION

The Company's Class A Common Stock (the "Class A Common Stock") has been listed on the New York Stock Exchange since November 23, 1994, until February 28, 2000, when it began trading on the American Stock Exchange under the symbol "JQH." Prior to that date, the Company's Class A Common Stock was not publicly traded.

The following sets forth the high and low closing sales prices of Class A Common Stock for the period indicated, as reported by the New York Stock Exchange Composite Tape:

1998                                                     HIGH           LOW
FIRST QUARTER                                       $ 8 15/16     $ 7 11/16
SECOND QUARTER                                      $ 8           $ 6 13/16
THIRD QUARTER                                       $ 7  3/16     $ 3 11/16
FOURTH QUARTER                                      $ 4   1/2     $ 3  3/16

1999                                                      HIGH          LOW

FIRST QUARTER                                        $ 5   1/2    $ 3  9/16
SECOND QUARTER                                       $ 4  7/16    $ 3   1/2
THIRD QUARTER                                        $ 4   1/2    $ 3   3/4
FOURTH QUARTER                                       $ 4  3/16    $ 3  5/16

On March 10, 2000, the last reported sales price of the Class A Common Stock on the AMEX was $4.00. On March 10, 2000, the Company had approximately 2,500 holders of Class A Common Stock on record.

SELECTED CONSOLIDATED FINANCIAL INFORMATION OF THE COMPANY

The selected consolidated financial information of the Company for the 1999, 1998, 1997, 1996, and 1995 Fiscal Years has been derived from, and should be read in conjunction with, the audited consolidated financial statements of the Company, which statements have been audited by Arthur Andersen LLP, independent public accountants. The information presented next should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" included in this report. The Company's fiscal year ends on the Friday nearest December 31.

Selected Consolidated Financial Information

                 (in thousands, except per share amounts, ratios and hotel data)

Fiscal year ended                                           1999           1998         1997          1996          1995
REVENUES
Rooms (a)                                              $ 229,807      $ 211,989    $ 195,296     $ 171,206      $148,432
Food and beverage                                        101,231         91,982       86,183        79,580        70,840
Meeting room rental and other (b)                         25,410         22,159       20,795        18,061        15,907
                                                       ---------      ---------    ---------     ---------      --------
     Total revenues                                      356,448        326,130      302,274       268,847       235,179
                                                       ---------      ---------    ---------     ---------      --------
OPERATING EXPENSES
Direct operating costs and expenses (c)
     Rooms                                                59,507         54,600       50,265        43,610        38,543
     Food and beverage                                    68,799         64,174       62,383        57,956        54,228
     Other                                                 3,667          3,389        3,385         2,929         2,521
General, administrative, sales, and
     management service expenses (d, e)                  104,876         95,500       85,766        74,646        64,234
Repairs and maintenance                                   15,059         13,438       12,578        11,528        10,131
Depreciation and amortization                             45,669         45,580       34,781        24,034        18,346
                                                       ---------      ---------    ---------     ---------      --------
     Total operating expenses                            297,577        276,681      249,158       214,703       188,003
                                                       ---------      ---------    ---------     ---------      --------

INCOME FROM OPERATIONS                                    58,871         49,449       53,116        54,144        47,176

Other (income) expenses
Interest expense and amortization of
     deferred financing fees, net                         62,209         57,286       44,325        35,620        28,447
Gain on property disposition (f)                          (2,365)        (8,175)        ----          ----          ----
                                                       ---------      ---------    ---------     ---------      --------
INCOME (LOSS) BEFORE  MINORITY INTEREST,
    PROVISION FOR INCOME TAXES, EXTRAORDINARY
    ITEM AND CUMULATIVE EFFECT OF CHANGE IN
    ACCOUNTING PRINCIPLE (g)(m)                             (973)           338        8,791        18,524        18,729
Minority interest in (earnings) losses of partnership        698           (242)      (6,302)      (13,280)      (13,427)
                                                       ---------      ---------    ---------     ---------      --------
INCOME (LOSS) BEFORE PROVISION FOR INCOME TAXES,
     EXTRAORDINARY ITEM AND CUMULATIVE EFFECT
     OF CHANGE IN ACCOUNTING PRINCIPLE                      (275)            96        2,489         5,244         5,302
Provision for income taxes (h)                              (150)          (120)         (75)         (105)         (107)
                                                       ---------      ---------    ---------     ---------      --------
INCOME (LOSS) BEFORE EXTRAORDINARY ITEM AND
     CUMULATIVE EFFECT OF CHANGE IN
     ACCOUNTING PRINCIPLE                              $    (425)     $     (24)   $   2,414     $   5,139      $  5,195
                                                       =========      =========    =========     =========      ========
BASIC AND DILUTED INCOME (LOSS) PER SHARE OF
     COMMON STOCK BEFORE EXTRAORDINARY ITEM
     AND CUMULATIVE EFFECT OF CHANGE IN
     ACCOUNTING PRINCIPLE                              $   (0.07)     $     ---    $    0.38     $    0.81      $   0.82
                                                       =========      =========    =========     ==========     ========

1999 annual report

Continued

FISCAL YEAR ENDED                                 1999          1998          1997          1996          1995
Other Data
     EBITDA (i)                              $  104,540      $ 95,029     $  87,897     $  78,178      $ 65,522
     Net Cash provided by operating
      activities                                 41,254        43,494        27,769        72,052        44,037
     Net Cash used in investing
      activities                               (100,216)      (92,925)     (193,271)     (136,296)      (78,085)
     Net Cash provided by financing
      activities                                 62,456        53,703       161,014        68,916        66,113

 MARGIN AND RATIO DATA
     EBITDA margin (% of total revenue) (i)        29.3%         29.1%         29.1%         29.1%         27.9%
     Earnings to fixed charges ratio (j)           0.89x         0.91x         0.97x         1.26x         1.39x


 OPERATING DATA
     Owned Hotels:
     Number of Hotels                                45            42            45            39            37
     Number of Rooms                             11,067        10,293        11,108         9,666         9,312
     Average Occupancy                             62.9%         62.1%         62.9%         64.7%         67.1%
     Average Daily Room Rate (ADR)           $    94.87      $  91.38     $   82.38     $   76.16      $  71.68
     Room Revenue per Available Room
      (RevPAR)(k)                            $    59.64      $  56.79     $   51.84     $   49.25      $  48.09
     Increase in Yield (l)                          5.0%          9.5%          5.3%          2.4%          4.8%

 BALANCE SHEET DATA
     Total Assets                            $  934,312      $876,486     $ 816,733     $ 658,072      $542,371
     Total Debt, including current
      portion                                   828,843       759,716       695,791       531,143       458,094
     Minority interest of holders of
      the LP units                               25,251        27,392        39,399        33,662        23,082
     Equity                                      13,855        17,847        18,508        16,094        10,955

(a)  Includes revenues derived from rooms.
(b) Includes meeting room rental, management fees for providing management services to the Managed Hotels and other.
(c) Includes expenses incurred in connection with rooms, food and beverage, and telephones.
(d) Includes expenses incurred in connection with franchise fees, administrative, marketing, and advertising, utilities, insurance, property taxes, rent, and other.
(e) Includes expenses incurred providing management services to the Managed Hotels.
(f) Gain on sales includes six hotels sold February 6, 1998, one hotel sold December 31, 1998, and one hotel sold June 16, 1999.
(g) The 1995 Fiscal Year does not include a $0.3 million extraordinary charge related to prepayment fees on early debt retirement in connection with the Note Offerings and Common Stock Offering. The 1998 and 1999 Fiscal Years do not include a $2.2 million and a $0.2 million, respectively, extraordinary charge related to early extinguishment of debt.
(h) The Company has been taxed as a C Corporation on its portion of the Partnership's earnings.
(i) EBITDA represents earnings before net interest expense, provision for income taxes (if applicable) and depreciation and amortization. EBITDA is used by the Company for the purpose of analyzing its operating performance, leverage, and liquidity. Such data are not a measure of financial performance under generally accepted accounting principles and should not be considered as an alternative to net earnings as an indicator of the Company's operating performance or as an alternative to cash flows as a measure of liquidity.
(j) Earnings used in computing the earnings to fixed charges ratios consist of net income plus fixed charges. Fixed charges consist of interest expense and that portion of rental expense representative of interest (deemed to be one-third of rental expense).
(k) Total room revenue divided by number of available rooms. Available rooms represent the number of rooms available for rent multiplied by the number of days in the period presented.
(l) Increase in yield represents the period-over-period increases in yield. Yield is defined as the room revenue per available room (RevPAR).
(m) The Company adopted a new accounting pronouncement in 1999 which requires cost of start up activities, including pre-opening expenses, to be expensed as incurred. The 1999 Fiscal Year does not include a $1.8 million charge related to the change in accounting principle.

Management's Discussions and Analysis of Financial Condition and Results of Operations

General

The following discussion and analysis primarily addresses results of operations of the Company for the fiscal years ended December 31, 1999 ("1999"), January 1, 1999 ("1998"), and January 2, 1998 ("1997"). The following discussion should be read in conjunction with the selected consolidated financial information of the Company and the consolidated financial statements of the Company included elsewhere herein.

The Company's consolidated financial statements include revenues from the Owned Hotels and management fee revenues for providing management services to the Managed Hotels. References to the JQH Hotels include both the Owned Hotels and the Managed Hotels. Revenues from the Owned Hotels are derived from rooms, food and beverage, meeting rooms, and other revenues. The Company's beverage revenues include only revenues from the sale of alcoholic beverages, while revenues from the sale of nonalcoholic beverages are shown as part of food revenues. Direct operating costs and expenses include expenses incurred in connection with the direct operation of rooms, food and beverage, and telephones. General, administrative, sales and management services expenses include expenses incurred from franchise fees, administrative, sales and marketing, utilities, insurance, property taxes, rent, management services, and other expenses.

From 1995 through 1999, the Company's total revenues grew at an annual compounded growth rate of 10.9%, from $235.2 million to $356.4 million. Occupancy for the Owned Hotels during that period decreased 4.2 percentage points from 67.1% to 62.9%. However, the Owned Hotels' average daily room rate
(ADR) increased by 32.4% from $71.68 to $94.87 during that period. Room revenue per available room (RevPAR) increased by 24.0% from $48.09 to $59.64.

In general, hotels opened during the period from 1995 to 1999 decreased overall occupancy, but increased the overall average room rate. The Company tracks the performance of the Owned Hotels in two groups. One group of hotels are those opened by the Company during the current and prior fiscal years (New Hotels). During 1999, the New Hotels included four hotels opened in 1999 and four hotels opened in 1998. The remainder of the Owned Hotels, excluding the New Hotels, are defined as Mature Hotels. In 1999, the Mature Hotels included 37 hotels opened prior to 1998. New Hotels typically generate positive cash flow from operations before debt service in the first year, generate cash sufficient to service mortgage debt in the second year and create positive cash flow after debt service in the third year.

1999 annual report

Results of Operations of the Company

FISCAL YEAR ENDED                              1999         1998         1997           1996       1995
OWNED HOTELS
     Average Occupancy                            62.9%        62.1%        62.9%         64.7%        67.1%
     Average Daily Room Rate (ADR)          $    94.87   $    91.38   $    82.38   $     76.16   $    71.68
     Room Revenue per Available Room
      (RevPAR)                              $    59.64   $    56.79   $    51.84   $     49.25   $    48.09
     Available Rooms (a)                     3,853,403    3,733,166    3,767,387     3,476,279    3,087,700
     Number of Hotels                               45           42           45            39           37

MATURE HOTELS
     Average Occupancy                            64.7%        64.1%        63.8%         64.8%        67.1%
     Average Daily Room Rate (ADR)          $    93.60   $    86.50   $    79.80   $     76.06   $    71.68
     Room Revenue per Available Room
      (RevPAR)                              $    60.57   $    55.41   $    50.90   $     49.29   $    48.09
     Available Rooms (a)                     3,332,718    3,012,845    3,388,896     3,454,899    3,087,700
     Number of Hotels                               37           32           37            37           37

NEW HOTELS
     Average Occupancy                            51.0%        54.1%        55.3%         42.2%        ----
     Average Daily Room Rate (ADR)          $   105.25   $   115.55   $   108.97   $    100.49         ----
     Room Revenue per Available Room
      (RevPAR)                              $    53.70   $    62.54   $    60.21   $     42.42         ----
     Available Rooms (a)                       520,685      720,321      378,491        21,380         ----
     Number of Hotels                                8           10            8             2         ----

PERCENTAGES OF TOTAL REVENUES
     REVENUES
     Rooms                                        64.5%        65.0%        64.6%         63.7%        63.1%
     Food and beverage                            28.4%        28.2%        28.5%         29.6%        30.1%
     Meeting room rental and other                 7.1%         6.8%         6.9%          6.7%         6.8%
                                            ----------   ----------   ----------   -----------    ---------
     Total revenues                              100.0%       100.0%       100.0%        100.0%       100.0%
                                            ----------   ----------   ----------   -----------    ---------

     OPERATING EXPENSES
     Direct operating costs and expenses
          Rooms                                   16.7%        16.7%        16.6%         16.2%        16.4%
          Food and beverage                       19.3%        19.7%        20.6%         21.6%        23.0%
          Other                                    1.0%         1.0%         1.1%          1.1%         1.1%
     General, administrative, sales, and
          management service expenses             29.4%        29.3%        28.4%         27.8%        27.3%
     Repairs and maintenance                       4.2%         4.1%         4.2%          4.3%         4.3%
     Depreciation and amortization                12.8%        14.0%        11.5%          8.9%         7.8%
                                            ----------   ----------   ----------   -----------    ---------
          Total operating expenses                83.4%        84.8%        82.4%         79.9%        79.9%
                                            ----------   ----------   ----------   -----------    ---------
     Income from Operations                       16.6%        15.2%        17.6%         20.1%        20.1%
                                            ==========   ==========   ==========   ===========    =========

(a) Available rooms represent the number of rooms available for rent multiplied by the number of days in the period reported or, in the case of New Hotels, the number of days the hotel was open during the period reported. The Company's 1996 Fiscal Year contained 53 weeks, or 371 days, while its 1995, 1997, 1998, and 1999 Fiscal Years each contained 52 weeks, or 364 days.

1999 FISCAL YEAR COMPARED TO 1998 FISCAL YEAR

Total revenues increased to $356.4 million in 1999 from $326.1 million in 1998, an increase of $30.3 million, or 9.3%. Of total revenues recognized in 1999, 64.5% were revenues from rooms, compared to 65.0% in 1998. Revenues from food and beverage represented 28.4% of total revenues recognized in 1999, compared to 28.2% in 1998, and revenues from meeting room rental and other represented 7.1% of total revenues compared to 6.8% in 1998.

Rooms revenues increased to $229.8 million in 1999 from $212.0 million in 1998, an increase of $17.8 million, or 8.4%, as a result of the addition of four hotels opened in 1999, a full year of operation for the four hotels opened in 1998, and an increase in the average daily room rate (ADR) of the Mature Hotels. Average daily room rates (ADR) of Mature Hotels increased to $93.60 in 1999 from $86.50 in 1998. The occupancy in the Mature Hotels was a 0.6 percentage point increase to 64.7% in 1999, compared to 64.1% in 1998. The Mature Hotels' room revenue per available room (RevPAR) improved to $60.57 in 1999 from $55.41 in 1998, an increase of $5.16 or 9.3%. In 1999, the New Hotels included eight hotels, which generated a revenue per available room (RevPAR) of $53.70, down 14.1% from the 1998 revenue per available room (RevPAR) of $62.54, when ten New Hotels were opened. In general, management believes the New Hotels are more insulated from the effects of New Hotel supply than are the Mature Hotels, since the New Hotels utilize franchise brands that are considered to be more upscale in nature, and the New Hotels have higher-quality guest rooms and public spaces.

Food and beverage revenues increased to $101.2 million in 1999 from $92.0 million in 1998, an increase of $9.2 million, or 10.0%. This increase was primarily due to revenues associated with the New Hotels.

Meeting room rental and other revenues increased to $25.4 million in 1999 from $22.2 million in 1998, an increase of $3.2 million, or 14.4%. This increase was primarily due to the additional meeting space in the New Hotels.

Direct operating costs and expenses for rooms increased to $59.5 million in 1999 from $54.6 million in 1998, an increase of $4.9 million, or 9.0%. As a percentage of rooms revenue, these expenses increased slightly to 25.9% in 1999 from 25.8% in 1998. The increased expense was associated with the New Hotels. These costs generally represent a higher percentage of rooms revenue in newer hotels until these hotels reach stabilized occupancy levels.

Direct operating costs and expenses for food and beverage increased to $68.8 million in 1999 from $64.2 million in 1998, an increase of $4.6 million, or 7.2%, but decreased slightly as a percentage of food and beverage revenues to 68.0%, from 69.8% in 1998. The dollar increase was due to costs associated with the higher volume of sales associated with the New Hotels.

Direct operating costs and expenses for other were $3.7 million in 1999 and $3.4 million in 1998, an 8.8% increase. As a percentage of meeting room rental and other revenues, these expenses were 14.4% in 1999 and 15.3% in 1998.

General, administrative, sales and management service expenses increased to $104.9 million in 1999 from $95.5 million in 1998, an increase of $9.4 million, or 9.8%. Increases in these expenses were primarily attributable to the Company's adoption of a new accounting pronouncement in 1999 which requires cost of startup activities, including pre-opening expenses, to be expensed as incurred. Pre-opening expenses approximated $4.2 million in 1999. In addition, a large portion of expenses associated with New Hotel openings are fixed costs in nature. As a result, these expenses rise faster than revenues in the first one to two years of operation. As a percentage of total revenues, these expenses increased slightly to 29.4% in 1999, from 29.3% in 1998.

Repairs and maintenance expenses increased to $15.1 million in 1999 from $13.4 million in 1998, an increase of $1.7 million, or 12.7%, and increased slightly as a percentage of revenues to 4.2% from 4.1% in 1998.

Depreciation and amortization increased slightly by $0.1 million, or 0.2%, to $45.7 million in 1999 from $45.6 million in 1998. As a percentage of total revenues, these expenses decreased to 12.8% in 1999 from 14.0% in 1998. The dollar increase was a direct result of the increased level of capital expenditures for the newer hotels.

Income from operations increased to $58.9 million in 1999 from $49.4 million in 1998, an increase of $9.5 million, or 19.2%. As a percentage of total revenues, income from operations was 16.6% in 1999 compared to 15.2% in 1998, due primarily to the reduction of depreciation and amortization as a percentage of revenue in 1999.

Interest expense and amortization of deferred financing fees, net increased to $62.2 million in 1999 from $57.3 million in 1998, an increase of $4.9 million or 8.6%. The increase was attributable to debt associated with the financing of the New Hotels.

Income (loss) before minority interest, provision for income taxes, extraordinary item and cumulative effect of change in accounting principle was a $1.0 million loss in 1999 compared to $0.3 million of income in 1998, a decrease of $1.3 million. The 1999 results include a $2.4 million gain on the sale of property and equipment in June 1999 of one Holiday Inn, and the 1998 results include an $8.2 million gain on sales in connection with the sale of six Holiday Inns in February of 1998 and one Holiday Inn in December of 1998.

Net loss for 1999 was $1.0 million, compared to $0.7 million in 1998. In 1999, the Company recognized an extraordinary item of $0.1 million related to debt restructuring, compared to $0.6 million in 1998. The Company's 1999 results also reflect a $0.5 million cumulative effect of change in accounting principle to expense unamortized pre-opening costs.

1999 annual report

1998 FISCAL YEAR COMPARED TO 1997 FISCAL YEAR

Total revenues increased to $326.1 million in 1998 from $302.3 million in 1997, an increase of $23.8 million, or 7.9%. Of the total revenues reported in 1998, 65.0% were revenues from rooms, 28.2% were revenues from food and beverage and 6.8% were revenues from meeting room rental and other, compared with 64.6%, 28.5%, and 6.9%, respectively, during 1997.

Rooms revenues increased to $212.0 million in 1998 from $195.3 million in 1997, an increase of $16.7 million, or 8.6%, as a result of the operation of two hotels which opened in 1996 and six hotels opened in 1997, and the increase in average daily room rate (ADR). Average daily room rates (ADR) of Mature Hotels increased to $86.50 in 1998 from $79.80 in 1997. The occupancy in the Mature Hotels was a 0.3 percentage point increase to 64.1% in 1998, compared to 63.8% in 1997. The Mature Hotels' room revenue per available room (RevPAR) improved to $55.41 in 1998 from $50.90 in 1997, an increase of $4.51 or 8.9%. In 1998, the
New Hotels included ten hotels, which generated a revenue per available room (RevPAR) of $62.54, up 3.9% from the 1997 revenue per available room (RevPAR) of $60.21, when eight New Hotels were opened. In general, management believes the New Hotels are more insulated from the effects of the new supply than are the Mature Hotels, since the New Hotels utilize franchise brands that are considered to be upscale in nature, and the New Hotels have higher-quality guest rooms and public spaces.

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

General administrative, sales and management service expenses increased to $95.5 million in 1998 from $85.8 million in 1997, an increase of $9.7 million, or 11.3%. Increases in these expenses are primarily attributable to expenses associated with the opening of New Hotels in 1997 and 1998. A large portion of expenses associated with New Hotel openings are fixed costs in nature. As a result, these expenses rise faster than revenues in the first one to two years of operation. As a percentage of total revenues, these expenses increased to 29.3% in 1998 from 28.4% in 1997.

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

Income from operations decreased to $49.4 million 1998 from $53.1 million in 1997, a decrease of $3.7 million, or 7.0%. The decrease was due to higher costs, including depreciation expense related to the building of New Hotels. As a percentage of total revenues, income from operations was 15.2% in 1998 and 17.6% in 1997.

Interest expense and amortization of deferred financing fees, net increased to $57.3 million in 1998 from $44.3 million in 1997, an increase of $13.0 million, or 29.3%. The increase was attributable to borrowing for New Hotel construction.

Income before minority interest, provision for income taxes and extraordinary item decreased to $0.3 million in 1998 from $8.8 million in 1997, a decrease of $8.5 million, or 96.6%. The 1998 results include an $8.2 million gain on sales of property and equipment in connection with the sale of six Holiday Inns in February 1998 and one Holiday Inn in December 1998.

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

At December 31, 1999, the Company had $49.7 million of cash and equivalents and also had $5.0 million of marketable securities, compared to $46.2 million in cash and cash equivalents and $6.5 million of marketable securities at the end of 1998. Such amounts are available for completion of New Hotels and other working capital requirements of the Company.

Net cash provided by operating activities decreased to $41.3 million at the end of 1999 from $43.5 million at the end of 1998, a decrease of $2.2 million, or 5.1%, primarily as the Company decreased its trade payables.

The Company incurred net capital expenditures of $123.6 million and $131.2 million, respectively, for 1999 and 1998. Capital expenditures typically include capital improvements on existing hotel properties and expenditures for development of New Hotels. Capital expenditures in 1999 included $107.5 million for New Hotel development and $16.1 million for existing hotels. During 1998, capital expenditures for existing hotels and New Hotel development were $19.7 million and $111.5 million, respectively. During 2000, the Company expects capital expenditures to approximate $48.7 million, representing approximately $19.1 million for capital improvements on existing hotels and approximately $29.6 million for continued New Hotel development.

At the end of 1999, total debt was $828.8 million compared with $759.7 million in 1998. The increase is attributable to the hotels opened during 1999 as well as two Scheduled Hotels under construction at the end of 1999. The current portion of long-term debt was $16.6 million at the end of 1999, compared with $42.3 million at the end of 1998.

The Company estimates that building, pre-opening and other costs of the two Scheduled Hotels will require aggregate funding of approximately $24.4 million from the Company (net of $52.9 million included in construction in progress and other assets at year end). The Company has obtained loans and commitments of approximately $51.0 million (approximately $30.0 million of which had been drawn at year end) on the Scheduled Hotels and expects the remaining 2000 capital requirements to be funded by cash, cash flow from operations and refinancing of certain existing hotels.

Based on current plans relating to the timing of New Hotel development and loan draw schedules, the Company anticipates that its capital resources will be adequate to satisfy its 2000 capital requirements for the currently planned projects and normal recurring capital improvement projects.

Consistent with the authorization by the Board of Directors, the Company purchased 744,200 shares of Class A Common Stock during 1999, at an approximate average price of $4.03 per share. The Board of Directors authorized the Company to purchase an additional $3.0 million shares of Class A Common Stock during 2000.

The Company did not distribute or accrue any amounts in 1999 to its partner for income taxes, but distributed or accrued $10.6 million in 1998. Distributions by the Company must be made in accordance with the provisions of the Indentures.

Year 2000

The Company implemented a program over the past several years to define and minimize the risks related to transitioning to the year 2000 and beyond. The program developed appropriate action steps, while instituting a series of management processes to coordinate and manage the process. The process included corporate oversight and provided for consistent attention to progress made against planned activities with periodic assessments made by independent parties and reports to the Board of Directors. The Company's approach was to subdivide the program into five distinct areas: 1) Corporate Systems; 2) Hotel Systems; 3) Embedded Systems; 4) Time Keeping and Payroll Systems; and 5) Vendor Compliance. Each of these categories was broken into several subcategories (hardware and software systems, critical and noncritical systems, and compliance testing). The Company analyzed and monitored progress in each subcategory of each category.

To date the program has been successful and the Company has transitioned all of its systems to the new millennium. No significant problems were identified in any of the five areas, and the Company believes the risk related to future exposure for Year 2000 issues is minimal. The cost associated with the Year 2000 initiative in 1999 was approximately $0.6 million, including the cost for scheduled hardware and software upgrades.

1999 annual report

SEASONALITY

Demand is affected by normally recurring seasonal patterns. For most of the JQH Hotels, demand is higher in the spring and summer months (March through October) than during the remainder of the year. Accordingly, the Company's operations are seasonal in nature, with lower revenue, operating profit and cash flow in the first and fourth quarters due to decreased travel during these winter months.

INFLATION

The rate of inflation as measured by changes in the average consumer price index has not had a material effect on the revenues or operating results of the Company during the three most recent fiscal years.

QUANTITATIVE AND QUALITATIVE DISCLOSURE ABOUT MARKET RISK

The Company is exposed to changes in interest rates primarily as a result of its investing and financing activities. Investing activity includes operating cash accounts and investments, with an original maturity of three months or less, and certain balances of various money market and common bank accounts. The financing activities of the Company are comprised of long-term fixed and variable rate debt obligations utilized to fund business operations and maintain liquidity. The following table presents the principal cash repayments and related weighted average interest rates by maturity date for the Company's long-term fixed and variable rate debt obligations as of December 31, 1999:

Expected Maturity Date (in millions)           2000     2001     2002     2003     2004   ThereAfter   Total   Fair Value(d)
Long-Term Debt (a)
     $300 million 1st Mortgage notes         $ ----   $ ----   $ ----   $ ----   $  300   $  ----      $ 300       $  313

     Average interest rate (b)                  8.9%     8.9%     8.9%     8.9%     8.9%     ----        8.9%

     $90 million 1st Mortgage notes          $ ----   $ ----   $ ----   $ ----   $ ----   $    90      $  90       $   94

     Average interest rate (b)                  9.8%     9.8%     9.8%     9.8%     9.8%      9.8%       9.8%

     Other fixed-rate debt obligations       $    6   $   14   $   31   $   38   $    6   $   224      $ 319       $  319

     Average interest rate (b)                  8.4%     8.2%     8.7%     8.8%     8.5%      8.6%       8.6%

     Other variable-rate debt obligations    $   10   $   33   $    1   $   16   $   29   $    31      $ 120       $  120

     Average interest rate (c)                  8.8%     8.8%     8.8%     8.8%     8.8%      8.8%       8.8%

     (a)  Includes amounts reflected as long-term debt due within one year.

     (b) For the long-term fixed rate debt obligations, the weighted average interest rate is based on the stated rate of the debt that is maturing in the year reported. The weighted average interest rate excludes the effect of the amortization of deferred financing costs.

     (c) For the long-term variable rate debt obligations, the weighted average interest rate assumes no changes in interest rates and is based on the variable rate of the debt, as of December 31, 1999, that is maturing in the year reported. The weighted average interest rate excludes the effect of the amortization of deferred financing costs.

     (d) The fair values of long-term debt obligations approximate their respective historical carrying amounts, except with respect to the $300 million First Mortgage notes and the $90.0 million First Mortgage notes. The fair value of the First Mortgage note issues is estimated by obtaining quotes from brokers.

Report of Independent Public Accountants

To the Shareholders of John Q. Hammons Hotels, Inc.:

We have audited the accompanying consolidated balance sheets of John Q. Hammons Hotels, Inc. and Companies (Note 1) as of December 31, 1999, and January 1, 1999, and the related consolidated statements of operations, changes in minority interest and stockholdersO equity and cash flows for each of the three fiscal years ended December 31, 1999, January 1, 1999, and January 2, 1998. These financial statements are the responsibility of the Company' management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of John Q. Hammons Hotels, Inc. and Companies (Note 1) as of December 31, 1999, and January 1, 1999, and the results of their operations and their cash flows for each of the three fiscal years ended December 31, 1999, January 1, 1999, and January 2, 1998, in conformity with generally accepted accounting principles.

As discussed in Note 2 to the consolidated financial statements, effective in the first quarter of fiscal 1999, the Company changed its method of accounting for costs of start-up activities, including pre-opening expenses.

                                                         /s/ Arthur Andersen LLP
                                                                Cincinnati, Ohio
                                                               February 10, 2000

1999 annual report

                  JOHN Q. HAMMONS HOTELS, INC. AND COMPANIES

Consolidated Balance Sheets
(000s omitted, except share data)

ASSETS
FISCAL YEAR END                                                            1999        1998
CASH AND EQUIVALENTS (restricted cash of $1,323 and
  $860 in 1999 and 1998, respectively) (Note 2)                        $   49,727   $  46,233

MARKETABLE SECURITIES (Note 2)                                              4,982       6,533

RECEIVABLES
  Trade, less allowance for doubtful accounts of $226 and
     $206 in 1999, and 1998, respectively                                  11,677       8,852
  Management fees (Note 3)                                                     63          62
  Construction reimbursements and other                                     2,370       5,269

INVENTORIES                                                                 1,349       1,205

PREPAID EXPENSES AND OTHER                                                  1,699       1,089
                                                                       ----------   ---------
TOTAL CURRENT ASSETS                                                       71,867      69,243
                                                                       ----------   ---------
PROPERTY AND EQUIPMENT, at cost (Notes 2, 5, and 6)
  Land and improvements                                                    55,818      47,982
  Buildings and improvements                                              683,462     605,586
  Furniture, fixtures and equipment                                       270,146     239,648
  Construction in progress                                                 53,462      63,078
                                                                       ----------   ---------
                                                                        1,062,888     956,294
  Less-accumulated depreciation and amortization                         (227,411)   (194,860)
                                                                       ----------   ---------
                                                                          835,477     761,434
DEFERRED FINANCING COSTS, FRANCHISE FEES
AND OTHER, net (Notes 2, 4, and 5)                                         26,968      45,809
                                                                       ----------   ---------
Total Assets                                                           $  934,312   $ 876,486
                                                                       ==========   =========

The accompanying notes to consolidated financial statements are an integral part of these consolidated balance sheets.

JOHN Q. HAMMONS HOTELS, INC. AND COMPANIES

CONSOLIDATED BALANCE SHEETS
(000s omitted, except share data)

LIABILITIES AND EQUITY
FISCAL YEAR END                                                                           1999         1998
LIABILITIES
          Current portion of long-term debt (Note 5)                                   $ 16,569    $ 42,256
          Accounts payable, including construction payables of
            approximately $350 and $2,203, respectively                                  11,877      13,141
          Accrued expenses
            Payroll and related benefits                                                  7,720       6,843
            Sales and property taxes                                                     10,368       9,558
            Insurance (Notes 2 and 3)                                                     7,576      10,061
            Interest                                                                     12,873      12,540
            Utilities, franchise fees, and other                                          6,546       5,568
          Accrued distribution                                                             ----       2,936
                                                                                       --------    --------
             Total current liabilities                                                   73,529     102,903
          Long-term debt (Note 5)                                                       812,274     717,460
          Other obligations and deferred revenue (Note 2)                                 9,403      10,884
                                                                                       --------    --------
TOTAL LIABILITIES                                                                       895,206     831,247
                                                                                       --------    --------
COMMITMENTS AND CONTINGENCIES (Note 6)

MINORITY INTEREST OF HOLDERS OF LIMITED
          PARTNER UNITS (Note 1)                                                         25,251      27,392

STOCKHOLDERS' EQUITY (Notes 1 and 6)
          Preferred stock, $.01 par value, 2,000,000 shares
            authorized, none outstanding                                                   ----        ----
          Class A Common Stock, $.01 par value, 40,000,000 shares authorized at December 31, 1999, and January 1, 1999, and 6,042,000 shares issued at December 31, 1999, and January 1, 1999, and 5,308,120
            and 6,042,000 shares outstanding at December 31, 1999, and
            January 1, 1999, respectively                                                    60          60
          Class B Common Stock, $.01 par value, 1,000,000 shares authorized,
            294,100 shares issued and outstanding                                             3           3
          Paid-in capital                                                                96,373      96,373
          Retained deficit, net                                                         (79,584)    (78,589)
          Less: Treasury stock, at cost; 733,880 shares at December 31, 1999             (2,997)       ----
                                                                                       --------    --------
TOTAL EQUITY                                                                             13,855      17,847
                                                                                       --------    --------

TOTAL LIABILITIES AND EQUITY                                                           $934,312    $876,486
                                                                                       ========    ========

The accompanying notes to consolidated financial statements are an integral part of these consolidated balance sheets.

1999 annual report

JOHN Q. HAMMONS HOTELS, INC. AND COMPANIES

CONSOLIDATED STATEMENTS OF OPERATIONS
(000s omitted, except share data)

FISCAL YEAR ENDED                                                  1999           1998           1997
                                                               ----------        ----------   ----------
REVENUES (Note 9)
     Rooms                                                     $  229,807        $  211,989   $  195,296
     Food and beverage                                            101,231            91,982       86,183
     Meeting room rental and other                                 25,410            22,159       20,795
                                                               ----------        ----------   ----------
          Total revenues                                          356,448           326,130      302,274
                                                               ----------        ----------   ----------

OPERATING EXPENSES (Notes 3, 4, and 6)
     Direct operating costs and expenses
          Rooms                                                    59,507            54,600       50,265
          Food and beverage                                        68,799            64,174       62,383
          Other                                                     3,667             3,389        3,385
     General, administrative, sales, and management
      service expenses                                            104,876            95,500       85,766
     Repairs and maintenance                                       15,059            13,438       12,578
     Depreciation and amortization (Note 9)                        45,669            45,580       34,781
                                                               ----------        ----------   ----------
          Total operating expenses                                297,577           276,681      249,158
                                                               ----------        ----------   ----------

INCOME FROM OPERATIONS (Note 9)                                    58,871            49,449       53,116

OTHER (INCOME) EXPENSE
     Interest expense and amortization of deferred financing
          fees, net of $3,161, $3,794, and $1,279 of interest
          income in 1999, 1998, and 1997, respectively
          (Note 2(e))                                              62,209            57,286       44,325
     Gain on sales of property and equipment (Note 9)              (2,365)           (8,175)        ----
                                                               ----------        ----------   ----------
INCOME (LOSS) BEFORE MINORITY INTEREST, PROVISION FOR INCOME
     TAXES, EXTRAORDINARY ITEM AND CUMULATIVE EFFECT OF CHANGE
          IN ACCOUNTING PRINCIPLE                                    (973)              338        8,791
     Minority interest in (earnings) losses of partnership
          (Note 1)                                                    698              (242)      (6,302)
                                                               ----------        ----------   ----------

INCOME (LOSS) BEFORE PROVISION FOR INCOME TAXES,
     EXTRAORDINARY ITEM AND CUMULATIVE EFFECT OF CHANGE
     IN ACCOUNTING PRINCIPLE                                         (275)               96        2,489
     Provision for income taxes (Note 2(j))                          (150)             (120)         (75)
                                                               ----------        ----------   ----------

INCOME (LOSS) BEFORE EXTRAORDINARY ITEM AND
     CUMULATIVE EFFECT OF CHANGE IN ACCOUNTING PRINCIPLE             (425)              (24)       2,414
     Extraordinary item; cost of early extinguishment of
          debt, net of applicable tax benefit (Note 5)                (55)             (637)        ----
                                                               ----------        ----------   ----------

INCOME (LOSS) BEFORE CUMULATIVE EFFECT OF CHANGE IN
     ACCOUNTING PRINCIPLE                                            (480)             (661)       2,414
     Cumulative effect of change in accounting principle,
          net of applicable tax benefit (Note 2)                     (515)             ----         ----
                                                               ----------        ----------   ----------

NET INCOME (LOSS) (Note 1)                                     $     (995)       $     (661)  $    2,414
                                                               ==========        ==========   ==========

BASIC AND DILUTED EARNINGS (LOSS) PER SHARE (NOTE  2(n))
     Earnings (loss) before extraordinary item and cumulative
          effect of change in accounting principle             $     (.07)       $     ----   $      .38
     Extraordinary item                                              (.01)             (.10)        ----
     Cumulative effect of change in accounting principle             (.08)             ----         ----
                                                               ----------        ----------   ----------
     Earnings (loss) allocable to the Company                  $     (.16)       $     (.10)  $      .38
                                                               ==========        ==========   ==========

WEIGHTED AVERAGE SHARES OUTSTANDING                             6,067,659         6,336,100    6,336,100
                                                               ==========        ==========   ==========

The accompanying notes to consolidated financial statements are an integral part of these consolidated statements.

                  JOHN Q. HAMMONS HOTELS, INC. AND COMPANIES

CONSOLIDATED STATEMENTS OF CHANGES IN
MINORITY INTEREST AND STOCKHOLDERS' EQUITY (1)
(000s omitted)

                                      MINORITY INTEREST                    STOCKHOLDERS' EQUITY

                                                            CLASS A     CLASS B             COMPANY RETAINED
                                                             COMMON      COMMON    PAID-IN     DEFICIT AFTER   TREASURY
                                                              STOCK       STOCK    CAPITAL    REORGANIZATION      STOCK      TOTAL
BALANCE, Year end 1996                         $ 33,662    $     60   $      3    $ 96,373          $(80,342)  $     --   $ 16,094
Distributions (Note 1(b))                          (565)         --         --          --                --         --         --
Net income allocable to the Company                  --          --         --          --             2,414         --      2,414
Minority interest in earnings of the
     partnership                                  6,302          --         --          --                --         --         --
                                               --------    --------   --------    --------          --------   --------   --------
BALANCE, Year end 1997                           39,399          60          3      96,373           (77,928)        --     18,508
Distributions (Note 1(b))                       (10,637)         --         --          --                --         --         --
Net loss allocable to the Company                    --          --         --          --              (661)        --       (661)
Minority interest in losses of the
     partnership after extraordinary
     item of $1,612                              (1,370)         --         --          --                --         --         --
                                               --------    --------   --------    --------          --------   --------   --------

BALANCE, Year end 1998                           27,392          60          3      96,373           (78,589)        --     17,847
Net loss allocable to the Company                    --          --         --          --              (995)        --       (995)
Minority interest in losses of partnership,
     after extraordinary item and
     cumulative effect of change in
     accounting principle of $1,443              (2,141)         --         --          --                --         --         --
Treasury stock purchased                             --          --         --          --                --     (2,997)    (2,997)
                                               --------    --------   --------    --------          --------   --------   --------
BALANCE, Year end 1999                         $ 25,251    $     60   $      3    $ 96,373          $(79,584)  $ (2,997)  $ 13,855
                                               ========    ========   ========    ========          ========   ========   ========

     (1) For the periods presented, there are no elements of other comprehensive income as defined by the Financial Accounting Standards, No. 130 Reporting Comprehensive Income.
                  ------------------------------

The accompanying notes to consolidated financial statements are an integral part of these consolidated statements.

1999 annual report

                  JOHN Q. HAMMONS HOTELS, INC. AND COMPANIES

CONSOLIDATED STATEMENTS OF CASH FLOWS
(000s omitted)

FISCAL YEAR ENDED                                                                       1999           1998           1997
CASH FLOWS FROM OPERATING ACTIVITIES
  Net income (loss)                                                                $    (995)     $    (661)     $   2,414
  Adjustments to reconcile net income (loss) to cash provided by operating activities
    Minority interest in earnings (losses) of partnership                               (698)           242          6,302
    Depreciation, amortization, and loan cost amortization                            47,655         48,448         37,662
    Extraordinary item (Note 5)                                                           55            637             --
    Cumulative effect of change in accounting principle (Note 2)                         515             --             --
    Gain on sales of property and equipment (Note 9)                                  (2,365)        (8,175)            --
                                                                                   ---------      ---------      ---------
                                                                                      44,167         40,491         46,378
  Changes in certain assets and liabilities
    Receivables                                                                           73         (2,742)        (4,826)
    Inventories                                                                         (144)          (112)          (187)
    Prepaid expenses and other                                                          (610)           297            542
    Accounts payable                                                                  (1,264)         1,909        (18,745)
    Accrued expenses                                                                     513            668          3,730
    Other obligations and deferred revenue                                            (1,481)         2,983            877
                                                                                   ---------      ---------      ---------
    Net cash provided by operating activities                                         41,254         43,494         27,769
                                                                                   ---------      ---------      ---------

CASH FLOWS FROM INVESTING ACTIVITIES
  Additions to property and equipment                                               (123,620)      (131,183)      (179,385)
  Proceeds from sales of property and equipment (Note 9)                               6,500         43,577             --
  Franchise fees and other                                                            15,353        (11,528)        (3,499)
  (Purchase) sale of marketable securities, net                                        1,551          6,209        (10,387)
                                                                                   ---------      ---------      ---------
    Net cash used in investing activities                                           (100,216)       (92,925)      (193,271)
                                                                                   ---------      ---------      ---------

CASH FLOWS FROM FINANCING ACTIVITIES
  Loan financing fees                                                                   (738)        (2,521)        (3,069)
  Proceeds from borrowings                                                           104,477        260,771        186,684
  Repayments of debt                                                                 (35,350)      (196,846)       (22,036)
  Distributions                                                                       (2,936)        (7,701)          (565)
  Purchase of treasury stock                                                          (2,997)            --             --
                                                                                   ---------      ---------      ---------
    Net cash provided by financing activities                                         62,456         53,703        161,014
                                                                                   ---------      ---------      ---------
    Increase (decrease) in cash and equivalents                                        3,494          4,272         (4,488)

CASH AND EQUIVALENTS, beginning of period                                             46,233         41,961         46,449
                                                                                   ---------      ---------      ---------
CASH AND EQUIVALENTS, end of period                                                $  49,727      $  46,233      $  41,961
                                                                                   =========      =========      =========

SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION
  Cash paid for interest, net of amounts capitalized                               $  63,312      $  58,733      $  43,399
                                                                                   =========      =========      =========

SUPPLEMENTAL DISCLOSURE OF NON-CASH ACTIVITIES
  Note receivable from sale of property and equipment (Note 9)                     $      --      $  11,900      $      --
                                                                                   =========      =========      =========

The accompanying notes to consolidated financial statements are an integral part of these consolidated statements.

                  JOHN Q. HAMMONS HOTELS, INC. AND COMPANIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(000s omitted, except share data)

1. Basis of Presentation

     (a) ENTITY MATTERS--The accompanying consolidated financial statements include the accounts of John Q. Hammons Hotels, Inc. and John Q. Hammons Hotels, L.P. and subsidiaries (collectively the Company or, as the context may require, John Q. Hammons Hotels, Inc. only). As of fiscal year end 1999, 1998, and 1997, the Company had 45, 42, and 45, hotels, respectively, in operation of which 29 in 1999, 28 in 1998, and 35 in 1997 operated under the Holiday Inn and Embassy Suites trade names. The Company's hotels are located in 19 states throughout the United States.

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

     (b) PARTNERSHIP AND OTHER MATTERS--A summary of selected provisions of the partnership agreement as well as certain other matters are summarized as follows:

          Allocation of Income, Losses and Distributions:
          ----------------------------------------------
          Pretax income, losses and distributions of JQHLP will generally be allocated prorata between the Company, as general partner, and the limited partner interest beneficially owned by JQH based on their respective approximate 28% and 72% ownership interests in JQHLP. However, among other things, to the extent the limited partners were not otherwise committed to provide further financial support and pretax losses reported for financial reporting purposes were deemed to be of a continuing nature, the balance of the pretax losses would be allocated only to the Company, with any subsequent pretax income also to be allocated only to the Company until such losses had been offset. In addition, with respect to distributions, in the event JQHLP has taxable income, distributions are to be made in an aggregate amount equal to the amount JQHLP would have paid for income taxes had it been a C Corporation during the applicable period. Aggregate tax distributions will first be allocated to the Company, if applicable, with the remainder allocated to the limited partners. There were no distributions for taxes for the fiscal year ended 1999. Distributions for taxes approximated $10,637 and $565 for the fiscal years ended 1998 and 1997, respectively.

1999 annual report

          Additional Capital Contributions:
          --------------------------------
          In the event proceeds from the sale of the original 20 hotel properties (or applicable replacement collateral) which secure the $300 million First Mortgage notes (1994 notes) (Note 5) are insufficient to satisfy amounts due on the 1994 notes, JQH and Hammons, Inc. (as general partners at the time the 1994 notes were secured) are severally obligated to contribute up to $135 million and $15 million, respectively, to satisfy amounts due, if any. In the event proceeds from the sale of the original eight hotel properties (or applicable replacement collateral) which secure the $90 million First Mortgage notes (1995 notes) (Note 5) are insufficient to satisfy amounts due on the 1995 notes, JQH is obligated to contribute up to $45 million to satisfy amounts due, if any. In addition, with respect to the original eleven hotel properties contributed by JQH concurrent with the public equity offering, JQH is obligated to contribute up to $50 million in the event proceeds from the sale of these hotel properties (or applicable replacement collateral) are insufficient to satisfy amounts due on the then outstanding mortgage indebtedness related to these properties.

          Redemption of Limited Partner Interests:
          ---------------------------------------
          Subject to certain limitations, the limited partners of JQHLP have the right to require redemption of their limited partner interests at any time subsequent to November, 1995. Upon redemption, the limited partners receive, at the sole discretion of the Company, one share of its Class A Common Stock for each limited partner unit tendered or the then cash equivalent thereof.

          Additional General Partner Interest:
          -----------------------------------
          Upon the issuance by the Company of additional shares of its common stock, including shares issued upon the exercise of its stock options (Note 8), the Company will be required to contribute to JQHLP the net proceeds received and JQHLP will be required to issue additional general partner units to the Company in an equivalent number to the additional shares of common stock issued.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

     (a) CASH AND EQUIVALENTS--Cash and equivalents include operating cash accounts and investments, with an original maturity of three months or less, and certain balances of various money market and common bank accounts.

          Restricted cash consists of certain funds maintained in escrow for property taxes and certain other obligations.

     (b) MARKETABLE SECURITIES--Marketable securities consist of available-for-sale commercial paper and government agency obligations which mature or will be available for use in operations in 2000. These securities are valued at current market value, which approximates cost. Realized gains and losses in 1999 and 1998, determined using the specific identification method, were nominal.

     (c) INVENTORIES--Inventories consist of food and beverage items. These items are stated at the lower of cost, as determined by the first-in, first-out valuation method, or market.

     (d) DEFERRED FINANCING COSTS, FRANCHISE FEES AND OTHER--Franchise fees paid to the respective franchisors of the hotel properties are amortized on a straight-line basis over 10 to 20 years which approximates the terms of the respective agreements. Costs of obtaining financing are capitalized and amortized over the respective terms of the debt.

          The components of deferred financing costs, franchise fees, and other are summarized as follows:

          FISCAL YEAR END                                                                                1999       1998
          Deferred financing costs                                                                   $ 23,647   $ 23,534
          Franchise fee                                                                                 5,142      5,254
          Less-accumulated amortization                                                               (12,874)   (10,851)
                                                                                                     --------   --------
                                                                                                       15,915     17,937
          Note receivable, related to sale of hotel and a component of replacement
           collateral for 1995 first mortgage notes (Note 9)                                               --     11,900
          Restricted cash deposits, interest bearing, related to sales of hotels, and a component
           of replacement collateral for 1994 and 1995 First Mortgage notes (Note 9)                      102      6,266
          Deposits                                                                                     10,738      7,017
          Pre-opening expenses (Note 2(q))                                                                 --      1,819
          Other, net                                                                                      213        870
                                                                                                     --------   --------
                                                                                                     $ 26,968   $ 45,809
                                                                                                     ========   ========

          In October 1997, the Company entered into an irrevocable stand-by letter of credit agreement with a bank for approximately $5.6 million. The letter of credit replaced the restricted cash deposit which was required by and maintained with an insurance carrier. In November 1999, the letter of credit amount was amended to approximately $1.9 million. The letter of credit expires in October 2000.

     (e) PROPERTY AND EQUIPMENT--Property and equipment are stated at cost (including interest, real estate taxes, and certain other costs incurred during development and construction) less accumulated depreciation and amortization. Buildings and improvements are depreciated using the straight-line method while all other property is depreciated using both straight-line and accelerated methods. The estimated useful lives of the assets are summarized as follows:

                                                       LIVES IN YEARS

          Land improvements                                      5-25
          New buildings and improvements                         5-40
          Purchased buildings                                      25
          Furniture, fixtures, and equipment                     3-10

          Construction in progress includes development and construction costs of certain hotel developments. Costs associated with hotel development construction in progress approximated $53 million in 1999, and $59 million in 1998, with the remainder representing refurbishments of operating hotels.

          The Company periodically reviews the carrying value of these assets and other long-lived assets and impairments are recognized when the expected undiscounted future cash flows are less than the carrying amount of the asset. Based on its most recent analysis, the Company believes no impairments exist at December 31, 1999.

          Interest costs, construction overhead and certain other carrying costs are capitalized during the period hotel properties are under construction. Interest costs capitalized were $6,770, $6,163, and $10,259 for the fiscal years ended 1999, 1998, and 1997, respectively. Construction in progress is recorded at the lower of cost or market. Costs incurred for prospective hotel projects ultimately abandoned are charged to operations in the period such plans are finalized. Costs of significant improvements are capitalized, while costs of normal recurring repairs and maintenance are charged to expense as incurred.

          The accompanying 1999 consolidated financial statements include the land costs for 33 of the operating hotel properties. Land for 10 of the remaining 12 operating hotel properties is leased by the Company from unrelated parties over long-term leases. Land for the remaining two operating hotel properties is leased by the Company from a related party over long-term leases. Rent expense for all land leases was $1,109, $1,008, and $464 for the fiscal years ended 1999, 1998, and 1997, respectively.

1999 annual report


     (f) PAR OPERATING EQUIPMENT--A hotel's initial expenditures for the purchase of china, glassware, silverware, linens, and uniforms are capitalized into furniture, fixtures, and equipment and amortized on a straight-line basis over a three to five year life. Costs for replacement of these items are charged to operations in the period the items are placed in service.

     (g) ADVERTISING--The Company expenses the cost of advertising associated with operating hotels as incurred. Advertising expense for 1999, 1998, and 1997 was approximately $26,834, $23,571, and $21,405, respectively.

     (h) PENSIONS AND OTHER BENEFITS--The Company contractually provides retirement benefits for certain union employees at two of its hotel properties under a union-sponsored defined benefit plan and a defined contribution plan. Contributions to these plans, based upon the provisions of the respective union contracts, approximated $77, $70, and $66 for the fiscal years ended 1999, 1998, and 1997, respectively.

          Effective January 1996, the Company implemented an employee savings plan (a 401(k) plan). The Company matches a percentage of an employee's contribution. The Company's matching contributions are funded currently. The cost of the matching program and administrative costs charged to income were approximately $258, $591, and $381 in 1999, 1998, and 1997, respectively. The Company does not offer any other post-employment or post-retirement benefits to its employees.

     (i) SELF-INSURANCE--The Company became fully insured for liability and workers' compensation effective November 1999 and October 1998, respectively. The Company became self-insured for medical coverage effective January 1999. Estimated costs related to these self-insurance programs are accrued based on known claims and projected settlements of unasserted claims. Subsequent changes in, among others, assumed claims, claim costs, claim frequency, as well as changes in actual experience, could cause these estimates to change.

     (j) INCOME TAXES--The Company's provision for income taxes for fiscal 1999, 1998, and 1997 is summarized as follows:

                                                        1999      1998      1997

          Currently payable                            $ 150     $ 120     $  75
          Deferred                                        --        --        --
                                                       -----     -----     -----
          Provision for income taxes                   $ 150     $ 120     $  75
                                                       =====     =====     =====

          A reconciliation between the statutory federal income tax rate and the effective tax rate is summarized as follows:

                                                                 1999                  1998                  1997
                                                          AMOUNT     RATE        AMOUNT     RATE       AMOUNT     RATE
          Provision (benefit) for income taxes
           at the federal statutory rate                  $  (94)      (34)%     $   33        34%     $  846        34%

          Tax provision (benefit) allocable
           to general partner                                 94        34          (33)      (34)       (846)      (34)

          Provision for state franchise taxes                150        55          120       125          75         3
                                                          ------    ------       ------    ------      ------    ------
          Provision for income taxes                      $  150        55%      $  120       125%     $   75         3%
                                                          ======    ======       ======    ======      ======    ======

          At December 31, 1999, and January 1, 1999, the net deferred tax liability consisted of the following:

          DEFERRED TAX ASSETS:                                               1999      1998
          Estimated allocated tax basis in excess of the Company's
            proportionate share of the book value of JQHLP's net assets   $ 5,150   $ 6,100
          Deferred tax liabilities                                             (1)       (1)
                                                                          -------   -------
                                                                            5,149     6,099
          Valuation allowance                                               5,150    (6,100)
                                                                          -------   -------
          Net deferred tax liability                                      $    (1)  $    (1)
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

     (k) REVENUE RECOGNITION--The Company recognizes revenues from its rooms, catering,and restaurant facilities as earned on the close of business each day.

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

     (m) FISCAL YEAR--The Company's fiscal year ends on the Friday nearest December 31 which includes 52 weeks in 1999, 1998, and 1997.

          The periods ended in the accompanying consolidated financial statements are summarized as follows:

          YEAR                                                   FISCAL YEAR END
          1999                                                 December 31, 1999
          1998                                                   January 1, 1999
          1997                                                   January 2, 1998

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

          Options to purchase shares of common stock were outstanding during fiscal years 1999, 1998, and 1997 (Note 8). The options were not included in the computation of diluted earnings per share since the options' exercise prices were greater than the average market price of the common shares and the options would be antidilutive.

          Since there are no dilutive securities, basic and diluted earnings
          (loss) per share are identical, thus a reconciliation of the numerator and denominator is not necessary.

     (o) SEGMENTS--The Company operates in one reportable segment, hospitality services.

     (p) RECLASSIFICATIONS--Certain reclassifications have been reflected in 1997 to conform with the current period presentation.

1999 annual report

     (q) ACCOUNTING PRONOUNCEMENTS--In April 1998, the American Institute of Certified Public Accountants issued Statement of Position 98-5, "Reporting on the Costs of Start-Up Activities" (SOP 98-5), which requires costs of start-up activities, including pre-opening expenses, to be expensed as incurred. Prior to January 1, 1999, the Company's practice was to defer these expenses until a hotel had commenced operations, at which time the costs, other than advertising costs which were expensed upon opening, were amortized over a one year period. The Company adopted the provisions of this statement in the first quarter of fiscal 1999 and, as a result, cumulative unamortized pre-opening costs of $0.5 million were charged to expenses net of $1.3 million of minority interest. Pre-opening expenses in 1999 approximated $4,161 and are included in general, administrative, sales and management service expenses in the accompanying consolidated statements of operations.

          In June 1998, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standards No. 133, "Accounting for Derivative Instruments and Hedging Activities" (SFAS 133). SFAS 133 establishes accounting and reporting standards requiring that every derivative instrument (including certain derivative instruments embedded in other contracts) be recorded in the balance sheet as either an asset or liability measured at its fair value. This statement requires that changes in the derivative's fair value be recognized currently in earnings unless specific hedge accounting criteria are met. In June 1999, the FASB issued Statement of Financial Accounting Standards No. 137, "Accounting for Derivative Instruments and Hedging Activities--Deferral of the Effective Date of SFAS 133" (SFAS 137). SFAS 137 amends SFAS 133's effective date. SFAS 137 states the statement is effective for all fiscal quarters of all fiscal years beginning after June 15, 2000. Upon adoption of this statement, the Company anticipates no impact on its reported consolidated financial position, results of operations, cash flows or related disclosures.

3. RELATED PARTY TRANSACTIONS

     (a) HOTEL MANAGEMENT FEES--In addition to managing the hotel properties included in the accompanying consolidated financial statements, the Company provides similar services for other hotel properties owned or controlled by JQH which included five properties at December 31, 1999. A management fee of approximately 3% to 5% of gross revenues (as defined) is paid to the Company by these hotels which aggregated approximately $844, $715, and $643 for the fiscal years ended 1999, 1998, and 1997, respectively.

     (b) ACCOUNTING AND ADMINISTRATIVE SERVICES--The hotels have contracted for accounting and other administrative services with Winegardner & Hammons, Inc. (WHI), a company related by common ownership. The accounting and administrative charges expensed by the hotel properties, included in administrative expenses, were approximately $1,440, $1,388, and $1,411 for the fiscal years ended 1999, 1998, and
          1997, respectively.

          In 1999, the Company negotiated a new contract with WHI to continue to provide accounting and administrative services through June 2002. Charges for these services provided by WHI will approximate $35 per year for each hotel property for the duration of the agreement.

     (c) INSURANCE COVERAGE--To supplement the Company's self-insurance programs, umbrella, property, auto, commercial liability, workers' compensation and, commencing in 1999, medical insurance is provided to the hotel properties under a blanket commercial policy purchased by the Company or WHI, covering hotel properties owned by JQHLP, JQH or managed by WHI. Generally, premiums allocated to each hotel property are based upon factors similar to those used by the insurance provider to compute the aggregate group policy premium. Insurance expense for the properties included in operating expenses was approximately $1,088, $2,158, and $6,196 for the fiscal years ended 1999, 1998, and
          1997, respectively. During fiscal 1999 and 1998, the Company realized continued favorable trends in insurance expense as a result of claim experience and rate improvements and favorable buyouts of several prior self-insured years.

     (d) ALLOCATION OF COMMON COSTS--The Company and its general partner incur certain hotel management expenses incidental to the operations of all hotels beneficially owned or controlled by JQH. These costs principally include the compensation and related benefits of certain senior hotel executives. Commencing in May of 1993, these costs were allocated by the Company to hotels not included in the accompanying consolidated statements, based on the respective number of rooms of all hotels owned or controlled by JQH. These costs approximated $132, $145, and $131 for the fiscal years ended 1999, 1998, and 1997, respectively. Management considers these allocations to be reasonable.

     (e) TRANSACTIONS WITH STOCKHOLDERS AND DIRECTORS--Advances to JQH as of December 31, 1999 approximated $366.0 million. No amounts were due from JQH as of January 1, 1999.

          In fiscal 1998, JQH assumed approximately $0.3 million in costs incurred associated with new developments. No such costs were assumed by JQH in fiscal 1999.

          During 1996, the Company entered into an agreement with a director relating to certain financial advisory services. The Company recognized approximately $17 and $180 in expense for the fiscal years ended 1998 and 1997, respectively, under this agreement. No such services were rendered in fiscal 1999.

     (f) SUMMARY OF RELATED PARTY EXPENSES--The following summarizes expenses reported as a result of activities with related parties:

          FISCAL YEAR ENDING                                                                               1999      1998      1997
          Expenses included within general, administrative, sales
          and management service expenses:
             Accounting and administrative                                                               $1,440    $1,388    $1,411
             Rental expenses (Note 6)                                                                       787       800       465
             Financial advisory services from a director                                                     --        17       180
                                                                                                         ------    ------    ------
                                                                                                         $2,227    $2,205    $2,056
                                                                                                         ======    ======    ======
          Allocated insurance expense from the pooled coverage included within various operating categories:
             Insurance other than medical                                                                $1,088    $2,158    $6,196
                                                                                                         ======    ======    ======
             Medical, self-insured, commencing in 1999                                                   $5,368    $   --    $   --
                                                                                                         ======    ======    ======

4. FRANCHISE AGREEMENTS

As of year end 1999 and 1998, 40 of the 45 and 36 of the 42, respectively, operating hotel properties included in the accompanying consolidated balance sheets have franchise agreements with national hotel chains which require each hotel to remit to the franchisor monthly fees equal to approximately 3% to 5% of gross room revenues, as defined. Franchise fees expensed under these contracts were $8,478, $8,110, and $7,165 for the fiscal years ended 1999, 1998, and 1997, respectively.

As part of the franchise agreement, each hotel also pays additional advertising, reservation and maintenance fees to the franchisor which range from 1% to 3.5% of gross room revenues, as defined. The amount of expense related to these fees included in the consolidated statements of operations as a component of sales expense was approximately $7,720, $7,083, and $6,497 for the fiscal years ended 1999, 1998, and 1997, respectively.

1999 annual report

5. LONG-TERM DEBT

The components of long-term debt are summarized as follows:

FISCAL YEAR END                                                                                                   1999        1998
1994 First Mortgage notes, interest at 8.875%, interest only payable February 15 and
August 15, principal due February 15, 2004, secured by a First Mortgage lien on the original 20 hotel properties (or applicable replacement collateral) and additional
capital contributions of up to $150 million by JQH and an entity under his control. (Note 1(b))               $300,000    $300,000

1995 First Mortgage notes, interest at 9.75%, interest only payable April 1 and October 1, principal due October 1, 2005, secured by a First Mortgage lien on the original six hotel properties (or applicable replacement collateral), a Second Mortgage lien on the original two
hotel properties and additional capital contributions of up to $45 million by JQH. (Note 1(b))                  90,000      90,000

Development bonds, interest rates ranging from variable interest rate approximates 85% of the bond equivalent yield of 13 week U.S. Treasury bills (not to exceed 12%), to fixed interest rates at 7.125%, payable in scheduled installments through August 2015, certain of the obligations subject to optional prepayments by the bondholders, secured by certain hotel facilities, fixtures
and an assignment of rents.                                                                                     13,959      14,443

Mortgage notes payable to banks, insurance companies and a state retirement plan, variable interest rates at prime to LIBOR plus 3.25% with certain instruments subject to a ceiling rate and a floor rate, fixed rates ranging from 7.57% to 9.5%, payable in scheduled installments through
April 2027, secured by certain hotel facilities, fixtures, an assignment of rents, and certain other real property controlled by JQH, with certain instruments subject to cross-collateralization provisions
and, with respect to approximately $394,007 of mortgage notes, a personal guarantee of JQH.                    416,130     344,369

Other notes payable, variable interest rate at prime plus 1% and fixed rates ranging from
6.8% to 8.1%, payable in scheduled installments through March 2003, secured by certain hotel improvements, furniture, fixtures and related equipment and, with respect to approximately
$750 of notes, a personal guarantee of JQH.                                                                      8,754      10,904
                                                                                                              --------    --------

                                                                                                               828,843     759,716

Less-current portion                                                                                           (16,569)    (42,256)
                                                                                                              --------    --------
                                                                                                              $812,274    $717,460
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

The Company paid off or refinanced approximately $28,000 and $133,000 of long-term debt in 1999 and 1998, respectively. In connection with these transactions, the Company incurred approximately $200 and $2,200, respectively, in charges related to the early extinguishment of debt of which $55 and $637, respectively, is allocable to the Company with the remaining charges applied to the minority interest. The Company's debt extinguishment charges have been reflected in the accompanying 1999 and 1998 consolidated statements of operations as an extraordinary item.

Scheduled maturities of long-term debt are summarized as follows:

FISCAL YEAR ENDING                                                 YEAR END 1999

          2000                                                          $ 16,569
          2001                                                            46,878
          2002                                                            31,559
          2003                                                            53,810
          2004                                                           335,032
          Thereafter                                                     344,995
                                                                        --------
                                                                        $828,843
                                                                        ========

6. COMMITMENTS AND CONTINGENCIES

     (a) OPERATING LEASES--The hotel properties lease certain equipment and land from unrelated parties under various lease arrangements. In addition, the Company leases certain parking spaces at one hotel for the use of its patrons and is billed by the lessor based on actual usage. Rent expense for these leases was approximately $3,508, $2,715, and $1,819 for the fiscal years ended 1999, 1998, and 1997, respectively, which has been included in general, administrative, sales and management service expenses.

          Included in the accompanying consolidated financial statements are the operating results of trade centers located in Joplin, Missouri, and Portland, Oregon. Both of the trade centers are owned by JQH. The lease agreement for the Joplin trade center stipulates nominal rentals for each of the fiscal years ended 1999, 1998, and 1997, and for each ensuing year through 2014. The lease agreement for the Portland facility extends through 2004 and requires minimum annual rents of $300 to JQH. In addition, the Company leases office space in Springfield, Missouri, from a partnership (of which JQH is a partner) for annual payments of approximately $234 through December 2001. The Company has also entered into land leases with JQH for two operating hotel properties. Subject to the Company exercising purchase options provided under these agreements, these leases extend through 2036 and 2045, respectively, and require aggregate minimum annual payments of approximately $270. Rent expense for these related party leases was approximately $787, $800, and $465 for the fiscal years ended 1999, 1998, and 1997, respectively.

          The minimum annual rental commitments for these noncancelable operating leases at December 31, 1999, are as follows:

          FISCAL YEAR ENDING                               JQH    OTHER    TOTAL

          2000                                         $   570  $ 1,837  $ 2,407
          2001                                             570    1,387    1,957
          2002                                             570      882    1,452
          2003                                             570      820    1,390
          2004                                             570      803    1,373
          Thereafter                                    10,235   52,070   62,305
                                                       -------  -------  -------
                                                       $13,085  $57,799  $70,884
                                                       =======  =======  =======

     (b) Hotel Development--In 2000, the Company plans to complete construction and open two New Hotels. The total estimated aggregate development and construction costs for these hotels are expected to exceed $70 million.

     (c) STOCK REPURCHASE--On December 1, 1998, the Board of Directors authorized the Company to repurchase up to $3,000 of the outstanding stock at market prices during fiscal 1999. On November 30, 1999, the Board of Directors authorized the Company to repurchase up to an additional $3,000 of the outstanding stock at market prices during fiscal 2000. At December 31, 1999, the Company has repurchased $2,997 of the total authorized to be repurchased.

     (d) LEGAL MATTERS--The Company is party to various legal proceedings arising from its consolidated operations. Management of the Company believes that the outcome of these proceedings, individually and in the aggregate, will have no material adverse effect on the Company's consolidated financial position, results of operations or cash flows.

1999 annual report

7. FAIR VALUE OF FINANCIAL INSTRUMENTS

The fair values of marketable securities and long-term debt approximate their respective historical carrying amounts except with respect to the 1994 and 1995 First Mortgage notes for which fair market value was approximately $408 million at 1999 and 1998. The fair value of the First Mortgage notes issued is estimated by obtaining quotes from brokers.

8. STOCK OPTIONS

Concurrent with the sale of equity securities in November 1994, the Company adopted a stock option plan for its employees. The plan authorizes the issuance of up to 2,416,800 shares of Class A Common Stock. Options granted under the plan in 1994 were at fair market value as of the date of the grant (approximately $16.50 per share). In June 1998, the options outstanding under the initial stock option grant were cancelled. Concurrent with this cancellation, new options were granted under the provisions of the 1994 stock option plan at fair market value as of the date of the grant ($7.38 per share), and are generally exercisable over periods not exceeding 10 years. (See Note 1(b) Additional General Partner Interest.)

A summary of the changes in options outstanding during 1999 and 1998 is as follows:

                                    NUMBER OF SHARES   OPTION PRICE PER SHARE

Outstanding at January 2, 1998               750,000              $     16.50
     Granted                                 829,100                     7.38
     Exercised                                    --                       --
     Cancelled or expired                   (839,600)              7.38-16.50
                                         -----------              -----------

Outstanding at January 1, 1999               739,500                     7.38
     Granted                                      --                       --
     Exercised                                    --                       --
     Expired                                (118,000)                    7.38
                                         -----------              -----------
Outstanding at December 31, 1999             621,500              $      7.38
                                         ===========              ===========
Exercisable at December 31, 1999             155,375              $      7.38
                                         ===========              ===========

The Company accounts for this option plan under APB Opinion No. 25, under which no compensation cost has been recognized. In accordance with Financial Accounting Standards Board Statement No. 123, (SFAS No. 123) "Accounting for Stock-Based Compensation," the Company is required, at a minimum, to report pro forma disclosures of expense for stock-based awards based on their fair values. Had compensation cost been determined consistent with SFAS No. 123, the Company's net loss and diluted loss per share for the years ended December 31, 1999, and January 1, 1999, would have been as follows:

                                                               1999       1998

     NET LOSS
       As reported                                          $  (995)   $  (661)
       Pro forma                                             (1,153)      (771)

     DILUTED LOSS PER SHARE
       As reported                                          $  (.16)   $  (.10)
       Pro forma                                               (.19)      (.12)

Given that disclosures under SFAS No. 123 are not applicable to options granted prior to January 1, 1995, and given the Company granted no options in 1997, there is no additional pro forma compensation expense to be disclosed for 1997.

The fair value of each option grant is estimated on the date of grant using the Black-Scholes option-pricing model with the following weighted average assumptions used for grants in 1998:

     Dividend yield                                               0%
     Expected volatility                                       33.5%
     Risk-free interest rate                                   5.67%
     Expected lives                                             7.5 years

At December 31, 1999, the options granted in 1998 under the 1994 plan to employees have an exercise price of $7.38, a fair value of $3.59 per option and remaining contractual lives of 9 years.

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

On December 31, 1998, the Company completed the sale of a hotel property to an unrelated party for $16.1 million, resulting in a gain of approximately $8 million. The net book value of the hotel's property and equipment at the time of the sale was approximately $8 million. In addition to the cash received upon closing, the sales price included a note receivable for $11.9 million. Proceeds for the balance of the note receivable were received during fiscal 1999. This hotel served as collateral under the 1995 First Mortgage notes (Note 5). Under the terms of this indenture, the Company provided replacement collateral in accordance with the indenture provisions.

On June 16, 1999, the Company completed the sale of a hotel to an unrelated party for $6.5 million, resulting in a gain of approximately $2.4 million. The net book value of the hotel's property and equipment at the time of the sale was approximately $3.6 million. The hotel served as collateral under the 1994 First Mortgage notes (Note 5). Under the terms of this indenture, the Company provided replacement collateral in accordance with the indenture provisions.

Summary unaudited operating results for the eight hotels sold for each of the three years ended 1999, 1998, and 1997, as applicable, are as follows:

FISCAL YEAR ENDING                                                        1999      1998     1997
     Revenues                                                           $1,003   $12,122  $38,064
                                                                        ======   =======  =======
     Income (loss) from operations, including depreciation and
      amortization of $210, $1,315, and $3,578, respectively            $  (22)  $   439  $ 2,264
                                                                        ======   =======  =======

10. QUARTERLY FINANCIAL DATA (UNAUDITED)

QUARTERS                                                   FIRST       SECOND        THIRD       FOURTH
     1999
       Total revenues                                 $   83,595   $   90,452   $   89,206   $   93,195
       Income from operations                             13,694       15,770       12,814       16,593
       Net income (loss) allocable to the Company           (938)         982       (1,047)           8
       Basic and diluted earnings (loss) per share         (0.15)        0.16        (0.17)          --
       Weighted average shares                         6,228,747    6,103,591    6,029,958    5,834,660

     1998
       Total revenues                                 $   78,952   $   81,811   $   82,663   $   82,704
       Income from operations                             11,132       12,788       12,842       12,687
       Net income (loss) allocable to the Company           (969)        (367)        (578)       1,253
       Basic and diluted earnings (loss) per share         (0.15)       (0.06)       (0.09)        0.20
       Weighted average shares                         6,336,100    6,336,100    6,336,100    6,336,100

1999 annual report

John Q. Hammons Hotels, Inc. Portfolio

EMBASSY SUITES                                   SHERATON                                      CORPORATE ADDRESS
                                                  Sioux Falls, South Dakota*                    John Q. Hammons Hotels, Inc.
 Charleston, West Virginia                                                                      300 John Q. Hammons Parkway
 Columbia, South Carolina                        RADISSON                                       Suite 900
 Dallas (D/FW North), Texas                       Coral Springs, Florida                        Springfield, MO 65806
 Des Moines, Iowa                                 Davenport, Iowa                               Telephone: (417) 864-4300
 Greensboro, North Carolina                       Houston (Hobby Airport), Texas                Web site: www.jqhhotels.com
 Greenville, South Carolina
 Kansas City (International Airport), Missouri   MARRIOTT                                      INDEPENDENT AUDITORS
 Lincoln, Nebraska* (Opens 2000)                  Madison, Wisconsin                            Arthur Andersen LLP
 Little Rock, Arkansas                            Tucson, Arizona                               Cincinnati, Ohio
 Montgomery, Alabama
 North Charleston, South Carolina (Opened 2000)  CROWNE PLAZA                                  TRANSFER AGENT
 Omaha, Nebraska                                  Albuquerque, New Mexico                       First Union National Bank of North
 Portland (Airport), Oregon                                                                     Carolina
 Raleigh/Durham, North Carolina                  HOLIDAY INN                                    Shareholder Services Group
 Seaside (Monterey Bay), California               Bakersfield, California (Holiday Inn Select)  230 South Tryon Street
 Tampa, Florida                                   Beaumont, Texas                               Charlotte, North Carolina 28288-1153
                                                  Denver (International Airport), Colorado      Toll Free (800) 829-8432
HAMPTON INN & SUITES                              Denver (Northglenn), Colorado                 Local (704) 374-6531
 Mesquite, Texas                                  Emeryville (Bay Bridge), California           Fax (704) 383-8030
 Springdale, Arkansas                             Fort Collins, Colorado
                                                  Joplin, Missouri                             10-K AVAILABILITY
HOMEWOOD SUITES                                   Portland (International Airport), Oregon     The Company will furnish to any
 Greensboro, North Carolina                       Rapid City, South Dakota*                    shareholder, without charge, a
 Kansas City (International Airport), Missouri    Reno, Nevada                                 copy of the Company's Annual Report
                                                  Sacramento, California                       or Form 10-K as filed with the
RESORTS                                           Sioux Falls, South Dakota*                   Securities and Exchange Commission
 Chateau on the Lake, Branson, Missouri           Springdale, Arkansas                         for the year ended December 31, 1999,
 World Golf Village Renaissance Resort,           Springfield (North), Missouri                upon written request to:
 St. Augustine, Florida                           Springfield (University Plaza), Missouri*
                                                  Tucson (International Airport), Arizona          Investor Relations
INDEPENDENTS                                      West Des Moines, Iowa                            John Q. Hammons Hotels, Inc.
 University Plaza, Bowling Green, Kentucky                                                         300 John Q. Hammons Parkway
 Collins Plaza, Cedar Rapids, Iowa               COURTYARD BY MARRIOTT                             Suite 900
 Capitol Plaza, Jefferson City, Missouri          Springfield, Missouri* (Opens 2000)              Springfield, MO 65806
 Capitol Plaza, Topeka, Kansas
                                                 DAYS INN                                      *  Managed Hotel
RENAISSANCE                                       Springfield, Missouri* (closed 12/31/99)
 Charlotte, North Carolina
 Oklahoma City, Oklahoma (Opened 2000)

Board of Directors

JOHN Q. HAMMONS                    JACQUELINE A. DOWDY                     WILLIAM J. HART
Founder, Chairman &                Secretary                               Partner, Husch & Eppenberger, LLC
Chief Executive Officer            John Q. Hammons Hotels, Inc.
John Q. Hammons Hotels, Inc.                                               JOHN E. LOPEZ-ONA
                                   DANIEL L. EARLEY                        President, Anvil Capital
KENNETH J. WEBER                   President, Clermont Savings Bank
Executive Vice President &                                                 JAMES F. MOORE
Chief Financial Officer            DONALD H. DEMPSEY                       Chairman, Champion Products, Inc.
John Q. Hammons Hotels, Inc.       Executive Vice President &
                                   Chief Financial Officer                 DAVID C. SULLIVAN
                                   Equity Inns, Inc.                       Chairman, ResortQuest International

Committees of the Board

AUDIT COMMITTEE                    COMPENSATION COMMITTEE
John E. Lopez-Ona, Chairman        William J. Hart, Chairman
Donald H. Dempsey                  James F. Moore
James F. Moore                     David C. Sullivan


Officers

JOHN Q. HAMMONS                    JOHN D. FULTON                          TOM C. HARWELL
Founder, Chairman &                Vice President                          Regional Vice President
Chief Executive Officer            Design & Construction                   Southern Region
                                                                           Houston, Texas
KENNETH J. WEBER                   WILLIAM T. GEORGE, JR.
Executive Vice President &         Vice President                          JOE M. MORRISSEY
Chief Financial Officer            Capital Planning & Asset Protection     Regional Vice President
                                                                           Midwest Region
LONNIE A. FUNK                     PAUL E. MUELLNER                        Kansas City, Missouri
Senior Vice President              Vice President
Operations                         Corporate Controller                    WILLIAM A. MEAD
                                                                           Regional Vice President
JACQUELINE A. DOWDY                KENT S. FOSTER                          Eastern Region
Secretary                          Vice President                          Greensboro, North Carolina
                                   Human Resources
STEVEN E. MINTON, AIA                                                      ROBERT A. NIEHAUS
Senior Vice President              DEBRA MALLONEE SHANTZ                   Regional Vice President
Architecture                       Corporate Counsel                       Western Region
                                                                           Sacramento, California
PAT A. SHIVERS                     ROBERT J. FUGAZI
Senior Vice President              Regional Vice President                 VEANNE J. STOCKING
Administration & Control           Central Region                          Regional Vice President
                                   Dallas, Texas                           Rocky Mountains
                                                                           Ft. Collins, Colorado

                           [LOGO OF JOHN Q. HAMMONS]

       300 JOHN Q. HAMMONS PARKWAY . SUITE 900 . SPRINGFIELD, MO 65806 .
                      (417) 864-4300 . www.jqhhotels.com