Form 10-K405, Exhibit 13
period 2000-12-29
HAMMONS JOHN Q HOTELS INC
filed 2001-03-29
CIK 930796

                                                                    EXHIBIT 13.1

Financial Highlights

                                   [PICTURE]

                                   [GRAPHIC]


                  Revenue           Occupancy         Adr         Revpar
                  -------           ---------         ---         ------

1998              338,974             62.1%          91.38         56.79
1999              371,684             62.9%          94.87         59.64
2000              436,574             64.4%          98.56         63.50


                 (in thousands, except per share amounts, ratios and hotel data)


-------------------------------------------------------------------------------
                                         2000           1999         1998
-------------------------------------------------------------------------------
Operating Results
 Total Revenues                    $   436,574      $  371,684    $  338,974

Other Data

 EBITDA                            $   124,778      $  104,540    $   95,029

Share Data

 EBITDA per share/LP Unit          $      5.58      $     4.67    $     4.25
 Operating Cash Flow per share     $      2.28      $     1.89    $     1.69
   (EBITDA less interest expense)

Selected Balance Sheet Data

 Total Assets                      $   920,884      $  934,312    $  876,486
 Total Debt, including current
 portion                           $   836,707      $  828,843    $  759,716

 Minority Interest of Holders
   of Limited Partner Units        $    23,515      $   25,251    $   27,392
 Equity                            $    10,242      $   13,855    $   17,847

Operating Data

 Number of Hotels                           47              45            42
 Number of Rooms                        11,633          11,067        10,293
 Average Occupancy                        64.4%           62.9%         62.1%
 Average Daily Room Rate (ADR)     $     98.56      $    94.87    $    91.38
 Room Revenue per Available
   Room (RevPAR)                   $     63.50      $    59.64    $    56.79


--------------------------------------------------------------------------------

                   J Q H  2 0 0 0  A n n u a l  R e p o r t

T     h     e         C     l    i    m     b


                                [PICTURE]



     Mountain climbers will tell you the thrill of any climb is ultimately reaching the summit. And the moment it's reached, they believe they can accomplish anything. Relentless determination, a methodical approach, a committed team and having the right tools in place help keep them focused on reaching the highest peak--regardless of what the mountain has in store for them.

[PICTURE]



  John Q. Hammons Hotels, Inc. believes in the same formula. The Company continues to climb until its goal is reached. Building and maintaining the finest hotels in the most profitable markets has the Company on course to peak performance. And with the highest goal already in sight, it's apparent
       John Q. Hammons Hotels, Inc. has the right direction, endurance, teamwork and tools needed to reach the summit.

A letter to the stockholders.

At the turn of the century, John Q. Hammons Hotels, Inc. (the "Company") is not only headed in the right direction, but also has new levels of success on the horizon. By focusing on long-term growth and heightened portfolio performance, increased earnings and enhanced stockholder value are within sight.

Our countless years of experience and perseverance have guided our company to the top of the industry. We intend to maintain this position by keeping focused on our three core principles:

    . Assembling a collection of the finest hotels in the most profitable markets
    . Focusing on increasing value of stock by suspending development of new hotels and increasing the return on our existing properties
    . Investing in our dedicated staff and technologies to achieve the highest quality hotel management team in the country


O  n     t  h  e     r  i  g  h  t     p  a  t  h  .

Going into the new millennium, John Q. Hammons Hotels, Inc. will continue to maintain the strongest portfolio in the industry, concentrating its efforts and resources entirely on its operations and building stockholder value. All John Q. Hammons Hotels are designed to target a complete range of potential customers, catering to any size travel group for either business or pleasure. Currently, the Company owns and/or manages 53 hotels in 21 states and boasts 12,989 rooms and 1.654 million square feet of meeting and convention space--more square footage than any other hotel operating company in the country.

Six new hotels are currently under development by a John Q. Hammons' private venture, completely separate from John Q. Hammons Hotels, Inc. These new properties will be managed by John Q. Hammons Hotels, Inc. and will add over 1,580 rooms and suites to the Company's already impressive total.


T  h  e     r  i  g  h  t     t  e  a  m     i  n     p  l  a  c  e  .

Our Springfield, Missouri-based management team is the most dedicated and experienced in the industry. Motivated by a goal-oriented, results-driven business approach, the team is responsible for creating the ideals of service and attention to detail that epitomize every John Q. Hammons' hotel associate.

Scott Tarwater, our new vice president of sales and marketing, is the most recent and welcomed addition to the management team. Mr. Tarwater has over 25 years of experience in sales and marketing in the hotel industry, including significant expertise in revenue management and third party distribution.

With the dedication, experience and know-how to carry the Company above and beyond expectations, our portfolio will continue to prosper.


================================================================================

[PICTURE]

T o  o  l  s     t  o     r  e  a  c  h     t  h  e     t  o  p  .

Already armed with the finest hotels in the country, we will soon manage six additional hotels, developed by the aforementioned private venture that will only fortify the solid John Q. Hammons Hotels, Inc. portfolio.

The following hotels are slated to open in 2001:

    . Renaissance Dallas-Richardson Hotel in Richardson, Texas (Opening in May
      2001)
    . Embassy Suites Nashville South in Franklin, Tennessee (Opening in August
      2001)
    . Residence Inn in Springfield, Missouri (Opening in September 2001)

The following hotels are currently in various stages of development:

    . Embassy Suites Hotel in Albuquerque, New Mexico
    . Renaissance Hotel in Tulsa, Oklahoma
    . Embassy Suites Hotel in Concord, North Carolina

The Company assumed management of four new properties in 2000 that are already reaping great rewards for the Company:

    . Renaissance Hotel in Oklahoma City, Oklahoma
    . Embassy Suites Hotel in North Charleston, South Carolina
    . Embassy Suites Hotel in Lincoln, Nebraska
    . Courtyard by Marriott in Springfield, Missouri

Not only do we pride ourselves in managing the finest hotels in the nation, we're also committed to providing our hotel guests with helpful amenities not offered by other hotel companies.

To that end, in May of 1999, we signed an agreement with CAIS(R) Internet that allows our guests to access the Internet and their e-mail 175 times faster than traditional 56K modems.

Also, because we're committed to having the finest management team in each of our hotels across the country, we are now utilizing a Web-based hospitality training program to help maximize the performance and education of our hotel associates.

The right path. Unwavering endurance. The finest team. All the proper tools in place.

The turn of the century has John Q. Hammons Hotels, Inc. headed in the right direction and with new levels of success in our sights. We invite you to join us on the climb to new heights.

                                                            [PHOTO]
                                                            Sincerely,



                                                            John Q. Hammons
                                                            Founder, Chairman,
                                                            President & CEO


                                   [PICTURE]
--------------------------------------------------------------------------------

                   J Q H  2 0 0 0  A n n u a l  R e p o r t

          D    i    r    e    c    t    i     o     n


               [PICTURE]


      Before climbing the highest mountain, one must spend time determining the safest and surest way to get there. Choosing the clearest path up the mountain is the first step to take before climbing toward the summit. And with the right direction in mind, you'll be better prepared to handle the cracks and crevasses along the way.

[PICTURE]                [PICTURE]                        [PICTURE]
================================================================================
Chateau on the Lake      Renaissance Suites               Radisson Resort
Branson, Missouri        Charlotte, North Carolina        Coral Springs, Florida

T a k i n g    a     L o o k     B e f o r e     t h e     C l i m b

John Q. Hammons pitched the first stake when he set out to build the finest hotels in the country and manage these hotels to the highest standards.

Mr. Hammons' core philosophy is both simple and enduring:

    . Select markets that are primed for growth
    . Choose locations that offer multiple sources of revenue
    . Build hotels using the finest quality materials and construction methods . Affiliate with well-known brands
    . Staff each hotel with the finest management teams

Today, the Company that bears his name has amassed the industry's strongest portfolio of upscale hotels and resorts--one that consistently outperforms the industry and individual properties that are at the top of their respective markets.

John Q. Hammons Hotels, Inc. owns and/or manages 53 hotels in 21 states, representing 12,989 rooms and 1.654 million square feet of meeting and convention space--more than any other hotel management company in the United States. The new hotels that John Q. Hammons is personally developing (which will be managed by the Company) will add 722 rooms and suites, representing an increase of 5.6 percent to the Company's portfolio during 2001.

Most of the Company's hotels are located near demand generators, such as state capitals, universities, airports, corporate headquarters, office parks or other major facilities. All hotels are designed to appeal to a broad range of hotel customers, including conventions, small meetings and business and leisure travelers. Each of the hotels is individually designed by the Company and most contain an impressive multistoried atrium, expansive meeting space, oversized guest rooms or suites, full-service restaurants and comfortable lounge areas.

John Q. Hammons Hotels' meeting facilities can be readily adapted to accommodate large and small meetings, conventions or trade shows.

We specifically target markets that offer environments less susceptible to economic downturns. This enables each of our properties to tap several different sources of meeting and room night revenues in order to drive business.

--------------------------------------------------------------------------------
John Q. Hammons Hotels, Inc.                    2000     2001
--------------------------------------------------------------------------------
        Owned Hotels
           Number of Hotels                        47       47
           Number of Rooms                     11,633   11,633

        Managed Hotels
           Number of Hotels                         6        9
           Number of Rooms                      1,356    2,078

        Total
           Number of Hotels                        53       56
           Number of Rooms                     12,989   13,711



 J  Q   H     2   0   0   0      A    n    n  u  a   l     R   e   p   o   r  t

 Knowing the right path to take doesn't guarantee a successful journey. It takes a willingness to withstand the elements and overcome the obstacles that await every step of the way. An unwavering commitment to achieving the ultimate goal is what separates the true climber from the perpetual dreamer.


[PICTURE]


                               E n d u r a n c e

[PICTURE]                    [PICTURE]                         [PICTURE]
Embassy Suites Golf Resort   Embassy Suites DFW Outdoor World  Embassy Suites on the River
Greenville, South Carolina   Grapevine, Texas                  Des Moines, Iowa

S p e n d i n g  T i m e  o n  t h e  C l i m b

We continually monitor the performance of our individual hotels, as well as overall operations, to ensure that our portfolio and our Company are reaching peak performance.

The Company's strategy is to increase cash flow and thereby enhance stockholder value primarily through (i) capitalizing on positive operating fundamentals in the upscale, full-service sector of our markets and improving the operating results of our newer hotels, (ii) converting the franchises of our existing hotels to franchise brands that are considered more upscale and (iii) selling certain mature assets and reinvesting the net proceeds.

The Company's average room rate for 2000 was $98.56, up 3.9 percent compared to the 1999 average room rate of $94.87. In comparison, the average room rate for the hotel industry was $85.24 in 2000, up 4.9 percent from 1999. EBITDA for the year that ended December 29, 2000, was $124.8 million, up 19.4 percent compared to $104.5 million for 1999. Total revenue for 2000 increased to $436.6 million, up 17.5 percent from $371.7 million in 1999.

The Company owns or manages six of the top ten Embassy Suites Hotels systemwide. Five Holiday Inn hotels were honored by Bass Hotels & Resorts Worldwide at the Global Investors Conference held in Las Vegas, October 2, 2000. Each received Quality Excellence Awards for demonstrating the highest standards in hotel operations, product quality and customer satisfaction.

The board of directors of the Company authorized management to repurchase up to $3.0 million of the outstanding Company stock in fiscal year 2000. Consistent with this authorization, the Company purchased 547,956 shares of Treasury Stock during 2000 at an average price per share of $5.10. Since the inception of its stock repurchase program in 1999, the Company has thus far acquired a total of 1,292,156 shares at an average price per share of $4.49.


-------------------------------------------------------------------------------

                  J Q H  2 0 0 0   A n n u a l   R e p o r t

T e a m                                                        [PICTURE]

      The mountain shows no mercy on those who choose to climb solo. Therefore, a smart climber relies on a strong team to help him reach the top.
      Assembling a trusting group of people who share a common goal makes the journey much safer and more successful.

 [PICTURE]  The John Q. Hammons
                 Hotels, Inc.
                Management Team

Left to Right: Bob Niehaus, Bob Fugazi,
        Joe Morrissey, Veanne Stocking,
  Bill Mead, Tom Harwell, Mark Gundlach

                                   [PICTURE]
                The John Q. Hammons Hotels, Inc. Executive Team

    Left to Right: Debbie Shantz, Bill George, John Fulton, Paul Muellner,
      Lonnie Funk, Scott Tarwater, Kent Foster, Pat Shivers, Steve Minton

Management of John Q. Hammons Hotels, Inc. is coordinated from the Company's headquarters in Springfield, Missouri, by its senior management team. Each team member is driven by a strategic, bottom-line-oriented approach that helps achieve positive results for the Company and its portfolio. Six regional vice presidents and one district director are each responsible for supervising a group of general managers in day-to-day operations. Centralized management services and functions include sales and marketing, purchasing, financial controls, architecture and design, human resources, legal and operations. Through these centralized services, significant cost savings are realized due to economies of scale.

The management team as a whole is characterized by each member's extensive experience in the industry and longevity of service to the Company. Their combined efforts encompass an expertise in every facet of the hospitality business.

--------------------------------------------------------------------------------

                   J Q H  2 0 0 0  A n n u a l  R e p o r t

      An eagle eye, a steady hand and sheer determination are not enough for a successful climb. Having the proper tools during the ascent is vital to reaching the top. Anchors. Ropes. Axes. These tools will give you an advantage along the mountain and help you get a firm grip on the task at hand.

    [PICTURE]
              Tools

[PICTURE]                      [PICTURE]                       [PICTURE]
Renaissance Dallas-Richardson  Embassy Suites Nashville South  Residence Inn
Richardson, Texas              Franklin, Tennessee             Springfield, Missouri
(Opening May 2001)             (Opening August 2001)           (Opening September 2001)

A  S t e p  A h e a d  o f  t h e  S t e p s  A h e a d

In 1998, John Q. Hammons Hotels, Inc. elected to suspend new development in order to generate greater returns for our investors. At the time of the decision, six hotels were under development and all six began operations in 1999 and 2000.

In January 2000, John Q. Hammons Hotels, Inc. opened the Renaissance Hotel in Oklahoma City. The hotel is the centerpiece of the Oklahoma capital city's $300 million Metro Area Projects Plan (MAPS). Combined with the adjoining Myriad Convention Center, the hotel offers more than 60,000 square feet of meeting space. The hotel features 311 rooms and extra amenities such as Bath & Body Works(R) products in each bathroom and a copy of USA Today(R) delivered to guest rooms each weekday morning.

The opening of the Embassy Suites Hotel in North Charleston, South Carolina, in February 2000, has proven to be a spectacular addition to the city. Combined with the new Charleston Area Convention Center, the hotel offers 135,000 square feet of meeting space, which also adjoins the Performing Arts Center that holds more than 14,000 people. The Embassy Suites Charleston Hotel offers 255 suites and is conveniently located near the historic attractions that Charleston has to offer.

In May 2000, the Embassy Suites in Lincoln, Nebraska, a hotel personally developed by John Q. Hammons, opened to the public. The 252-suite hotel includes 20,000 square feet of meeting space, is located adjacent to the University of Nebraska and is within minutes of downtown Lincoln and the Historic Haymarket District. This hotel is managed by the public Company.

In June of 2000, John Q. Hammons announced that he would personally develop and open six new upscale luxury hotels that will be managed by the public Company.

The first of the six hotels is the anchor of a 27-acre development in the Galatyn Park Urban Center. The Renaissance Dallas-Richardson Hotel in Richardson, Texas, will feature 336 rooms and more than 20,000 square feet of meeting space when it opens in May 2001.

Opening in August 2001, the Embassy Suites Nashville South, located in Franklin, Tennessee, will feature 250 suites, more than 20,000 square feet of meeting space and will be positioned near the Franklin Convention Center and Cool Springs Galleria.

In September 2001, a 136-room Residence Inn is slated to open in Springfield, Missouri. Catering to extended-stay guests, the hotel will be located in the heart of Springfield's thriving business district.

Currently under development, the 261-suite Embassy Suites Albuquerque will be located near the University of New Mexico/hospital district and will offer more than 20,000 square feet of meeting space.

Also under development is the 300-room Renaissance Hotel in Tulsa, Oklahoma, which will feature an 80,000-square-foot convention center.

Another hotel in the development stage is the 297-suite Embassy Suites Hotel located near the Charlotte/Lowe's Motor Speedway in Concord, North Carolina .

As well as building the finest hotels in the country, John Q. Hammons Hotels, Inc. is committed to building the finest management team in the industry. The Company has reached an agreement with Kansas City-based learnsystem.com to develop one of the hotel industry's first online universities. This cost-effective online hospitality training program will provide managers the tools they need to maximize the performance of the John Q. Hammons Hotels, Inc. portfolio.

                           J Q H  2000 Annual Report

R e a c h i n g  t h e  S u m m i t

No rest for the weary. The true climber has the summit set in his sights and will settle for nothing less until he makes it there. Only when he touches the top of the mountain does the climber consider the journey successful.

Forty years ago, our founder set out on a mission to create the finest and most strategically positioned hotels in the country. As his vision has grown into a portfolio of high-performing properties in resilient markets, the company he started remains true to its mission to increase the yield for its stockholders.

We have renewed our focus on achieving these goals. We have stayed true to this objective and steadfast to our commitment to increasing stockholder value. We are allowing our upstart hotels to mature without the burden of additional development. We continue to streamline operations by improving our technology and performance in order to maintain the level of service expected by the modern business traveler. And we continue to hire and train only the very best associates in the hospitality industry.

At the end of the climb, we are convinced that our hard work and quality, upscale hotels will pay off and create even greater returns in the years to come.

                                   [PICTURE]
--------------------------------------------------------------------------------
                       Embassy State Downtown/Old Market
                       Omaha, Nebraska

                                                               Renaissance Hotel
                                                         Oklahoma City, Oklahoma

                            [PICTURE APPEARS HERE]

                  J Q H   2 0 0 0   A n n u a l   R e p o r t

Holiday Inn Capitol Plaza
Sacramento, California

                            [PICTURE APPEARS HERE]

================================================================================

     Embassy Suites
     Portland, Oregon

                            [PICTURE APPEARS HERE]

                                                          Chateau on the Lake
                                                            Branson, Missouri

     [PICTURE APPEARS HERE]                            [PICTURE APPEARS HERE]

     Marriott University Park
     Tucson, Arizona

================================================================================

Radisson Resort
Coral Springs, Florida

                            [PICTURE APPEARS HERE]


                                                          [PICTURE APPEARS HERE]

Homewood Suites                                                   Embassy Suites
Greensboro, North Carolina                                     Lincoln, Nebraska

[PICTURE APPEARS HERE]

================================================================================

Embassy Suites on the River
Des Moines, Iowa

                            [PICTURE APPEARS HERE]
================================================================================

                   J Q H  2 0 0 0   A n n u a l  R e p o r t

Renaissance Suites
Charlotte, North Carolina

                            [PICTURE APPEARS HERE]

===============================================================================

C  o  m  p  a  n  y     P  r  o  f  i  l  e

John Q. Hammons Hotels, Inc. and its subsidiaries (collectively, the "Company") are leading independent owners, managers and developers of affordable, upscale hotels in market-driven locations. The Company owns 47 hotels located in 20 states containing 11,633 guest rooms and suites (the "Owned Hotels") and manages six hotels located in three states containing 1,356 guest rooms (the "Managed Hotels"). The Company has suspended development since the completion of the 1999 scheduled hotels. The Company's existing 53 Owned Hotels and Managed Hotels (together, the "JQH Hotels") operate primarily under the Embassy Suites and Holiday Inn trade names. Most of the Company's hotels are near a state capital, university, airport, corporate headquarters, office park or other major facility.

The Company's strategy is to increase cash flow and thereby enhance stockholder value primarily through (i) capitalizing on positive operating fundamentals in the upscale, full-service sector of our markets and improving the operating results of our newer hotels, (ii) converting the franchises of its existing hotels to franchise brands that are considered to be more upscale and (iii) selling certain mature assets and reinvesting the net proceeds. The Company has designed each new hotel to meet the specific needs of the market and has engaged in selling efforts months in advance of the hotel's opening. The Company's entire management team, including senior management, architects, design specialists, hotel managers and sales personnel, is involved in the development and continuing operations of each hotel.

The JQH Hotels are designed to appeal to a broad range of hotel customers, including frequent business travelers, groups and conventions and leisure travelers. The Company individually designs each of the JQH Hotels, and most contain an impressive multistoried atrium, expansive meeting space, large guest rooms or suites and comfortable lounge areas. The JQH Hotels' meeting facilities can be readily adapted to accommodate both large and small meetings, conventions or trade shows. Of the JQH Hotels, the 16 Embassy Suites Hotels are all-suite hotels, which appeal to the traveler needing or desiring greater space and specialized services. The 17 Holiday Inn Hotels are affordably priced hotels designed to attract the business and leisure traveler desiring quality accommodations.

Management of the JQH Hotels is coordinated from the Company's headquarters in Springfield, Missouri, by its senior management team. Six regional vice presidents and one district director are each responsible for supervising a group of general managers in day-to-day operations. Centralized management services and functions include development, architecture and design, sales and marketing, purchasing, human resources, legal, operations and financial controls. Through these centralized services, significant cost savings are realized due to economies of scale.

================================================================================

                   J Q H  2 0 0 0   A n n u a l  R e p o r t

Stock Price Per Share


UNAUDITED QUARTERLY STOCK INFORMATION

The Company's Class A Common Stock (the "Class A Common Stock") was listed on the New York Stock Exchange from November 23, 1994, until February 28, 2000, when it began trading on the American Stock Exchange under the symbol "JQH." Prior to November 23, 1994, the Company's Class A Common Stock was not publicly traded.

The following sets forth the high and low closing sales prices of Class A Common Stock for the period indicated, as reported by the relevant stock exchange composite tapes:

1999                                                  HIGH          LOW
========================================================================
FIRST QUARTER                               $     5    1/2   $  3   9/16
SECOND QUARTER                              $     4   7/16   $  3    1/2
THIRD QUARTER                               $     4    1/2   $  3    3/4
FOURTH QUARTER                              $     4   3/16   $  3   5/16

2000                                                  HIGH           LOW
========================================================================
FIRST QUARTER                               $     5    1/8   $  3   9/16
SECOND QUARTER                              $     5    1/8   $  4
THIRD QUARTER                               $     7   3/16   $  4  15/16
FOURTH QUARTER                              $     6    1/2   $  5    1/8

On March 1, 2001, the last reported sales price of the Class A Common Stock on the AMEX was $5.70. On March 1, 2001, the Company had approximately 1,800 holders of Class A Common Stock on record.

SELECTED CONSOLIDATED FINANCIAL INFORMATION OF THE COMPANY

The selected consolidated financial information of the Company for the 2000, 1999, 1998, 1997 and 1996 Fiscal Years has been derived from, and should be read in conjunction with, the audited consolidated financial statements of the Company, which statements have been audited by Arthur Andersen LLP, independent public accountants. The information presented next should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" included in this report. The Company's fiscal year ends on the Friday nearest December 31.

Selected Consolidated Financial Information

                                 (in thousands, except per share amounts, ratios
                                                                 and hotel data)

FISCAL YEAR ENDED                                            2000      1999      1998      1997       1996
----------------------------------------------------------------------------------------------------------
REVENUES
Rooms (a)                                              $  267,596  $229,807  $211,989  $195,296   $171,206
Food and beverage                                         119,865   101,231    91,982    86,183     79,580
Meeting room rental and other (b)                          49,113    40,646    35,003    31,795     27,488
                                                       ----------  --------  --------  --------   --------
   Total revenues                                         436,574   371,684   338,974   313,274    278,274
                                                       ----------  --------  --------  --------   --------

OPERATING EXPENSES
Direct operating costs and expenses (c)
   Rooms                                                   68,224    59,507    54,600    50,265     43,610
   Food and beverage                                       98,398    84,035    77,018    73,383     67,383
   Other                                                    3,716     3,667     3,389     3,385      2,929
General, administrative, sales and
   management service expenses (d, e)                     124,393   104,876    95,500    85,766     74,646
Repairs and maintenance                                    17,065    15,059    13,438    12,578     11,528
Depreciation and amortization                              53,367    45,669    45,580    34,781     24,034
                                                       ----------  --------  --------  --------   --------
   Total operating expenses                               365,163  $312,813   289,525   260,158    224,130
                                                       ----------  --------  --------  --------   --------

INCOME FROM OPERATIONS                                     71,411    58,871    49,449    53,116     54,144

OTHER (INCOME) EXPENSE
Interest expense and amortization
   of deferred financing fees, net                         73,833    62,209    57,286    44,325     35,620
Gain on property disposition (f)                               --    (2,365)   (8,175)       --         --
                                                       ----------  --------  --------  --------   --------

INCOME (LOSS) BEFORE MINORITY INTEREST,
   PROVISION FOR INCOME TAXES, EXTRAORDINARY
   ITEM AND CUMULATIVE EFFECT OF CHANGE IN
   ACCOUNTING PRINCIPLE (g, m)                             (2,422)     (973)      338     8,791     18,524
Minority interest in (earnings) losses of
   partnership                                              1,736       698      (242)   (6,302)   (13,280)
                                                       ----------  --------  --------  --------   --------
INCOME (LOSS) BEFORE PROVISION FOR INCOME
   TAXES, EXTRAORDINARY ITEM AND CUMULATIVE
   EFFECT OF CHANGE IN ACCOUNTING PRINCIPLE                  (686)     (275)       96     2,489      5,244
Provision for income taxes (h)                               (150)     (150)     (120)      (75)      (105)
                                                       ----------  --------  --------  --------   --------
INCOME (LOSS) BEFORE EXTRAORDINARY ITEM
   AND CUMULATIVE EFFECT OF CHANGE
   IN ACCOUNTING PRINCIPLE                             $     (836) $   (425) $    (24) $  2,414   $  5,139
                                                       ==========  ========  ========  ========   ========

BASIC AND DILUTED INCOME (LOSS) PER SHARE OF
   COMMON STOCK BEFORE EXTRAORDINARY
   ITEM AND CUMMULATIVE EFFECT OF CHANGE
   IN ACCOUNTING PRINCIPLE                             $    (0.16) $  (0.07) $     --  $   0.38   $   0.81
                                                       ==========  ========  ========  ========   ========

                   J Q H  2 0 0 0   A n n u a l  R e p o r t

Continued                                                 (in thousands, except per share amounts, ratios and hotel data)

FISCAL YEAR ENDED                                             2000           1999         1998        1997            1996
OTHER DATA
  EBITDA(i)                                             $  124,778     $  104,540   $   95,029   $  87,897      $   78,178
  Net Cash provided by operating activities                 36,374         41,294       43,494      27,769          72,052
  Net Cash used in investing activities                    (45,584)      (100,216)     (92,925)   (193,271)       (136,296)
  Net Cash provided by financing activities                  5,037         62,416       53,703     161,014          68,916

MARGIN AND RATIO DATA
  EBITDA margin (% of total revenue)(i)                       28.6%          28.1%        28.0%       28.1%           28.1%
  Earnings to fixed charges ratio(j)                          0.96x          0.89x        0.91x       0.97x           1.26x

OPERATING DATA
Owned Hotels:
  Number of Hotels                                              47             45           42          45              39
  Number of Rooms                                           11,633         11,067       10,293      11,108           9,666
  Average Occupancy                                           64.4%          62.9%        62.1%       62.9%           64.7%
  Average Daily Room Rate(ADR)                          $    98.56     $    94.87   $    91.38   $   82.38      $    76.16
  Room Revenue per Available Room
     (RevPAR)(k)                                        $    63.50     $    59.64   $    56.79   $   51.84      $    49.25
  Increase in Yield(l)                                         6.5%           5.0%         9.5%        5.3%            2.4%

BALANCE SHEET DATA
  Total Assets                                          $  920,884     $  934,312   $  876,486   $ 816,733      $  658,072
  Total Debt, including current portion                    836,707        828,843      759,716     695,791         531,143
  Minority interest of holders of the LP units              23,515         25,251       27,392      39,399          33,662
  Equity                                                    10,242         13,855       17,847      18,508          16,094

(a) Includes revenues derived from rooms.
(b) Includes meeting room rental, management fees for providing management services to the Managed Hotels and other.
(c) Includes expenses incurred in connection with rooms, food and beverage and telephones.
(d) Includes expenses incurred in connection with franchise fees, administrative, marketing and advertising, utilities, insurance, property taxes, rent and other.
(e) Includes expenses incurred providing management services to the Managed Hotels.
(f) Gain on sales includes six hotels sold February 6, 1998, one hotel sold December 31, 1998, and one hotel sold June 16, 1999.
(g) The 1998 and 1999 Fiscal Years do not include a $2. 2 million and a $0.2 million, respectively, extraordinary charge related to early extinguishment of debt.
(h) The Company has been taxed as a C Corporation on its portion of the Partnership's earnings.
(i) EBITDA represents earnings before net interest expense, provision for income taxes (if applicable) and depreciation and amortization. EBITDA is used by the Company for the purpose of analyzing its operating performance, leverage and liquidity. Such data are not a measure of financial performance under accounting principles generally accepted in the United States and should not be considered as an alternative to net earnings as an indicator of the Company's operating performance or as an alternative to cash flow as a measure of liquidity.
(j) Earnings used in computing the earnings to fixed charges ratios consist of net income plus fixed charges. Fixed charges consist of interest expense and that portion of rental expense representative of interest (deemed to be one-third of rental expense).
(k) Total room revenue divided by number of available rooms. Available rooms represent the number of rooms available for rent multiplied by the number of days in the period presented.
(l) Increase in yield represents the period-over-period increases in yield. Yield is defined as the room revenue per available room (RevPAR).
(m) The Company adopted a new accounting pronouncement in 1999 which requires cost of start-up activities, including pre-opening expenses, to be expensed as incurred. The 1999 Fiscal Year does not include a $1.8 million charge related to the change in accounting.

Management's Discussion
and Analysis of Financial Condition
and Results of Operations

GENERAL

The following discussion and analysis primarily address results of operations of the Company for the fiscal years ended December 29, 2000 ("2000"), December 31, 1999 ("1999") and January 1, 1999 ("1998"). The following discussion should be read in conjunction with the selected consolidated financial information of the Company and the consolidated financial statements of the Company included elsewhere herein.

The Company's consolidated financial statements include revenues from the Owned Hotels and management fee revenues for providing management services to the Managed Hotels. References to the JQH Hotels include both the Owned Hotels and the Managed Hotels. Revenues from the Owned Hotels are derived from rooms, food and beverage, meeting rooms and other revenues. The Company's beverage revenues include only revenues from the sale of alcoholic beverages, while revenues from the sale of non-alcoholic beverages are shown as part of food revenues. Direct operating costs and expenses include expenses incurred in connection with the direct operation of rooms, food and beverage and telephones. General, administrative, sales and management service expenses include expenses incurred from franchise fees, administrative, sales and marketing, utilities, insurance, property taxes, rent, management services and other expenses.

From 1996 through 2000, the Company's total revenues grew at an annual compounded growth rate of 11.9%, from $278.3 million to $436.6 million. Occupancy for the Owned Hotels during that period decreased 0.3 percentage points from, 64.7% to 64.4%. However, the Owned Hotels' average daily room rate
(ADR) increased by 29.4%, from $76.16 to $98.56 during that period. Room revenue per available room (RevPAR) increased by 28.9%, from $49.25 to $63.50.

In general, hotels opened during the period from 1996 to 2000 decreased overall occupancy but increased the overall average room rate. The Company tracks the performance of the Owned Hotels in two groups. One group of hotels are those opened by the Company during the current and prior fiscal years (the "New Hotels"). During 2000, the New Hotels included two hotels opened in 2000 and four hotels opened in 1999. The remainder of the Owned Hotels, excluding the New Hotels, are defined as "Mature Hotels." In 2000, the Mature Hotels included 41 hotels opened prior to 1999. New hotels typically generate positive cash flow from operations before debt service in the first year, generate cash sufficient to service mortgage debt in the second year and create positive cash flow after debt service in the third year.

                   J Q H  2 0 0 0  A n n u a l  R e p o r t

Results of Operations of the Company

                                                          (in thousands, except per share amounts, ratios and hotel data)

FISCAL YEAR ENDED                                       2000              1999           1998            1997          1996
OWNED HOTELS
   Average Occupancy                                    64.4%             62.9%          62.1%           62.9%         64.7%
   Average Daily Room Rate (ADR)                 $     98.56       $     94.87     $    91.38     $     82.38    $    76.16
   Room Revenue per Available Room (RevPAR)      $     63.50       $     59.64     $    56.79     $     51.84    $    49.25
   Available Rooms(a)                              4,213,947         3,853,403      3,733,166       3,767,387     3,476,279
   Number of Hotels                                       47                45             42              45            39

MATURE HOTELS
   Average Occupancy                                    65.1%             64.7%          64.1%           63.8%         64.8%
   Average Daily Room Rate (ADR)                 $     96.90       $     93.60     $    86.50     $     79.80    $    76.06
   Room Revenue per Available Room (RevPAR)      $     63.09       $     60.57     $    55.41     $     50.90    $    49.29
   Available Rooms(a)                              3,669,239         3,332,718      3,012,845       3,388,896     3,454,899
   Number of Hotels                                       41                37             32              37            37

NEW HOTELS
   Average Occupancy                                    59.9%             51.0%          54.1%           55.3%         42.2%
   Average Daily Room Rate (ADR)                 $    110.68       $    105.25     $   115.55     $    108.97    $   100.49
   Room Revenue per Available Room (RevPAR)      $     66.29       $     53.70     $    62.54     $     60.21    $    42.42
   Available Rooms(a)                                544,708           520,685        720,321         378,491        21,380
   Number of Hotels                                        6                 8             10               8             2

PERCENTAGES OF TOTAL REVENUES
   REVENUES
   Rooms                                                61.3%             61.8%          62.6%           62.3%         61.8%
   Food and beverage                                    27.5%             27.3%          27.1%           27.5%         28.3%
   Meeting room rental and other                        11.2%             10.9%          10.3%           10.2%          9.9%
                                                 -----------       -----------     ----------     -----------    ----------
     Total revenues                                    100.0%            100.0%         100.0%          100.0%        100.0%
                                                 -----------       -----------     ----------     -----------    ----------
   OPERATING EXPENSES
   Direct operating costs and expenses
     Rooms                                              15.6%             16.0%          16.1%           16.0%         15.7%
     Food and beverage                                  22.5%             22.6%          22.7%           23.4%         24.3%
     Other                                               0.9%              1.0%           1.0%            1.1%          1.1%
   General, administrative, sales and
     management service expenses                        28.5%             28.2%          28.2%           27.4%         26.9%
   Repairs and maintenance                               3.9%              4.1%           4.0%            4.0%          4.2%
   Depreciation and amortization                        12.2%             12.3%          13.4%           11.1%          8.7%
                                                 -----------       -----------     ----------     -----------    ----------
     Total operating expenses                           83.6%             84.2%          85.4%           83.0%         80.9%
                                                 -----------       -----------     ----------     -----------    ----------
   Income from Operations                               16.4%             15.8%          14.6%           17.0%         19.1%
                                                 ===========       ===========     ==========     ===========    ==========

(a) Available rooms represent the number of rooms available for rent multiplied by the number of days in the period reported or, in the case of new hotels, the number of days the hotel was open during the period reported. The Company's 1996 Fiscal Year contained 53 weeks, or 371 days, while its 1997, 1998, 1999 and 2000 Fiscal Years each contained 52 weeks, or 364 days.

2000 FISCAL YEAR COMPARED TO 1999 FISCAL YEAR

Total revenues increased to $436.6 million in 2000 from $371.7 million in 1999, an increase of $64.9 million, or 17.5%. Of total revenues recognized in 2000, 61.3% were revenues from rooms, compared to 61.8% in 1999. Revenues from food and beverage represented 27.5% of total revenues recognized in 2000, compared to 27.3% in 1999, and revenues from meeting room rental and other represented 11.2% of total revenues in 2000 and 10.9% in 1999.

Rooms revenues increased to $267.6 million in 2000 from $229.8 million in 1999, an increase of $37.8 million, or 16.4%, as a result of a full year of operation for the four hotels opened in 1999 and an increase in both the average daily room rate and occupancy of the Mature Hotels. Average daily room rates (ADR) of Mature Hotels increased to $96.90 in 2000 from $93.60 in 1999. The occupancy in the Mature Hotels increased 0.4 percentage points to 65.1% in 2000, compared to 64.7% in 1999. The Mature Hotels' room revenue per available room (RevPAR) improved to $63.09 in 2000 from $60.57 in 1999, an increase of $2.52, or 4.2%. In 2000, the new hotels included six hotels, which generated a revenue per available room (RevPAR) of $66.29, up 23.4% from the 1999 revenue per available room (RevPAR) of $53.70, when eight new hotels were open. In general, management believes the New Hotels are more insulated from the effects of new hotel supply than are the Mature Hotels, since the New Hotels utilize franchise brands that are considered to be more upscale in nature, and the New Hotels have higher-quality guest rooms and public spaces.

Food and beverage revenues increased to $119.9 million in 2000 from $101.2 million in 1999, an increase of $18.7 million, or 18.5%. This increase was primarily due to revenues associated with the New Hotels.

Meeting room rental and other revenues increased to $49.1 million in 2000 from $40.6 million in 1999, an increase of $8.5 million, or 20.9%. This increase was primarily due to the additional meeting space in the New Hotels.

Direct operating costs and expenses for rooms increased to $68.2 million in 2000 from $59.5 million in 1999, an increase of $8.7 million, or 14.6%. As a percentage of rooms revenue, these expenses decreased slightly to 25.5% in 2000 from 25.9% in 1999. The increased expense was associated with the New Hotels. These costs generally represent a higher percentage of rooms revenue in newer hotels until these hotels reach stabilized occupancy levels.

Direct operating costs and expenses for food and beverage increased to $98.4 million in 2000 from $84.0 million in 1999, an increase of $14.4 million, or 17.1%, but decreased as a percentage of food and beverage revenues to 82.1% from 83.0% in 1999. The dollar increase was due to costs associated with the higher volume of sales associated with the New Hotels.

Direct operating costs and expenses for other were $3.7 million in both 2000 and 1999. As a percentage of meeting room rental and other revenues, these expenses decreased to 7.5% in 2000 from 9.1% in 1999.

General, administrative, sales and management service expenses increased to $124.4 million in 2000 from $104.9 million in 1999, an increase of $19.5 million, or 18.6%. Increases in these expenses were primarily attributable to expenses associated with the opening of new hotels in 1999. A large portion of expenses associated with new hotel openings are fixed costs in nature. As a result, these expenses rise faster than revenues in the first one to two years of operation. As a percentage of total revenues, these expenses increased slightly to 28.5% in 2000 from 28.2% in 1999.

Repairs and maintenance expenses increased to $17.1 million in 2000 from $15.1 million in 1999, an increase of $2.0 million, or 13.2%, but decreased as a percentage of total revenues to 3.9%, compared to 4.1% in 1999.

Depreciation and amortization increased by $7.7 million, or 16.8%, to $53.4 million in 2000 from $45.7 million in 1999. As a percentage of total revenues, these expenses decreased slightly to 12.2% in 2000, compared to 12.3% in 1999. The dollar increase was a direct result of the increased level of capital expenditures for the New Hotels.

Income from operations increased to $71.4 million in 2000 from $58.9 million in 1999, an increase of $12.5 million, or 21.2%. As a percentage of total revenues, income from operations was 16.4% in 2000, compared to 15.8% in 1999, due to improved profit margins.

Interest expense and amortization of deferred financing fees net increased to $73.8 million in 2000 from $62.2 million in 1999, an increase of $11.6 million, or 18.6%. The increase was attributable to debt associated with the financing of the New Hotels.

Loss before minority interest, provision for income taxes, extraordinary item and cumulative effect of change in accounting principle was $2.4 million in 2000 compared to $1.0 million in 1999, an increased loss of $1.4 million. The 1999 results include a $2.4 million gain on the sale of one Holiday Inn in June 1999.

Net loss for 2000 was $0.8 million, compared to $1.0 million in 1999. In 1999, the Company recognized an extraordinary item of $0.06 million related to debt restructuring. The Company's 1999 results also reflect a $0.5 million cumulative effect of a change in accounting principle to expense unamortized pre-opening costs.

J Q H    2 0 0 0  A N N U A L  R E P O R T

1999 FISCAL YEAR COMPARED TO 1998 FISCAL YEAR

Total revenues increased to $371.7 million in 1999 from $339.0 million in 1998, an increase of $32.7 million, or 9.6%. Of total revenues recognized in 1999, 61.8% were revenues from rooms, compared to 62.5% in 1998. Revenues from food and beverage represented 27.2% of total revenues recognized in 1999, compared to 27.1% in 1998, and revenues from meeting room rental and other represented 10.9% of total revenues, compared to 10.3% in 1998.

Rooms revenues increased to $229.8 million in 1999 from $212.0 million in 1998, an increase of $17.8 million, or 8.4%, as a result of the addition of four hotels opened in 1999, a full year of operation for the four hotels opened in 1998 and an increase in the average daily room rate (ADR) of the Mature Hotels. Average daily room rates (ADR) of Mature Hotels increased to $93.60 in 1999 from $86.50 in 1998. The occupancy in the Mature Hotels was a 0.6 percentage point increase to 64.7% in 1999, compared to 64.1% in 1998. The Mature Hotels' room revenue per available room (RevPAR) improved to $60.57 in 1999 from $55.41 in 1998, an increase of $5.16, or 9.3%. In 1999, the New Hotels included eight hotels, which generated a revenue per available room (RevPAR) of $53.70, down 14.1% from the 1998 revenue per available room (RevPAR) of $62.54, when ten new hotels were open. In general, management believes the New Hotels are more insulated from the effects of new hotel supply than are the Mature Hotels, since the New Hotels utilize franchise brands that are considered to be more upscale in nature, and the New Hotels have higher-quality guest rooms and public spaces.

Food and beverage revenues increased to $101.2 million in 1999 from $92.0 million in 1998, an increase of $9.2 million, or 10.0%. This increase was primarily due to revenues associated with the New Hotels.

Meeting room rental and other revenues increased to $40.6 million in 1999 from $35.0 million in 1998, an increase of $5.6 million, or 16.0%. This increase was primarily due to the additional meeting space in the New Hotels.

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

Direct operating costs and expenses for food and beverage increased to $84.0 million in 1999 from $77.0 million in 1998, an increase of $7.0 million, or 9.1%, but decreased slightly as a percentage of food and beverage revenues to 83.0% from 83.7% in 1998. The dollar increase was due to costs associated with the higher volume of sales associated with the New Hotels.

Direct operating costs and expenses for other were $3.7 million in 1999 and $3.4 million in 1998, an 8.8% increase. As a percentage of meeting room rental and other revenues, these expenses were 9.1% in 1999 and 9.7% in 1998.

General, administrative, sales and management service expenses increased to $104.9 million in 1999 from $95.5 million in 1998, an increase of $9.4 million, or 9.8%. Increases in these expenses were primarily attributable to expenses associated with the opening of new hotels in 1998 and 1999. A large portion of expenses associated with new hotel openings are fixed costs in nature. As a result, these expenses rise faster than revenues in the first one to two years of operation. As a percentage of total revenues, these expenses remained stable at 28.2% in both years.

Repairs and maintenance expenses increased to $15.1 million in 1999 from $13.4 million in 1998, an increase of $1.7 million, or 12.7%, and increased slightly as a percentage of revenues to 4.1% from 4.0% in 1998.

Depreciation and amortization increased slightly by $0.1 million, or 0.2%, to $45.7 million in 1999 from $45.6 million in 1998. As a percentage of total revenues, these expenses decreased to 12.3% in 1999 from 13.4% in 1998. The dollar increase was a direct result of the increased level of capital expenditures for the New Hotels.

Income from operations increased to $58.9 million in 1999 from $49.4 million in 1998, an increase of $9.5 million, or 19.2%. As a percentage of total revenues, income from operations was 15.8% in 1999, compared to 14.6% in 1998, due primarily to the higher proportion of the non-cash expense of depreciation and amortization in 1998.

Interest expense and amortization of deferred financing fees net increased to $62.2 million in 1999 from $57.3 million in 1998, an increase of $4.9 million, or 8.6%. The increase was attributable to debt associated with the financing of the New Hotels.

Income (loss) before minority interest, provision for income taxes, extraordinary item and cumulative effect of change in accounting principle was a $1.0 million loss in 1999, compared to $0.3 million of income in 1998, a decrease of $1.3 million. The 1999 results include a $2.4 million gain on the sale in June 1999 of one Holiday Inn, and the 1998 results include an $8.2 million gain on sales of property and equipment in connection with the sale of six Holiday Inns in February of 1998 and one Holiday Inn in December of 1998.

Net loss for 1999 was $1.0 million, compared to $0.7 million in 1998. In 1999, the Company recognized an extraordinary item of $0.06 million related to debt restructuring, compared to $0.6 million in 1998. The Company's 1999 results also reflect a $0.5 million cumulative effect of a change in accounting principle to expense unamortized pre-opening costs.

LIQUIDITY AND CAPITAL RESOURCES

In general, the Company has financed its operations through internal cash flow, loans from financial institutions, the issuance of public debt and equity and the issuance of industrial revenue bonds. The Company's principle uses of cash are to pay operating expenses, to service debt and to fund capital expenditures.

At December 29, 2000, the Company had $45.6 million of cash and equivalents and also had $3.6 million of marketable securities, compared to $49.7 million in cash and cash equivalents and $5.0 million of marketable securities at the end of 1999. Such amounts are available for working capital requirements of the Company.

Net cash provided by operating activities decreased to $36.4 million at the end of 2000 from $41.3 million at the end of 1999, a decrease of $4.9 million, or 11.9%, primarily as the result of reduction of accounts payable, accrued expenses and other obligations.

The Company incurred capital expenditures of $43.5 million and $123.6 million, respectively, for 2000 and 1999. Capital expenditures typically include capital improvements on existing hotel properties and expenditures for development of new hotels. Capital expenditures in 2000 included $21.5 million for new hotel development and $22.0 million for existing hotels. During 1999, capital expenditures for existing hotels and new hotel development were $16.1 million and $107.5 million, respectively. During 2001, the Company expects capital expenditures to approximate $22.3 million.

At the end of 2000, total debt was $836.7 million compared with $828.8 million in 1999. The increase is attributable to the hotels opened during 2000. The current portion of long-term debt was $56.3 million at the end of 2000, compared with $16.6 million at the end of 1999. The current portion of debt at the end of 2000 reflects the maturity of construction loans for two hotel properties. Both loans have extension provisions, however the Company plans to secure permanent long-term financing.

The Company expects 2001 capital requirements to be funded by existing cash, cash flow from operations and refinancing of certain existing hotels.Based upon current plans, the Company anticipates that its capital resources will be adequate to satisfy its 2001 normal recurring capital improvement projects.

Consistent with the authorization by the Board of Directors, the Company purchased 547,956 shares of Class A Common Stock during 2000 at an approximate average price of $5.10 per share, net of commissions.

The Company did not distribute or accrue any amounts in 2000 or 1999 to its partner for income taxes. Distributions by the Company must be made in accordance with the provisions of the Indentures.


J Q H  2 0 0 0  A N N U A L  R E P O R T

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

QUANTITATIVE AND QUALITATIVE DISCLOSURE ABOUT MARKET RISK

The Company is exposed to changes in interest rates primarily as a result of its investing and financing activities . Investing activity includes operating cash accounts and investments, with an original maturity of three months or less, and certain balances of various money market and common bank accounts. The financing activities of the Company are comprised of long-term fixed and variable rate debt obligations utilized to fund business operations and maintain liquidity. The following table presents the principal cash repayments and related weighted average interest rates by maturity date for the Company's long-term fixed and variable rate debt obligations as of December 29, 2000:


EXPECTED MATURITY DATE                                                                                 FAIR
(IN MILLIONS)                      2001     2002     2003     2004     2005    THEREAFTER   TOTAL     VALUE(d)
Long-Term Debt (a)

   $300 million

      First Mortgage notes      $  ----  $  ----  $  ----  $  300  $   ----      $  ----    $ 300    $  272
   Average interest rate (b)        8.9%     8.9%     8.9%    8.9%                            8.9%

   $90 million

      First Mortgage notes      $  ----  $  ----  $  ----  $ ----  $     90      $  ----    $  90    $   81
   Average interest rate (b)        9.8%     9.8%     9.8%    9.8%      9.8%                  9.8%

   Other fixed-rate

      debt obligations          $     8  $    31  $    39  $    7  $      8      $   219    $ 312    $  312
   Average interest rate (b)        8.3%     8.6%     8.1%    8.4%      8.4%         8.6%     8.5%

   Other variable-rate

      debt obligations          $    48  $     1  $    17  $   30  $      2      $    37    $ 135    $  135
   Average interest rate (c)        9.3%     9.3%     9.3%    9.3%      9.3%         9.3%     9.3%

(a)    Includes amounts reflected as long-term debt due within one year.

(b) For the long-term fixed rate debt obligations, the weighted average interest rate is based on the stated rate of the debt that is maturing in the year reported. The weighted average interest rate excludes the effect of the amortization of deferred financing costs.

(c) For the long-term variable rate debt obligations, the weighted average interest rate assumes no changes in interest rates and is based on the variable rate of the debt, as of December 29, 2000, that is maturing in the year reported. The weighted average interest rate excludes the effect of the amortization of deferred financing costs.

(d) The fair values of long-term debt obligations approximate their respective historical carrying amounts, except with respect to the $300 million First Mortgage notes and the $90 million First Mortgage notes. The fair value of the First Mortgage note issues is estimated by obtaining quotes from brokers.

Report of Independent Public Accountants

TO THE STOCKHOLDERS OF JOHN Q. HAMMONS HOTELS, INC.:

We have audited the accompanying consolidated balance sheets of John Q. Hammons Hotels, Inc. and Companies (Note 1) as of December 29, 2000, and December 31, 1999, and the related consolidated statements of operations, changes in minority interest and stockholders' equity and cash flows for each of the three fiscal years ended December 29, 2000, December 31, 1999, and January 1, 1999. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of John Q. Hammons Hotels, Inc. and Companies (Note 1) as of December 29, 2000, and December 31, 1999, and the results of their operations and their cash flows for each of the three fiscal years ended December 29, 2000, December 31, 1999, and January 1, 1999, in conformity with accounting principles generally accepted in the United States.

As discussed in Note 2 to the consolidated financial statements, effective in the first quarter of fiscal 1999, the Company changed its method of accounting for costs of start-up activities, including pre-opening expenses.


                                                               Cincinnati, Ohio
                                                               February 9, 2001


J Q H  2 0 0 0  A n n u a l  R e p o r t

CONSOLIDATED BALANCE SHEETS
(000s omitted, except share data)

ASSETS
FISCAL YEAR END                                                                     2000           1999
CASH AND EQUIVALENTS (restricted $715 and
   $1,323 in 2000 and 1999, respectively)(Note 2)                            $    45,554    $    49,727

MARKETABLE SECURITIES (Note 2)                                                     3,617          4,982

RECEIVABLES
   Trade, less allowance for doubtful accounts of $231 and
      $226 in 2000 and 1999, respectively                                         11,606         11,677
   Construction reimbursements, pending insurance claims and other (Note 2)        2,438          2,370
   Management fees (Note 3)                                                          101             63

INVENTORIES                                                                        1,496          1,349

PREPAID EXPENSES AND OTHER                                                         2,396          1,699
                                                                             -----------    -----------
TOTAL CURRENT ASSETS                                                              67,208         71,867
                                                                             -----------    -----------
PROPERTY AND EQUIPMENT, at cost (Notes 2, 5 and 6)
   Land and improvements                                                          58,229         55,818
   Buildings and improvements                                                    740,618        683,462
   Furniture, fixtures and equipment                                             297,946        270,146
   Construction in progress                                                         ----         53,462
                                                                             -----------    -----------
                                                                               1,096,793      1,062,888
   Less: Accumulated depreciation and amortization                              (273,535)      (227,411)
                                                                             -----------    -----------
                                                                                 823,258        835,477
DEFERRED FINANCING COSTS, FRANCHISE FEES
   AND OTHER, net (Notes 2, 4 and 5)                                              30,418         26,968
                                                                             -----------    -----------
TOTAL ASSETS                                                                 $   920,884    $   934,312
                                                                             ===========    ===========

       The accompanying notes to consolidated financial statements are an integral part of these consolidated balance sheets.

   CONSOLIDATED BALANCE SHEETS
   (000s omitted, except share data)

   LIABILITIES AND EQUITY
   FISCAL YEAR END                                                                   2000          1999
   LIABILITIES
     Current portion of long-term debt (Note 5)                               $    56,258    $   16,569
     Accounts payable, including construction payables of
         approximately $0 and $4,055 in 2000 and 1999, respectively                 5,990        11,877
     Accrued expenses
         Payroll and related benefits                                               9,077         7,720
         Sales and property taxes                                                  11,642        10,368
         Insurance (Notes 2 and 3)                                                  2,292         7,576
         Interest                                                                  12,639        12,873
         Utilities, franchise fees and other                                        6,747         6,546
                                                                              -----------    ----------
           Total current liabilities                                              104,645        73,529
     Long-term debt (Note 5)                                                      780,449       812,274
     Other obligations and deferred revenue (Note 2)                                2,033         9,403
                                                                              -----------    ----------
   TOTAL LIABILITIES                                                              887,127       895,206
                                                                              -----------    ----------
   COMMITMENTS AND CONTINGENCIES (Note 6)

   MINORITY INTEREST OF HOLDERS OF LIMITED
     PARTNER UNITS (Note 1)                                                        23,515        25,251

   STOCKHOLDERS' EQUITY (Notes 1 and 6)
     Preferred Stock, $.01 par value, 2,000,000 shares
         authorized, none outstanding                                                ----          ----
     Class A Common Stock, $.01 par value, 40,000,000 shares
         authorized at December 29, 2000, and December 31, 1999,
         6,042,000 shares issued at December 29, 2000, and December
         31, 1999, and 4,770,419 and 5,308,120 shares outstanding
         at December 29, 2000, and December 31, 1999, respectively                     60            60
     Class B Common Stock, $.01 par value, 1,000,000 shares
         authorized, 294,100 shares issued and outstanding                              3             3
     Paid-in capital                                                               96,373        96,373
     Retained deficit, net                                                        (80,420)      (79,584)
     Less: Treasury Stock, at cost; 1,271,581 and 733,880 shares at
       December 29, 2000, and December 31, 1999, respectively                      (5,774)       (2,997)
                                                                              -----------    ----------
   TOTAL EQUITY                                                                    10,242        13,855
                                                                              -----------    ----------
   TOTAL LIABILITIES AND EQUITY                                               $   920,884    $  934,312
                                                                              ===========    ==========

      The accompanying notes to consolidated financial statements are an integral part of these consolidated balance sheets.

                   J Q H  2 0 0 0  A n n u a l  R e p o r t

CONSOLIDATED STATEMENTS OF OPERATIONS

(000s omitted, except share data)

FISCAL YEAR ENDED                                                             2000            1999              1998
REVENUES (Note 9)
   Rooms                                                                $  267,596      $  229,807        $  211,989
   Food and beverage                                                       119,865         101,231            91,982
   Meeting room rental and other                                            49,113          40,646            35,003
                                                                        ----------      ----------        ----------
     Total revenues                                                        436,574         371,684           338,974
                                                                        ----------      ----------        ----------
OPERATING EXPENSES (Notes 3, 4 and 6)
   Direct operating costs and expenses
     Rooms                                                                  68,224          59,507            54,600
     Food and beverage                                                      98,398          84,035            77,018
     Other                                                                   3,716           3,667             3,389
   General, administrative, sales
     and management service expenses                                       124,393         104,876            95,500
   Repairs and maintenance                                                  17,065          15,059            13,438
   Depreciation and amortization (Note 9)                                   53,367          45,669            45,580
                                                                        ----------      ----------        ----------
     Total operating expenses                                              365,163         312,813           289,525
                                                                        ----------      ----------        ----------

INCOME FROM OPERATIONS (Note 9)                                             71,411          58,871            49,449

OTHER (INCOME) EXPENSE
   Interest expense and amortization of deferred financing fees net of $2,798, $3,161 and $3,794 of interest income in
     2000, 1999 and 1998, respectively (Note 2(g))                          73,833          62,209            57,286
   Gain on sales of property and equipment (Note 9)                             --          (2,365)           (8,175)
                                                                        ----------      ----------        ----------
INCOME (LOSS) BEFORE MINORITY INTEREST, PROVISION FOR
   INCOME TAXES, EXTRAORDINARY ITEM AND CUMULATIVE EFFECT
   OF CHANGE IN ACCOUNTING PRINCIPLE                                        (2,422)           (973)              338
   Minority interest in (earnings) losses of partnership
   (Note 1)                                                                  1,736             698              (242)
                                                                        ----------      ----------        ----------

INCOME (LOSS) BEFORE PROVISION FOR INCOME TAXES,
   EXTRAORDINARY ITEM AND CUMULATIVE EFFECT OF CHANGE IN
   ACCOUNTING PRINCIPLE                                                       (686)           (275)               96
   Provision for income taxes (Note 2(l))                                     (150)           (150)             (120)
                                                                        ----------      ----------        ----------
LOSS BEFORE EXTRAORDINARY ITEM AND
   CUMULATIVE EFFECT OF CHANGE IN ACCOUNTING PRINCIPLE                        (836)           (425)              (24)
   Extraordinary item; cost of early extinguishment of debt,
     net of applicable tax benefit (Note 5)                                     --             (55)             (637)
                                                                        ----------      ----------        ----------
LOSS BEFORE CUMULATIVE EFFECT OF CHANGE
   IN ACCOUNTING PRINCIPLE                                                    (836)           (480)             (661)
   Cumulative effect of change in accounting principle,
     net of applicable tax benefit (Note 2(s))                                  --            (515)               --
                                                                        ----------      ----------        ----------
NET LOSS (Note 1)                                                       $     (836)     $     (995)       $     (661)
                                                                        ==========      ==========        ==========

BASIC AND DILUTED LOSS PER SHARE (Note 2(p))
   Loss before extraordinary item and cumulative effect
     of change in accounting principle                                  $     (.16)     $     (.07)       $       --
   Extraordinary item                                                           --            (.01)             (.10)
   Cumulative effect of change in accounting principle                          --            (.08)               --
                                                                        ----------      ----------        ----------
   Loss allocable to the Company                                        $     (.16)     $     (.16)       $     (.10)
                                                                        ==========      ==========        ==========
WEIGHTED AVERAGE SHARES OUTSTANDING                                      5,349,988       6,067,659         6,336,100
                                                                        ==========      ==========        ==========

       The accompanying notes to consolidated financial statements are an integral part of these consolidated statements.

CONSOLIDATED STATEMENTS OF CHANGES IN
MINORITY INTEREST AND STOCKHOLDERS' EQUITY (1)
(000s omitted)

       MINORITY INTEREST                                                 STOCKHOLDERS' EQUITY

                                                      CLASS A    CLASS B             COMPANY RETAINED
                                                      COMMON     COMMON    PAID-IN     DEFICIT AFTER    TREASURY
                                                      STOCK      STOCK     CAPITAL     REORGANIZATION     STOCK      TOTAL
BALANCE, Year end 1997                    $ 39,399    $   60      $   3    $ 96,373        $ (77,928)   $     --    $ 18,508
Distributions (Note 1(b))                  (10,637)       --         --          --               --          --          --
Net loss allocable to the Company               --        --         --          --             (661)         --        (661)
Minority interest in losses of the
   partnership, extraordinary
   after item of $1,612                     (1,370)       --         --          --               --          --          --
                                          --------    ------      -----    --------        ---------    --------    --------

BALANCE, Year end 1998                      27,392        60          3      96,373          (78,589)         --      17,847
Net loss allocable to the Company               --        --         --          --             (995)         --        (995)
Minority interest in losses of
   partnership, after extraordinary
   item and cumulative effect of
   change in accounting
   principle of $1,443                      (2,141)       --         --          --               --          --          --
Treasury Stock purchased                        --        --         --          --               --      (3,037)     (3,037)
Issuance of Common Stock to directors           --        --         --          --               --          40          40
                                          --------    ------      -----    --------        ---------    --------    --------

BALANCE, Year end 1999                      25,251        60          3      96,373          (79,584)     (2,997)     13,855
Net loss allocable to the Company               --        --         --          --             (836)         --        (836)
Minority interest in losses of
   partnership                              (1,736)       --         --          --               --          --          --
Treasury Stock purchased                        --        --         --          --               --      (2,827)     (2,827)
Issuance of Common Stock to directors           --        --         --          --               --          50          50
                                          --------    ------      -----    --------        ---------    --------    --------
BALANCE, Year end 2000                    $ 23,515    $   60      $   3    $ 96,373        $ (80,420)   $ (5,774)   $ 10,242
                                          ========    ======      =====    ========        =========    ========    ========

   (1) For the periods presented, there are no elements of other comprehensive income as defined by the Financial Accounting Standards, No. 130 Reporting Comprehensive Income.
       ------------------------------

          The accompanying notes to consolidated financial statements are an integral part of these consolidated statements.

                   J Q H  2 0 0 0  A n n u a l  R e p o r t

CONSOLIDATED STATEMENTS OF CASH FLOWS
(000s omitted)

-------------------------------------------------------------------------------------------------
FISCAL YEAR ENDED                                                  2000       1999         1998
--------------------------------------------------------------------------------------------------
CASH FLOWS FROM OPERATING ACTIVITIES
   Net loss                                                    $   (836) $    (995)   $    (661)
   Adjustments to reconcile net loss to cash
     provided by operating activities
       Minority interest in earnings (losses) of
         partnership                                             (1,736)      (698)         242
       Depreciation, amortization and loan cost
         amortization                                            55,718     47,655       48,448
       Extraordinary item (Note 5)                                 ----         55          637
       Cumulative effect of change in accounting principle
         (Note 2)                                                  ----        515         ----
       Gain on sale of property and equipment (Note 9)             ----     (2,365)      (8,175)
       Non-cash director compensation                                50         40         ----
                                                               --------  ---------    ---------
                                                                 53,196     44,207       40,491
   Changes in certain assets and liabilities
     Receivables                                                    (35)        73       (2,742)
     Inventories                                                   (147)      (144)        (112)
     Prepaid expenses and other                                    (697)      (610)         297
     Accounts payable                                            (5,887)    (1,264)       1,909
     Accrued expenses                                            (2,686)       513          668
     Other obligations and deferred revenue                      (7,370)    (1,481)       2,983
                                                               --------  ---------    ---------
       Net cash provided by operating activities                 36,374     41,294       43,494
                                                               --------  ---------    ---------
CASH FLOWS FROM INVESTING ACTIVITIES

   Additions to property and equipment                          (43,499)  (123,620)    (131,183)
   Franchise fees and other                                      (3,450)    15,353      (11,528)
   Sale of marketable securities                                  1,365      1,551        6,209
   Proceeds from sales of property and equipment (Note 9)          ----      6,500       43,577
                                                               --------  ---------    ---------
     Net cash used in investing activities                      (45,584)  (100,216)     (92,925)
                                                               --------   --------    ---------
CASH FLOWS FROM FINANCING ACTIVITIES

   Proceeds from borrowings                                      24,436    104,477      260,771
   Repayments of debt                                           (16,572)   (35,350)    (196,846)
   Purchase of Treasury Stock                                    (2,827)    (3,037)        ----
   Distributions                                                   ----     (2,936)      (7,701)
   Loan financing fees                                             ----       (738)      (2,521)
                                                               --------  ---------    ---------
     Net cash provided by financing activities                    5,037     62,416       53,703
                                                               --------  ---------    ---------
     Increase (decrease) in cash and equivalents                 (4,173)     3,494        4,272

CASH AND EQUIVALENTS, beginning of period                        49,727     46,233       41,961
                                                               --------  ---------    ---------
CASH AND EQUIVALENTS, end of period                            $ 45,554  $  49,727    $  46,233
                                                               ========  =========    =========
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION

   Cash paid for interest, net of amounts capitalized          $ 74,522  $  63,312    $  58,733
                                                               ========  =========    =========
SUPPLEMENTAL DISCLOSURE OF NON-CASH ACTIVITIES

   Note receivable from sale of property and equipment
     (Note 9)                                                  $   ----  $    ----    $  11,900
                                                               ========  =========    =========

  The accompanying notes to consolidated financial statements are an integral part of these consolidated statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(000s omitted, except share data)

1. BASIS OF PRESENTATION

     (a) ENTITY MATTERS--The accompanying consolidated financial statements include the accounts of John Q. Hammons Hotels, Inc. and John Q. Hammons Hotels, L.P. and subsidiaries (collectively the Company or, as the context may require John Q. Hammons Hotels, Inc. only). As of fiscal year end 2000, 1999 and 1998, the Company had 47, 45 and 42, respectively, hotels in operation of which 30 in 2000, 29 in 1999 and 28 in 1998 operate under the Holiday Inn and Embassy Suites trade names. The Company's hotels are located in 20 states throughout the United States.

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

    (b) PARTNERSHIP AND OTHER MATTERS--A summary of selected provisions of the partnership agreement as well as certain other matters are summarized as follows:

          Allocation of Income, Losses and Distributions:
          ----------------------------------------------

          Pretax income, losses and distributions of JQHLP will generally be allocated pro rata between the Company, as general partner, and the limited partner interest beneficially owned by JQH based on their respective approximate 28% and 72% ownership interests in JQHLP. However, among other things, to the extent the limited partners were not otherwise committed to provide further financial support and pretax losses reported for financial reporting purposes were deemed to be of a continuing nature, the balance of the pretax losses would be allocated only to the Company, with any subsequent pretax income also to be allocated only to the Company until such losses had been offset. In addition, with respect to distributions, in the event JQHLP has taxable income, distributions are to be made in an aggregate amount equal to the amount JQHLP would have paid for income taxes had it been a C Corporation during the applicable period. Aggregate tax distributions will first be allocated to the Company, if applicable, with the remainder allocated to the limited partners. There were no distributions for taxes for the fiscal years ended 2000 and 1999. Distributions for taxes approximated $10,637 for the fiscal year ended 1998.

          Additional Capital Contributions:
          --------------------------------

          In the event proceeds from the sale of the original twenty hotel properties (or applicable replacement collateral) which secure the $300 million First Mortgage notes (1994 notes) (Note 5) are insufficient to satisfy amounts due on the 1994 notes, JQH and Hammons, Inc. (as general partners at the time the 1994 notes were secured) are severally obligated to contribute up to $135 million and $15 million, respectively, to satisfy amounts due, if any. In the event proceeds from the sale of the original eight hotel properties (or applicable replacement collateral) which secure the $90 million First Mortgage notes (1995 notes) (Note 5) are insufficient to satisfy amounts due on the 1995 notes, JQH is obligated to contribute up to $45 million to satisfy amounts due, if any. In addition, with respect to the original eleven hotel properties contributed by JQH concurrent with the public equity offering, JQH is obligated to contribute up to $50 million in the event proceeds from the sale of these hotel properties (or applicable replacement collateral) are insufficient to satisfy amounts due on the then outstanding mortgage indebtedness related to these properties.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(000s omitted, except share data)

          Redemption of Limited Partner Interests:
          ---------------------------------------

          Subject to certain limitations, the limited partners of JQHLP have the right to require redemption of their limited partner interests at any time subsequent to November 1995. Upon redemption, the limited partners receive, at the sole discretion of the Company, one share of its Class A Common Stock for each limited partner unit tendered or the then cash equivalent thereof.

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

     (b) MARKETABLE SECURITIES--Marketable securities consist of available-for-sale commercial paper and government agency obligations which mature or will be available for use in operations in 2001. These securities are valued at current market value, which approximates cost. Realized gains and losses in 2000 and 1999, determined using the specific identification method, were nominal.

     (c) PENDING INSURANCE CLAIMS--During fiscal 2000, the Company initiated the filing of claims with certain of its construction service providers as well as with its insurance carrier. These requests for recoveries result from various moisture related problems at certain of the Company's hotel properties. To date, the various contractors have attempted to correct these problems at essentially no direct cost to the Company. With respect to the residual moisture related problems, the Company has claims pending with its insurance carrier seeking reimbursement for repair costs incurred through December 29, 2000, of approximately $1.7 million. The Company has also incurred an additional approximate $2.6 million through December 29, 2000, of repair costs which it intends to file for reimbursement from its insurance carrier during 2001. Finally, the Company anticipates an additional approximate $5.0 million of claims will be incurred in the future and submitted to the insurance carrier in 2001 or 2002 as the applicable repair costs have been incurred and quantified. Management and its legal counsel are of the opinion it is remote that the Company would be unsuccessful realizing the claims pending or to be filed for costs incurred through or as of December 29, 2000. Accordingly, pending cost reimbursements as of December 29, 2000, are included as a component of current assets in the accompanying 2000 balance sheet, while the costs anticipated to be recovered through insurance have been deferred and are included as a component of deferred financing costs, franchise fees and other. Adjustments to these pending receivables or deferred costs, as applicable, will be recorded in the period in which the facts and circumstances which give rise to the adjustment become known.

     (d) ALLOWANCE FOR DOUBTFUL ACCOUNTS--The following summarizes activity in the allowance for doubtful accounts on trade accounts receivable:


                                                              ADDITIONS
                                                  BALANCE,   CHARGED TO                BALANCE,
                                                 BEGINNING    COSTS AND                 END OF
                                                 OF PERIOD     EXPENSES   DEDUCTIONS    PERIOD
          ------------------------------------------------------------------------------------
          Year ended, December 29, 2000              $ 226        $ 558       $ (553)    $ 231
          Year ended, December 31, 1999                206          272         (252)      226
          Year ended, January 1, 1999                  188          584         (566)      206

     (e) INVENTORIES--Inventories consist of food and beverage items. These items are stated at the lower of cost as determined by the first-in, first-out valuation method, or market.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(000s omitted, except share data)

    (f) DEFERRED FINANCING COSTS, FRANCHISE FEES AND OTHER--Franchise fees paid to the respective franchisors of the hotel properties are amortized on a straight-line basis over 10 to 20 years, which approximates the terms of the respective agreements. Costs of obtaining financing are capitalized and amortized over the respective terms of the debt.

         The components of deferred financing costs, franchise fees and other are summarized as follows:

         FISCAL YEAR END                                                               2000         1999
         ---------------                                                          ---------    ---------
         Deferred financing costs                                                 $  21,732    $  22,603
         Franchise fee                                                                5,186        5,142
         Less: Accumulated amortization                                             (13,586)     (11,830)
                                                                                  ---------    ---------
                                                                                     13,332       15,915
         Deposits                                                                    12,543       10,738
         Management contract costs and other (Note 3(e))                              1,455         ----
         Pending insurance claims (Note 2(c))                                         2,600         ----
         Restricted cash deposits, interest bearing, related to sales of hotels and a component of replacement collateral for 1994 and
          1995 First Mortgage notes (Note 9)                                            160          102
         Other, net                                                                     328          213
                                                                                  ---------    ---------
                                                                                  $  30,418    $  26,968
                                                                                  =========    =========

    (g) PROPERTY AND EQUIPMENT--Property and equipment are stated at cost (including interest, real estate taxes and certain other costs incurred during development and construction) less accumulated depreciation and amortization. Buildings and improvements are depreciated using the straight-line method while all other property is depreciated using both straight-line and accelerated methods. The estimated useful lives of the assets are summarized as follows:


                                                          LIVES IN YEARS
                                                          --------------
         Land improvements                                          5-25
         New buildings and improvements                            10-40
         Purchased buildings                                          25
         Furniture, fixtures and equipment                          3-10

         Construction in progress includes development and construction costs of certain hotel developments. Costs associated with hotel development construction in progress approximated $53 million in 1999, with the remainder representing refurbishments of operating hotels. There was no construction in progress at December 29, 2000.

         The Company periodically reviews the carrying value of these assets and other long-lived assets and impairment losses are recognized when the expected undiscounted future cash flows are less than the carrying amount of the asset. Based on its most recent analysis, the Company believes no impairments exist at December 29, 2000.

         Interest costs, construction overhead and certain other carrying costs are capitalized during the period hotel properties are under construction. Interest costs capitalized were $504, $6,770 and $6,163 for the fiscal years ended 2000, 1999 and 1998, respectively. Costs incurred for prospective hotel projects ultimately abandoned are charged to operations in the period such plans are finalized. Costs of significant improvements are capitalized, while costs of normal recurring repairs and maintenance are charged to expense as incurred.

         The accompanying 2000 consolidated financial statements include the land costs for 34 of the operating hotel properties. Land for 10 of the remaining 13 operating hotel properties is leased by the Company from unrelated parties over long-term leases. Land for the remaining three operating hotel properties is leased by the Company from a related party over long-term leases. Rent expense for all land leases was $1,489, $1,109 and $1,008 for the fiscal years ended 2000, 1999 and 1998, respectively.


                  J Q H   2 0 0 0  A n n u a l   R e p o r t

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(000s omitted, except share data)

    (h) PAR OPERATING EQUIPMENT--A hotel's initial expenditures for the purchase of china, glassware, silverware, linens and uniforms are capitalized into furniture, fixtures and equipment and amortized on a straight-line basis over a three to five year life. Costs for replacement of these items are charged to operations in the period the items are placed in service.

    (i) ADVERTISING--The Company expenses the cost of advertising associated with operating hotels as incurred. Advertising expense for 2000, 1999 and 1998 was approximately $31,815, $26,834 and $23,571, respectively.

    (j) PENSIONS AND OTHER BENEFITS--The Company contractually provides retirement benefits for certain union employees at two of its hotel properties under a union-sponsored defined benefit plan and a defined contribution plan. Contributions to these plans, based upon the provisions of the respective union contracts, approximated $86, $77 and $70 for the fiscal years ended 2000, 1999 and 1998, respectively.

         The Company maintains an employee savings plan (a 401(k) plan).The Company matches a percentage of an employee's contribution. The Company's matching contributions are funded currently. The cost of the matching program and administrative costs charged to income were approximately $506, $258 and $591 in 2000, 1999 and 1998, respectively. The Company does not offer any other post-employment or post-retirement benefits to its employees.

    (k) SELF-INSURANCE--The Company was self-insured for liability and workers' compensation claims that occurred prior to November 1999 and October 1998, respectively. The Company became self- insured for medical coverage effective January 1999. Estimated costs related to these self-insurance programs are accrued based on known claims and projected settlements of unasserted claims. Subsequent changes in, among others, assumed claims, claim costs, claim frequency, as well as changes in actual experience, could cause these estimates to change.

         The Company entered into an $800 irrevocable stand-by letter of credit agreement with a bank, which was required by an insurance carrier for the Company's self-insurance programs. The letter of credit expires in October 2001.

    (l) INCOME TAXES--The Company's provision for income taxes for fiscal 2000, 1999 and 1998 is summarized as follows:


                                                   2000       1999        1998
                                                 ------     ------      ------
         Currently payable                       $  150     $  150      $  120
         Deferred                                   ---        ---         ---
                                                 ------     ------      ------
         Provision for income taxes              $  150     $  150      $  120
                                                 ======     ======      ======

         A reconciliation between the statutory federal income tax rate and the effective tax rate is summarized as follows:


                                                      2000           1999           1998
                                                 AMOUNT  RATE   AMOUNT  RATE   AMOUNT  RATE
                                                 -------------  -------------  -------------
         Provision (benefit) for income taxes
          at the federal statutory rate           $ (233) (34%)  $ (94)  (34%)  $  33    34%
         Tax provision (benefit)
          allocable to general partner               233   34       94    34      (33)  (34)
         Provision for state franchise taxes         150   22      150    55      120   125
                                                  ------  ----   -----   ----   -----   ----
         Provision for income taxes               $  150   22%   $ 150    55%   $ 120   125%
                                                  ======  ====   =====   ====   =====   ====

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(000s omitted, except share data)

         At December 29, 2000, and December 31, 1999, the net deferred tax liability consisted of the following:

                                                                                2000         1999
                                                                             -------     --------
         Deferred tax assets:
            Estimated allocated tax basis in excess of the Company's
            proportionate share of the book value of JQHLP's net assets      $ 4,303     $  5,150
         Deferred tax liabilities                                                 (1)          (1)
                                                                             -------     --------
                                                                               4,302        5,149
         Valuation allowance                                                  (4,303)      (5,150)
                                                                             -------     --------
         Net deferred tax liability                                          $    (1)    $     (1)
                                                                             =======     ========

         The realization of the estimated deferred tax asset resulting from estimated tax basis in excess of the Company's proportionate share of the book value of JQHLP's net assets is dependent upon, among others, prospective taxable income allocated to the Company, disposition of the hotel properties subsequent to the end of a property's respective depreciable tax life and the timing of subsequent conversions, if any, of limited partnership units in JQHLP into common stock of the Company. Accordingly, a valuation allowance has been recorded in an amount equal to the estimated deferred tax asset associated with the differences between the Company's basis for financial reporting and tax purposes. Adjustments to the valuation allowance, if any, will be recorded in the periods in which it is determined the asset is realizable.

    (m) REVENUE RECOGNITION--The Company recognizes revenues from its rooms, catering and restaurant facilities as earned on the close of business each day.

    (n) USE OF ESTIMATES--The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

    (o) FISCAL YEAR--The Company's fiscal year ends on the Friday nearest December 31, which includes 52 weeks in 2000, 1999 and 1998.

         The periods ended in the accompanying consolidated financial statements are summarized as follows:


           YEAR           FISCAL YEAR END
           ----           ---------------
           2000           December 29, 2000
           1999           December 31, 1999
           1998           January 1, 1999

    (p) EARNINGS (LOSS) PER SHARE--Basic earnings (loss) per share are computed by dividing net income (loss) by the weighted average number of common shares outstanding during the year. Diluted earnings (loss) per share are computed similar to basic earnings except the denominator is increased to include the number of additional common shares that would have been outstanding if dilutive potential common shares had been issued.

         Options to purchase shares of common stock were outstanding during fiscal years 2000, 1999 and 1998 (Note 8). The options were not included in the computation of diluted earnings per share since the options would be antidilutive and certain of the options' exercise prices were greater than the average market price of the common shares.

         Since there are no dilutive securities, basic and diluted earnings
         (loss) per share are identical, thus a reconciliation of the numerator and denominator is not necessary.

    (q) SEGMENTS--The Company operates in one reportable segment, hospitality services.

    (r) RECLASSIFICATIONS--Certain reclassifications have been reflected in 1999 and 1998 to conform with the current period presentation.


                  J Q H   2 0 0 0  A n n u a l   R e p o r t

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(000s omitted, except share data)

    (s) ACCOUNTING PRONOUNCEMENTS--In April 1998, the American Institute of Certified Public Accountants issued Statement of Position 98-5, "Reporting on the Costs of Start-Up Activities" (SOP 98-5), which requires costs of start-up activities, including preopening expenses, to be expensed as incurred. Prior to January 1, 1999, the Company's practice was to defer these expenses until a hotel had commenced operations, at which time the costs, other than advertising costs which were expensed upon opening, were amortized over a one-year period. The Company adopted the provisions of this statement in the first quarter of fiscal 1999 and, as a result, cumulative unamortized preopening costs of $0.5 million were charged to expenses net of $1.3 million of minority interest. Preopening expenses in 1999 approximated $4,161 and are included in general, administrative, sales and management service expenses in the accompanying consolidated statements of operations.

         In June 1998, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standards No. 133, "Accounting for Derivative Instruments and Hedging Activities" (SFAS 133). SFAS 133 establishes accounting and reporting standards requiring that every derivative instrument (including certain derivative instruments embedded in other contracts) be recorded in the balance sheet as either an asset or liability measured at its fair value. This statement requires that changes in the derivative's fair value be recognized currently in earnings unless specific hedge accounting criteria are met. The Company adopted this statement in the fourth quarter of fiscal 2000 with no impact on its reported consolidated financial position, results of operations, cash flows or related disclosures.

3. RELATED PARTY TRANSACTIONS

    (a) HOTEL MANAGEMENT FEES--In addition to managing the hotel properties included in the accompanying consolidated financial statements, the Company provides similar services for other hotel properties owned or controlled by JQH which included 6 properties at December 29, 2000. A management fee of approximately 3% to 5% of gross revenues (as defined) is paid to the Company by these hotels which aggregated approximately $1,245, $844 and $715 for the fiscal years ended 2000, 1999 and 1998, respectively.

    (b) ACCOUNTING AND ADMINISTRATIVE SERVICES--The hotels have contracted for accounting and other administrative services with Winegardner & Hammons, Inc. (WHI), a company related by common ownership. The accounting and administrative charges expensed by the hotel properties, included in administrative expenses, were approximately $1,577, $1,440 and $1,388 for the fiscal years ended 2000, 1999 and 1998, respectively.

         In 1999, the Company negotiated a new contract with WHI to continue to provide accounting and administrative services through June 2002. Charges for these services provided by WHI will approximate $35 per year for each hotel property for the duration of the agreement.

    (c) INSURANCE COVERAGE--To supplement the Company's self-insurance programs, umbrella, property, auto, commercial liability, workers' compensation and, commencing in 1999, medical insurance is provided to the hotel properties under a blanket commercial policy purchased by the Company or WHI, covering hotel properties owned by JQHLP, JQH or managed by WHI. Generally, premiums allocated to each hotel property are based upon factors similar to those used by the insurance provider to compute the aggregate group policy premium. Insurance expense for the properties included in operating expenses was approximately $3,578, $1,088 and $2,158 for the fiscal years ended 2000, 1999 and 1998, respectively. During fiscal 2000, 1999 and 1998, the Company realized continued favorable trends in insurance expense as a result of claims experience, rate improvements and favorable buyouts of several prior self-insured years. Subsequent to fiscal 2000, the Company expects the insurance expense to increase due to the now fully-insured nature of most of the Company's insurance programs, other than the medical, and the minimal number of policy years remaining which could be bought-out.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(000s omitted, except share data)

    (d) ALLOCATION OF COMMON COSTS--The Company and its general partner incur certain hotel management expenses incidental to the operations of all hotels beneficially owned or controlled by JQH. These costs primarily include the compensation and related benefits of certain senior hotel executives. Commencing in May of 1993, these costs were allocated by the Company to hotels not included in the accompanying consolidated statements, based on the respective number of rooms of all hotels owned or controlled by JQH. These costs approximated $184, $132 and $145 for the fiscal years ended 2000, 1999 and 1998, respectively. Management considers these allocations to be reasonable.

    (e) TRANSACTIONS WITH STOCKHOLDERS AND DIRECTORS--Advances to JQH as of December 31, 1999, approximated $366. There were no advances to JQH as of December 29, 2000.

         During 2000, the Company's Board of Directors authorized the Company to enter into a five-year management contract with JQH whereby the Company would pay a maximum 1 1/2% of the total development costs of JQH's personally developed hotels for the opportunity to manage the hotels upon opening and the right of first refusal to purchase the hotels in the event they are offered for sale. As part of the management contract, the Company paid approximately $1,089 to JQH in fiscal 2000. These costs will be amortized over the five-year period. As of December 29, 2000, the Company also paid and capitalized $366 of additional costs in accordance with the management contract. Amortization for these costs will commence upon the opening of the hotel.

         During 1998, JQH assumed approximately $300 in costs incurred associated with new developments. No such costs were assumed by JQH in fiscal 2000 or 1999.

         During 1996, the Company entered into an agreement with a director relating to certain financial advisory services. The Company recognized approximately $17 in expense for the fiscal year ended 1998 under this agreement. No such services were rendered in fiscal 2000 or 1999.

    (f) SUMMARY OF RELATED PARTY EXPENSES--The following summarizes expenses reported as a result of activities with related parties:


         FISCAL YEAR ENDING                                              2000       1999      1998
         ------------------                                           -------   --------   -------
         Expenses included within general, administrative,sales and management service expenses:
             Accounting and administrative                            $ 1,577   $  1,440   $  1,388
             Rental expenses (Note 6)                                     830        787        800
             Financial advisory services from a director                  ---        ---         17
                                                                      -------   --------   --------
                                                                      $ 2,407   $  2,227   $  2,205
                                                                      =======   ========   ========
         Allocated insurance expense from the pooled coverage
            included within various operating categories:
              Insurance other than medical                            $ 3,578   $  1,088   $  2,158
                                                                      =======   ========   ========
              Medical, self-insured commencing in 1999                $ 5,198   $  5,368   $    ---
                                                                      =======   ========   ========

4. FRANCHISE AGREEMENTS
     As of year end 2000 and 1999, 42 of the 47 and 40 of the 45, respectively, operating hotel properties included in the accompanying consolidated balance sheets have franchise agreements with national hotel chains which require each hotel to remit to the franchisor monthly fees equal to approximately 3% to 5% of gross room revenues, as defined. Franchise fees expensed under these contracts were $10,305, $8,478 and $8,110 for the fiscal years ended 2000, 1999 and 1998, respectively.

     As part of the franchise agreement, each hotel also pays additional advertising, reservation and maintenance fees to the franchisor which range from 1% to 3.5% of gross room revenues, as defined. The amount of expense related to these fees included in the consolidated statements of operations as a component of sales expense was approximately $9,021, $7,720 and $7,083 for the fiscal years ended 2000, 1999 and 1998, respectively.


                  J Q H   2 0 0 0  A n n u a l   R e p o r t

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(000s omitted, except share data)

5. LONG-TERM DEBT

    The components of long-term debt are summarized as follows:

   ---------------------------------------------------------------------------------------------------------------------
    FISCAL YEAR ENDING                                                                         2000                1999
   ---------------------------------------------------------------------------------------------------------------------
    1994 First Mortgage notes, interest at 8.875%, interest only payable
    February 15 and August 15, principal due February 15, 2004, secured by a first mortgage lien on the original 20 hotel properties (or applicable replacement collateral) and additional capital contributions of up to $150
    million by JQH and an entity under his control. (Note 1(b))                         $   300,000           $ 300,000


    1995 First Mortgage notes, interest at 9.75%, interest only payable April 1 and October 1, principal due October 1, 2005, secured by a first mortgage lien on the original six hotel properties (or applicable replacement collateral), a second mortgage lien on the original two hotel properties and
    additional capital contributions of up to $45 million by JQH. (Note 1(b))                90,000              90,000

    Development bonds, interest rates at 7.125%, payable in scheduled installments through August 2015, certain of the obligations subject to optional prepayments by the bondholders, secured by certain hotel
    facilities, fixtures and an assignment of rents.                                         13,439              13,959

    Mortgage notes payable to banks, insurance companies and a state retirement plan, variable interest rates at prime to prime plus 0.75% with a certain instrument subject to a ceiling rate and a floor rate, fixed rates ranging from 7.57% to 9.5% payable in scheduled installments through April 2027, secured by certain hotel facilities, fixtures and an assignment of rents, with certain instruments subject to cross-collateralization provisions and, with respect to approximately $402,890 of mortgage notes, a personal
    guarantee of JQH.                                                                       426,163             416,130

    Other notes payable, interest at 8.125%, payable in scheduled installments through March 2003, secured by certain hotel improvements, furniture, fixtures and related equipment and, with respect to approximately $375 of
    notes, a personal guarantee of JQH.                                                       7,105               8,754
                                                                                        -----------           ---------
                                                                                            836,707             828,843

Less: Current portion                                                                       (56,258)            (16,569)
                                                                                        -----------           ---------
                                                                                        $   780,449           $ 812,274
                                                                                        ===========           =========

    The indenture agreements relating to the 1994 and 1995 First Mortgage notes include certain covenants which, among others, limit the ability of JQHLP and its restricted subsidiaries (as defined) to make distributions, incur debt and issue preferred equity interests, engage in certain transactions with its partners, stockholders or affiliates, incur certain liens, engage in mergers or consolidations and achieve certain interest coverage ratios, as defined. In addition, certain of the other credit agreements include subjective acceleration clauses and limit, among others, the incurrence of certain liens and additional indebtedness and achieve or maintain certain financial covenants. The 1994 and 1995 First Mortgage notes and certain other obligations include scheduled prepayment penalties in the event the obligations are paid prior to their scheduled maturity.

    The Company paid off or refinanced approximately $9,701, $28,000 and $133,000 of long-term debt in 2000, 1999 and 1998, respectively. In connection with these transactions, the Company incurred approximately $0, $200 and $2,200, respectively, in charges related to the early extinguishment of debt of which $0, $55 and $637, respectively, is allocable to the Company with the remaining charges applied to the minority interest. The Company's debt extinguishment charges have been reflected in the accompanying 1999 and 1998 consolidated statement of operations as an extraordinary item.

    NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
    (000s omitted, except share data)

    Scheduled maturities of long-term debt are summarized as follows:

    --------------------------------------------------------------
    FISCAL YEAR ENDING                              YEAR END 2000
    --------------------------------------------------------------

    2001                                                $  56,258
    2002                                                   32,621
    2003                                                   56,548
    2004                                                  336,744
    2005                                                   98,360
    Thereafter                                            256,176
                                                        ---------
                                                        $ 836,707
                                                        =========

    The Company intends to refinance or enter into extensions for approximately $47 million of debt maturing in 2001.

6. COMMITMENTS AND CONTINGENCIES

    (a) OPERATING LEASES--The hotel properties lease certain equipment and land from unrelated parties under various lease arrangements. In addition, the Company leases certain parking spaces at one hotel for the use of its patrons and is billed by the lessor based on actual usage. Rent expense for these leases was approximately $3,907, $3,508 and $2,715 for the fiscal years ended 2000, 1999 and 1998, respectively, which has been included in general, administrative, sales and management service expenses.

         The Company operates two trade centers located in Joplin, Missouri, and Portland, Oregon. Both of the trade centers are owned by JQH. The lease agreement for the Joplin trade center stipulates nominal rentals for each of the fiscal years ended 2000, 1999 and 1998, and for each ensuing year through 2014. The lease agreement for the Portland facility extends through 2004 and requires minimum annual rents of $300 to JQH. In addition, the Company leases office space in Springfield, Missouri, from a partnership (of which JQH is a partner) for annual payments of approximately $234 through December 2001. The Company has also entered into land leases with JQH for three operating hotel properties. Subject to the Company exercising purchase options provided under these agreements, these leases extend through 2008, 2036 and 2045, respectively, and require aggregate minimum annual payments of approximately $390. Rent expense for these related party leases was approximately $890, $787 and $800 for the fiscal years ended 2000, 1999 and 1998, respectively.

         The minimum annual rental commitments for these noncancellable operating leases at December 29, 2000, are as follows:

         -----------------------------------------------------------------
         FISCAL YEAR ENDING                    JQH      OTHER       TOTAL
         -----------------------------------------------------------------

         2001                             $    690   $  2,309    $  2,999
         2002                                  690      1,648       2,338
         2003                                  690        875       1,565
         2004                                  695        649       1,344
         2005                                  395        539         934
         Thereafter                         10,339     37,737      48,076
                                          --------   --------    --------
                                          $ 13,499   $ 43,757    $ 57,256
                                          ========   ========    ========

    (b) HOTEL DEVELOPMENT--Currently, the Company does not have any hotels under construction nor does it have any plans to start construction.

    (c) STOCK REPURCHASE--On December 1, 1998, the Board of Directors authorized the Company to repurchase up to $3,000 of the outstanding stock at market prices during fiscal 1999. On November 30, 1999, the Board of Directors authorized the Company to repurchase up to an additional $3,000 of the outstanding stock at market prices during fiscal 2000. At December 29, 2000, the Company has repurchased $5,864 of the total authorized to be repurchased.

    (d) LEGAL MATTERS--The Company is party to various legal proceedings arising from its consolidated operations. Management of the Company believes that the outcome of these proceedings, individually and in the aggregate, will have no material adverse effect on the Company's consolidated financial position, results of operations or cash flows.

  J Q H   2 0 0 0   A n n u a l  R e p o r t

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(000s omitted, except share data)

7. FAIR VALUE OF FINANCIAL INSTRUMENTS

    The fair values of marketable securities and long-term debt approximate their respective historical carrying amounts except with respect to the 1994 and 1995 First Mortgage notes for which fair market value was approximately $353 and $408 million at 2000 and 1999, respectively. The fair value of the First Mortgage notes issued is estimated by obtaining quotes from brokers.

8. STOCK OPTIONS

    Concurrent with the sale of equity securities in November 1994, the Company adopted a stock option plan for its employees. The plan authorizes the issuance of up to 2,416,800 shares of Class A Common Stock. Options granted under the plan in 1994 were at fair market value as of the date of the grant (approximately $16.50 per share). In June 1998, the options outstanding under the initial stock option grant were cancelled. Concurrent with this cancellation, new options were granted under the provisions of the 1994 stock option plan at fair market value as of the date of the grant ($7.38 per share), and are generally exercisable over periods not exceeding ten years. In June 2000, additional options were granted under the provisions of the 1994 stock option plan at fair market value as of the date of the grant ($5.00 per share), and are generally exercisable over periods not exceeding ten years. (See Note 1(b) Additional General Partner Interest.)

    A summary of the changes in options outstanding during 2000, 1999 and 1998 are as follows:

    -------------------------------------------------------------------------------------------------
                                                    NUMBER OF SHARES          OPTION PRICE PER SHARE
    -------------------------------------------------------------------------------------------------
    Outstanding at January 2, 1998                           750,000                           16.50
       Granted                                             1,069,100                            7.38
       Exercised                                                ----                            ----
       Canceled or expired                                  (839,600)                     7.38-16.50
                                                           ---------                      ----------
    Outstanding at January 1, 1999                           979,500                            7.38
       Granted                                                  ----                            ----
       Exercised                                                ----                            ----
       Expired                                              (118,000)                           7.38
                                                           ---------                      ----------
    Outstanding at December 31, 1999                         861,500                            7.38
       Granted                                               846,500                            5.00
       Exercised                                                ----                            ----
       Expired                                              (186,800)                      5.00-7.38
                                                           ---------                      ----------
    Outstanding at December 29, 2000                       1,521,200                      $5.00-7.38
                                                           =========                      ==========
    Exercisable at December 29, 2000                         370,100                      $     7.38
                                                           =========                      ==========

    The Company accounts for this option plan under APB Opinion No. 25, under which no compensation cost has been recognized. In accordance with Financial Accounting Standards Board Statement No. 123, (SFAS No. 123) "Accounting for Stock-Based Compensation," the Company is required, at a minimum, to report pro forma disclosures of expense for stock-based awards based on their fair values. Had compensation cost been determined consistent with SFAS No. 123, the Company's net loss and diluted loss per share for the years ended December 29, 2000, December 31, 1999, and January 1, 1999, would have been as follows:

    --------------------------------------------------------------------------------------------
                                                                     2000       1999       1998
    --------------------------------------------------------------------------------------------
    NET LOSS
       As reported                                               $  (836)    $ (995)    $ (661)
       Pro forma                                                  (1,099)    (1,214)      (806)

    DILUTED LOSS PER SHARE
       As reported                                               $  (.16)    $ (.16)    $ (.10)
       Pro forma                                                    (.21)      (.20)      (.13)

    In accordance with the provisions of Statement 123, in estimating the pro forma amounts, the fair value method of accounting was not applied to options granted prior to January 1, 1995.

    The fair value of each option grant was estimated on the date of grant using the Black-Scholes option-pricing model with the following assumptions used for grants in 2000 and 1998:


-------------------------------------------------------------------------------------------
FISCAL YEAR ENDING                                                       2000        1998
-------------------------------------------------------------------------------------------
   Dividend yield                                                           0%          0%
   Expected volatility                                                  38.45%       33.5%
   Risk-free interest rate                                               6.25%       5.67%
   Expected lives                                                   7.5 years   7.5 years

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(000s omitted, except share data)

    The options granted in 2000 and 1998 under the 1994 plan to employees have an exercise price of $5.00 and $7.38, respectively, a fair value of $2.71 and $3.59, respectively, per option and remaining contractual lives of 10 and 8 years, respectively.

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

    On December 31, 1998, the Company completed the sale of a hotel property to an unrelated party for $16.1 million, resulting in a gain of approximately $8.0 million. The net book value of the hotel's property and equipment at the time of the sale was approximately $8.0 million. In addition to the cash received upon closing, the sale price included a note receivable for $11.9 million. Proceeds for the balance of the note receivable were received during fiscal 1999. This hotel served as collateral under the 1995 First Mortgage notes (Note 5). Under the terms of this indenture, the Company provided replacement collateral in accordance with the indenture provisions.

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

    Summary unaudited operating results for the eight hotels sold for each of the three years ended 2000, 1999 and 1998, as applicable, are as follows:

    FISCAL YEAR ENDING                                                 2000     1999      1998
    Revenues                                                           ----  $ 1,003   $12,122
                                                                    =======  =======   =======
    Income (loss) from operations, including depreciation
    and amortization of $0, $210 and $1,315, respectively              ----  $   (22)  $   439
                                                                    =======  =======   =======

10. SUBSEQUENT EVENT

    Subsequent to December 29, 2000, the Company has agreed to exchange approximately 1.3 million general partner units for funds advanced by JQHLP to the Company to repurchase its common stock. The number of general partner units to be exchanged is equivalent to the number of shares repurchased as outlined by the partnership agreement. Had the units been repurchased in fiscal 2000, the net loss would have been decreased by approximately $100 or $.02 per share.

11. QUARTERLY FINANCIAL DATA (UNAUDITED)

    QUARTERS                                            FIRST       SECOND         THIRD       FOURTH
    2000
        Total revenues                           $    104,124   $  114,498    $  108,523   $  109,429
        Income from operations                         15,413       22,125        16,916       16,957
        Net income (loss) allocable to the
          Company                                        (758)         846          (511)        (413)
        Basic and diluted earnings (loss) per
          share                                         (0.14)        0.16         (0.10)       (0.08)
        Weighted average shares                     5,525,760    5,459,790     5,271,002    5,143,400

    1999
        Total revenues                           $     87,071   $   94,036    $   92,358   $   98,219
        Income from operations                         13,694       15,770        12,814       16,593
        Net income (loss) allocable to the
          Company                                        (938)         982        (1,047)           8
        Basic and diluted earnings (loss) per
          share                                         (0.15)        0.16         (0.17)         ---
        Weighted average shares                     6,228,747    6,103,591     6,029,958    5,834,660

J o h n  Q .   H a m m o n s   H o t e l s ,  I n c .
P o r t f o l i o


EMBASSY SUITES

     Charleston, West Virginia
     Columbia, South  Carolina
     Dallas (DFW North), Texas
     Des Moines, Iowa
     Greensboro, North Carolina
     Greenville, South Carolina
     Kansas City (International Airport), Missouri
     Lincoln, Nebraska*
     Little Rock, Arkansas
     Montgomery, Alabama
     North Charleston, South Carolina
     Omaha, Nebraska
     Portland (Airport), Oregon
     Raleigh/Durham, North Carolina
     Seaside (Monterey Bay), California
     Tampa, Florida
     Nashville (South), Tennessee* (Opens 2001)

HAMPTON INN & SUITES
     Mesquite, Texas
     Springdale, Arkansas

HOMEWOOD SUITES
     Greensboro, North Carolina
     Kansas City (International Airport), Missouri

RESORTS
     Chateau on the Lake, Branson, Missouri
     World Golf Village Renaissance Resort,
          St. Augustine, Florida

INDEPENDENTS
     University Plaza, Bowling Green, Kentucky
     Collins Plaza, Cedar Rapids, Iowa
     Capitol Plaza, Jefferson City, Missouri
     Capitol Plaza, Topeka, Kansas

RENAISSANCE
     Charlotte, North Carolina
     Oklahoma City, Oklahoma
     Richardson (Dallas), Texas* (Opens 2001)

SHERATON
     Sioux Falls, South Dakota*

RADISSON
     Coral Springs, Florida
     Davenport, Iowa
     Houston (Hobby Airport), Texas

MARRIOTT
     Madison, Wisconsin
     Tucson, Arizona

CROWNE PLAZA
     Albuquerque, New Mexico

HOLIDAY INN
     Bakersfield, California (Holiday Inn Select)
     Beaumont, Texas
     Denver (International Airport), Colorado
     Denver (Northglenn), Colorado
     Emeryville (Bay Bridge), California
     Fort Collins, Colorado
     Joplin, Missouri
     Portland (International Airport), Oregon
     Rapid City, South Dakota*
     Reno, Nevada
     Sacramento, California
     Sioux Falls, South Dakota*
     Springdale, Arkansas
     Springfield (North), Missouri
     Springfield (University Plaza), Missouri*
     Tucson (International Airport), Arizona
     West Des Moines, Iowa

COURTYARD BY MARRIOTT
     Springfield, Missouri*

RESIDENCE INN
     Springfield, Missouri* (Opens 2001)

CORPORATE ADDRESS
     John Q. Hammons Hotels, Inc.
     300 John Q. Hammons Parkway
     Suite 900
     Springfield, Missouri  65806
     Telephone: (417) 864-4300
     Web site: www.jqhhotels.com

INDEPENDENT AUDITORS
     Arthur Andersen LLP
     Cincinnati, Ohio

TRANSFER AGENT
     First Union National Bank of North Carolina
     Shareholder Services Group
     230 South Tryon Street
     Charlotte, North Carolina 28288-1153
     Toll Free (800) 829-8432
     Local (704) 374-6531
     Fax (704) 383-8030

10-K AVAILABILITY
The Company will furnish to any shareholder, without charge, a copy of the Company's Annual Report or Form 10-K as filed with the Securities and Exchange Commission for the year ended December 29, 2000, upon written request to:

    Investor Relations
    John Q. Hammons Hotels, Inc.
    300 John Q. Hammons Parkway
    Suite 900
    Springfield, Missouri 65806





               * Managed Hotel

B o a r d   o f   D i r e c t o r s

JOHN Q. HAMMONS
     Founder, Chairman, President
     & Chief Executive Officer,
     John Q. Hammons Hotels, Inc.

JACQUELINE A. DOWDY
     Secretary, John Q. Hammons Hotels, Inc

DANIEL L. EARLEY
     President, Clermont Savings Bank

DONALD H. DEMPSEY
     Executive Vice President & Chief Financial
     Officer, Equity Inns, Inc.

WILLIAM J. HART
     Partner, Husch & Eppenberger, LLC

JOHN E. LOPEZ-ONA
     President, Anvil Capital

JAMES F. MOORE
     Consultant, Corning Cable
     Systems, LLC

DAVID C. SULLIVAN
     Retired Chairman, ResortQuest International

C o m m i t t e e s   o f   t h e   B o a r d

AUDIT COMMITTEE
     John E. Lopez-Ona, Chairman
     Donald H. Dempsey
     James F. Moore

COMPENSATION COMMITTEE
     William J. Hart, Chairman
     James F. Moore
     David C. Sullivan

O f f i c e r s

JOHN Q. HAMMONS
     Founder, Chairman, President
     & Chief Executive Officer

LONNIE A. FUNK
     Executive Vice President Operations

PAUL E. MUELLNER
     Vice President Acting Chief Financial
     Officer

JACQUELINE A. DOWDY
     Secretary

STEVEN E. MINTON, AIA
     Senior Vice President Architecture

PAT A. SHIVERS
     Senior Vice President Controller

L. SCOTT TARWATER
     Vice President Sales & Marketing

JOHN D. FULTON
     Vice President Interior Design

WILLIAM T. GEORGE, JR.
     Vice President Capital Planning & Asset
     Management

KENT S. FOSTER
     Vice President Human Resources

DEBRA MALLONEE SHANTZ
     Corporate Counsel

ROBERT J. FUGAZI
     Regional Vice President
     Central Region
     Dallas, Texas

TOM C. HARWELL
     Regional Vice President
     Southern Region
     Houston, Texas

JOE M. MORRISSEY
     Regional Vice President
     Midwest Region
     Kansas City, Missouri

WILLIAM A. MEAD
     Regional Vice President
     Eastern Region
     Greensboro, North Carolina

ROBERT A. NIEHAUS
     Regional Vice President
     Western Region
     Sacramento, California

VEANNE J. STOCKING
     Regional Vice President
     Rocky Mountain Region
     Ft. Collins, Colorado

48