Form 10-K, Exhibit 13
period 2001-12-28
HAMMONS JOHN Q HOTELS INC
filed 2002-03-28
CIK 930796

                                     [LOGO]

                                   John Q. Hammons         Exhibit 13.1
                                    ------------
                               HOTELS & RESORTS

                               Annual Report 2001




                                 Defining Times

                                                 Financial Highlights | 2001 JQH

 Financial Highlights

        (in thousands, except per share amounts, ratios and operating data)

                                                       1999                  2000                  2001
Operating Results
   Total Revenues                                    $371,684              $436,574              $436,658

Other Data
   EBITDA                                            $104,540              $124,778              $121,250

LP Unit Data
   EBITDA per LP Unit                                $   4.67              $   5.58              $   5.74
   Operating Cash Flow per LP Unit                   $   1.89              $   2.28              $   2.38
     (EBITDA less interest expense)

Selected Balance Sheet Data
   Total Assets                                      $934,312              $920,884              $881,724
   Total Debt, including Current Portion             $828,843              $836,707              $813,007

   Minority Interest of Holders of
     Limited Partner Units                           $ 25,251              $ 23,515              $ 14,111
   Equity                                            $ 13,855              $ 10,242              $  7,194

Operating Data
   Number of Hotels                                        45                    47                    47
   Number of Rooms                                     11,067                11,633                11,633
   Average Occupancy                                     62.9%                 64.4%                 62.9%
   Average Daily Room Rate (ADR)                     $  94.87              $  98.56              $ 100.07
   Room Revenue per Available
     Room (RevPAR)                                   $  59.64              $  63.50              $  62.90

Year   Revenue    Occupancy        ADR          RevPAR       EBITDA

1999  $371,684       62.9%       $ 94.87        $59.64      $104,540
2000  $436,574       64.4%       $ 98.56        $63.50      $124,778
2001  $436,658       62.9%       $100.07        $62.90      $121,250

                                                           Introduction 2001 JQH

stability (st obiol ote) noun 1. A reliable, enduring quality or attribute with a constancy of character and purpose. 2. Able to withstand under the most challenging circumstances. 3. Relentless, long-lasting spirit and strongest resolve that is committed to sustaining unwavering success.

Defining our company

     In times of uncertainty, we often turn our focus to the most basic core principles--those things that offer us stability, comfort and reassurance. John
Q. Hammons Hotels, Inc. has always relied on its people, partnerships, products and locations as the foundation of its business--and will continue to do so in the future.

     Economic hardships in the year 2001 brought out the true character and relentless resolve that have defined the Company in its 40-year existence. In a year when many companies were left exposed and vulnerable to downturns, the stability of John Q. Hammons Hotels, Inc. endured.

     A commitment to its core principles has always been a defining characteristic of John Q. Hammons Hotels, Inc. The hardships of the past year and the Company's ability to overcome them have proven this devotion is not unfounded.

Letter to Stockholders                                                        5

Management Team                                                               7

People                                                                        9

Partnerships                                                                 11

Product                                                                      13

Location                                                                     15

Company Profile                                                              17

Selected Consolidated Financial Information                                  19

Management's Discussion and Analysis                                         21

Report of Independent Accountants and Consolidated Financial Statements      27

                                                 Letter to Stockholders 2001 JQH

Defining moments

September 11, 2001, a day that changed the face of our country--yet forever solidified our American spirit.

    The day of the tragedy I shared a memorandum with each associate stating the effect that 9/11 would have on our company both in the short term and long term. I stated that, although we need to reserve time to grieve for those tragically taken, we also need to pull together as a nation and a company--and not be defeated. Although every American should continue to exercise their constitutional right--the freedom to travel throughout our great nation--we knew that customer apprehension, airport shutdowns and various heightened travel security issues would affect us.

     As the travel industry finds itself winding along the road to recovery, I truly believe our company is positioned to lead the way for the entire industry. In my 40 years of leading this company, I have had my share of experiences in which we managed to endure through even the most severe economic hardships. With every one of these past challenges, when other companies could not withstand them, John Q. Hammons Hotels, Inc. always overcame, and eventually prospered.

     The events of September 11 hindered the performance of the industry, and in turn, our company. However, we did not panic. Our business suffered, but only temporarily. Our foundation wavered, but only momentarily. We continued to maintain our product quality and the levels of customer service our guests have come to expect.

     Moreover, a significant reason we were able to withstand the year's economic challenges was our tremendous faith in the key strengths that define the Company--our people, partnerships, products and locations. To capitalize on these strengths, the Company has steadfastly applied the following strategies to enhance stockholder value and achieve our goals:

..    Assembling a collection of the finest hotels in the most profitable markets

..    Focusing on increasing the value of our stock by suspending development of new hotels and increasing the return on our existing properties

2001 JQH Letter to Stockholders

..   Investing in our dedicated staff and technologies to achieve the highest quality hotel management team in the country

    As always, the Company's focus is to increase cash flow primarily through
(i) capitalizing on positive operating fundamentals in the upscale, full-service sector of our markets and improving the operating results of our newer hotels,
(ii) converting the franchises of our existing hotels to franchise brands that are considered more upscale and (iii) adhering to the principles of quality and service that have enabled the Company to overcome challenges.

    During 2001, the Company utilized excess cash flow to reduce long-term debt by $23.7 million. As the economy continues to recover, we anticipate continuing this debt reduction program to further strengthen our balance sheet. In addition, we are moving forward with the conversion of certain franchises to ones considered more profitable in their respective markets.

    Although September 11, 2001, will never be forgotten, the hardships that followed will. We are hopeful of a general economic recovery for the nation as well as for the hotel industry. The aforementioned will not deter the Company from progressing toward its goals. In fact, they have only made us stronger. With the addition of Lou Weckstein as Company President and his focus on increasing revenues, an evaluation and adjustment of operating expenses will be made without impacting the quality of guest service or safety. Without an unwavering reliance on our key strengths, the foundation of the Company could never have endured. The year 2002 will test the commitment of the Company once again. We look forward to even more defining moments in the years to come.

                                                        Sincerely,



                                                        John Q. Hammons
                                                        Founder, Chairman & CEO

                                                      Management Team | 2001 JQH

The John Q. Hammons Hotels, Inc. Board of Directors

John Q. Hammons
   Founder, Chairman & Chief Executive Officer,
   John Q. Hammons Hotels, Inc.

Jacqueline A. Dowdy
   Secretary, John Q. Hammons Hotels, Inc.

Daniel L. Earley
   President, First Clermont Bank

Donald H. Dempsey
   Executive Vice President &
   Chief Financial Officer, Equity Inns, Inc.

William J. Hart
   Partner, Husch & Eppenberger, LLC

John E. Lopez-Ona
   President, Anvil Capital

James F. Moore
   Retired Chairman, Champion Products, Inc.

David C. Sullivan
   Retired Chairman, Resort Quest International

--------------------------------------------------------------------------------

Committees of the Board

Audit Committee
   John E. Lopez-Ona, Chairman
   Donald H. Dempsey
   James F. Moore

Compensation Committee
   William J. Hart, Chairman
   James F. Moore
   David C. Sullivan

Finance Committee
   Donald H. Dempsey, Chairman
   Jacqueline A. Dowdy
   Daniel L. Earley
   David C. Sullivan

--------------------------------------------------------------------------------

Officers

The John Q. Hammons Hotels, Inc. Executive Team

                                                  (Standing left to right)

                                                  Lou Weckstein
                                                     President

                                                  Paul E. Muellner
                                                     Chief Financial Officer,
                                                     Vice President

                                                  John D. Fulton
                                                     Vice President Interior
                                                     Design

                                                  Debra Mallonee Shantz
                                                     Corporate Counsel

                                                  Steven E. Minton, AIA
                                                     Senior Vice President
                                                     Architecture

                                                  Kent S. Foster
                                                     Vice President Human
                                                     Resources

                                                  (Seated left to right)

                                                  L. Scott Tarwater
                                                     Vice President Sales and
                                                     Marketing

                                                  Pat A. Shivers
                                                     Senior Vice President
                                                     Controller

                                                  William T. George, Jr.
                                                     Vice President Capital
                                                     Planning & Asset Management

                                                  Jacqueline A. Dowdy
                                                     Secretary, John Q. Hammons
                                                     Hotels, Inc.

The John Q. Hammons Hotels, Inc. Management Team

                                                  (From left to right)

                                                  Robert A. Niehaus
                                                     Regional Vice President
                                                     Western Region
                                                     Sacramento, California

                                                  Robert J. Fugazi
                                                     Regional Vice President
                                                     Central Region
                                                     Dallas, Texas

                                                  Joe M. Morrissey
                                                     Regional Vice President
                                                     Midwest Region
                                                     Kansas City, Missouri

                                                  Veanne J. Stocking
                                                     Regional Vice President
                                                     Rocky Mountain Region
                                                     Ft. Collins, Colorado

                                                  William A. Mead
                                                     Regional Vice President
                                                     Eastern Region Greensboro,
                                                     North Carolina

                                                  Tom C. Harwell
                                                     Regional Vice President
                                                     Southern Region
                                                     Houston, Texas

                                                  Mark S. Gundlach
                                                     District Director
                                                     Springfield, Missouri

2001 JQH | People

     people (pe.pel) noun 1. A body of persons who compose the cornerstone of a company's solid foundation. 2. An assembly of loyal, dependable associates striving to achieve a common goal.

Giving new meaning to teamwork

The true character of any company lies in the combined efforts and beliefs of its associates. It is through this group of people that the Company's values and beliefs are embodied.

   One constant, sustaining quality of John Q. Hammons Hotels, Inc. is our skilled team of professionals. Armed with an endearing loyalty, they take pride in their work and share in the values that have helped define the Company for the past 40 years--hard work, attention to detail and a commitment to excellence. In fact, many have served the Company for more than 25 years. Through the results of our associates' determination, our hotels have generated constant and consistent customer satisfaction.

   Management of the Company is coordinated from its headquarters in Springfield, Missouri, by its senior executive team. Six regional vice presidents and one district director are each responsible for supervising a group of general managers in day-to-day operations. Centralized management services and functions include sales and marketing, purchasing, financial controls, architecture and design, human resources, legal and hotel operations.

   In July 2001, Lou Weckstein was named President of the Company. Mr. Weckstein most recently was senior vice president, hotel operations for Windsor Capital Group, a Los Angeles-based hotel management and development company. With over 40 years of hotel industry experience, Mr. Weckstein's comprehensive background in hotel operations, development, finance and sales and marketing greatly complements the strengths of the Company's leadership position within the industry and reinforces the true character of John Q. Hammons Hotels, Inc.

                                                         Partnerships | 2001 JQH

partnerships (part.ner.ships) noun 1. A collection of groups that share a fixed proportion of profits and losses. 2. A relationship between individuals that is characterized by mutual cooperation and responsibility, in efforts to reach a desired objective. 3. A sense of trust established between a company or service and its customers.

Relationships that spell success

In order to maintain stability during the most challenging times, it is beneficial for a company to associate with those who share similar values and principles. In turn, the company will be better prepared and positioned to absorb the harshest of economic hardships.

     The Company is distinguished by its ability to establish the most advantageous partnerships in every market. After extensive market analysis and research, the brands are carefully selected to fit the needs of each respective market. By working with the strongest, most reputable brands in the hotel industry, John Q. Hammons Hotels, Inc. strives to establish a dominant market share in each community. Hotels in the Company's portfolio are consistently recognized as some of the highest-ranking in the country within their respective brand.

     In 2001, the Company owned or managed six of the top ten Embassy Suites Hotels worldwide and five Holiday Inn Hotels received Quality Excellence Awards for demonstrating the highest standards in hotel operations, product quality and customer satisfaction.

     Each hotel is staffed with a team of warm and caring professionals that strives to maintain a long-lasting relationship with its customers. In addition, John Q. Hammons Hotels, Inc. works closely with local businesses as well as state and local officials to develop hotels that meet the needs of the community and satisfy long-term demand for hotel rooms. In some cases, the Company benefits from incentives offered by local governments, city leaders and convention and visitors bureaus interested in ensuring the development of a quality hotel in their community. In fact, many of the hotels were developed in partnership with local governments to specifically serve meetings and convention markets.

                                                              Product 2001 | JQH

     product (prod.ekt) noun 1. Something produced by human or mechanical effort. 2. A direct, tangible result created and constructed with the support of extensive research and preparation and intuitive planning.

A superior product

By creating the strongest portfolio in the industry and allowing it to reach its full potential, the Company will be better positioned to endure the most turbulent times.

   In 2001, the Company sustained a favorable market share by focusing on the quality of its hotels and customer service. John Q. Hammons Hotels, Inc. continually monitors both its individual hotels and overall operations to maintain its signature level of consistency. To date, the Company owns and/or manages 56 hotels in 22 states, for a total of 13,711 rooms and 1.7 million square feet of meeting and convention space--more than any other hotel management company in the country.

   Each hotel is ideally designed by the Company to target convention guests as well as corporate and leisure travelers. The hotels are defined by such alluring features as spectacular multistoried atriums, expansive and flexible meeting spaces, spacious guest rooms or suites, full-service restaurants and aesthetically pleasing lounge areas.

   In 2001, three distinguished hotels, owned privately by John Q. Hammons, were added to the Company's management portfolio:

 . The Renaissance Dallas-Richardson Hotel--an anchor of a 27-acre development in the Galatyn Park Urban Center--opened in May in Richardson, Texas. The hotel features 336 rooms and more than 30,000 square feet of meeting space.

 . Opened in August, the Embassy Suites Nashville South, in Franklin, Tennessee, features 250 suites and 15,000 square feet of convention space. It is strategically located near the Franklin Convention Center and Cool Springs Galleria.

 . In September, the 136-room Residence Inn by Marriott opened in Springfield,
   Missouri, catering to extended-stay guests.

2001 JQH | Location

     location (lo.ka.shen) noun 1. A tract of land that has been surveyed and marked off. 2. The placement of something in a specified area to generate positive and profitable rewards.

               The perfect location

               The creation of the finest-quality hotel is one thing. Where to put it is another. Assembled with fine hotels in profitable markets, John Q. Hammons Hotels, Inc. is a continued leader in the hotel industry.

                  Even in the most uncertain times, the Company specifically targets markets that offer environments less susceptible to economic downturns. Every hotel, in every market, is strategically located in a city containing multiple demand generators such as airports, state capitals, convention centers and universities. However, the location of a hotel by itself doesn't necessarily guarantee prosperous returns.

                  Much of the success of John Q. Hammons Hotels, Inc. lies in pairing the right hotel brand with the right market. Armed with an experienced management team, the Company uses extensive research and marketing analysis to determine which hotel brand is best suited for the demands of a particular market.

                  This methodical approach enables every property to tap into a variety of sources to help drive both meeting business and room-night revenues. Most importantly, it allows our hotels to rank in the top three performers in market penetration in every community we serve. This is evidenced by the fact that 18 hotels are ranked number one in their respective markets.

                  John Q. Hammons Hotels, Inc. understands the power of
               complementing its prime locations with the highest quality hotels in strategic markets. This allows the company to consistently maintain its position at the top of the industry.

                                                      Company Profile | 2001 JQH

Company Profile

     John Q. Hammons Hotels, Inc. and its subsidiaries (collectively, the "Company") are leading independent owners, managers and developers of affordable, upscale hotels in market-driven locations. The Company owns 47 hotels located in 20 states containing 11,633 guest rooms and suites (the "Owned Hotels") and manages nine hotels located in five states containing 2,078 guest rooms (the "Managed Hotels"). The Company has suspended development since the completion of its 1999 scheduled hotels. The Company's existing 56 Owned Hotels and Managed Hotels (together, the "JQH Hotels") operate primarily under the Embassy Suites and Holiday Inn trade names. Most of the Company's hotels are in or near a state capital, university, airport, corporate headquarters, office park or other demand generator.

     The Company's focus is to increase cash flow and thereby enhance stockholder value primarily through (i) capitalizing on positive operating fundamentals in the upscale, full-service sector of our markets and improving the operating results of newer hotels, (ii) converting the franchises of our existing hotels to franchise brands that are considered to be more upscale and (iii) adhering to the principles of quality and service that have enabled the Company to endure challenges. The Company has designed each new hotel to meet the specific needs of its market and has engaged in marketing efforts months in advance of the hotel's opening. The Company's entire management team, including senior management, architects, design specialists, hotel managers and sales personnel, is involved in the development and continuing operations of each hotel.

     The JQH Hotels are designed to appeal to a broad range of hotel customers, including frequent business travelers, groups and conventions as well as leisure travelers. The Company individually designs each hotel and most contain an impressive multistoried atrium, expansive meeting space, large guest rooms or suites and comfortable lounge areas. The hotels' meeting facilities can be readily adapted to accommodate both large and small meetings, conventions or trade shows. Of the JQH Hotels, the 17 Embassy Suites Hotels are all-suite hotels, which appeal to the traveler needing or desiring greater space and specialized services. The 17 Holiday Inn Hotels are affordably priced hotels designed to attract the business and leisure traveler desiring quality accommodations. In addition, the Company owns or manages other reputable brands throughout the country, including Marriott, Radisson and Sheraton.

     Management of the JQH Hotels is coordinated from the Company's headquarters in Springfield, Missouri, by its senior executive team. Six regional vice presidents and one district director are each responsible for supervising a group of general managers in day-to-day operations. Centralized management services and functions include sales and marketing, purchasing, financial controls, architecture and design, human resources, legal and hotel operations. Through these centralized services, significant cost savings are realized due to economies of scale.

2001 JQH | Company Profile

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

          The following sets forth the high and low closing sales prices of Class A Common Stock for the period indicated, as reported by the relevant stock exchange composite tapes:

                                                              High         Low
             2000
                                                          $ 5  1/8   $ 3  9/16
             First Quarter                                $ 5  1/8   $       4
             Second Quarter                               $ 7 3/16   $ 4 15/16
             Third Quarter                                $ 6  1/2   $ 5   1/8
             Fourth Quarter
                                                              High         Low
             2001
                                                          $   6.00   $    5.19
             First Quarter                                $   6.60   $    5.30
             Second Quarter                               $   7.00   $    4.05
             Third Quarter                                $   5.82   $    3.65
             Fourth Quarter


          On March 1, 2002, the last reported sales price of the Class A Common Stock on the AMEX was $5.90. On March 1, 2002, the Company had approximately 1,500 beneficial owners of Class A Common Stock of which approximately 250 are holders of record of Class A Common Stock.

          SELECTED CONSOLIDATED FINANCIAL INFORMATION OF THE COMPANY

          The selected consolidated financial information of the Company for the 2001, 2000, 1999, 1998 and 1997 fiscal years has been derived from, and should be read in conjunction with, the audited consolidated financial statements of the Company, which statements have been audited by Arthur Andersen LLP, independent public accountants. The information presented next should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" included in this report. The Company's fiscal year ends on the Friday nearest December 31.

                          Selected Consolidated Financial Information | 2001 JQH


Selected Consolidated Financial Information

                                                  (in thousands, except per share amounts, ratios and hotel data)

    Fiscal year ended                                 2001         2000         1999         1998         1997
    Revenues
    Rooms (a)                                      $ 266,353    $ 267,596    $ 229,807    $ 211,989    $ 195,296
    Food and beverage                                118,042      119,865      101,231       91,982       86,183
    Meeting room rental and other (b)                 52,263       49,113       40,646       35,003       31,795
                                                   -------------------------------------------------------------
       Total revenues                                436,658      436,574      371,684      338,974      313,274
                                                   -------------------------------------------------------------

    Operating expenses
    Direct operating costs and expenses (c)
       Rooms                                          68,061       68,224       59,507       54,600       50,265
       Food and beverage                              94,690       98,398       84,035       77,018       73,383
       Other                                           3,288        3,716        3,667        3,389        3,385
    General, administrative, sales and
       management service expenses (d, e)            131,522      124,393      104,876       95,500       85,766
    Repairs and maintenance                           17,847       17,065       15,059       13,438       12,578
    Depreciation and amortization                     62,174       53,367       45,669       45,580       34,781
                                                   -------------------------------------------------------------
       Total operating expenses                      377,582      365,163      312,813      289,525      260,158
                                                   -------------------------------------------------------------

    Income from operations                            59,076       71,411       58,871       49,449       53,116

    Other (income) expenses
    Interest expense and amortization
       of deferred financing fees, net                70,975       73,833       62,209       57,286       44,325
    Gain on property disposition (f)                    ----         ----       (2,365)      (8,175)        ----
                                                   -------------------------------------------------------------

    Income (Loss) before minority interest,
       provision for income taxes, extraordinary
       item and cumulative effect of change in
       accounting principle (g, m)                   (11,899)      (2,422)        (973)         338        8,791
    Minority interest in (earnings) losses of
    partnership                                        9,044        1,736          698         (242)      (6,302)
                                                   -------------------------------------------------------------

    Income (Loss) before provision for income
       taxes, extraordinary item and cumulative
       effect of change in accounting principle       (2,855)        (686)        (275)          96        2,489
    Provision for income taxes (h)                      (150)        (150)        (150)        (120)         (75)
                                                   -------------------------------------------------------------

    Income (Loss) before extraordinary item
       and cumulative effect of change
       in accounting principle                     $  (3,005)   $    (836)   $    (425)   $     (24)   $   2,414
                                                   =============================================================

    Basic and diluted income (loss) per share of
       common stock before extraordinary
       item and cumulative effect of change
       in accounting principle                     $   (0.59)   $   (0.16)   $   (0.07)   $    ----    $    0.38
                                                   =============================================================

2001 JQH | Selected Consolidated Financial Information

   continued                                              (in thousands, except per share amounts, ratios and hotel data)

   Fiscal year ended                                              2001         2000        1999        1998         1997
Other data
     EBITDA (i)                                              $ 121,250    $ 124,778   $ 104,540   $  95,029   $   87,897
     Net cash provided by operating activities                  51,070       36,374      41,294      43,494       27,769
     Net cash used in investing activities                     (39,658)     (45,584)   (100,216)    (92,925)    (193,271)
     Net cash provided by (used in) financing activities       (23,786)       5,037      62,416      53,703      161,014

   Margin and ratio data
     EBITDA margin (% of total revenue) (i)                       27.8%        28.6%       28.1%       28.0%        28.1%
     Earnings to fixed charges ratio (j)                          0.84x        0.96x       0.89x       0.91x        0.97x

   Operating data
   Owned hotels
     Number of hotels                                               47           47          45          42           45
     Number of rooms                                            11,633       11,633      11,067      10,293       11,108
     Average occupancy                                            62.9%        64.4%       62.9%       62.1%        62.9%
     Average daily room rate (ADR)                           $  100.07    $   98.56   $   94.87   $   91.38   $    82.38
     Room revenue per available room
        (RevPAR) (k)                                         $   62.90    $   63.50   $   59.64   $   56.79   $    51.84
     Increase in yield (l)                                        (0.9)%        6.5%        5.0%        9.5%         5.3%

   Balance sheet data
     Total assets                                            $ 881,724    $ 920,884   $ 934,312   $ 876,486   $  816,733
     Total debt, including current portion                     813,007      836,707     828,843     759,716      695,791
     Minority interest of holders of the LP units               14,111       23,515      25,251      27,392       39,399
     Equity                                                      7,194       10,242      13,855      17,847       18,508

(a)  Includes revenues derived from rooms.
(b) Includes meeting room rental, management fees for providing management services to the Managed Hotels and other.
(c) Includes expenses incurred in connection with rooms, food and beverage and telephones.
(d) Includes expenses incurred in connection with franchise fees, administrative, marketing and advertising, utilities, insurance, property taxes, rent and other.
(e) Includes expenses incurred providing management services to the Managed Hotels.
(f) Gain on sales includes six hotels sold February 6, 1998, one hotel sold December 31, 1998, and one hotel sold June 16, 1999.
(g) The 1998, 1999 and 2001 fiscal years do not include a $2.2 million, $0.2 million and $0.5 million respectively, extraordinary charge related to early extinguishment of debt.
(h) The Company has been taxed as a C Corporation on its portion of the Partnership's earnings.
(i) EBITDA represents earnings before net interest expense, provision for income taxes (if applicable) and depreciation and amortization. EBITDA is used by the Company for the purpose of analyzing its operating performance, leverage and liquidity. Such data are not a measure of financial performance under accounting principles generally accepted in the United States and should not be considered as an alternative to net earnings as an indicator of the Company's operating performance or as an alternative to cash flow as a measure of liquidity.
(j) Earnings used in computing the earnings to fixed charges ratios consist of net income plus fixed charges. Fixed charges consist of interest expense and that portion of rental expense representative of interest (deemed to be one-third of rental expense).
(k) Total room revenue divided by number of available rooms. Available rooms represent the number of rooms available for rent multiplied by the number of days in the period presented.
(l) Increase in yield represents the period-over-period increases in yield. Yield is defined as the room revenue per available room (RevPAR).
(m) The Company adopted a new accounting pronouncement in 1999 which requires cost of start-up activities, including pre-opening expenses, to be expensed as incurred. The 1999 fiscal year does not include a $1.8 million charge related to the change in accounting.

                                 Management's Discussion and Analysis | 2001 JQH

Management's Discussion and Analysis
of Financial Condition and Results of Operations

GENERAL

The following discussion and analysis primarily addresses results of operations of the Company for the fiscal years ended December 28, 2001 ("2001"), December 29, 2000 ("2000") and December 31, 1999 ("1999"). The following discussion should be read in conjunction with the selected consolidated financial information of the Company and the consolidated financial statements of the Company included elsewhere herein.

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

From 1997 through 2001, the Company's total revenues grew at an annual compounded growth rate of 8.7%, from $313.3 million to $436.7 million. Occupancy for the Owned Hotels during that period remained constant at 62.9%. However, the Owned Hotels' average daily room rate (ADR) increased by 21.5% from $82.38 to $100.07 during that period. Room revenue per available room (RevPAR) increased by 21.3% from $51.84 to $62.90.

In general, Owned Hotels opened during the period from 1997 to 2001 increased overall average room rate, while occupancy during this same period remained relatively constant. The Company tracks the performance of the Owned Hotels in two groups. One group of hotels are those opened by the Company during the current and prior fiscal years (the "New Hotels"). During 2001, the New Hotels included two hotels opened in 2000. The remainder of the Owned Hotels, excluding the New Hotels, are defined as Mature Hotels. In 2001, the Mature Hotels included 45 hotels opened prior to 2000. New hotels typically generate positive cash flow from operations before debt service in the first year, generate cash sufficient to service mortgage debt in the second year and create positive cash flow after debt service in the third year.

2001 JQH | Management's Discussion and Analysis

  Results of Operations of the Company

                                                        (in thousands, except per share amounts, ratios and hotel data)
     Fiscal year ended                                        2001         2000         1999          1998         1997
     Owned hotels
       Average occupancy                                      62.9%        64.4%        62.9%         62.1%        62.9%
       Average daily room rate (ADR)                   $    100.07  $     98.56  $     94.87   $     91.38  $     82.38
       Room revenue per available room (RevPAR)        $     62.90  $     63.50  $     59.64   $     56.79  $     51.84
       Available rooms (a)                               4,234,594    4,213,947    3,853,403     3,733,166    3,767,387
       Number of hotels                                         47           47           45            42           45

     Mature hotels
       Average occupancy                                      62.7%        65.1%        64.7%         64.1%        63.8%
       Average daily room rate (ADR)                   $     99.50  $     96.90  $     93.60   $     86.50  $     79.80
       Room revenue per available room (RevPAR)        $     62.36  $     63.09  $     60.57   $     55.41  $     50.90
       Available rooms (a)                               4,028,570    3,669,239    3,332,718     3,012,845    3,388,896
       Number of hotels                                         45           41           37            32           37

     New hotels
       Average occupancy                                      66.4%        59.9%        51.0%         54.1%        55.3%
       Average daily room rate (ADR)                   $    110.55  $    110.68  $    105.25  $     115.55  $    108.97
       Room revenue per available room (RevPAR)        $     73.37  $     66.29  $     53.70  $      62.54  $     60.21
       Available rooms (a)                                 206,024      544,708      520,685       720,321      378,491
       Number of hotels                                          2            6            8            10            8

     Percentages of total revenues
       Rooms                                                  61.0%        61.3%        61.8%         62.6%        62.3%
       Food and beverage                                      27.0%        27.5%        27.3%         27.1%        27.5%
       Meeting room rental and other                          12.0%        11.2%        10.9%         10.3%        10.2%
                                                       ----------------------------------------------------------------
          Total revenues                                     100.0%       100.0%       100.0%        100.0%       100.0%
                                                       ----------------------------------------------------------------

     Operating expenses
       Direct operating costs and expenses
          Rooms                                               15.6%        15.6%        16.0%         16.1%        16.0%
          Food and beverage                                   21.7%        22.5%        22.6%         22.7%        23.4%
          Other                                                0.8%         0.9%         1.0%          1.0%         1.1%
       General, administrative, sales and
          management service expenses                         30.1%        28.5%        28.2%         28.2%        27.4%
       Repairs and maintenance                                 4.1%         3.9%         4.1%          4.0%         4.0%
       Depreciation and amortization                          14.2%        12.2%        12.3%         13.4%        11.1%
                                                       ----------------------------------------------------------------
          Total operating expenses                            86.5%        83.6%        84.2%         85.4%        83.0%
                                                       ----------------------------------------------------------------
       Income from operations                                 13.5%        16.4%        15.8%         14.6%        17.0%
                                                       ================================================================

   (a) Available rooms represent the number of rooms available for rent multiplied by the number of days in the period reported or, in the case of New Hotels, the number of days the hotel was open during the period reported. Fiscal years above each contained 52 weeks, or 364 days.

                                 Management's Discussion and Analysis | 2001 JQH

2001 FISCAL YEAR COMPARED TO 2000 FISCAL YEAR

Total revenues increased slightly to $436.7 million in 2001 from $436.6 million in 2000. Of total revenues, 61.0% were revenues from rooms, compared to 61.3% in 2000. Revenues from food and beverage represented 27.0% of total revenues in 2001, compared to 27.5% in 2000, and revenues from meeting room rental and other represented 12.0% of total revenues in 2001 and 11.2% in 2000.

Rooms revenues decreased slightly to $266.4 million in 2001 from $267.6 million in 2000, a decrease of $1.2 million, or 0.4% as a result of the softer economy in late 2001 and the decreased travel related to the September 11, 2001 terrorist attacks. Average daily room rates (ADR) of Mature Hotels increased to $99.50 in 2001 from $96.90 in 2000. Occupancy in the Mature Hotels decreased 2.4 percentage points to 62.7% in 2001, compared to 65.1% in 2000. The Mature Hotels' room revenue per available room (RevPAR) decreased to $62.36 in 2001 from $63.09 in 2000, a decrease of $0.73, or 1.2%. In 2001, the New Hotels included two hotels, which generated RevPAR of $73.37, up 10.7% from the 2000 RevPAR of $66.29, when six New Hotels were open. In general, management believes the New Hotels are more insulated from the effects of new hotel supply than are the Mature Hotels, since the New Hotels utilize franchise brands that are considered to be more upscale in nature, and the New Hotels have higher-quality guest rooms and public spaces.

Food and beverage revenues decreased to $118.0 million in 2001 from $119.9 million in 2000, a decrease of $1.9 million, or 1.6%. This decrease was primarily related to the lower occupancy.

Meeting room rental and other revenues increased to $52.3 million in 2001 from $49.1 million in 2000, an increase of $3.2 million, or 6.5%. This increase was primarily due to the movement of business conventions to secondary markets and increased management fees from recently opened managed hotels.

Direct operating costs and expenses for rooms decreased to $68.1 million in 2001 from $68.2 million in 2000, a decrease of $0.1 million, or 0.1%. As a percentage of rooms revenues, these expenses increased slightly to 25.6% in 2001 from 25.5% in 2000. The dollar decrease was related to variable costs that decline as rooms revenues decrease.

Direct operating costs and expenses for food and beverage decreased to $94.7 million in 2001 from $98.4 million in 2000, a decrease of $3.7 million, or 3.8%, and decreased as a percentage of food and beverage revenues to 80.3% from 82.1% in 2000. The dollar decrease was due to decreased costs associated with the lower volume of sales and the decrease as a percentage of food and beverage revenues was related to improved inventory and labor controls.

Direct operating costs and expenses for other were $3.3 million in 2001 and $3.7 million in 2000, a 10.8% decrease. As a percentage of meeting room rental and other revenues, these expenses were 6.3% in 2001 and 7.5% in 2000. The decrease resulted from lower telephone expenses during 2001.

General, administrative, sales and management service expenses increased to $131.5 million in 2001 from $124.4 million in 2000, an increase of $7.1 million, or 5.7%, and increased as a percentage of total revenues to 30.1% in 2001 from 28.5% in 2000. The increases in these expenses were primarily attributable to higher utility, insurance and guest frequency program costs during 2001 and other fees associated with the moisture related problems, as discussed in Liquidity and Capital Resources.

Repairs and maintenance expenses increased to $17.8 million in 2001 from $17.1 million in 2000, an increase of $0.7 million, or 4.1%, and increased slightly as a percentage of revenues to 4.1% in 2001 from 3.9% in 2000.

Depreciation and amortization increased by $8.8 million, or 16.5%, to $62.2 million in 2001 from $53.4 million in 2000. As a percentage of total revenues, these expenses increased to 14.2% in 2001 from 12.2% in 2000. The increase was primarily related to the additional charge to depreciation expense resulting from the moisture related issues, as discussed in Liquidity and Capital Resources.

Income from operations decreased to $59.1 million in 2001 from $71.4 million in 2000, a decrease of $12.3 million, or 17.2%. As a percentage of total revenues, income from operations was 13.5% in 2001, compared to 16.4% in 2000. The change related primarily to decreased revenues due to a softer economy in 2001 and the additional depreciation expense, as discussed above.

Interest expense and amortization of deferred financing fees decreased to $71.0 million in 2001 from $73.8 million in 2000, a decrease of $2.8 million, or 3.8%. The decrease was attributable to lower interest rates and the Company's use of excess cash to reduce debt by approximately $23.7 million during the fiscal year.

Loss before minority interest, provision for income taxes and extraordinary item was $11.9 million in 2001 compared to $2.4 million in 2000, an increase of $9.5 million.

Net loss for 2001 was $3.1 million, compared to $0.8 million in 2000.

2001 JQH | Management's Discussion and Analysis

2000 FISCAL YEAR COMPARED TO 1999 FISCAL YEAR

Total revenues increased to $436.6 million in 2000 from $371.7 million in 1999, an increase of $64.9 million, or 17.5%. Of total revenues recognized in 2000, 61.3% were revenues from rooms, compared to 61.8% in 1999. Revenues from food and beverage represented 27.5% of total revenues recognized in 2000, compared to 27.3% in 1999, and revenues from meeting room rental and other represented 11.2% of total revenues in 2000, and 10.9% in 1999.

Rooms revenues increased to $267.6 million in 2000 from $229.8 million in 1999, an increase of $37.8 million, or 16.4%, as a result of a full year of operation for the four hotels opened in 1999 and an increase in both the average daily room rate and occupancy of the Mature Hotels. Average daily room rates (ADR) of Mature Hotels increased to $96.90 in 2000 from $93.60 in 1999. The occupancy in the Mature Hotels increased 0.4 percentage points to 65.1% in 2000, compared to 64.7% in 1999. The Mature Hotels' room revenue per available room (RevPAR) improved to $63.09 in 2000 from $60.57 in 1999, an increase of $2.52, or 4.2%. In 2000, the New Hotels included six hotels, which generated RevPAR of $66.29, up 23.4% from the 1999 RevPAR of $53.70, when eight new hotels were opened.

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

Direct operating costs and expenses for food and beverage increased to $98.4 million in 2000 from $84.0 million in 1999, an increase of $14.4 million, or 17.1%, but decreased as a percentage of food and beverage revenues to 82.1% in 2000 from 83.0% in 1999. The dollar increase was due to costs associated with the higher volume of sales associated with the New Hotels.

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

Repairs and maintenance expenses increased to $17.1 million in 2000 from $15.1 million in 1999, an increase of $2.0 million, or 13.2%, but decreased as a percentage of revenues to 3.9%, compared to 4.1% in 1999.

Depreciation and amortization increased by $7.7 million, or 16.8%, to $53.4 million in 2000 from $45.7 million in 1999. As a percentage of total revenues, these expenses decreased slightly to 12.2% in 2000 compared to 12.3% in 1999. The dollar increase was a direct result of the increased level of capital expenditures for the New Hotels.

Income from operations increased to $71.4 million in 2000 from $58.9 million in 1999, an increase of $12.5 million, or 21.2%. As a percentage of total revenues, income from operations was 16.4% in 2000, compared to 15.8% in 1999, due to improved profit margins.

Interest expense and amortization of deferred financing fees, net increased to $73.8 million in 2000 from $62.2 million in 1999, an increase of $11.6 million, or 18.6%. The increase was attributable to debt associated with the financing of the New Hotels.

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

                                 Management's Discussion and Analysis | 2001 JQH

LIQUIDITY AND CAPITAL RESOURCES

In general, the Company has financed its operations through internal cash flow, loans from financial institutions, the issuance of public debt and equity and the issuance of industrial revenue bonds. The Company's principal uses of cash are to pay operating expenses, service debt and fund capital expenditures.

At December 28, 2001, the Company had $33.2 million of cash and equivalents and also had $11.0 million of marketable securities, compared to $45.6 million in cash and cash equivalents and $3.6 million of marketable securities at the end of 2000. Such amounts are available for working capital requirements of the Company.

Net cash provided by operating activities increased to $51.1 million at the end of 2001 from $36.4 million at the end of 2000, an increase of $14.7 million, or 40.4%, primarily as the result of a reduction of construction expenditures of approximately $12.1 million in 2001 from 2000 and an increase in depreciation expense of $8.8 million. These variances were partially offset by the increase in losses in 2001.

The Company incurred net capital expenditures of $32.1 million (approximately $8.4 million of which was related to correcting the moisture related issues discussed below) and $43.5 million, respectively, for 2001 and 2000. Capital expenditures typically include capital improvements on existing hotel properties and expenditures for development of new hotels. Capital expenditures of $32.1 million during 2001 were for existing hotels, compared to $21.5 million for new hotel development and $22.0 million for existing hotels in 2000. During 2002, the Company expects capital expenditures to approximate $23.6 million.

During fiscal 2000, the Company initiated claims against certain of its construction service providers, as well as with its insurance carrier. These claims resulted from costs the Company incurred and expected to incur in order to address moisture related problems caused by water intrusion through defective windows at nine of the Company's hotel properties. In December 2001, the Company initiated legal actions in an effort to collect claims previously submitted. Subsequent to the filing of the legal action, the insurance carrier notified the Company that a portion of its claims had been denied. As of December 28, 2001, the Company had incurred approximately $8.4 million of an estimated $12.0 million of costs to correct the underlying moisture problem. The Company and its legal counsel will continue to vigorously pursue collection of these costs; however, in the fourth quarter the Company recorded additional depreciation expense of approximately $6.1 million to bring the total charge for the year to $7.6 million (which is the total estimated impact) to reserve the net historical costs of the hotel property assets refurbished absent any recoveries. To the extent recoveries are realized, they will be recorded as a component of other income.

At the end of 2001, total debt was $813.0 million, compared with $836.7 million in 2000. The decrease is attributable to the Company's debt reduction program during 2001. The current portion of long-term debt was $38.9 million at the end of 2001, compared with $56.3 million at the end of 2000. Of the 2001 current portion of long-term debt, $23.0 million is attributable to the Omaha Embassy Suites property, which is expected to be refinanced prior to its maturity in August 2002. Options are being explored for the refinancing of the two outstanding First Mortgage Notes, due in 2004 and 2005.

The Company expects 2002 capital requirements to be funded by cash, cash flow from operations and refinancing of certain existing hotels. Based upon current plans, the Company anticipates that its capital resources will be adequate to satisfy its 2002 capital requirements for normal recurring capital improvement projects. The Company remains cautiously optimistic about its performance in the first and second quarters of 2002. January RevPAR in 2002 was down 7.0% compared to January 2001, yet EBITDA from hotels increased 8.5% over the same period. First quarter revenues and EBITDA are expected to be comparable to 2001, and potentially improve as economic recovery continues. The Company is expected to produce cash as it has historically, which will be used to fund capital expenditures, reduce debt and further deleverage the Company in 2002.

The Company did not distribute or accrue any amounts in 2001 or 2000 for income taxes. Distributions by the Company must be made in accordance with the provisions of the Indentures.

We discuss recent accounting pronouncements and their potential effects on the Company in Note 2(t), and we discuss financial transactions with related parties in Note 3, of Notes to Consolidated Financial Statements.

2001 JQH | Management's Discussion and Analysis

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

QUANTITATIVE AND QUALITATIVE DISCLOSURE ABOUT MARKET RISK

The Company is exposed to changes in interest rates primarily as a result of its investing and financing activities. Investing activity includes operating cash accounts and investments, with an original maturity of three months or less, and certain balances of various money market and common bank accounts. The financing activities of the Company are comprised of long-term fixed and variable rate debt obligations utilized to fund business operations and maintain liquidity. The following table presents the principal cash repayments and related weighted average interest rates by maturity date for the Company's long-term fixed and variable rate debt obligations as of December 28, 2001:

   Expected Maturity Date                                                                                 Fair
   (in millions)                   2002     2003     2004     2005     2006   Thereafter   Total      Value(d)
   Long-Term Debt (a)
     $300 million
        First Mortgage Notes      $ ---    $ ---     $ 295   $ ---    $ ---    $  ---      $ 295       $  295
     Average interest rate (b)      8.9%     8.9%      8.9%                                  8.9%

     $90 million
        First Mortgage Notes      $ ---    $ ---     $ ---   $  79    $ ---    $  ---      $  79       $   81
     Average interest rate (b)      9.8%     9.8%      9.8%    9.8%                          9.8%

     Other fixed-rate
        debt obligations          $  36    $  55     $   7   $   8    $   8    $  209      $ 323       $  323
     Average interest rate (b)      8.6%     8.3%      8.3%    8.3%     8.3%      8.6%       8.5%

     Other variable-rate
        debt obligations          $    3   $  29     $  48   $   1    $  11    $   24      $ 116       $  116
     Average interest rate (c)       4.8%    4.8%      4.8%    4.8%     4.8%      4.8%       4.8%


(a) Includes amounts reflected as long-term debt due within one year.

(b) For the long-term fixed rate debt obligations, the weighted average interest rate is based on the stated rate of the debt that is maturing in the year reported. The weighted average interest rate excludes the effect of the amortization of deferred financing costs.

(c) For the long-term variable rate debt obligations, the weighted average interest rate assumes no changes in interest rates and is based on the variable rate of the debt, as of December 28, 2001, that is maturing in the year reported. The weighted average interest rate excludes the effect of the amortization of deferred financing costs.

(d) The fair values of long-term debt obligations approximate their respective historical carrying amounts except with respect to the $90 million First Mortgage Notes. The fair value of the first mortgage note issues is estimated by obtaining quotes from brokers.

                                    Report of Independent Accountants | 2001 JQH

Report of Independent Public Accountants


TO THE STOCKHOLDERS OF JOHN Q. HAMMONS HOTELS, INC.:

We have audited the accompanying consolidated balance sheets of John Q. Hammons Hotels, Inc. and Companies (Note 1) as of December 28, 2001 and December 29, 2000, and the related consolidated statements of operations, changes in minority interest and stockholders' equity and cash flows for each of the three fiscal years ended December 28, 2001, December 29, 2000 and December 31, 1999. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of John Q. Hammons Hotels, Inc. and Companies (Note 1) as of December 28, 2001 and December 29, 2000, and the results of their operations and their cash flows for each of the three fiscal years ended December 28, 2001, December 29, 2000 and December 31, 1999 in conformity with accounting principles generally accepted in the United States.

As discussed in Note 2(t) to the consolidated financial statements, effective in the first quarter of fiscal 1999, the Company changed its method of accounting for costs of start-up activities, including preopening expenses.

                                                         /s/ Arthur Andersen LLP
                                                                Cincinnati, Ohio
                                                                February 8, 2002

2001 JQH | Consolidated Financial Statements

Consolidated Balance Sheets
(000s omitted, except share data)

   Assets
   Fiscal year end                                                                                   2001          2000
   Cash and equivalents (restricted cash of $882 and
     $715 in 2001 and 2000, respectively) (Note 2)                                             $    33,180   $    45,554

   Marketable securities (Note 2)                                                                   11,016         3,617

   Receivables
     Trade, less allowance for doubtful accounts of $231 in 2001 and 2000                           10,771        11,606
     Pending insurance claims and other (Note 2)                                                       824         2,438
     Management fees (Note 3)                                                                          148           101

   Inventories                                                                                       1,288         1,496

   Prepaid expenses and other                                                                        3,446         2,396
                                                                                               -------------------------

   Total current assets                                                                             60,673        67,208
                                                                                               -------------------------

   Property and equipment, at cost (Notes 2, 5 and 6)
     Land and improvements                                                                          61,140        58,229
     Buildings and improvements                                                                    745,277       740,618
     Furniture, fixtures and equipment                                                             312,079       297,946
     Construction in progress                                                                        1,868           ---
                                                                                               -------------------------
                                                                                                 1,120,364     1,096,793
     Less: Accumulated depreciation and amortization                                              (326,906)     (273,535)
                                                                                               -------------------------
                                                                                                   793,458       823,258

   Deferred financing costs, franchise fees and other,  net (Notes 2, 4 and 5)                      27,593        30,418
                                                                                               -------------------------

   Total assets                                                                                $   881,724   $   920,884
                                                                                               =========================

The accompanying notes to consolidated financial statements are an integral part of these consolidated balance sheets.

                                    Consolidated Financial Statements | 2001 JQH


Consolidated Balance Sheets
(000s omitted, except share data)

   Liabilities and equity
   Fiscal year end                                                                       2001         2000
   Liabilities
     Current portion of long-term debt (Note 5)                                       $  38,862    $  56,258
     Accounts payable                                                                     5,626        5,990
     Accrued expenses
        Payroll and related benefits                                                      7,307        9,077
        Sales and property taxes                                                         11,680       11,642
        Insurance (Notes 2 and 3)                                                         2,308        2,292
        Interest                                                                         11,999       12,639
        Utilities, franchise fees and other                                               6,152        6,747
                                                                                      ----------------------
          Total current liabilities                                                      83,934      104,645
     Long-term debt (Note 5)                                                            774,145      780,449
     Other obligations (Note 2)                                                           2,340        2,033
                                                                                      ----------------------
   Total liabilities                                                                    860,419      887,127
                                                                                      ----------------------

   Commitments and contingencies (Note 6)

   Minority interest of holders of limited partner units (Note 1)                        14,111       23,515

   Stockholders' equity (Notes 1 and 6)
     Preferred Stock, $.01 par value, 2,000,000 shares
        authorized, none outstanding                                                        ---          ---
     Class A Common Stock, $.01 par value, 40,000,000 shares authorized at December 28, 2001 and December 29, 2000, 6,042,000 shares issued at
        December 28, 2001 and December 29, 2000, and 4,782,179 and 4,770,419
        shares outstanding at December 28, 2001 and
        December 29, 2000, respectively                                                      60           60
     Class B Common Stock, $.01 par value, 1,000,000 shares authorized,
        294,100 shares issued and outstanding                                                 3            3
     Paid-in capital                                                                     96,373       96,373
     Retained deficit, net                                                              (83,539)     (80,420)
     Less: Treasury Stock, at cost; 1,259,821 and 1,271,581 shares at
        December 28, 2001 and December 29, 2000, respectively                            (5,703)      (5,774)
                                                                                      ----------------------
   Total equity                                                                           7,194       10,242
                                                                                      ----------------------

   Total liabilities and equity                                                       $ 881,724    $ 920,884
                                                                                      ======================

The accompanying notes to consolidated financial statements are an integral part of these consolidated balance sheets.

2001 JQH | Consolidated Financial Statements

Consolidated Statements of Operations
(000s omitted, except share data)


   Fiscal year ended                                                           2001              2000              1999
   Revenues
     Rooms                                                                 $   266,353       $   267,596       $   229,807
     Food and beverage                                                         118,042           119,865           101,231
     Meeting room rental and other                                              52,263            49,113            40,646
                                                                           -----------------------------------------------
        Total revenues                                                         436,658           436,574           371,684
                                                                           -----------------------------------------------

   Operating expenses (Notes 3, 4 and 6)
     Direct operating costs and expenses
        Rooms                                                                   68,061            68,224            59,507
        Food and beverage                                                       94,690            98,398            84,035
        Other                                                                    3,288             3,716             3,667
     General, administrative, sales
        and management service expenses                                        131,522           124,393           104,876
     Repairs and maintenance                                                    17,847            17,065            15,059
     Depreciation and amortization (Note 2)                                     62,174            53,367            45,669
                                                                           -----------------------------------------------
        Total operating expenses                                               377,582           365,163           312,813
                                                                           -----------------------------------------------

   Income from operations                                                       59,076            71,411            58,871

   Other (income) expenses
     Interest expense and amortization of deferred financing fees, net of $1,909, $2,798 and $3,161 of interest income in 2001,
        2000 and 1999, respectively (Note 2)                                    70,975            73,833            62,209
     Gain on sale of property and equipment                                        ---               ---            (2,365)
                                                                           -----------------------------------------------

   Loss before minority interest, provision for income taxes, extraordinary item and cumulative effect of change in
     accounting principle                                                      (11,899)           (2,422)             (973)
     Minority interest in losses of partnership (Note 1)                         9,044             1,736               698
                                                                           -----------------------------------------------

   Loss before provision for income taxes, extraordinary item
     and cumulative effect of change in accounting principle                    (2,855)             (686)             (275)
     Provision for income taxes (Note 2(l))                                       (150)             (150)             (150)
                                                                           -----------------------------------------------

   Loss before extraordinary item and cumulative effect of change
     in accounting principle                                                    (3,005)             (836)             (425)
     Extraordinary item; cost of early extinguishment of debt,
        no applicable tax benefit (Note 5)                                        (114)              ---               (55)
                                                                           -----------------------------------------------

   Loss before cumulative effect of change in accounting principle              (3,119)             (836)             (480)
     Cumulative effect of change in accounting principle,
        no applicable tax benefit (Note 2(t))                                      ---               ---              (515)
                                                                           -----------------------------------------------

   Net loss allocable to the Company (Note 1)                              $    (3,119)      $      (836)      $      (995)
                                                                           ===============================================

   Basic and diluted loss per share (Note 2(p))
     Loss before extraordinary item and cumulative effect
        of change in accounting principle                                  $     (0.59)      $     (0.16)      $     (0.07)
     Extraordinary item                                                          (0.02)              ---             (0.01)
     Cumulative effect of change in accounting principle                           ---               ---             (0.08)
                                                                           -----------------------------------------------
     Loss allocable to the Company                                         $     (0.61)      $     (0.16)      $     (0.16)
                                                                           ===============================================

   Weighted average shares outstanding                                       5,071,772         5,349,988         6,067,659
                                                                           ===============================================

The accompanying notes to consolidated financial statements are an integral part of these consolidated statements.

                                    Consolidated Financial Statements | 2001 JQH

Consolidated Statements of Changes in Minority Interest and Stockholders' Equity
(1)
(000s omitted)

                                                                        Stockholders' Equity

                                                         Class A    Class B             Company retained
                                            Minority      Common     Common    Paid-In     deficit after    Treasury
                                            Interest       Stock      Stock    Capital    reorganization       Stock       Total
   Balance, at January 1, 1999              $ 27,392    $     60   $      3   $ 96,373       $  (78,589)    $    ---    $ 17,847
   Net loss allocable to the Company             ---         ---        ---        ---             (995)         ---        (995)
   Minority interest in losses of
   partnership, after extraordinary
     item and cumulative effect of
     change in accounting principle
     of $1,443                                (2,141)        ---        ---        ---              ---          ---         ---
   Treasury Stock purchased                      ---         ---        ---        ---              ---       (3,037)     (3,037)
   Issuance of Common Stock to directors         ---         ---        ---        ---              ---           40          40
                                            ------------------------------------------------------------------------------------

   Balance, at December 31, 1999              25,251          60          3     96,373          (79,584)      (2,997)     13,855
   Net loss allocable to the Company            ----         ---        ---        ---             (836)         ---        (836)
   Minority interest in losses of the
     partnership                              (1,736)        ---        ---        ---              ---          ---         ---
   Treasury Stock purchased                      ---         ---        ---        ---              ---       (2,827)     (2,827)
   Issuance of Common Stock to directors         ---         ---        ---        ---              ---           50          50
                                            ------------------------------------------------------------------------------------

   Balance, at December 29, 2000              23,515          60          3     96,373          (80,420)      (5,774)     10,242
   Net loss allocable to the Company             ---         ---        ---        ---           (3,119)         ---      (3,119)
   Minority interest in losses of the
     partnership, after extraordinary
     item of $360                             (9,404)        ---        ---        ---              ---          ---         ---
   Issuance of Common Stock to directors         ---         ---        ---        ---              ---           71          71
                                            ------------------------------------------------------------------------------------

   Balance, at December 28, 2001            $ 14,111    $     60   $      3   $ 96,373       $  (83,539)    $ (5,703)   $  7,194
                                            ====================================================================================

          (1) For the periods presented, there are no elements of other comprehensive income as defined by the Financial Accounting Standards, No. 130, Reporting Comprehensive Income.
                                   ------------------------------

The accompanying notes to consolidated financial statements are an integral part of these consolidated statements.

2001 JQH | Consolidated Financial Statements

Consolidated Statements of Cash Flows
(000's omitted)

   Fiscal year ended                                                                  2001         2000        1999
   Cash flows from operating activities
     Net loss allocable to the Company                                            $ (3,119)    $   (836)  $    (995)
     Adjustments to reconcile net loss to cash
        provided by operating activities
          Minority interest in losses of partnership                                (9,044)      (1,736)       (698)
          Depreciation, amortization and loan cost amortization                     64,496       55,718      47,655
          Extraordinary item (Note 5)                                                  114         ----          55
          Cumulative effect of change in accounting principle (Note 2)                ----         ----         515
          Gain on sale of property and equipment                                      ----         ----      (2,365)
          Non-cash director compensation                                                71           50          40

     Changes in certain assets and liabilities
        Receivables                                                                  2,402          (35)         73
        Inventories                                                                    208         (147)       (144)
        Prepaid expenses and other                                                  (1,050)        (697)       (610)
        Accounts payable                                                              (364)      (5,887)     (1,264)
        Accrued expenses                                                            (2,951)      (2,686)        513
        Other obligations                                                              307       (7,370)     (1,481)
                                                                                  ---------------------------------
          Net cash provided by operating activities                                 51,070       36,374      41,294
                                                                                  ---------------------------------

   Cash flows from investing activities
     Additions to property and equipment                                           (32,101)     (43,499)   (123,620)
     Franchise fees and other                                                         (158)      (3,450)     15,353
     Sale (purchase) of marketable securities                                       (7,399)       1,365       1,551
     Proceeds from sales of property and equipment                                    ----         ----       6,500
                                                                                  ---------------------------------
          Net cash used in investing activities                                    (39,658)     (45,584)   (100,216)
                                                                                  ---------------------------------

   Cash flows from financing activities
     Proceeds from borrowings                                                       48,936       24,436     104,477
     Repayments of debt                                                            (72,636)     (16,572)    (35,350)
     Purchase of Treasury Stock                                                       ----       (2,827)     (3,037)
     Distributions                                                                    ----         ----      (2,936)
     Loan financing fees                                                               (86)        ----        (738)
                                                                                  ---------------------------------
          Net cash provided by (used in) financing activities                      (23,786)       5,037      62,416
                                                                                  ---------------------------------
          Increase (decrease) in cash and equivalents                              (12,374)      (4,173)      3,494

   Cash and equivalents, beginning of period                                        45,554       49,727      46,233
                                                                                  ---------------------------------
   Cash and equivalents, end of period                                            $ 33,180     $ 45,554   $  49,727
                                                                                  =================================

   Supplemental disclosure of cash flow information
     Cash paid for interest, net of amounts capitalized                           $ 71,208     $ 74,522   $  63,312
                                                                                  =================================

The accompanying notes to consolidated financial statements are an integral part of these consolidated statements.

                                    Consolidated Financial Statements | 2001 JQH

Notes to Consolidated Financial Statements
(000's omitted except share data)

 1. BASIS OF PRESENTATION

     (a) Entity matters--The accompanying consolidated financial statements include the accounts of John Q. Hammons Hotels, Inc. and John Q. Hammons Hotels, L.P. and subsidiaries (collectively the Company or, as the context may require John Q. Hammons Hotels, Inc. only). As of fiscal year end 2001, 2000 and 1999, the Company had 47, 47 and 45, respectively, hotels in operation of which, 30 in 2001, 30 in 2000 and 29 in 1999 operate under the Holiday Inn and Embassy Suites trade names. The Company's hotels are located in 20 states throughout the United States.

         The Company was formed in September 1994 and had no operations or assets prior to its initial public offering of 6,042,000 Class A common shares at $16.50 per share on November 23, 1994. Immediately prior to the initial public offering, Mr. John Q. Hammons (JQH) contributed approximately $5 million in cash to the Company in exchange for 294,100 shares of Class B Common Stock (which represents approximately 72% of the voting control of the Company). The Company contributed the approximate $96 million of net proceeds from the Class A and Class B Common Stock offerings to John Q. Hammons Hotels, L.P. (JQHLP) in exchange for an approximate 28% general partnership interest. Effective December 30, 2000, the Company exchanged 1,271,581 general partner units for funds advanced by JQHLP to the Company to repurchase 1,271,581 shares of the Company's Class A Common Stock. The number of general partner units exchanged is equivalent to the number of shares repurchased as outlined by the partnership agreement. As a result, the allocation percentages changed to approximately 24% for the Company and approximately 76% for the limited partner.

         As the sole general partner of JQHLP, the Company exercises control over all decisions as set forth in the partnership agreement. The net income (loss) allocable to the Company reported in the accompanying consolidated statements of operations includes the Company's approximate 24% share in 2001 and 28% share in 2000 and 1999 of all JQHLP earnings (losses). The approximate 76% in 2001 and 72% in 2000 and 1999 minority interest attributable to the portion of the partnership not owned by the Company has been reflected as minority interest in the accompanying consolidated financial statements.

         All significant balances and transactions between the entities and properties have been eliminated.

     (b) Partnership and other matters--A summary of selected provisions of the partnership agreement as well as certain other matters are summarized as follows:

         Allocation of income, losses and distributions:
         ----------------------------------------------
         Pretax income, losses and distributions of JQHLP will generally be allocated pro rata between the Company, as general partner, and the limited partner interest beneficially owned by JQH based on their respective ownership interests in JQHLP. However, among other things, to the extent the limited partners were not otherwise committed to provide further financial support and pretax losses reported for financial reporting purposes were deemed to be of a continuing nature, the balance of the pretax losses would be allocated only to the Company, with any subsequent pretax income also to be allocated only to the Company until such losses had been offset. In addition, with respect to distributions, in the event JQHLP has taxable income, distributions are to be made in an aggregate amount equal to the amount JQHLP would have paid for income taxes had it been a C Corporation during the applicable period. Aggregate tax distributions will first be allocated to the Company, if applicable, with the remainder allocated to the limited partners. There were no distributions for taxes for the fiscal years ended 2001, 2000 and 1999.

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

2001 JQH | Consolidated Financial Statements

        Notes to Consolidated Financial Statements
        (000s omitted, except share data)



               Redemption of limited partner interests:
               ----------------------------------------
               Subject to certain limitations, the limited partners of JQHLP have the right to require redemption of their limited partner interests at any time subsequent to November 1995. Upon redemption, the limited partners receive, at the sole discretion of the Company, one share of its Class A Common Stock for each limited partner unit tendered or the then cash equivalent thereof.

               Additional general partner interest:
               ------------------------------------
               Upon the issuance by the Company of additional shares of its Common Stock, including shares issued upon the exercise of its stock options (Note 9), the Company will be required to contribute to JQHLP the net proceeds received and JQHLP will be required to issue additional general partner units to the Company in an equivalent number to the additional shares of Common Stock issued.

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

           (b) Marketable securities--Marketable securities consist of available-for-sale commercial paper and government agency obligations which mature or will be available for use in operations in 2002. These securities are valued at current market value which approximates cost. Realized gains and losses in 2001, 2000 and 1999, determined using the specific identification method, were nominal.

           (c) Pending insurance claims--During fiscal 2000, the Company initiated claims against certain of its construction contractors and its insurance carrier to recover repair costs related to moisture related problems at certain of its hotels. At December 29, 2000, $1.7 million of these capital expenditures were classified as claims pending with insurance carrier and $2.6 million of these capital expenditures were classified as deferred costs as claims to be filed with insurance carrier as management and its outside counsel were of the opinion that it was remote that these amounts would not be realized. In December 2001, the Company initiated legal action to collect the claims submitted to the insurance carrier. The insurance carrier subsequently notified the Company that a portion of its claims had been denied, while others are pending review and ultimate resolution. Accordingly, at December 28, 2001, the Company has reflected the $8.4 million of capital expenditures to date as property additions and has recorded additional depreciation expense of $7.6 million to fully reserve the net historical cost of all damaged property. The Company estimates an additional $3.6 million of capital expenditures will be necessary to complete repair of the moisture related damage. The Company and its legal counsel will continue to vigorously pursue collection of these costs and, to the extent recoveries are realized, they will be recorded as other income.

           (d) Allowance for doubtful accounts--The following summarizes activity in the allowance for doubtful accounts on trade accounts receivable:

                                                                       Additions
                                                       Balance,       charged to                    Balance,
                                                      beginning        costs and                      end of
                                                      of period         expenses     Deductions       period
               Year ended, December 28, 2001           $    231         $    664       $  (664)     $    231
               Year ended, December 29, 2000                226              558          (553)          231
               Year ended, December 31, 1999                206              272          (252)          226

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

                                    Consolidated Financial Statements | 2001 JQH

        Notes to Consolidated Financial Statements
        (000s omitted, except share data)

                The components of deferred financing costs, franchise fees and other are summarized as follows:

                Fiscal year end                                                                          2001          2000
                Deferred financing costs                                                             $ 21,650    $   21,732
                Franchise fees                                                                          5,186         5,186
                Management contract costs and other (Note 3(e))                                         1,942         1,455
                Less: Accumulated amortization                                                        (16,439)      (13,586)
                                                                                                      ---------------------
                                                                                                       12,339        14,787
                Deposits                                                                               14,771        12,543
                Pending insurance claims (Note 2(c))                                                     ----         2,600
                Restricted cash deposits, interest bearing, related to sales of hotels and a component of replacement collateral for
                        1994 and 1995 First Mortgage Notes                                                166           160
                Other, net                                                                                317           328
                                                                                                     ----------------------
                                                                                                     $ 27,593    $   30,418
                                                                                                     ======================

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

                Construction in progress includes refurbishment costs of certain hotel developments at December 28, 2001. There was no construction in progress at December 29, 2000.

                The Company periodically reviews the carrying value of these assets and other long-lived assets and impairment losses are recognized when the expected undiscounted future cash flows are less than the carrying amount of the asset. Based on its most recent analysis, the Company believes no impairments existed at December 28, 2001.

                Interest costs, construction overhead and certain other carrying costs are capitalized during the period hotel properties are under construction. Interest costs capitalized were $0, $504 and $6,770 for the fiscal years ended 2001, 2000 and 1999, respectively. Costs incurred for prospective hotel projects ultimately abandoned are charged to operations in the period such plans are finalized. Costs of significant improvements are capitalized, while costs of normal recurring repairs and maintenance are charged to expense as incurred.

                The accompanying 2001 consolidated financial statements include the land costs for 35 of the operating hotel properties. Land for 9 of the remaining 12 operating hotel properties is leased by the Company from unrelated parties over long-term leases. Land for the remaining three operating hotel properties is leased by the Company from a related party over long-term leases (Note 3(f)). Rent expense for all land leases was $1,514, $1,489 and $1,109 for the fiscal years ended 2001, 2000 and 1999, respectively.

            (h) Par operating equipment--The Company's initial expenditures for the purchase of china, glassware, silverware, linens and uniforms are capitalized into furniture, fixtures and equipment and amortized on a straight-line basis over a three to five year life. Costs for replacement of these items are charged to operations in the period the items are placed in service.

            (i) Advertising--The Company expenses the cost of advertising associated with operating hotels as incurred. Advertising expense for 2001, 2000 and 1999 was approximately $32,899, $31,815 and $26,834, respectively.

            (j) Pensions and other benefits--The Company contractually provides retirement benefits for certain union employees at two of its hotel properties under a unio-sponsored defined benefit plan and a defined contribution plan. Contributions to these plans, based upon the provisions of the respective union contracts, approximated $99, $86 and $77 for the fiscal years ended 2001, 2000 and 1999, respectively.

2001 JQH | Consolidated Financial Statements

      Notes to Consolidated Financial Statements
      (000s omitted, except share data)

                The Company maintains an employee savings plan (a 401(k) plan) and matches a percentage of an employee's contributions. The Company's matching contributions are funded currently. The costs of the matching program and administrative costs charged to income were approximately $647, $506 and $258 in 2001, 2000 and 1999, respectively. The Company does not offer any other post-employment or post-retirement benefits to its employees.

            (k) Self-insurance--The Company was self-insured for general liability and workers' compensation claims that occurred prior to November 1999 and October 1998, respectively. The Company became self-insured for medical coverage effective January 1999. Estimated costs related to these self-insurance programs are accrued based on known claims and projected settlements of unasserted claims. Subsequent changes in, among others, unasserted claims, claim costs, claim frequency, as well as changes in actual experience, could cause these estimates to change. See Note 3(c) for additional insurance coverage.

                The Company has an $800 irrevocable stand-by letter of credit agreement with a bank, which was required by an insurance carrier for the Company's self-insurance programs. The letter of credit expires in October 2002.

            (l) Income taxes--The Company's provision for income taxes for fiscal 2001, 2000 and 1999 is summarized as follows:

                                                            2001         2000        1999
                  Currently payable                        $ 150      $   150    $    150
                  Deferred                                    --           --          --
                                                           ------------------------------
                  Provision for income taxes               $ 150      $   150    $    150
                                                           ==============================

                A reconciliation between the statutory federal income tax rate and the effective tax rate is summarized as follows:

                                                                           2001                  2000                  1999
                                                                    Amount      Rate      Amount      Rate      Amount       Rate
                        Benefit for income taxes at the
                                federal statutory rate             $  (971)     34%     $ (233)       34%      $ (94)        34%
                        Tax provision allocable
                                to general partner                     971     (34)        233       (34)         94        (34)
                        Provision for state franchise taxes            150      (5)        150       (22)        150        (55)
                                                                   ------------------------------------------------------------
                        Provision for income taxes                 $   150      (5)%    $  150       (22)%     $ 150        (55)%
                                                                   ============================================================

                At December 28, 2001 and December 29, 2000, the net deferred tax liability consisted of the following:

                                                                                               2001         2000
                     Deferred tax assets:
                     Estimated allocated tax basis in excess of the Company's proportionate
                     share of the book value of JQHLP's net assets                            $ 3,499   $   4,303
                     Deferred tax liabilities                                                      (1)         (1)
                                                                                              -------------------
                                                                                                3,498       4,302
                     Valuation allowance                                                       (3,499)     (4,303)
                                                                                              -------------------
                     Net deferred tax liability                                               $    (1)  $      (1)
                                                                                              ===================

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

                                    Consolidated Financial Statements | 2001 JQH

Notes to Consolidated Financial Statements
(000s omitted, except share data)

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

     (o) Fiscal year--The Company's fiscal year ends on the Friday nearest December 31 which includes 52 weeks in 2001, 2000, and 1999.

          The periods ended in the accompanying consolidated financial statements are summarized as follows:

            Year                                         Fiscal year end

            2001                                       December 28, 2001
            2000                                       December 29, 2000
            1999                                       December 31, 1999

     (p) Earnings (Loss) per share--Basic earnings (loss) per share is computed by dividing net income (loss) by the weighted average number of common shares outstanding during the year. Diluted earnings (loss) per share is computed similar to basic except the denominator is increased to include the number of additional common shares that would have been outstanding if potentially dilutive common shares had been issued.

          Options to purchase shares of Common Stock were outstanding during fiscal years 2001, 2000 and 1999 (Note 9). The options were not included in the computation of diluted earnings per share since the options would be antidilutive and certain of the options' exercise prices were greater than the average market price of the common shares.

          Since there are no dilutive securities, basic and diluted earnings
          (loss) per share are identical, thus a reconciliation of the numerator and denominator is not necessary.

     (q) Segments--The Company operates in one reportable segment, hospitality services.

     (r) Reclassifications--Certain prior years' amounts have been reclassified to conform with the 2001 presentation.

     (s) Derivative financial instruments--In the fourth quarter of fiscal 2000, the Company adopted the Statement of Financial Accounting Standards No. 133, Accounting for Derivative Instruments and Hedging Activities (SFAS No. 133), which requires companies to recognize all derivatives as either assets or liabilities in the statement of financial position and measure those instruments at fair value. Adoption of this standard did not have a material impact on its reported financial position, results of operations, cash flows or related disclosures. See additional disclosures in Note 7.

     (t) Accounting pronouncements--In April 1998, the American Institute of Certified Public Accountants issued Statement of Position 98-5, "Reporting on the Costs of Start-Up Activities" (SOP 98-5), which requires costs of start-up activities, including preopening expenses, to be expensed as incurred. Prior to January 1, 1999, the Company's practice was to defer these expenses until a hotel had commenced operations, at which time the costs, other than advertising costs which were expensed upon opening, were amortized over a one-year period. The Company adopted the provisions of this statement in the first quarter of fiscal 1999 and, as a result, cumulative unamortized preopening costs of $500 were charged to expense net of $1,300 of minority interest. Preopening expenses in 1999 approximated $4,161 and are included in general, administrative, sales and management service expenses in the accompanying consolidated statements of operations.

          In June 2001, the FASB issued Financial Accounting Standards Statement No. 142, "Goodwill and Other Intangible Assets," which addresses how intangible assets that are acquired individually, or with a group of other assets, should be accounted for in financial statements upon their acquisition. This statement also addresses how goodwill and other intangible assets should be accounted for after they have been initially recognized in the financial statements. The provisions of this statement are required to be applied starting with fiscal years beginning after December 15, 2001. The Company does not anticipate the adoption of this statement to have a significant impact on its consolidated financial position, results of operations, cash flows or related disclosures.

          In October 2001, the Financial Accounting Standards Board issued Statement No. 144 "Accounting for the Impairment or Disposal of Long-Lived Assets". This statement addresses financial accounting for the impairment or disposal of long-lived assets and requires that one accounting model be used for long-lived assets to be disposed of by sale and broadens the presentation of discontinued operations to include more disposal transactions. This standard is required to be adopted for the fiscal years beginning after December 15, 2001. As such, the Company is not required to adopt this standard until the fiscal year 2002. Management does not believe that the adoption of this standard will have a material impact on the financial position of the Company.

2001 JQH | Consolidated Financial Statements

Notes to Consolidated Financial Statements
(000s omitted, except share data)

 3. RELATED PARTY TRANSACTIONS

     (a) Hotel management fees--In addition to managing the hotel properties included in the accompanying consolidated financial statements, the Company provides similar services for other hotel properties owned or controlled by JQH which included 9, 6 and 5 properties at December 28, 2001, December 29, 2000 and December 31, 1999, respectively. A management fee of approximately 3% to 5% of gross revenues (as defined) is paid to the Company by these hotels which aggregated approximately $1,684, $1,245 and $844 for the fiscal years ended 2001, 2000 and 1999, respectively.

     (b) Accounting and administrative services--The hotels have contracted for accounting and other administrative services with Winegardner & Hammons, Inc. (WHI), a company related by common ownership. The accounting and administrative charges expensed by the hotel properties, included in administrative expenses, were approximately $1,574, $1,577 and $1,440 for the fiscal years ended, 2001, 2000 and
          1999, respectively.

          In 1999, the Company negotiated a new contract with WHI to continue to provide accounting and administrative services through June 2002. Charges for these services provided by WHI will approximate $35 per year for each hotel property for the duration of the agreement.

     (c) Insurance coverage--To supplement the Company's self-insurance programs, umbrella, property, auto, commercial liability, workers' compensation and, commencing in 1999, medical insurance is provided to the hotel properties under blanket commercial policies purchased by the Company or WHI, covering hotel properties owned by JQHLP, JQH or managed by WHI. Generally, premiums allocated to each hotel property are based upon factors similar to those used by the insurance provider to compute the aggregate group policy premium. Insurance expense for the properties included in operating expenses was approximately $7,341, $3,578 and $1,088 for the fiscal years ended 2001, 2000 and 1999, respectively. During fiscal 2000 and 1999, the Company realized continued favorable trends in insurance expense as a result of claims experience, rate improvements and favorable buyouts of several prior self-insured years.

     (d) Allocation of common costs--The Company and JQHLP incur certain hotel management expenses incidental to the operations of all hotels beneficially owned or controlled by JQH. These costs principally include the compensation and related benefits of certain senior hotel executives. Commencing in May of 1993, these costs were allocated by the Company to hotels not included in the accompanying consolidated statements, based on the respective number of rooms of all hotels owned or controlled by JQH. These costs approximated $328, $184 and $132 for the fiscal years ended 2001, 2000 and 1999, respectively. Management considers these allocations to be reasonable.

     (e) Transactions with stockholders and directors--Advances to JQH as of December 28, 2001 approximated $368 which were repaid subsequent to year end. There were no advances to JQH as of December 29, 2000.

          During 2000, the Company's Board of Directors authorized the Company to enter into a five-year management contract with JQH whereby the Company would pay a maximum 1 1/2% of the total development costs of JQH's personally developed hotels for the opportunity to manage the hotels upon opening and the right to purchase the hotels in the event they are offered for sale. During fiscal 2001 and 2000, the Company paid $487 and $1,455, respectively, of additional costs in accordance with the management contract. These costs will be amortized over the five-year contract period. Amortization for these costs will commence upon the opening of the respective hotels. The hotel management fee received by the Company from these hotels is discussed in Note 3(a) above.

          During 2001 and 2000, John Q. Hammons personally paid $128 and $49, respectively, to certain employees pursuant to the agreements.

     (f) Summary of related party expenses--The following summarizes expenses reported as a result of activities with related parties:

          Fiscal year ending                              2001     2000     1999

          Expenses included within general,
           administrative, sales and management
           service expenses
            Accounting and administrative              $ 1,574  $ 1,577  $ 1,440
            Rental expenses (Note 6)                       937      830      787
                                                       -------------------------
                                                       $ 2,511  $ 2,407  $ 2,227
                                                       =========================

          Allocated insurance expense from the
           pooled coverage included within
           various operating categories
            Insurance other than medical               $ 7,341  $ 3,578  $ 1,088
                                                       -------------------------
            Medical, net of employee payments          $ 4,105  $ 3,404  $ 3,167
                                                       =========================

                                    Consolidated Financial Statements | 2001 JQH

Notes to Consolidated Financial Statements
(000s omitted, except share data)

 4. FRANCHISE AGREEMENTS

     As of December 28, 2001 and December 29, 2000, 42 of the 47 operating hotel properties included in the accompanying consolidated balance sheets have franchise agreements with national hotel chains which require each hotel to remit to the franchisor monthly fees equal to approximately 3% to 6% of gross room revenues, as defined. Franchise fees expensed under these contracts were $10,496, $10,305 and $8,478 for the fiscal years ended 2001, 2000 and 1999, respectively.

     As part of the franchise agreements, each hotel also pays additional advertising, reservation and maintenance fees to the franchisor which range from 1% to 3.5% of gross room revenues, as defined. The amount of expense related to these fees included in the consolidated statements of operations as a component of sales expense was approximately $8,975, $9,021 and $7,720 for the fiscal years ended 2001, 2000 and 1999, respectively.

 5. LONG-TERM DEBT

     The components of long-term debt are summarized as follows:

     Fiscal year end                                                                            2001          2000
     1994 First Mortgage Notes, interest at 8.875%, interest only payable
     February 15 and August 15, principal due February 15, 2004, secured by a first mortgage lien on the original 20 hotel properties (or applicable replacement collateral) and additional capital contributions of up to $150
     million by JQH and an entity under his control. (Note 1(b))                          $  294,775   $   300,000

     1995 First Mortgage Notes, interest at 9.75%, interest only payable April 1 and October 1, principal due October 1, 2005, secured by a first mortgage lien on the original six hotel properties (or applicable replacement collateral), a second mortgage lien on the original two hotel properties and additional capital contributions of up to $45 million by JQH. (Note
     1(b))                                                                                    79,293        90,000

     Development bonds, interest rates at 7.125%, payable in scheduled installments through August 2015, certain of the obligations are subject to optional acceleration by the bondholders, secured by certain hotel
     facilities, fixtures and an assignment of rents.                                         12,881        13,439


     Mortgage notes payable to banks, insurance companies and a state retirement plan, fixed rates ranging from 7.5% to 9.5% payable in scheduled installments through April 2027, secured by certain hotel facilities, fixtures and an assignment of rents, with certain instruments subject to cross-collateralization provisions and, with respect to approximately
     $280,909 and $285,706 for 2001 and 2000, respectively, of mortgage notes, a
     personal guarantee of JQH.                                                              303,237       308,793


     Mortgage notes payable to banks, variable interest rates at LIBOR plus
     2.25% to prime plus 0.50% payable in scheduled installments through
     February 2008, with a certain instrument subject to a ceiling and a floor, also with a certain instrument subject to an interest rate swap agreement
     (Note 7), secured by certain hotel facilities, fixtures and an assignment of rents, and with respect to approximately $115,874 and $117,184 for 2001
     and 2000, respectively, of mortgage notes, a personal guarantee of JQH.                 115,874       117,370

     Other notes payable, interest at 8.125%, payable in scheduled installments through March 2003, secured by certain hotel improvements, furniture,
     fixtures and related equipment.                                                           6,947         7,105
                                                                                          ------------------------
                                                                                             813,007       836,707

     Less: Current portion                                                                   (38,862)      (56,258)
                                                                                          ------------------------
                                                                                          $  774,145   $   780,449
                                                                                          ========================

2001 JQH | Consolidated Financial Statements

     Notes to Consolidated Financial Statements
     (000s omitted, except share data)

          The indenture agreements relating to the 1994 and 1995 First Mortgage Notes include certain covenants which, among others, limit the ability of JQHLP and its restricted subsidiaries (as defined) to make distributions, incur debt and issue preferred equity interests, engage in certain transactions with its partners, stockholders or affiliates, incur certain liens, engage in mergers or consolidations and requires certain interest coverage ratios, as defined. In addition, certain of the other credit agreements include subjective acceleration clauses, and limit, among others, the incurrence of certain liens and additional indebtedness and require the achievement or maintenance of certain financial covenants. The 1994 and 1995 First Mortgage Notes and certain other obligations include scheduled prepayment penalties in the event the obligations are paid prior to their scheduled maturity.

          The Company paid or refinanced approximately $63,268, $9,701 and $28,000 of long-term debt in 2001, 2000 and 1999, respectively. In connection with these transactions, the Company incurred approximately $474, $0 and $200, respectively, in charges related to the early extinguishment of debt of which $114, $0 and $55, respectively, is allocable to the Company with the remaining charges applied to the minority interest. The Company's debt extinguishment charges have been reflected in the accompanying consolidated statements of operations as extraordinary items.

          Scheduled maturities of long-term debt as of December 28, 2001 are summarized as follows:

          Fiscal year ending                                             Amount

          2002                                                         $  38,862
          2003                                                            84,852
          2004                                                           349,589
          2005                                                            87,879
          2006                                                            18,775
          Thereafter                                                     233,050
                                                                       ---------
                                                                       $ 813,007
                                                                       =========

     6. COMMITMENTS AND CONTINGENCIES

          (a) Operating leases--The hotel properties lease certain equipment and land from unrelated parties under various lease arrangements. In addition, the Company leases certain parking spaces at one hotel for the use of its patrons and is billed by the lessor based on actual usage. Rent expense for these non-related party leases was approximately $3,114, $3,311 and $3,350 for the fiscal years ended 2001, 2000 and 1999, respectively, which has been included in general, administrative, sales and management service expenses.

               The Company operates two trade centers located in Joplin, Missouri, and Portland, Oregon. Both of the facilities in which these trade centers operate are owned by JQH. The lease agreement for the Joplin trade center stipulates nominal rentals for each of the fiscal years ended 2001, 2000 and 1999, and for each ensuing year through 2014. The lease agreement for the Portland facility extends through 2004 and requires minimum annual rents of $300 to JQH. In addition, the Company leases office space in Springfield, Missouri, from a partnership (of which JQH is partner). Annual payments for 2001 were approximately $247 beginning January 1, 2002. The Company extended the leases for the home office for a term expiring December 31, 2004, for approximately $250 per year. The Company has also entered into land leases with JQH for three operating hotel properties. Subject to the Company exercising purchase options provided under these agreements, these leases extend through 2008, 2036 and 2045, respectively, and require aggregate minimum annual payments of approximately $390. Rent expense for these related party leases was approximately $937, $890 and $787 for the fiscal years ended 2001, 2000 and 1999, respectively.

               The minimum annual rental commitments for noncancelable operating leases at December 28, 2001 are as follows:

               Fiscal year ending                  JQH        Other       Total

               2002                             $    943    $  1,679    $  2,622
               2003                                  943         968       1,911
               2004                                  948         734       1,682
               2005                                  395         605       1,000
               2006                                  395         495         890
               Thereafter                          9,945      38,321      48,266
                                                --------------------------------
                                                $ 13,569    $ 42,802    $ 56,371
                                                ================================

                                    Consolidated Financial Statements | 2001 JQH

Notes to Consolidated Financial Statements
(000s omitted, except share data)

     (b) Hotel development--Currently, the Company does not have any hotels under construction nor does it have any plans to start construction.

     (c) Stock repurchase--On December 1, 1998, the Board of Directors authorized the Company to repurchase up to $3,000 of the outstanding stock at market prices during fiscal 1999. On November 30, 1999, the Board of Directors authorized the Company to repurchase up to an additional $3,000 of the outstanding stock at market prices during fiscal 2000. No stock repurchase program was approved for 2001. At December 28, 2001, the Company has repurchased $5,703 of the total authorized to be repurchased, net of reissuances of stock.

     (d) Legal matters--The Company is party to various legal proceedings arising from its consolidated operations. Management of the Company believes that the outcome of these proceedings, individually and in the aggregate, will have no material adverse effect on the Company's consolidated financial position, results of operations or cash flows.

 7. FINANCIAL INSTRUMENTS WITH OFF-BALANCE SHEET RISK

     During 2001, the Company has entered into an interest rate swap agreement in order to manage its interest rate risk on a long-term bank borrowing approximating $27,665 discussed in Note 5. The initial notional amount under the swap agreement was also $27,665. This notional amount is scheduled to decline over the life of the swap agreement consistent with the scheduled maturities of long-term debt. The swap agreement is scheduled to expire in October 2003 concurrent with maturing of debt. The notional amount of this agreement was $27,610 at December 28, 2001. The fixed interest rate (company pay rate) per the agreement is 5.5%. The floating interest rate for the agreement (company receive rate) is a variable rate tied to LIBOR plus 2.25% (4.4% at December 28, 2001).

 8. FAIR VALUE OF FINANCIAL INSTRUMENTS

     The fair values of marketable securities and long-term debt approximate their respective historical carrying amounts except with respect to the 1994 and 1995 First Mortgage Notes for which the aggregate fair market value was approximately $376,000 and $353,000 at December 28, 2001 and December 29, 2000, respectively. The fair value of the First Mortgage Notes issued is estimated by obtaining quotes from brokers.

 9. STOCK OPTIONS

     Concurrent with the sale of equity securities in November 1994, the Company adopted a stock option plan for its employees. The plan authorizes the issuance of up to 2,416,800 shares of Class A Common Stock. In 1998, options were granted under the provisions of the 1994 stock option plan at fair market value as of the date of the grant ($7.38 weighted average price per share), and are generally exercisable over periods not exceeding ten years and vested over a four year period. In 2001 and 2000, additional options were granted under the provisions of the 1994 stock option plan at fair market value as of the date of the grant ($5.48 and $5.00 weighted average price per share, respectively), and are generally exercisable over periods not exceeding ten years and vested over a four year period. (See
     Note 1(b) Additional General Partner Interest.)

2001 JQH | Consolidated Financial Statements

     Notes to Consolidated Financial Statements
     (000's omitted except share data)

     A summary of the changes in options outstanding during 2001, 2000 and 1999 is as follows:

                                         Number of shares      Weighted average price per share
   Outstanding at January 1, 1999               1,069,500                             $    7.38
     Granted                                         ----                                  ----
     Exercised                                       ----                                  ----
     Expired                                     (118,000)                                 7.38
                                                -----------------------------------------------

   Outstanding at December 31, 1999               951,500                                  7.38
     Granted                                      846,500                                  5.00
     Exercised                                       ----                                  ----
     Expired                                     (186,800)                                 6.55
                                                -----------------------------------------------

   Outstanding at December 29, 2000             1,611,200                                  6.12
     Granted                                      160,000                                  5.48
     Exercised                                       ----                                  ----
     Expired                                     (121,700)                                 6.96
                                                -----------------------------------------------

   Outstanding at December 28, 2001             1,649,500                             $    5.99
                                                ===============================================
   Exercisable at December 28, 2001               714,875                             $    6.62
                                                ===============================================

The Company accounts for this option plan under APB Opinion No. 25, under which no compensation cost has been recognized. In accordance with Financial Accounting Standards Board Statement No. 123, (SFAS No. 123) "Accounting for Stock-Based Compensation", the Company is required, at a minimum, to report pro forma disclosures of expense for stock-based awards based on their fair values. Had compensation cost been determined consistent with SFAS No. 123, the Company's net loss and diluted loss per share for the years ended December 28, 2001, December 29, 2000 and December 31, 1999 would have been as follows:

Fiscal year ending                         2001       2000       1999

Net loss

   As reported                         $ (3,119)  $   (836) $    (995)
   Pro forma                             (3,392)    (1,099)    (1,214)

Basic and diluted loss per share
   As reported                         $  (0.61)  $  (0.16) $   (0.16)
   Pro forma                              (0.67)     (0.21)     (0.20)

In accordance with the provisions of Statement 123, in estimating the pro forma amounts, the fair value method of accounting was not applied to options granted prior to January 1, 1995.

The fair value of each option grant was estimated on the date of grant using the Black-Scholes option-pricing model with the following assumptions:

Fiscal year ending                  2001       2000         1999

   Dividend yield                      0%         0%           0%
   Expected volatility             36.70%     38.45%       33.50%
   Risk-free interest rate          4.73%      6.25%        5.67%
   Expected lives               7.5 years  7.5 years    7.5 years

The options granted in 2001, 2000 and 1998 under the 1994 plan to employees have a weighted average exercise price of $5.48, $5.00 and $7.38, respectively, a weighted average fair value of $2.71, $2.71 and $3.59 per option, respectively, and have an average contractual life of 8.3 years at December 28, 2001.

                                    Consolidated Financial Statements | 2001 JQH

Notes to Consolidated Financial Statements
(000's omitted except share data)

10. SUBSEQUENT EVENT

    Subsequent to December 28, 2001, the Company has agreed to purchase approximately 12,000 general partner units from JQHLP with the proceeds from the issuance of the Company's Common Stock to the Board of Directors. The number of general partner units to be purchased is equivalent to the number of shares issued as outlined by the partnership agreement. Had the units been purchased in fiscal 2001, the effect would not have had a material impact on the net loss.

11. QUARTERLY FINANCIAL DATA (UNAUDITED)

    Quarters                                                First       Second       Third       Fourth
    2001
       Total revenues                                 $   115,309   $  116,950  $  100,255  $   104,144
       Income from operations                              19,485       20,884       9,367        9,340
       Net income (loss) allocable to the Company             267          650      (2,108)      (1,928)
       Basic earnings (loss) per share                       0.05         0.13       (0.42)       (0.38)
       Diluted earnings (loss) per share                     0.05         0.12       (0.42)       (0.38)
       Basic weighted average shares                    5,064,564    5,070,073   5,076,174    5,076,279
       Diluted weighted average shares                  5,129,418    5,284,969   5,076,174    5,076,279

    2000
       Total revenues                                 $   104,124   $  114,498  $  108,523  $   109,429
       Income from operations                              15,413       22,125      16,916       16,957
       Net income (loss) allocable to the Company            (758)         846        (511)        (413)
       Basic and diluted earnings (loss) per share          (0.14)        0.16       (0.10)       (0.08)
       Basic and diluted weighted average shares        5,525,760    5,459,790   5,271,002    5,143,400

2001 JQH | Portfolio

     John Q. Hammons Hotels, Inc. Portfolio

       Embassy Suites                                                       Sheraton
         Charleston, West Virginia                                            Sioux Falls, South Dakota*
         Columbia, South Carolina
         Dallas (DFW North), Texas                                          Radisson
         Des Moines, Iowa                                                     Coral Springs, Florida
         Greensboro, North Carolina                                           Davenport, Iowa
         Greenville, South Carolina                                           Houston (Hobby Airport), Texas
         Kansas City (International Airport), Missouri
         Lincoln, Nebraska*                                                 Marriott
         Little Rock, Arkansas                                                Madison, Wisconsin
         Montgomery, Alabama                                                  Tucson, Arizona
         North Charleston, South Carolina
         Omaha, Nebraska                                                    Crowne Plaza
         Portland (Airport), Oregon                                           Albuquerque, New Mexico
         Raleigh/Durham, North Carolina
         Seaside (Monterey Bay), California                                 Holiday Inn
         Tampa, Florida                                                       Bakersfield, California (Holiday Inn Select)
         Nashville (South), Tennessee*                                        Beaumont, Texas
                                                                              Denver (International Airport), Colorado
       Hampton Inn & Suites                                                   Denver (Northglenn), Colorado
         Mesquite, Texas                                                      Emeryville (Bay Bridge), California
         Springdale, Arkansas                                                 Fort Collins, Colorado
                                                                              Joplin, Missouri
       Homewood Suites                                                        Portland (International Airport), Oregon
         Greensboro, North Carolina                                           Rapid City, South Dakota*
         Kansas City (International Airport), Missouri                        Reno, Nevada
                                                                              Sacramento, California
       Resorts                                                                Sioux Falls, South Dakota*
         Chateau on the Lake, Branson, Missouri                               Springdale, Arkansas
         World Golf Village Renaissance Resort, St. Augustine, Florida        Springfield (North), Missouri
                                                                              Springfield (University Plaza), Missouri*
       Independents                                                           Tucson (International Airport), Arizona
         University Plaza, Bowling Green, Kentucky                            West Des Moines, Iowa
         Collins Plaza, Cedar Rapids, Iowa
         Capitol Plaza, Jefferson City, Missouri                            Courtyard by Marriott
         Capitol Plaza, Topeka, Kansas                                        Springfield, Missouri*

       Renaissance                                                          Residence Inn by Marriott
         Charlotte, North Carolina                                            Springfield, Missouri*
         Oklahoma City, Oklahoma
         Richardson (Dallas), Texas*                                        * Managed Hotel

------------------------------------------------------------------------------------------------------------------------------------

       Independent Auditors                                                 10-K Availability
         Arthur Andersen LLP, Cincinnati, Ohio                                The Company will furnish to any shareholder, without
                                                                              charge, a copy of the Company's Annual Report or Form
       Transfer Agents                                                        10-K as filed with the Securities and Exchange
         First Union National Bank of North Carolina                          Commission for the year ended December 28, 2001, upon
         Shareholder Services Group                                           written request to:
         230 South Tryon Street
         Charlotte, North Carolina 28288-1153                                   Investor Relations
         Toll Free (800) 829-8432                                               John Q. Hammons Hotels, Inc.
         Local (704) 374-6531                                                   300 John Q. Hammons Parkway
         Fax (704) 383-8030                                                     Suite 900
                                                                                Springfield, Missouri 65806
                                                                                or investor.relations@jqh.com

                                     [LOGO]
                                John Q. Hammons
                                ----------------
                                HOTELS & RESORTS

      John Q. Hammons Hotels, Inc., 300 John Q. Hammons Parkway, Suite 900,
              Springfield, Missouri 65806 Telephone: (417) 864-4300
                           Web site: www.jqhhotels.com