Form 10-K, Exhibit 13
period 2003-01-03
HAMMONS JOHN Q HOTELS INC
filed 2003-04-02
CIK 930796

                                                                               .
                                                                               .
                                                                               .
                           2002 FINANCIAL HIGHLIGHTS

      (in thousands, except per share amounts, ratios and operating data)

                                                          2002        2001        2000

OPERATING RESULTS
    Total Revenues                                     $440,380    $436,658    $436,574

OTHER DATA
    EBITDA (a)                                         $121,721    $121,250    $124,778

PER SHARE DATA
    Loss Per Share before Extraordinary Item           $   0.19    $   0.59    $   0.16
    Total Loss Per Share                               $   0.54    $   0.61    $   0.16

SELECTED BALANCE SHEET DATA
    Total Assets                                       $859,972    $881,724    $920,884
    Total Debt, including Current Portion              $806,342    $813,007    $836,707

    Minority Interest of Holders of
        Limited Partner Units                          $  5,901    $ 14,111    $ 23,515
    Stockholders' Equity                               $  4,496    $  7,194    $ 10,242

OPERATING DATA
    Number of Hotels                                         47          47          47
    Number of Rooms                                      11,629      11,633      11,633
    Average Occupancy                                      63.8%       62.9%       64.4%
    Average Daily Room Rate (ADR)                      $  98.31    $ 100.07    $  98.56
    Room Revenue per Available
        Room (RevPAR)                                  $  62.68    $  62.90    $  63.50


(a) See Supplemental Financial Information in Management's Discussion and Analysis for EBITDA to income from operations.

   REVENUE          OCCUPANCY          ADR            REVPAR          EBITDA
2002  $440,380     2002 63.8%     2002  $ 98.31     2002  $62.68   2002  $121,721

2001  $436,658     2001 62.9%     2001  $100.07     2001  $62.90   2001  $121,250

2000  $436,574     2000 64.4%     2000  $ 98.56     2000  $63.50   2000  $124,778

                             LETTER TO STOCKHOLDERS

                                    [PHOTO]
                           CHATEAU ON THE LAKE RESORT
                               BRANSON, MISSOURI


Two thousand and two marks my 44th year in the hotel industry, and I can honestly say that the future is brighter than ever.

A few years ago, I promised that the public company would take the steps necessary to improve our balance sheet. Those of you who know me well, know that I am a man of my word. You also know that I believe in my principles.

In 2002, John Q. Hammons Hotels, Inc. demonstrated that by remaining true to these principles, and by taking aggressive action, we can-and will-keep our promise to our shareholders.

I have always set out to build the finest quality hotel and convention properties in locations offering maximum revenue and profit opportunities.
I have formed partnerships with the industry's leading brands, and I have entrusted my hotels, and my company, to people who would manage them as if they were their own.

By sticking to these principles-building quality, choosing the right location, teaming with the right brands and managing with care-we have established John Q. Hammons Hotels, Inc. as the nation's leading independent builder, owner and manager of full-service upscale hotels and convention centers in the United States.

Our 47 owned and nine managed hotels offer 13,704 rooms and suites and more than
1.7 million square feet of meeting and convention space.

Good economic times come and go. And although no one could have foreseen how the events of September 11, 2001, and the continued slump in business travel would affect our industry, it is in times like these that the strength of our properties-and our company as a whole-becomes truly evident.

In 2002, the public company made strides toward ensuring our competitive position and toward a return to profitability. Our management team remains committed to its responsibilities to you, our shareholders.

For years, I have been telling you that the strength of our company is in our hotels themselves, and our portfolio has outperformed the industry year after year. This past year was no exception.

While the industry experienced an average decline in Revenue Per Available Room (RevPAR) of more than 2.5 percent in 2002 to $49.24, we held relatively steady, with a decline of less than one percent to $62.68. Our hotels beat the industry by more than 27 percent and bested the upscale segment of the industry by almost 4 percent.

Occupancy increased to 63.8 percent, which is an increase of 0.9 percentage points, while our Average Daily Rate (ADR) decreased to $98.31.

The success of our portfolio speaks for itself. If you examine our portfolio of hotels, you know that we are always one of the top performers in the markets we serve, and in many cases, our hotels rank first in the market.

Our hotels are located in secondary markets where we know we can be the dominant performer. Our properties are located near multiple "demand generators," which help insulate our business market downturns.

                             LETTER TO STOCKHOLDERS


Fourteen of our hotels are located near state capitol buildings, 11 are located adjacent to convention or civic centers. We have eight airport locations and 17 hotels located near major universities.

Demand generated by state government and universities is relatively recession-proof, and the secondary markets of our convention center and airport locations are less dependent on international air travel than our big market competitors.

We partner with the right brands, and our franchise partners provide us with the highest level of support because they know we will consistently deliver a quality product for our mutual customers.

We own eight of the top 14 Embassy Suites Hotels system-wide, including three of the brand's top four performers. Four of our Holiday Inns have received Quality Excellence Awards from Six Continents.

We constantly monitor the performance of each hotel to ensure that our partner brands are working as hard as possible for each hotel. This year, we converted our Bowling Green University Plaza hotel from an independent to a Holiday Inn; our Houston and Coral Springs Radisson properties became Marriott hotels; and we converted our hotel in Albuquerque to a Marriott from a Crowne Plaza.

I will continue to personally develop and build new hotels. After all, it is what I do. But I have been and will continue to use my own resources to finance these projects.

A few years ago, we decided that the public company would not pursue new development projects for a while, so that we could concentrate on reducing our debt, improving operations and increasing the overall profitability of the company.

President Lou Weckstein and our management team have implemented a number of new initiatives that have, in turn, enabled John Q. Hammons Hotels, Inc. to lower its debt burden, while cutting operating costs and maximizing efficiencies in all of our hotels.

We remain true to this mission. We have refinanced debt. We have streamlined operations. We have kept our word.

In April of this year, we issued $510 million in First Mortgage Notes at 8-7/8 percent, due in 2012. Proceeds from the sale of these notes were used to refinance $300 million in 8-7/8 percent First Mortgage Notes due in 2004, $90 million in 9-3/4 percent First Mortgage Notes due in 2005 and five construction loans.

This refinancing provides us greater flexibility for future debt reduction, and with the industry slowly stabilizing, places us in a great position to accelerate our cash production.

The average age of the hotels in our portfolio is a youthful 11 years, and more than half of our hotels opened between 1995 and 2000. Despite these tough economic times, we will not compromise on quality, and have invested $82.7 million in the past three years to ensure that our properties keep pace with the changing demands of business and leisure travelers.

                                    (PHOTO)
                        RENAISSANCE OKLAHOMA CITY HOTEL
                            OKLAHOMA CITY, OKLAHOMA

                                    (PHOTO)
                               RENAISSANCE SUITES
                           CHARLOTTE, NORTH CAROLINA


We have implemented a number of successful "best demonstrated practices" for revenue management in our hotels. For example, according to Hilton Revenue Management Analysis, our Embassy Suites Hotels increased revenues (by 6.7 percent in 2002), even as the overall brand witnessed a decline in revenues.

Our food and beverage programs have also improved our bottom line. We have saved the company money by reducing inventories and through our successful negotiations with suppliers, we have reduced costs year over year. Overall, food and beverage profits are up from 2001.

We are confident that as the market stabilizes, these actions will place us well ahead of our competitors.

Furthermore, there is evidence that these strategies are working. Earnings before interest, taxes, depreciation and amortization (EBITDA) grew in 2002, to $121.7 million, despite the tough economic conditions.

During 2002, we reduced debt by $6.7 million, which included $15.1 million borrowed to provide for transaction costs incurred while refinancing our First Mortgage Notes.

As I mentioned at the outset of this letter, I do believe that the future is brighter than ever. There are signs that our economy is improving, and there is ample reason to believe that travelers will soon take to the roads and skies in greater numbers.

I invite you to join us on our journey toward greater prosperity. And as always, I welcome your questions, your counsel and your continued support.

(PHOTO)        Sincerely,

               /s/ JOHN Q. HAMMONS

               John Q. Hammons
               Founder, Chairman & CEO
               John Q. Hammons Hotels, Inc.

                                COMPANY PROFILE


John Q. Hammons Hotels, Inc. and its subsidiaries (collectively, the "Company") are leading independent owners, managers and developers of affordable, upscale hotels in market-driven locations. The Company owns 47 hotels located in 20 states containing 11,629 guest rooms and suites (the "Owned Hotels") and manages nine hotels located in five states containing 2,075 guest rooms (the "Managed Hotel"). The Company has suspended development since the completion of the properties opened in 2000. The Company's existing 56 Owned and Managed Hotels (together, the "JQH Hotels") operate primarily under the Embassy Suites Hotels, Holiday Inn and Marriott trade names. Most of the Company's hotels are in or near a state capital, university, airport, corporate headquarters, office park or other demand generator.

The Company's focus is to increase cash flow and thereby enhance stockholder value primarily through (i) capitalizing on positive operating fundamentals in the upscale, full-service sector of our markets and improving the operating results of newer hotels, (ii) converting the franchises of our existing hotels to franchise brands that are considered to be more upscale and (iii) adhering to the principles of quality and service that have enabled the Company to endure challenges. The Company has designed each new hotel to meet the specific needs of its market and has engaged in marketing efforts months in advance of the hotel's opening. The Company's entire management team, including senior management, architects design specialists, hotel managers and sales personnel, assists with the development and continuing operations of each hotel.

The JQH Hotels are designed to appeal to a broad range of hotel customers, including frequent business travelers, groups and conventions as well as leisure travelers. The Company individually designs each hotel and most contain an impressive multi-storied atrium, expansive meeting space, large guest rooms or suites and comfortable lounge areas. The hotels' meeting facilities can be readily adapted to accommodate both large and small meetings, conventions or trade shows. Of the JQH Hotels, the 17 Embassy Suites Hotels are all-suite hotels, which appeal to the traveler needing or desiring greater space and specialized services. The 18 Holiday Inn hotels are affordably priced hotels designed to attract the business and leisure traveler desiring quality accommodations. In addition, the Company owns or manages other reputable brands throughout the country, including Marriott, Radisson and Sheraton.

Management of the JQH Hotels is coordinated from the Company's headquarters in Springfield, Missouri, by its senior executive team. Six regional vice presidents are each responsible for supervising a group of general managers in day-to-day operations. Centralized management services and functions include sales and marketing, purchasing, financial controls, architecture and design, human resources, legal and hotel operations. Through these centralized services, significant cost savings are realized due to economies of scale.

                  SELECTED CONSOLIDATED FINANCIAL INFORMATION

STOCK PRICE PER SHARE


   UNAUDITED QUARTERLY STOCK INFORMATION

     The Company's Class A Common Stock (the "Class A Common Stock") was listed on the New York Stock Exchange from November 23, 1994, until February 28, 2000, when it began trading on the American Stock Exchange (AMEX) under the symbol "JQH." Prior to November 23, 1994, the Company's Class A Common Stock was not publicly traded.

     The following sets forth the high and low closing sales prices of Class A Common Stock for the period indicated, as reported by the relevant stock exchange composite tapes:

     2001                                                   HIGH      LOW
     First Quarter                                         $6.00     $5.19
     Second Quarter                                        $6.60     $5.30
     Third Quarter                                         $7.00     $4.05
     Fourth Quarter                                        $5.82     $3.65


     2002                                                   HIGH      LOW
     First Quarter                                         $6.50     $5.60
     Second Quarter                                        $7.00     $6.15
     Third Quarter                                         $6.38     $5.92
     Fourth Quarter                                        $5.92     $5.08


     On February 28, 2003, the last reported sales price of the Class A Common Stock on the AMEX was $5.20 On February 28, 2003, the Company had approximately 1,150 beneficial owners of Class A Common Stock and approximately 280 holders of record of Class A Common Stock.


     SELECTED CONSOLIDATED FINANCIAL INFORMATION OF THE COMPANY

     The selected consolidated financial information of the Company for the 2002, 2001, 2000, 1999 and 1998 fiscal years has been derived from, and should be read in conjunction with, the audited financial statements of the Company, which have been audited. The information presented next should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" included in this report. The Company's fiscal years ends on the Friday nearest December 31.

                  SELECTED CONSOLIDATED FINANCIAL INFORMATION


SELECTED CONSOLIDATED FINANCIAL INFORMATION

                                                        (in thousands, except per share amounts, ratios and hotel data)

FISCAL YEAR END                                             2002         2001         2000         1999         1998
                                                         ---------    ---------    ---------    ---------    ---------
Revenues
Rooms (a)                                                $ 270,534    $ 266,353    $ 267,596    $ 229,807    $ 211,989
Food and beverage                                          117,810      118,042      119,865      101,231       91,982
Meeting room rental, related party management fee
    and other (b)                                           52,036       52,263       49,113       40,646       35,003
                                                         ---------    ---------    ---------    ---------    ---------
    Total revenues                                         440,380      436,658      436,574      371,684      338,974
                                                         ---------    ---------    ---------    ---------    ---------

OPERATING EXPENSES
Direct operating costs and expenses (c)
    Rooms                                                   68,917       68,061       68,224       59,507       54,600
    Food and beverage                                       91,310       94,690       98,398       84,035       77,018
    Other                                                    3,179        3,288        3,716        3,667        3,389
General, administrative, sales and
    management service expenses (d,e)                      136,866      131,522      124,393      104,876       95,500
Repairs and maintenance                                     18,387       17,847       17,065       15,059       13,438
Depreciation and amortization                               54,202       62,174       53,367       45,669       45,580
                                                         ---------    ---------    ---------    ---------    ---------
    Total operating expenses                               372,861      377,582      365,163      312,813      289,525
                                                         ---------    ---------    ---------    ---------    ---------

INCOME FROM OPERATIONS                                      67,519       59,076       71,411       58,871       49,449


OTHER (INCOME) EXPENSES
Interest expense and amortization
    of deferred financing fees, net of interest income      70,971       70,975       73,833       62,209       57,286
Gain on property disposition (f)                                --      --              --         (2,365)      (8,175)
                                                         ---------    ---------    ---------    ---------    ---------

INCOME (LOSS) BEFORE MINORITY INTEREST,
    PROVISION FOR INCOME TAXES, EXTRAORDINARY
    ITEM AND CUMULATIVE EFFECT OF CHANGE IN
    ACCOUNTING PRINCIPLE (g,m)                              (3,452)     (11,899)      (2,422)        (973)         338
Minority interest in (earnings) losses of partnership        2,622        9,044        1,736          698         (242)
                                                         ---------    ---------    ---------    ---------    ---------

INCOME (LOSS) BEFORE PROVISION FOR INCOME
    TAXES, EXTRAORDINARY ITEM AND CUMULATIVE
    EFFECT OF CHANGE IN ACCOUNTING PRINCIPLE                  (830)      (2,855)        (686)        (275)          96
Provision for income taxes (h)                                (150)        (150)        (150)        (150)        (120)
                                                         ---------    ---------    ---------    ---------    ---------

LOSS BEFORE EXTRAORDINARY ITEM
    AND CUMULATIVE EFFECT OF CHANGE
    IN ACCOUNTING PRINCIPLE                              $    (980)   $  (3,005)   $    (836)   $    (425)   $     (24)
                                                         =========    =========    =========    =========    =========

BASIC AND DILUTED LOSS PER SHARE OF
    COMMON STOCK BEFORE EXTRAORDINARY
    ITEM AND CUMULATIVE EFFECT OF CHANGE
    IN ACCOUNTING PRINCIPLE                              $   (0.19)   $   (0.59)   $   (0.16)   $   (0.07)   $      --
                                                         =========    =========    =========    =========    =========

                  SELECTED CONSOLIDATED FINANCIAL INFORMATION



continued                                                  (in thousands, except per share amounts, ratios and hotel data)
FISCAL YEAR END                                              2002          2001          2000          1999           1998
Other data
    EBITDA (i)                                            $ 121,721     $ 121,250     $ 124,778     $ 104,540     $  95,029
    Net cash provided by operating activities                48,077        50,903        36,982        41,294        43,494
    Net cash used in investing activities                   (34,363)      (39,658)      (45,584)     (100,216)      (92,925)
    Net cash (used in) provided by financing activities     (24,238)      (23,786)        5,037        62,416        53,703

Margin and ratio data
    EBITDA margin (% of total revenue) (i)                     27.6%         27.8%         28.6%         28.1%         28.0%
    Earnings to fixed charges ratio (j)                         N/A           N/A           N/A           N/A           N/A

Operating data
Owned hotels
    Number of hotels                                             47            47            47            45            42
    Number of rooms                                          11,629        11,633        11,633        11,067        10,293
    Average occupancy                                          63.8%         62.9%         64.4%         62.9%         62.1%
    Average daily room rate (ADR)                         $   98.31     $  100.07     $   98.56     $   94.87     $   91.38
    Room revenue per available room (RevPAR)(k)           $   62.68     $   62.90     $   63.50     $   59.64     $   56.79
    Increase in yield (l)                                      (0.3)%        (0.9)%         6.5%          5.0%          9.5%

 Balance sheet data
      Total assets                                        $ 859,972     $ 881,724     $ 920,884     $ 934,312     $ 876,486
      Total debt, including current portion                 806,342       813,007       836,707       828,843       759,716
      Minority interest of holders of the LP units            5,901        14,111        23,515        25,251        27,392
      Equity                                                  4,496         7,194        10,242        13,855        17,847


(a)  Includes revenues derived from rooms.

(b) Includes meeting room rental and related party management fees for providing management services to the Managed Hotels and other.

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

(g) The 2002, 2001, 1999 and 1998 fiscal years do not include a $7.4 million, $0.5 million, $0.2 million and $2.2 million respectively, extraordinary charge related to early extinguishment of debt.

(h) The Company has been taxed as a C Corporation on its portion of the Partnership's earnings.

(i) EBITDA represents earnings before net interest expense, provision for income taxes (if applicable), depreciation and amortization, minority interest and extraordinary item. EBITDA is used by the Company for the purpose of analyzing its operating performance, leverage and liquidity. Such data are not a measure of financial performance under accounting principles generally accepted in the United States and should not be considered as an alternative to net earnings as an indicator of the Company's operating performance or as an alternative to cash flow as a measure of liquidity. See Supplemental Financial Information in Management's Discussion and Analysis for reconciliation of EBITDA to income from operations.

(j) Earnings used in computing the earnings to fixed charges ratios consist of net income plus fixed charges. Fixed charges consist of interest expense and that portion of rental expense representative of interest (deemed to be one-third of rental expense). Fixed charges in excess of earnings for the 2002, 2001, 2000, 1999 and 1998 fiscal years were $3.4 million, $11.9 million, $2.9 million, $7.7 million and $5.8 million respectively.

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

                      MANAGEMENT'S DISCUSSION AND ANALYSIS


MANAGEMENT'S DISCUSSION AND ANALYSIS
OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

     You should read the following discussion in conjunction with our selected financial data and consolidated financial statements included in this Annual Report.

     GENERAL

     Our consolidated financial statements include revenues from our owned hotels and management fee revenues for providing management services to the managed hotels (owned or directly controlled by Mr. Hammons). References to our hotels include both our owned hotels and our managed hotels. We derive revenues from the owned hotels from rooms, food and beverage, meeting rooms and other revenues. Our beverage revenues include only revenues from the sale of alcoholic beverages, while we show revenues from the sale of non-alcoholic beverages as part of food revenue. Direct operating costs and expenses include expenses we incur in connection with the direct operation of rooms, food and beverage and telephones. Our general, administrative, sales and management services expenses include expenses incurred for franchise fees, administrative, sales and marketing, utilities, insurance, property taxes, rent, management services and other expenses.

     From 1998 through 2002, our total revenues grew at an annual compounded growth rate of 6.8%, from $339.0 million to $440.4 million. Occupancy for the owned hotels during that period remained relatively constant, ranging from 62.1% to 64.4%. At the same time, the owned hotels' average daily room rate increased by 7.6% from $91.38 to $98.31. Room revenue per available room for owned hotels increased by 10.4% from $56.79 to $62.68.

     Our past development activity restricts our ability to grow net income in the short term. Fixed charges for new hotels (such as depreciation and amortization expense) typically exceed new hotel operating cash flow in the first one to three years of operations. As new hotels mature, we expect, based on past experience, that the operating expenses for these hotels will decrease as a percentage of revenues, although there can be no assurance that this will continue to occur. We announced in September of 1998 that we were ceasing new development activity, except for the hotels then under construction. We currently have no hotels under construction.

     In general, hotels we opened during the period from 1998 to 2000 increased overall average room rates while occupancy remained relatively constant. Historically, we have tracked the performance of the owned hotels in two groups; those we opened during the current fiscal year and prior fiscal year, which we refer to as the new hotels; and the rest of the owned hotels, which we refer to as the mature hotels. New hotels typically generate positive cash flow from operations before debt service in the first year, generate cash sufficient to service mortgage debt in the second year and create positive cash flow after debt service in the third year.

     The distinction between mature and new hotels has become much less significant over time. For example, in 2002, we had no new hotels. In 2001, the new hotels included only two hotels opened in 2000, and the mature hotels included 45 hotels opened before 2000.

                      MANAGEMENT'S DISCUSSION AND ANALYSIS


RESULTS OF OPERATIONS OF THE COMPANY


FISCAL YEAR END                                               2002           2001          2000         1999         1998
Owned hotels
    Average occupancy                                            63.8%         62.9%         64.4%         62.9%         62.1%
    Average daily room rate (ADR)                          $    98.31    $   100.07    $    98.56    $    94.87    $    91.38
    Room revenue per available room (RevPAR)               $    62.68    $    62.90    $    63.50    $    59.64    $    56.79
    Available rooms (a)                                     4,316,214     4,234,594     4,213,947     3,853,403     3,733,166
    Number of hotels                                               47            47            47            45            42

Mature hotels
    Average occupancy                                            63.8%         62.7%         65.1%         64.7%         64.1%
    Average daily room rate (ADR)                          $    98.31    $    99.50    $    96.90    $    93.60    $    86.50
    Room revenue per available room (RevPAR)               $    62.68    $    62.36    $    63.09    $    60.57    $    55.41
    Available rooms (a)                                     4,316,214     4,028,570     3,669,239     3,332,718     3,012,845
    Number of hotels                                               47            45            41            37            32

New hotels
    Average occupancy                                              --%         66.4%         59.9%         51.0%         54.1%
    Average daily room rate (ADR)                          $       --    $   110.55    $   110.68    $   105.25    $   115.55
    Room revenue per available room (RevPAR)               $       --    $    73.37    $    66.29    $    53.70    $    62.54
    Available rooms (a)                                            --       206,024       544,708       520,685       720,321
    Number of hotels                                               --             2             6             8            10

Percentages of total revenues
    Rooms                                                        61.4%         61.0%         61.3%         61.8%         62.6%
    Food and beverage                                            26.8%         27.0%         27.5%         27.3%         27.1%
    Meeting room rental, related party management fee
        and other                                                11.8%         12.0%         11.2%         10.9%         10.3%
                                                           ----------    ----------    ----------    ----------    ----------
        Total revenues                                          100.0%        100.0%        100.0%        100.0%        100.0%
                                                           ----------    ----------    ----------    ----------    ----------

Operating expenses
    Direct operating costs and expenses
        Rooms                                                    15.7%         15.6%         15.6%         16.0%         16.1%
        Food and beverage                                        20.7%         21.7%         22.5%         22.6%         22.7%
        Other                                                     0.7%          0.8%          0.9%          1.0%          1.0%
    General, administrative, sales and
        management service expenses                              31.1%         30.1%         28.5%         28.2%         28.2%
    Repairs and maintenance                                       4.2%          4.1%          3.9%          4.1%          4.0%
    Depreciation and amortization                                12.3%         14.2%         12.2%         12.3%         13.4%
                                                           ----------    ----------    ----------    ----------    ----------
        Total operating expenses                                 84.7%         86.5%         83.6%         84.2%         85.4%
                                                           ----------    ----------    ----------    ----------    ----------
    Income from operations                                       15.3%         13.5%         16.4%         15.8%         14.6%
                                                           ==========    ==========    ==========    ==========    ==========


(a) Available rooms represent the number of rooms available for rent multiplied by the number of days in the period reported or, in the case of new hotels, the number of days the hotel was open during the period reported. The Company's 2002 fiscal year contained 53 weeks, or 371 days, while its 2001, 2000, 1999 and 1998 fiscal years each contained 52 weeks, or 364 days.

                      MANAGEMENT'S DISCUSSION AND ANALYSIS


2002 FISCAL YEAR COMPARED TO 2001 FISCAL YEAR

TOTAL REVENUES increased to $440.4 million in 2002 (53 weeks) from $436.7 million in 2001 (52 weeks). Of total revenues, 61.4% were revenues from rooms in 2002, compared to 61.0% in 2001. Revenues from food and beverage represented 26.8% of total revenues in 2002, compared to 27.0% in 2001, and revenues from meeting room rental, related party management fee and other represented 11.8% of total revenues in 2002, and 12.0% in 2001.

ROOMS REVENUES increased to $270.5 million in 2002 from $266.4 million in 2001, an increase of $4.1 million, or 1.5%, as a result of increased occupancy. Hotel occupancy increased 0.9 percentage points to 63.8% in 2002, compared to 62.9% in 2001. Hotel room revenue per available room (RevPAR), decreased to $62.68 in 2002 from $62.90 in 2001, a decrease of $0.22, or 0.3%. Average daily room rates decreased to $98.31 in 2002 from $100.07 in 2001, primarily related to a decrease in group room rates.

FOOD AND BEVERAGE REVENUES decreased slightly to $117.8 million in 2002 from $118.0 million in 2001, a decrease of $0.2 million, or 0.2%. This decrease was primarily related to a decrease in our convention, association and corporate group travel, partially offset by a slight increase in travel in the last six months of 2002.

MEETING ROOM RENTAL, RELATED PARTY MANAGEMENT FEE AND OTHER REVENUES decreased slightly to $52.0 million in 2002 from $52.3 million in 2001, a decrease of $0.3 million, or 0.6%. This decrease reflects the absence of $2.7 million in energy surcharge revenues for 2001, partially offset by increases in management fees, telephone revenue, rental income and other fees.

DIRECT OPERATING COSTS AND EXPENSES FOR ROOMS increased to $68.9 million in 2002 from $68.1 million in 2001, an increase of $0.8 million, or 1.2%. As a percentage of room revenues, these expenses decreased slightly to 25.5% in 2002 from 25.6% in 2001. The dollar increase was primarily attributable to increased workers' compensation insurance costs.

DIRECT OPERATING COSTS AND EXPENSES FOR FOOD AND BEVERAGE decreased to $91.3 million in 2002 from $94.7 million in 2001, a decrease of $3.4 million, or 3.6%, and decreased as a percentage of food and beverage revenues to 77.5% from 80.3% in 2001. The dollar decrease was attributable to lower food and labor costs associated with enhanced food purchasing programs and management of labor costs.

DIRECT OPERATING COSTS AND EXPENSES FOR OTHER were $3.2 million in 2002 and $3.3 million in 2001, a decrease of $0.1 million, or 3.0%. As a percentage of meeting room rental, related party management fee and other revenues, these expenses were 6.2% in 2002 and 6.3% in 2001.

GENERAL, ADMINISTRATIVE, SALES AND MANAGEMENT SERVICE EXPENSES increased to $136.9 million in 2002 from $131.5 million in 2001, an increase of $5.4 million, or 4.1%, and increased as a percentage of total revenues to 31.1% in 2002 from 30.1% in 2001. The increases in these expenses were primarily attributable to franchise termination charges related to planned hotel franchise conversions of some of our properties, additional marketing costs associated with the conversions (e.g., guest frequency programs) and increased workers' compensation insurance costs.

REPAIRS AND MAINTENANCE EXPENSES increased to $18.4 million in 2002 from $17.8 million in 2001, an increase of $0.6 million, or 3.4% and increased slightly as a percentage of revenues to 4.2% in 2002 from 4.1% in 2001.

DEPRECIATION AND AMORTIZATION decreased by $8.0 million, or 12.9%, to $54.2 million in 2002 from $62.2 million in 2001. As a percentage of total revenues, these expenses decreased to 12.3% in 2002 from 14.2% in 2001. The decrease related to the 2001 additional charge to depreciation expense for moisture related issues discussed in "Liquidity and Capital Resources" and to cessation of new hotel development in 1998.

INCOME FROM OPERATIONS increased to $67.5 million in 2002 from $59.1 million in 2001, an increase of $8.4 million, or 14.2%. As a percentage of total revenues, income from operations increased to 15.3% in 2002, from 13.5% in 2001. The increase related primarily to increased revenue and decreased depreciation expense, discussed above.

INTEREST EXPENSE AND AMORTIZATION OF DEFERRED FINANCING FEES, NET remained stable at $71.0 million in 2002 and 2001, but decreased slightly as a percentage of revenues to 16.1% in 2002, from 16.3% in 2001.

LOSS BEFORE EXTRAORDINARY ITEM was $1.0 million in 2002, compared to $3.0 million in 2001, a decrease of $2.0 million.

EXTRAORDINARY ITEM was $1.8 million, or $0.35 per share, in 2002, primarily relating to the refinancing of a significant portion of our long-term debt completed in May 2002, and $0.1 million, or $0.02 per share, in 2001, applicable to the early retirement of debt.

BASIC AND DILUTED LOSS PER SHARE in 2002 was $0.54, compared to $0.61 for 2001. As noted immediately above, the 2002 results included an approximate $0.35 per share extraordinary item, while 2001 included a $0.02 per share extraordinary item.

                      MANAGEMENT'S DISCUSSION AND ANALYSIS


2001 FISCAL YEAR COMPARED TO 2000 FISCAL YEAR

TOTAL REVENUES increased slightly to $436.7 million in 2001 from $436.6 million in 2000. Of total revenues, 61.0% were revenues from rooms, compared to 61.3% in 2000. Revenues from food and beverage represented 27.0% of total revenues in 2001, compared to 27.5% in 2000, and revenues from meeting room rental, related party management fee and other represented 12.0% of total revenues in 2001 and 11.2% in 2000.

ROOMS REVENUES decreased slightly to $266.4 million in 2001 from $267.6 million in 2000, a decrease of $1.2 million, or 0.4% as a result of the softer economy in late 2001 and the decreased travel related to the September 11, 2001, terrorist attacks. Average daily room rates of mature hotels increased to $99.50 in 2001 from $96.90 in 2000. Occupancy in the mature hotels decreased 2.4 percentage points to 62.7% in 2001, compared to 65.1% in 2000. The mature hotels' room revenue per available room (RevPAR) decreased to $62.36 in 2001 from $63.09 in 2000, a decrease of $0.73, or 1.2%. In 2001, the new hotels included two hotels, which generated RevPAR of $73.37, up 10.7% from the 2000 RevPAR of $66.29, when six new hotels were opened. In general, we believe the new hotels are more insulated from the effects of new hotel supply than are the mature hotels, since the new hotels utilize franchise brands that are considered to be more upscale in nature, and have higher-quality guest rooms and public spaces.

FOOD AND BEVERAGE REVENUES decreased to $118.0 million in 2001 from $119.9 million in 2000, a decrease of $1.9 million, or 1.6%. This decrease was primarily related to the lower occupancy.

MEETING ROOM RENTAL, RELATED PARTY MANAGEMENT FEE AND OTHER REVENUES increased to $52.3 million in 2001 from $49.1 million in 2000, an increase of $3.2 million, or 6.5%. This increase was due to the movement of business conventions to secondary markets, increased management fees from recently opened managed hotels and the inclusion of $2.7 million in energy surcharge revenue.

DIRECT OPERATING COSTS AND EXPENSES FOR ROOMS decreased to $68.1 million in 2001 from $68.2 million in 2000, a decrease of $0.1 million, or 0.1%. As a percentage of rooms revenues, these expenses increased slightly to 25.6% in 2001 from 25.5% in 2000. The dollar decrease related to variable costs that decline as rooms revenues decrease.

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

DIRECT OPERATING COSTS AND EXPENSES FOR OTHER were $3.3 million in 2001 and $3.7 million in 2000, a 10.8% decrease. As a percentage of meeting room rental, related party management fee and other revenues, these expenses were 6.3% in 2001 and 7.5% in 2000. The decrease resulted from lower telephone expenses during 2001.

GENERAL, ADMINISTRATIVE, SALES AND MANAGEMENT SERVICE EXPENSES increased to $131.5 million in 2001 from $124.4 million in 2000, an increase of $7.1 million, or 5.7%, and increased as a percentage of total revenues to 30.1% in 2001 from 28.5% in 2000. The increases in these expenses were primarily attributable to higher utility and guest frequency program costs during 2001 and other fees associated with the moisture related problems discussed in "Liquidity and Capital Resources."

REPAIRS AND MAINTENANCE EXPENSES increased to $17.8 million in 2001 from $17.1 million in 2000, an increase of $0.7 million, or 4.1%, and increased slightly as a percentage of revenues to 4.1% in 2001 from 3.9% in 2000.

DEPRECIATION AND AMORTIZATION increased by $8.8 million, or 16.5%, to $62.2 million in 2001 from $53.4 million in 2000. As a percentage of total revenues, these expenses increased to 14.2% in 2001 from 12.2% in 2000. The increase was a direct result of the additional charge to depreciation expense resulting from the moisture related issues discussed in "Liquidity and Capital Resources."

INCOME FROM OPERATIONS decreased to $59.1 million in 2001 from $71.4 million in 2000, a decrease of $12.3 million, or 17.2%. As a percentage of total revenues, income from operations was 13.5% in 2001, compared to 16.4% in 2000. The change related primarily to decreased revenues due to a softer economy in 2001 and the additional depreciation expense, as discussed above.

INTEREST EXPENSE AND AMORTIZATION OF DEFERRED FINANCING FEES, NET decreased to $71.0 million in 2001 from $73.8 million in 2000, a decrease of $2.8 million or 3.8%. The decrease was attributable to our use of cash to reduce debt by approximately $23.7 million during the fiscal year.

LOSS BEFORE EXTRAORDINARY ITEM was $3.0 million in 2001 compared to $0.8 million in 2000, an increase of $2.2 million.

EXTRAORDINARY ITEM was $0.1 million, or $0.02 per share, in 2001 for early retirement of debt. We had no extraordinary item in 2000.

BASIC AND DILUTED LOSS PER SHARE in 2001 was $0.61, compared to $0.16 for
2000. The 2001 results included an expense of $0.02 per share applicable to the early retirement of debt.

                      MANAGEMENT'S DISCUSSION AND ANALYSIS


LIQUIDITY AND CAPITAL RESOURCES

In general, we have financed our operations through internal cash flow, loans from financial institutions, the issuance of public and private debt and equity and the issuance of industrial revenue bonds. Our principal uses of cash are to pay operating expenses, to service debt and to fund capital expenditures.

At January 3, 2003, we had $21.8 million of cash and equivalents and $12.5 million of marketable securities, compared to $32.3 million and $11.0 million, respectively, at the end of 2001.

Net cash provided by operating activities decreased to $48.1 million at the end of 2002 from $50.9 million at the end of 2001, a decrease of $2.8 million, or 5.5%, primarily attributable to the decrease in depreciation and amortization expense, the effect of the change in interest payment dates and resulting accrual related to the refinancing of our long-term debt discussed below and an increase in prepaid insurance, partially offset by the decreases in net loss and minority interest in losses of partnership and the increase in the extraordinary item.

We incurred capital expenditures of $28.6 million (approximately $3.4 million of which was related to correcting the moisture related issues discussed below) and $32.1 million (approximately $8.4 million of which was related to correcting the moisture related issues discussed below), respectively, for 2002 and 2001. Capital expenditures typically include capital improvements on existing hotel properties.

During fiscal 2000, we initiated claims against certain of our construction service providers, as well as with our insurance carrier. These claims resulted from costs we incurred and expected to incur to address moisture related problems caused by water intrusion through defective windows. In December 2001, we initiated legal actions in an effort to collect claims previously submitted. Subsequent to the filing of the legal action, the insurance carrier notified us that a portion of our claims had been denied. As of January 3, 2003, we had incurred approximately $11.8 million of an estimated $12.3 million of costs to correct the underlying moisture problem.

We will continue to vigorously pursue collection of these costs. Currently a trial is set for the fall of 2003. Our total cumulative depreciation charge through January 3, 2003, was $7.6 million to reserve the net historical costs of the hotel property assets refurbished absent any recoveries. To the extent we realize recoveries we will record them as a component of other income.

During the second quarter of 2002, we completed the refinancing of our long-term debt, primarily our $300 million 8-7/8% First Mortgage Notes due February 2004 and our $90 million 9-3/4% First Mortgage Notes due April 2005, as well as $30.1 million of short-term debt, with new $510 million 8-7/8% First Mortgage Notes due May 2012. We expect 2003 capital requirements to be funded by cash and cash flow from operations. Based upon current plans, we anticipate that our capital resources will be adequate to satisfy our 2003 capital requirements for normal recurring capital improvement projects.

At January 3, 2003, our total debt was $806.3 million compared with $813.0 million at the end of 2001. The decrease is attributable to our continued debt reduction program in 2002. We reduced total debt by $6.7 million, including $15.1 million borrowed to provide for transaction costs in connection with the refinancing of our First Mortgage Notes in 2002. We have reduced total debt by $30.4 million since the end of 2000. The current portion of long-term debt was $13.7 million at January 3, 2003, compared with $38.9 million at the end of 2001.

We did not distribute or accrue any amounts in 2002 or 2001, except for $150,000 in each of those years for state franchise taxes. Our distributions must be made in accordance with the provisions of the indentures.

NEW ACCOUNTING PRONOUNCEMENTS

In June 2001, the Financial Accounting Standards Board or FASB issued Statement No. 143, "Accounting for Assets Retirement Obligations." This statement addresses financial accounting and reporting for obligations associated with the retirement of tangible long-lived assets and the associated asset retirement costs. This standard is required to be adopted for fiscal years beginning after June 15, 2002, so we are not required to adopt this standard until fiscal 2003. Management does not believe that the adoption of this standard will have a material impact on our financial position, results of operations or cash flows.

In October 2001,the FASB issued Statement No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets." This statement addresses financial accounting for the impairment or disposal of long-lived assets and requires that one accounting model be used for long-lived assets to be disposed of by sale and broadens the presentation of discontinued operations to include more disposal transactions. We adopted this statement in the first quarter of 2002 with no material impact on our financial position, results of operations or cash flows.

                      MANAGEMENT'S DISCUSSION AND ANALYSIS

In April 2002, the FASB issued Statement No. 145, "Rescission of FASB Statements No. 4, 44,and 64, Amendment of FASB Statement No. 13, and Technical Corrections." This statement rescinds FASB Statement No. 4, "Reporting Gains and Losses from Extinguishment of Debt," and FASB Statement No. 64, "Extinguishments of Debt Made to Satisfy Sinking-Fund Requirements," which would require applying the criteria under Opinion 30 to determine whether or not the gains and losses related to the extinguishment of debt should be classified as extraordinary items. Any gain or loss on extinguishment of debt that was classified as an extraordinary item in prior periods presented that does not meet the criteria in Opinion 30 for classification as an extraordinary item shall be reclassified. This statement amends FASB Statement No. 13, "Accounting for Leases," to eliminate an inconsistency between the required accounting for sale-leaseback transactions and the required accounting for certain lease modifications that have economic effects that are similar to sale-leaseback transactions. This statement also amends other existing authoritative pronouncements to make various technical corrections, clarify meanings or describe their applicability under changed conditions. This standard is required to be adopted for fiscal years beginning after May 15, 2002, and certain transactions after May 15, 2002. As such, we are not required to adopt this standard until fiscal 2003. Management believes that the adoption of this standard will result in the reclassification of our 2002 and 2001 extraordinary items to a loss on extinguishment caption classified in other expense.

In June 2002,the FASB issued Statement No. 146, "Accounting for Costs Associated with Exit or Disposal Activities." This statement requires companies to recognize costs associated with exit or disposal activities when they are incurred rather than at the date of a commitment to an exit or disposal plan. Examples of costs covered by the standard include lease termination costs and certain employee severance costs that are associated with a restructuring, discontinued operation or other exit or disposal activity. This statement is to be applied prospectively to exit or disposal activities initiated after December 31, 2002. As such we are not required to adopt this standard until fiscal year 2003. Management does not believe that the adoption of this standard will have a material impact on our financial position, results of operations or cash flows.

In December 2002, the FASB issued Statement No. 148, "Accounting for Stock-Based Compensation-Transition and Disclosure," an amendment of FASB Statement No. 123. This statement amends FASB Statement No. 123, "Accounting for Stock Based Compensation," to provide alternative methods of transition for a voluntary change to the fair value based method of accounting for stock-based employee compensation. In addition, this statement amends the disclosure requirements of FASB Statement No. 123 to require prominent disclosures in both annual and interim financial statements about the method of accounting for stock-based employee compensation and the effect of the method used on reported results. We adopted the disclosure requirements of this standard in the fourth quarter of 2002 with no significant impact on our financial position, results of operations or cash flows.

In November 2002, the FASB issued Interpretation No. 45 (FIN 45) "Guarantor's Accounting and Disclosure requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others." FIN 45 elaborates on the existing disclosure requirements for most guarantees, including loan guarantees. It also clarifies that at the time a company issues a guarantee, the company must recognize an initial liability for the fair value, or market value, of the obligations it assumes under that guarantee. However, the provisions related to recognizing a liability at inception of the guarantee for the fair value of the guarantor's obligations does not apply to product warranties or to guarantees accounted for as derivatives. The initial recognition and initial measurement provisions apply on a prospective basis to guarantees issued or modified after December 31, 2002. The disclosure requirements of FIN 45 are effective for financial statements for interim or annual periods ending after December 15, 2002. As such, we adopted the disclosure requirements of this standard in the fourth quarter of 2002 with no material impact on our financial position, results of operations or cash flows.

In January 2003, the FASB issued Interpretation No. 46 (FIN 46) "Consolidation of Variable Interest Entities." Until this interpretation, a company generally included another entity in its consolidated financial statements only if it controlled the entity through voting interests. FIN 46 requires a variable interest entity to be consolidated by a company if that company is subject to a majority of the risk of loss from the variable interest entity's activities or entitled to receive a majority of the entity's residual returns. FIN 46 applies immediately to variable interest entities created after January 31, 2003, and to variable interest entities in which an enterprise obtains an interest after that date. It applies in the first fiscal year or interim period beginning after June 15, 2003, to variable interest entities in which an enterprise holds a variable interest that it acquired before February 1, 2003. Management does not believe that the adoption of this interpretation will have a material impact on our financial position, results of operations or cash flows.

                      MANAGEMENT'S DISCUSSION AND ANALYSIS

CRITICAL ACCOUNTING POLICIES AND ESTIMATES

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires us to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. On an ongoing basis, we evaluate our estimates and assumptions, including those related to bad debts, investments, valuation of long-lived assets, net deferred tax assets, self-insurance reserves, contingencies and litigation. We base our estimates and judgments on historical experience and various other factors that are believed to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying value of assets and liabilities that are not readily apparent from other sources. We believe the following critical accounting policies, among others, affect our more significant estimates and assumptions used in preparing our consolidated financial statements. Actual results could differ from our estimates and assumptions.

Trade receivables are reflected net of an estimated allowance for doubtful accounts. This estimate is based primarily on historical experience and assumptions with respect to future payment trends.

Property and equipment are stated at cost less accumulated depreciation. The assessment of long-lived assets for possible impairment requires us to make certain judgments, including real estate values and estimated future cash flow from the respective properties and investments. We review the recoverability of our long-lived assets when events or circumstances indicate that the carrying amount of an asset may not be recoverable.

Our deferred financing costs, franchise fees and other assets include management and franchise contracts and leases. The value of our management and franchise contracts and leases are amortized on a straight-line method over the life of the respective agreement. The assessment of management and franchise contracts and leases requires us to make certain judgments, including estimated future cash flow from the respective properties.

We are self-insured for various levels of general liability, workers' compensation and employee medical coverages. Estimated costs related to these self-insurance programs are accrued based on known claims and projected settlements of unasserted claims. Subsequent changes in, among others, unasserted claims, claim cost, claim frequency as well as changes in actual experience, could cause these estimates to change.

We recognize revenues from our rooms, catering and restaurant facilities as earned on the close of business each day.

CONTRACTUAL OBLIGATIONS

The following table summarizes our significant contractual obligations as of January 3, 2003, including long-term debt and operating lease commitments:

                                                PAYMENTS DUE BY PERIOD

CONTRACTUAL OBLIGATIONS                    LESS THAN                          AFTER
(000s omitted)                    TOTAL     1 YEAR    1-3 YEARS  4-5 YEARS   5 YEARS
Long-term debt                  $806,342   $ 13,683   $ 15,446   $ 82,415   $694,798
Related party leases              23,733        943      1,343        790     20,657
Other leases                      51,315      2,429      4,172      3,389     41,325
                                --------   --------   --------   --------   --------
Total contractual obligations   $881,390   $ 17,055   $ 20,961   $ 86,594   $756,780
                                ========   ========   ========   ========   ========

SEASONALITY

Our hotel sales have traditionally experienced very slight seasonality. Additionally, hotel revenues in the fourth fiscal quarter of 2002 reflect 14 weeks of results compared to 13 weeks for the first three quarters of the 2002 fiscal year. Set forth below is a chart illustrating the percentage of total revenues by fiscal quarter for each of the last three fiscal years.

Fiscal year end                FISCAL Q1     FISCAL Q2     FISCAL Q3     FISCAL Q4
2002                              25%           26%           24%           25%
2001                              26%           27%           23%           24%
2000                              24%           26%           25%           25%
                               -----         -----         -----         -----
Average                           25%           26%           24%           25%
                               =====         =====         =====         =====


INFLATION

The rate of inflation as measured by changes in the average consumer price index has not had a material effect on the revenues or operating results of the Company during the three most recent fiscal years.

                      MANAGEMENT'S DISCUSSION AND ANALYSIS


QUANTITATIVE AND QUALITATIVE DISCLOSURE ABOUT MARKET RISK

We are exposed to changes in interest rates primarily as the result of our investing and financing activities. Investing activities include operating cash accounts and investments, with an original maturity of three months or less, and certain balances of various money market and common bank accounts. Our financing activities are comprised of long-term fixed and variable rate debt obligations utilized to fund business operations and maintain liquidity. The following table presents the principal cash repayments and related weighted average interest rates by maturity date for our long-term fixed and variable rate debt obligations as of January 3, 2003.

Expected Maturity Date                                                                                Fair
(in millions)                     2003     2004      2005     2006      2007   Thereafter   Total    Value(d)
Long-Term Debt (a)
    $510 million
        First Mortgage Notes      $ --     $ --     $ --     $  --     $ --      $ 499       $ 499     $ 519
    Average interest rate (b)      8.9%     8.9%     8.9%      8.9%     8.9%       8.9%        8.9%
    Other fixed rate
        debt obligations          $ 13     $  7     $  7     $  28     $ 43      $ 171       $ 269     $ 269
    Average interest rate (b)      8.7%     8.2%     8.2%      7.8%     8.4%       8.7%        8.5%

    Other variable rate
        debt obligations          $  1     $  1     $  1     $  10     $ --      $  25       $  38     $  38
    Average interest rate (c)      4.8%     4.8%     4.8%      4.8%     4.8%       4.8%        4.8%


(a)  Includes amounts reflected as long-term debt due within one year.

(b) For the long-term fixed rate debt obligations, the weighted average interest rate is based on the stated rate of the debt that is maturing in the year reported. The weighted average interest rate excludes the effect of the amortization of deferred financing costs.

(c) For the long-term variable rate debt obligations, the weighted average interest rate assumes no changes in interest rates and is based on the variable rate of the debt, as of January 3,2003,that is maturing in the year reported. The weighted average interest rate excludes the effect of the amortization of deferred financing costs.

(d) The fair values of long-term debt obligations approximate their respective historical carrying amounts, except with respect to the $510 million First Mortgage Notes. The fair value of the First Mortgage Notes issued is estimated by obtaining quotes from brokers. A one percentage point change in the quote received for the $510 million First Mortgage Notes would have an effect of approximately $5 million on the fair value, while a one percentage point change in the 8-7/8% discount rate used to calculate the fair value of our other fixed rate debt would change its fair value by approximately $13 million.

SUPPLEMENTAL FINANCIAL INFORMATION

The following table presents a reconciliation of income from operations to earnings before interest, taxes, depreciation and amortization (EBITDA):

Fiscal year end                              2002        2001        2000
Income from operations                    $ 67,519    $ 59,076    $ 71,411
Depreciation and amortization               54,202      62,174      53,367
                                          --------    --------    --------
EBITDA (a)                                $121,721    $121,250    $124,778
                                          ========    ========    ========


(a) EBITDA is defined as income before interest expense, income tax expense, depreciation and amortization, minority interest and extraordinary item. Management considers EBITDA to be one measure of the cash flows from operations of the Company before debt service that provides a relevant basis for comparison, and EBITDA is presented to assist investors in analyzing the performance of the Company. This information should not be considered as an alternative to any measure of performance as promulgated under accounting principles generally accepted in the United States, nor should it be considered as an indicator of the overall financial performance of the Company. The Company's calculation of EBITDA may be different from the calculation used by other companies and, therefore, comparability may be limited.

                          INDEPENDENT AUDITORS' REPORT


INDEPENDENT AUDITORS' REPORT

     TO THE BOARD OF DIRECTORS AND STOCKHOLDERS OF JOHN Q. HAMMONS HOTELS, INC.

     We have audited the accompanying consolidated balance sheet of John Q. Hammons Hotels, Inc. and Companies (Note 1) as of January 3, 2003, and the related consolidated statements of operations, changes in minority interest and stockholders' equity and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit. The financial statements of John Q. Hammons Hotels, Inc. and Companies for the years ended December 28, 2001, and December 29, 2000, were audited by other auditors who have ceased operations. Those auditors expressed an unqualified opinion on those financial statements in their report, which contained an explanatory paragraph related to a change in accounting method, dated February 8, 2002.

     We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

     In our opinion, the January 3, 2003, consolidated financial statements, referred to above, present fairly, in all material respects, the consolidated financial position of John Q. Hammons Hotels, Inc. and Companies as of January 3, 2003, and the results of their operations and their cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

     Deloitte & Touche LLP

     Cincinnati, Ohio
     February 7, 2003

               REPORT OF PREVIOUS INDEPENDENT PUBLIC ACCOUNTANTS


     The following report is a copy of a previously issued Arthur Andersen LLP ("Andersen") report, and the report has not been reissued by Andersen. The Andersen report refers to the consolidated balance sheet as of December 29, 2000, and the consolidated statements of operations, changes in minority interest and stockholders' equity and cash flows for the year ended December 31, 1999, which are no longer included in the accompanying financial statements.

REPORT OF PREVIOUS INDEPENDENT PUBLIC ACCOUNTANTS

     TO THE STOCKHOLDERS OF JOHN Q. HAMMONS HOTELS, INC.

     We have audited the accompanying consolidated balance sheets of John Q. Hammons Hotels, Inc. and Companies (Note 1) as of December 28, 2001, and December 29, 2000, and the related consolidated statements of operations, changes in minority interest and stockholders' equity and cash flows for each of the three fiscal years ended December 28, 2001, December 29, 2000, and December 31, 1999. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

     In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of John Q. Hammons Hotels, Inc. and Companies (Note 1) as of December 28, 2001, and December 29, 2000, and the results of their operations and their cash flows for each of the three fiscal years ended December 28, 2001, December 29, 2000, and December 31, 1999, in conformity with accounting principles generally accepted in the United States.

     As discussed in Note 2 to the consolidated financial statements, effective in the first quarter of fiscal 1999, the Company changed its method of accounting for costs of start-up activities, including preopening expenses.

     Arthur Andersen LLP

     Cincinnati, Ohio
     February 8,2002

                        CONSOLIDATED FINANCIAL STATEMENTS



CONSOLIDATED BALANCE SHEETS
(000s omitted, except share data)

 Assets
 Fiscal year end                                          2002           2001
 Cash and equivalents                                 $    21,774    $    32,298
 Restricted cash                                            1,103            882
 Marketable securities                                     12,481         11,016
 Receivables
     Trade, less allowance for doubtful accounts
         of $231 in 2002 and 2001                           9,034         10,771
     Other                                                    441            824
     Management fees - related party                          152            148

Inventories                                                 1,151          1,288
Prepaid expenses and other                                  5,884          3,446
                                                      -----------    -----------
Total current assets                                       52,020         60,673
                                                      -----------    -----------
Property and equipment, at cost
    Land and improvements                                  62,035         61,140
    Buildings and improvements                            751,092        745,277
    Furniture, fixtures and equipment                     327,079        312,079
    Construction in progress                                   98          1,868
                                                      -----------    -----------
                                                        1,140,304      1,120,364
    Less: Accumulated depreciation and amortization      (371,838)      (326,906)
                                                      -----------    -----------
                                                          768,466        793,458

Deferred financing costs, franchise fees and other,
    net including $15,010 and $11,478 of restricted
    cash in 2002 and 2001, respectively                    39,486         27,593
                                                      -----------    -----------

 Total assets                                         $   859,972    $   881,724
                                                      ===========    ===========


See notes to consolidated financial statements.

                       CONSOLIDATED FINANCIAL STATEMENTS



CONSOLIDATED BALANCE SHEETS
(000s omitted, except share data)

Liabilities and equity
Fiscal year end                                                              2002         2001
Liabilities
    Current portion of long-term debt                                     $  13,683    $  38,862
    Accounts payable                                                          5,041        5,626
    Accrued expenses
        Payroll and related benefits                                          7,199        7,307
        Sales and property taxes                                             12,500       11,680
        Insurance                                                             1,903        2,308
        Interest                                                              6,382       11,999
        Utilities, franchise fees and other                                   7,764        6,152
                                                                          ---------    ---------
            Total current liabilities                                        54,472       83,934
    Long-term debt                                                          792,659      774,145
    Other obligations                                                         2,444        2,340
                                                                          ---------    ---------
Total liabilities                                                           849,575      860,419
                                                                          ---------    ---------

Commitments and contingencies (Note 6)

Minority interest of holders of limited partner units                         5,901       14,111
                                                                          ---------    ---------

Stockholders' equity

    Preferred Stock, $0.01 par value, 2,000,000 shares
        authorized, none outstanding                                             --           --
    Class A Common Stock, $0.01 par value, 40,000,000 shares authorized at January 3, 2003, and December 28, 2001, 6,042,000 shares issued at January 3, 2003, and December 28, 2001, and 4,789,729
        and 4,782,179 shares outstanding at January 3, 2003, and
        December 28, 2001, respectively                                          60           60
    Class B Common Stock, $0.01 par value, 1,000,000 shares authorized,
        294,100 shares issued and outstanding                                     3            3
    Paid-in capital                                                          96,389       96,373
    Retained deficit, net                                                   (86,300)     (83,539)
    Less: Treasury Stock, at cost; 1,252,271 and 1,259,821 shares at
        January 3, 2003, and December 28, 2001, respectively                 (5,669)      (5,703)
    Accumulated other comprehensive income                                       13           --
                                                                          ---------    ---------
Total stockholders' equity                                                    4,496        7,194
                                                                          ---------    ---------

Total liabilities and equity                                              $ 859,972    $ 881,724
                                                                          =========    =========


See notes to consolidated financial statements.

                       CONSOLIDATED FINANCIAL STATEMENTS


CONSOLIDATED STATEMENTS OF OPERATIONS
(000s omitted, except share data)

Fiscal year end                                                                          2002           2001           2000
Revenues
    Rooms                                                                           $   270,534    $   266,353        267,596
    Food and beverage                                                                   117,810        118,042        119,865
    Meeting room rental, related party management fee and other                          52,036         52,263         49,113
                                                                                    -----------    -----------    -----------
        Total revenues                                                                  440,380        436,658        436,574
                                                                                    -----------    -----------    -----------

Operating expenses
    Direct operating costs and expenses
        Rooms                                                                            68,917         68,061         68,224
        Food and beverage                                                                91,310         94,690         98,398
        Other                                                                             3,179          3,288          3,716
    General, administrative, sales
        and management service expenses                                                 136,866        131,522        124,393
    Repairs and maintenance                                                              18,387         17,847         17,065
    Depreciation and amortization                                                        54,202         62,174         53,367
                                                                                    -----------    -----------    -----------
        Total operating expenses                                                        372,861        377,582        365,163
                                                                                    -----------    -----------    -----------
Income from operations                                                                   67,519         59,076         71,411

Other expenses
    Interest expense and amortization of deferred financing fees, net of
        $1,018, $1,909 and $2,798 of interest income in 2002, 2001 and
        2000, respectively                                                               70,971         70,975         73,833
                                                                                    -----------    -----------    -----------

Loss before minority interest, provision for income taxes and extraordinary item         (3,452)       (11,899)        (2,422)
    Minority interest in losses of partnership                                            2,622          9,044          1,736
                                                                                    -----------    -----------    -----------

Loss before provision for income taxes and extraordinary item                              (830)        (2,855)          (686)
    Provision for income taxes                                                             (150)          (150)          (150)
                                                                                    -----------    -----------    -----------

Loss before extraordinary item                                                             (980)        (3,005)          (836)
    Extraordinary item; cost of early extinguishment of debt,
        net of applicable tax benefit and minority interest                              (1,781)          (114)            --
                                                                                    -----------    -----------    -----------

Net loss allocable to the Company                                                   $    (2,761)   $    (3,119)   $      (836)
                                                                                    ===========    ===========    ===========

Basic and diluted loss per share
    Loss before extraordinary item                                                  $     (0.19)   $     (0.59)   $     (0.16)
    Extraordinary item                                                                    (0.35)         (0.02)            --
                                                                                    -----------    -----------    -----------
    Net loss allocable to the Company                                               $     (0.54)   $     (0.61)   $     (0.16)
                                                                                    ===========    ===========    ===========

Weighted average shares outstanding                                                   5,081,285      5,071,772      5,349,988
                                                                                    ===========    ===========    ===========

See notes to consolidated financial statements.

                       CONSOLIDATED FINANCIAL STATEMENTS



CONSOLIDATED STATEMENTS OF CHANGES IN MINORITY INTEREST AND STOCKHOLDERS' EQUITY (000s omitted)

                                                                        Stockholders' Equity
                               Comprehensive            Class A  Class B             Company             Accum. Other
                                  Income      Minority  Common   Common   Paid-In    Retained  Treasury  Comprehensive
                                  (Loss)      Interest  Stock    Stock    Capital    Deficit    Stock        Income       Total
                               -------------  --------  -------  -------  -------    --------- --------   ------------  --------
Balance, at December 31, 1999                 $ 25,251     $60     $ 3     $96,373   $(79,584)  $(2,997)     $ --       $ 13,855
Net loss allocable
    to the Company                 $   (836)        --      --      --          --       (836)       --        --           (836)
Minority interest in losses
    of the partnership                          (1,736)     --      --          --         --        --        --             --
Treasury Stock purchased                            --      --      --          --         --    (2,827)       --         (2,827)
Issuance of Common Stock
    to directors                                    --      --      --          --         --        50        --             50
                                   --------   --------     ---     ---    --------   --------   -------      ----       --------
Comprehensive loss                 $   (836)
                                   ========

Balance, at December 29, 2000                   23,515      60       3      96,373    (80,420)   (5,774)       --         10,242
Net loss allocable
    to the Company                 $ (3,119)        --      --      --          --     (3,119)       --        --         (3,119)
Minority interest in losses
    of the partnership, after
    extraordinary item of $360                  (9,404)     --      --          --         --        --        --             --
Issuance of Common Stock
    to directors                                    --      --      --          --         --        71        --             71
                                   --------   --------     ---     ---    --------   --------   -------      ----       --------
Comprehensive loss                 $ (3,119)
                                   ========
Balance, at December 28, 2001                   14,111      60       3      96,373    (83,539)   (5,703)       --          7,194

Net loss allocable
    to the Company                 $ (2,761)        --      --      --          --     (2,761)       --        --         (2,761)
Minority interest in losses
    of the partnership, after
    extraordinary item of
    $5,630                                      (8,252)     --      --          --         --        --        --             --
Issuance of Common Stock
    to directors                                    --      --      --          16         --        34        --             50
Unrealized appreciation on
    marketable securities net
    of minority interest                 13         42      --      --          --         --        --        13             13
                                   --------   --------     ---     ---    --------   --------   -------      ----       --------
Comprehensive loss                 $ (2,748)
                                   ========

Balance, at January 3, 2003                   $  5,901     $60     $ 3    $ 96,389   $(86,300)  $(5,669)     $ 13       $  4,496
                                              ========     ===     ===    ========   ========   =======      ====       ========


See notes to consolidated financial statements.
                                                                              21

                       CONSOLIDATED FINANCIAL STATEMENTS



CONSOLIDATED STATEMENTS OF CASH FLOWS
(000s omitted)

Fiscal year end                                                              2002            2001            2000
----------------------------------------------------------------------   ------------    ------------    ------------
Cash flows from operating activities
  Net loss allocable to the Company                                      $     (2,761)   $     (3,119)   $       (836)
  Adjustments to reconcile net loss to cash
    provided by operating activities
         Minority interest in losses of partnership                            (2,622)         (9,044)         (1,736)
         Depreciation, amortization and loan cost amortization                 56,214          64,496          55,718
         Extraordinary item                                                     1,781             114              --
         Non-cash director compensation                                            50              71              50

Changes in certain assets and liabilities
     Restricted cash                                                             (221)           (167)            608
     Receivables                                                                2,116           2,402             (35)
     Inventories                                                                  137             208            (147)
     Prepaid expenses and other                                                (2,438)         (1,050)           (697)
     Accounts payable                                                            (585)           (364)         (5,887)
     Accrued expenses                                                          (3,698)         (2,951)         (2,686)
     Other obligations                                                            104             307          (7,370)
                                                                         ------------    ------------    ------------
         Net cash provided by operating activities                             48,077          50,903          36,982
                                                                         ------------    ------------    ------------
Cash flows from investing activities
     Additions to property and equipment                                      (28,618)        (32,101)        (43,499)
     Franchise fees and other                                                  (4,335)           (158)         (3,450)
     Sale (purchase) of marketable securities                                  (1,410)         (7,399)          1,365
                                                                         ------------    ------------    ------------
         Net cash used in investing activities                                (34,363)        (39,658)        (45,584)
                                                                         ------------    ------------    ------------
Cash flows from financing activities
     Proceeds from borrowings                                                 510,000          48,936          24,436
     Repayments of debt                                                      (516,385)        (72,636)        (16,572)
     Debt offering costs                                                      (13,782)             --              --
     Debt redemption costs                                                     (4,071)             --              --
     Purchase of Treasury Stock                                                    --              --          (2,827)
     Loan financing fees                                                           --             (86)             --
                                                                         ------------    ------------    ------------
         Net cash (used in) provided by financing activities                  (24,238)        (23,786)          5,037
                                                                         ------------    ------------    ------------

Decrease in cash and equivalents                                              (10,524)        (12,541)         (3,565)

Cash and equivalents, beginning of period                                      32,298          44,839          48,404
                                                                         ------------    ------------    ------------
Cash and equivalents, end of period                                      $     21,774    $     32,298    $     44,839
                                                                         ============    ============    ============
Supplemental disclosure of cash flow information
     Cash paid for interest, net of amounts capitalized                  $     75,696    $     71,208    $     74,522
                                                                         ============    ============    ============
Supplemental disclosure of non-cash activities
     Unrealized appreciation of marketable securities                    $         55    $         --    $         --
                                                                         ============    ============    ============


See notes to consolidated financial statements.

                        CONSOLIDATED FINANCIAL STATEMENTS

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(000s omitted, except share data)

1.   BASIS OF PRESENTATION

     ENTITY MATTERS--The accompanying consolidated financial statements include the accounts of John Q. Hammons Hotels, Inc. and John Q. Hammons Hotels, L.P. and subsidiaries (collectively the Company or, as the context may require John Q. Hammons Hotels, Inc. only). As of fiscal year end 2002, 2001 and 2000, the Company had 47 hotels in operation of which 30 in 2002, 2001 and 2000 operate under the Holiday Inn and Embassy Suites Hotels trade names. The Company's hotels are located in 20 states throughout the United States of America.

     The Company was formed in September 1994 and had no operations or assets prior to its initial public offering of 6,042,000 Class A Common Shares at $16.50 per share on November 23, 1994. Immediately prior to the initial public offering, Mr. John Q. Hammons (JQH) contributed approximately $5 million in cash to the Company in exchange for 294,100 shares of Class B Common Stock (which represents approximately 72% of the voting control of the Company). The Company contributed the approximate $96 million of net proceeds from the Class A and Class B Common Stock offerings to John Q. Hammons Hotels, L.P. (JQHLP) in exchange for an approximate 28% general partnership interest. Effective December 30, 2000, the Company exchanged 1,271,581 general partner units, for funds advanced by JQHLP to the Company to repurchase 1,271,581 shares, of the Company's Class A Common Stock. Effective December 29, 2001, the Company purchased 11,760 general partner units from JQHLP. The number of general partner units exchanged is equivalent to the number of shares repurchased as outlined by the partnership agreement. As a result, the allocation percentages changed to approximately 24% for the Company and approximately 76% for the limited partner.

     As the sole general partner of JQHLP, the Company exercises control over all decisions as set forth in the partnership agreement. The net income
     (loss) allocable to the Company reported in the accompanying consolidated statements of operations includes the Company's approximate 24% share in 2002 and 2001 and 28% share in 2000 of all JQHLP earnings (losses). The approximate 76% in 2002 and 2001 and 72% in 2000 minority interest attributable to the portion of the partnership not owned by the Company has been reflected as minority interest in the accompanying consolidated financial statements.

     All significant balances and transactions between the entities and properties have been eliminated.

     PARTNERSHIP AND OTHER MATTERS--A summary of selected provisions of the partnership agreement as well as certain other matters are summarized as follows:

     Allocation of income, losses and distributions

     Pretax income, losses and distributions of JQHLP will generally be allocated pro rata between the Company, as general partner, and the limited partner interest beneficially owned by JQH based on their respective ownership interests in JQHLP. However, among other things, to the extent the limited partners were not otherwise committed to provide further financial support and pretax losses reported for financial reporting purposes were deemed to be of a continuing nature, the balance of the pretax losses would be allocated only to the Company, with any subsequent pretax income also to be allocated only to the Company until such losses had been offset. In addition, with respect to distributions, in the event JQHLP has taxable income, distributions are to be made in an aggregate amount equal to the amount JQHLP would have paid for income taxes had it been a C Corporation during the applicable period. Aggregate tax distributions will first be allocated to the Company, if applicable, with the remainder allocated to the limited partners. There were no distributions for taxes for the fiscal as of 2002, 2001 and 2000.

     Additional capital contributions

     In the event proceeds from the sale of the 30 hotel properties (or applicable replacement collateral) that secure the $510 million First Mortgage Notes (2002 First Mortgage Notes) (Note 5) are insufficient to satisfy amounts due on the 2002 First Mortgage Notes, JQH and Hammons, Inc. are severally obligated to contribute up to $195 million to satisfy amounts due, if any. In addition, with respect to the original 11 hotel properties contributed by JQH concurrent with the public equity offering, JQH is obligated to contribute up to $50 million in the event proceeds from the sale of these hotel properties (or applicable replacement collateral) are insufficient to satisfy amounts due on the then outstanding mortgage indebtedness related to these properties.

                        CONSOLIDATED FINANCIAL STATEMENTS


NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(000s omitted, except share data)

     Redemption of limited partner interests

     Subject to certain limitations, the limited partners of JQHLP have the right to require redemption of their limited partner interests at any time subsequent to November 1995. Upon redemption, the limited partners receive, at the sole discretion of the Company, one share of its Class A Common Stock for each limited partner unit tendered or the then cash equivalent thereof.

     Additional general partner interest

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

     RESTRICTED CASH--Restricted cash consists of certain funds maintained in escrow for property taxes and certain other obligations.

     MARKETABLE SECURITIES--Marketable securities consist of available-for-sale commercial paper and government agency obligations which mature or will be available for use in operations in 2003. These securities are valued at current market value as determined by published market quotes. Realized gains and losses in 2002, 2001 and 2000, determined using the specific identification method, were nominal. Unrealized holding gains in 2002 of $55, $13 of which is allocable to the Company with the remaining allocable to the minority interest, are included as a separate component of shareholders' equity until realized.

     ALLOWANCE FOR DOUBTFUL ACCOUNTS--The following summarizes activity in the allowance for doubtful accounts on trade accounts receivable:

                                            Additions
                               Balance,     charged to                     Balance,
                               beginning    costs and                       end of
                               of period    expenses      Deductions        period
                             ------------  ------------  ------------   ------------
Year end, January 3, 2003    $        231  $        575  $       (575)  $        231
Year end, December 28, 2001           231           664          (664)           231
Year end, December 29, 2000           226           558          (553)           231

     INVENTORIES--Inventories consist of food and beverage items. These items are stated at the lower of cost, as determined by the first-in, first-out valuation method, or market.

     DEFERRED FINANCING COSTS, FRANCHISE FEES AND OTHER--Franchise fees paid to the respective franchisors of the hotel properties are amortized on a straight-line basis over 10 to 20 years which approximates the terms of the respective agreements. Costs of obtaining financing are capitalized and amortized over the respective terms of the debt. The restricted cash deposits are required by certain mortgages and franchise agreements, which require the Company to maintain escrow accounts for real estate taxes and furniture and fixture replacement reserves, based upon a percentage of gross revenue.

                        CONSOLIDATED FINANCIAL STATEMENTS


NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(000s omitted, except share data)

     The components of deferred financing costs, franchise fees and other are summarized as follows:

Fiscal year end                                                                  2002            2001
---------------                                                              ------------   ------------
Deferred financing costs                                                     $     18,394   $     21,650
Franchise fees                                                                      5,313          5,186
Management contract costs and other                                                 2,268          1,942
Less: Accumulated amortization                                                     (5,391)       (16,439)
                                                                             ------------   ------------
                                                                                   20,584         12,339
Deposits                                                                            3,401          3,459
Restricted cash deposits                                                           15,010         11,312
Restricted cash deposits, interest bearing, related to sales of hotels and a component of replacement collateral for 1994 and
    1995 First Mortgage Notes                                                          --            166
Other, net                                                                            491            317
                                                                             ------------   ------------
                                                                             $     39,486   $     27,593
                                                                             ============   ============

     PROPERTY AND EQUIPMENT--Property and equipment are stated at cost (including interest, real estate taxes and certain other costs incurred during development and construction) less accumulated depreciation and amortization. Buildings improvements are depreciated using both straight-line method, while all other property is straight-line and accelerated methods. The estimated useful lives of the assets are summarized as follows:

                                                  Lives in years
                                                  --------------
Land improvements                                      5-25
New buildings and improvements                        10-40
Purchased buildings                                      25
Furniture, fixtures and equipment                      3-10

     Construction in progress includes refurbishment costs of certain hotel developments at January 3, 2003, and December 28, 2001.

     During fiscal 2000, the Company initiated claims against certain of its construction contractors and its insurance carrier to recover repair costs related to moisture related problems at certain of its hotels. In December 2001, the Company initiated legal action to collect the claims submitted to the insurance carrier. The insurance carrier subsequently denied all claims filed to date. Accordingly, the Company reflected $3,400 in 2002 and $8,400 in 2001 of capital expenditures as property additions and recorded additional depreciation expense of $7,600 in 2001 to fully reserve the net historical cost of all damaged property. The Company estimates an additional $500 of capital expenditures will be necessary to complete repair of the moisture related damage. The Company and its legal counsel will continue to vigorously pursue collection of these costs and, to the extent recoveries are realized, they will be recorded as other income.

     The Company periodically reviews the carrying value of these assets and other long-lived assets and impairment losses are recognized when the expected undiscounted future cash flows are less than the carrying amount of the asset. Based on its most recent analysis, the Company believes no impairments existed at January 3, 2003.

     Interest costs, construction overhead and certain other carrying costs are capitalized during the period hotel properties are under construction. Interest costs capitalized were $0, $0 and $504 for the fiscal years ended 2002, 2001 and 2000, respectively. Costs incurred for prospective hotel projects ultimately abandoned are charged to operations in the period such plans are finalized. Costs of significant improvements are capitalized, while costs of normal recurring repairs and maintenance are charged to expense as incurred.

                        CONSOLIDATED FINANCIAL STATEMENTS


NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(000s omitted, except share data)

     The accompanying 2002 consolidated financial statements include the land costs for 35 of the operating hotel properties. Land for 9 of the remaining 12 operating hotel properties is leased by the Company from unrelated parties over long-term leases. Land for the remaining 3 operating hotel properties is leased by the Company from a related party over long-term leases (Note 3). Rent expense for all land leases was $1,545, $1,514 and $1,489 for the fiscal years ended 2002, 2001 and 2000, respectively.

     PAR OPERATING EQUIPMENT--The Company's initial expenditures for the purchase of china, glassware, silverware, linens and uniforms are capitalized into furniture, fixtures and equipment and amortized on a straight-line basis over a three to five year life. Costs for replacement of these items are charged to operations in the period the items are placed in service.

     ADVERTISING--The Company expenses the cost of advertising associated with operating hotels as incurred. Advertising expense for 2002, 2001 and 2000 was approximately $34,179, $32,899 and $31,815, respectively.

     PENSIONS AND OTHER BENEFITS--The Company contractually provides retirement benefits for certain union employees at two of its hotel properties under a union-sponsored defined benefit plan and a defined contribution plan. Contributions to these plans, based upon the provisions of the respective union contracts, approximated $97, $99 and $86 for the fiscal years ended 2002, 2001 and 2000, respectively.

     The Company maintains an employee savings plan (a 401(k) plan) and matches a percentage of an employee's contributions. The Company's matching contributions are funded currently. The costs of the matching program and administrative costs charged to income were approximately $760, $647 and $506 in 2002, 2001 and 2000, respectively. The Company does not offer any other post-employment or post-retirement benefits to its employees.

     SELF-INSURANCE--The Company became self-insured for medical coverage effective January 1999. Effective October 1, 2002, the Company became self-insured for workers' compensation, general liability and auto claims. Estimated costs related to these self-insurance programs are accrued based on known claims and projected settlements of unasserted claims. Subsequent changes in, among others, unasserted claims, claim costs, claim frequency as well as changes in actual experience, could cause these estimates to change. See Note 3 for additional insurance coverage.

     The Company has a $500 irrevocable stand-by letter-of-credit agreement with a bank, which was required by an insurance carrier for the Company's self-insurance programs. This letter of credit automatically renews annually in October unless terminated in advance by the Company or bank.

     INCOME TAXES--The Company's provision for income taxes for fiscal 2002, 2001 and 2000 is summarized as follows:

Fiscal year end                         2002        2001        2000
-----------------------------------  ----------  ----------  ----------
Currently payable                    $      150  $      150  $      150
Deferred                                     --          --          --
                                     ----------  ----------  ----------
Provision for income taxes           $      150  $      150  $      150
                                     ==========  ==========  ==========

     A reconciliation between the statutory federal income tax rate and the effective tax rate is summarized as follows:

                                                    2002                       2001                      2000
Fiscal year end                             Amount        Rate         Amount        Rate         Amount        Rate
----------------------------------------  ----------   ----------    ----------   ----------    ----------   ----------
Benefit for income taxes at the
   federal statutory rate                 $     (282)          34%   $     (971)          34%   $     (233)          34%
Increase in tax valuation allowance
   to the general partner                        282          (34)          971          (34)          233          (34)
Provision for state franchise taxes              150          (18)          150           (5)          150          (22)
                                          ----------   ----------    ----------   ----------    ----------   ----------
Provision for income taxes                $      150          (18)%  $      150           (5)%  $      150          (22)%
                                          ==========   ==========    ==========   ==========    ==========   ==========

                        CONSOLIDATED FINANCIAL STATEMENTS


NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(000s omitted, except share data)

     At January 3, 2003, and December 28, 2001, the net deferred tax liability consisted of the following:

Fiscal year end                                                       2002         2001
-----------------------------------------------------------------  ----------   ----------
Deferred tax assets:
  Net operating loss carryforwards                                 $   12,317   $   10,754
  Accruals and other                                                      370          266
                                                                   ----------   ----------
                                                                       12,687       11,020
Deferred tax liabilities:
  Estimated allocated tax basis in excess of the Company's
   proportionate share of the book value of JQHLP's net assets,
   including excess tax depreciation allocation                        (3,049)      (2,321)
                                                                   ----------   ----------
                                                                       (3,049)      (2,321)
Valuation allowance                                                    (9,639)      (8,700)
                                                                   ----------   ----------
  Net deferred tax liability                                       $       (1)  $       (1)
                                                                   ==========   ==========


     The realization of the estimated deferred tax assets is dependent upon, among others, prospective taxable income allocated to the Company, disposition of the hotel properties subsequent to the end of a property's respective depreciable tax life and the timing of subsequent conversions, if any, of limited partnership units in JQHLP into Common Stock of the Company. Accordingly, a valuation allowance has been recorded in an amount equal to the estimated net deferred tax asset associated with the differences between the Company's basis for financial reporting and tax purposes. Adjustments to the valuation allowance, if any, will be recorded in the periods in which it is determined the asset is realizable. The change in the valuation allowance is related to the federal tax benefit of the current year financial reporting loss before extraordinary item, the state franchise taxes and the extraordinary item. The net operating before extraordinary loss carryforwards, which approximated $36 million in 2002, begin to expire in 2010.

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

     FISCAL YEAR--The Company's fiscal year ends on the Friday nearest December 31, which includes 53 weeks in 2002, and 52 weeks in 2001 and 2000.

     The periods ended in the accompanying consolidated financial statements are summarized as follows:

Year                                     Fiscal year end
----                                     ---------------
2002                                       January 3, 2003
2001                                     December 28, 2001
2000                                     December 29, 2000

     STOCK OPTIONS--The Company accounts for its stock-based compensation plans according to the intrinsic method under APB Opinion No. 25, under which no compensation cost has been recognized for option grants for fiscal 2002, 2001 and 2000. In accordance with Statement of Financial Accounting Standard No. 123 (SFAS No. 123), "Accounting for Stock-Based Compensation," the Company is required, at a minimum, to report pro forma disclosures of expense for stock-based awards based on their fair values. Had compensation cost been determined consistent with SFAS No. 123, the Company's net loss and diluted loss per share for the years ended January 3, 2003, December 28, 2001, and December 29, 2000, would have been as follows:

                        CONSOLIDATED FINANCIAL STATEMENTS

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(000s omitted, except share data)

Fiscal year end                                                          2002            2001            2000
-------------------------------------------------------------------  -------------   -------------   -------------
Net loss
    As reported                                                      $      (2,761)  $      (3,119)  $        (836)
    Deduct - total stock-based employee compensation expense
      determined under fair value based method for all awards,
      net of related tax effects                                              (228)           (273)           (263)
                                                                     -------------   -------------   -------------
    Pro forma                                                        $      (2,989)  $      (3,392)  $      (1,099)
                                                                     =============   =============   =============
Basic and diluted loss per share
    As reported                                                      $       (0.54)  $       (0.61)  $       (0.16)
    Pro forma                                                                (0.59)          (0.67)          (0.21)

     The fair value of each option grant was estimated on the date of grant using the Black-Scholes option-pricing model with the following assumptions:

Fiscal year end                     2002          2001             2000
------------------------------  ------------   ------------   ------------
Dividend yield                             0%             0%             0%
Expected volatility                    41.97%         36.70%         38.45%
Risk-free interest rate                 5.18%          4.73%          6.25%
Expected lives                     7.5 years      7.5 years      7.5 years

     The options granted in 2002, 2001 and 2000 under the plans have a weighted average fair value of $3.61, $2.71 and $2.71 per option, respectively.

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

     The Company had 1,713,700, 1,649,500 and 1,611,200 options to purchase shares of common stock outstanding during fiscal years 2002, 2001 and 2000, respectively (Note 9). The options were not included in the computation of diluted earnings per share since the options would be antidilutive and certain of the options' exercise prices were greater than the average market price of the common shares.

     Since there are no dilutive securities, basic and diluted earnings (loss) per share are identical, thus a reconciliation of the numerator and denominator is not necessary.

     SEGMENTS--The Company operates in one reportable segment, hospitality services.

     RECLASSIFICATIONS--Certain prior years' amounts have been reclassified to conform to the 2002 presentation.

     ACCOUNTING PRONOUNCEMENTS--In June 2001, the Financial Accounting Standards Board issued Statement No. 143 (SFAS 143) "Accounting for Assets Retirement Obligations." SFAS 143 addresses financial accounting and reporting for obligations associated with the retirement of tangible long-lived assets and the associated asset retirement costs. This standard is required to be adopted for fiscal years beginning after June 15, 2002. As such, the Company is not required to adopt this standard until fiscal 2003. Management does not believe that the adoption of this standard will have a material impact on the financial position, results of operations or cash flows of the Company.

     In October 2001, the Financial Accounting Standards Board issued Statement No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets." This statement addresses financial accounting for the impairment or disposal of long-lived assets and requires that one accounting model be used for long-lived assets to be disposed of by sale and broadens the presentation of discontinued operations to include more disposal transactions. The Company adopted this statement in the first quarter of 2002 with no material impact on the financial position, results of operations or cash flows of the Company.

                        CONSOLIDATED FINANCIAL STATEMENTS


NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(000s omitted, except share data)

     In April 2002, the Financial Accounting Standards Board issued Statement No. 145 (SFAS 145) "Recission of FASB Statements No. 4, 44, and 64, Amendment of FASB Statement No. 13, and Technical Corrections." SFAS 145 rescinds FASB Statement No. 4, "Reporting Gains and Losses from Extinguishment of Debt," and FASB Statement No. 64, "Extinguishment of Debt Made to Satisfy Sinking-Fund Requirements," which would require applying the criteria under Opinion 30 to determine whether or not the gains and losses related to the extinguishment of debt should be classified as extraordinary items. Any gain or loss on extinguishment of debt that was classified as an extraordinary item in prior periods presented that does not meet the criteria in Opinion 30 for classification as an extraordinary item shall be reclassified. This statement amends FASB Statement No. 13, "Accounting for Leases," to eliminate an inconsistency between the required accounting for sale-leaseback transactions and the required accounting for certain lease modifications that have economic effects that are similar to sale-leaseback transactions. This statement also amends other existing authoritative pronouncements to make various technical corrections, clarify meanings, or describe their applicability under changed conditions. This standard is required to be adopted for fiscal years beginning after May 15, 2002, and certain transactions after May 15, 2002. As such, the Company is not required to adopt this standard until fiscal 2003. Management believes that the adoption of this standard will result in the reclassification of the 2002 and 2001 extraordinary items to a loss on extinguishment caption classified in other expense.

     In June 2002, the Financial Accounting Standards Board issued Statement No. 146 (SFAS 146), "Accounting for Costs Associated with Exit or Disposal Activities." SFAS 146 requires companies to recognize costs associated with exit or disposal activities when they are incurred rather than at the date of a commitment to an exit or disposal plan. Examples of costs covered by the standard include lease termination costs and certain employee severance costs that are associated with a restructuring, discontinued operation, or other exit or disposal activity. SFAS 146 is to be applied prospectively to exit or disposal activities initiated after December 31, 2002. As such the Company is not required to adopt this standard until fiscal year 2003. Management does not believe that the adoption of this standard will have a material impact on the financial position, results of operations or cash flows of the Company.

     In December 2002, the Financial Accounting Standards Board issued Statement No. 148 "Accounting for Stock-Based Compensation-Transition and Disclosure," an amendment of FASB Statement No. 123. This statement amends FASB Statement No. 123, "Accounting for Stock Based Compensation," to provide alternative methods of transition for a voluntary change to the fair value based method of accounting for stock-based employee compensation. In addition, this statement amends the disclosure requirements of FASB Statement No. 123 to require prominent disclosures in both annual and interim financial statements about the method of accounting for stock-based employee compensation and the effect of the method used on reported results. The Company adopted the disclosure requirements of this standard in the fourth quarter of 2002 with no significant impact on the financial position, results of operations or cash flows of the Company.

     In November 2002, the Financial Accounting Standards Board issued Interpretation No. 45 (FIN 45) "Guarantor's Accounting and Disclosure requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others." FIN 45 elaborates on the existing disclosure requirements for most guarantees, including loan guarantees. It also clarifies that at the time a company issues a guarantee, the company must recognize an initial liability for the fair value, or market value, of the obligations it assumes under that guarantee. However, the provisions related to recognizing a liability at inception of the guarantee for the fair value of the guarantor's obligations does not apply to product warranties or to guarantees accounted for as derivatives. The initial recognition and initial measurement provisions apply on a prospective basis to guarantees issued or modified after December 31, 2002. The disclosure requirements of FIN 45 are effective for financial statements of interim or annual periods ending after December 15, 2002. As such, the Company adopted the disclosure requirements of this standard in the fourth quarter of 2002 with no material impact on the financial position, results of operations or cash flows of the Company.

                        CONSOLIDATED FINANCIAL STATEMENTS


NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(000s omitted, except share data)

     In January 2003, the Financial Accounting Standards Board issued Interpretation No. 46 (FIN 46) "Consolidation of Variable Interest Entities." Until this interpretation, a company generally included another entity in its consolidated financial statements only if it controlled the entity through voting interests. FIN 46 requires a variable interest entity to be consolidated by a company if that company is subject to a majority of the risk of loss from the variable interest entity's activities or entitled to receive a majority of the entity's residual returns. FIN 46 applies immediately to variable interest entities created after January 31, 2003, and to variable interest entities in which an enterprise obtains an interest after that date. It applies in the first fiscal year or interim period beginning after June 15, 2003, to variable interest entities in which an enterprise holds a variable interest that it acquired before February 1, 2003. Management does not believe that the adoption of this interpretation will have a material impact on the financial position, results of operations or cash flows of the Company.

3.   RELATED PARTY TRANSACTIONS

     HOTEL MANAGEMENT FEES--In addition to managing the hotel properties included in the accompanying consolidated financial statements, the Company provides similar services for other hotel properties owned or controlled by JQH, which included nine, nine and six properties at January 3, 2003, December 28, 2001, and December 29, 2000, respectively. A management fee of approximately 3% to 5% of gross revenues (as defined) is paid to the Company by these hotels, which aggregated approximately $2,150, $1,684 and $1,245 for the fiscal years ended 2002, 2001 and 2000, respectively.

     ACCOUNTING AND ADMINISTRATIVE SERVICES--The hotels have contracted for accounting and other administrative services with Winegardner & Hammons, Inc. (WHI), a company related by common ownership. The accounting and administrative charges expensed by the hotel properties, included in administrative expenses, were approximately $1,572, $1,574 and $1,577 for the fiscal years ended 2002, 2001 and 2000, respectively.

     In 2002, the Company negotiated a new contract with WHI to continue to provide accounting and administrative services through June 2005. Charges for these services provided by WHI will approximate $35 per year for each hotel property for the duration of the agreement.

     INSURANCE COVERAGE--To supplement the Company's self-insurance programs, property, auto, commercial liability, workers' compensation and medical insurance is provided to the hotel properties under blanket commercial policies purchased by the Company, covering hotel properties owned by JQHLP or JQH. In addition, the Company's umbrella and crime insurance is provided to the hotel properties under blanket commercial policies purchased by the Company covering hotel properties owned by JQHLP, JQH or managed by WHI. Generally, premiums allocated to each hotel property are based upon factors similar to those used by the insurance provider to compute the aggregate group policy premium. Insurance expense for the properties included in operating expenses was approximately $9,218, $7,341 and $3,578 for the fiscal years ended 2002, 2001 and 2000, respectively. During fiscal 2000, the Company realized favorable trends in insurance expense as a result of claims experience, rate improvements and favorable buyouts of several prior self-insured years

     ALLOCATION OF COMMON COSTS--The Company and JQHLP incur certain hotel management expenses incidental to the operations of all hotels beneficially owned or controlled by JQH. These costs principally include the compensation and related benefits of certain senior hotel executives. Commencing in May 1993, these costs were allocated by the Company to hotels not included in the accompanying consolidated statements, based on the respective number of rooms of all hotels owned or controlled by JQH. These allocated costs approximated $370, $328 and $184 for the fiscal years ended 2002, 2001 and 2000, respectively. Management considers these allocations to be reasonable.

     TRANSACTIONS WITH STOCKHOLDERS AND DIRECTORS--JQH maintained a deposit with the Company for approximately $100 as of January 3, 2003, and the Company advanced JQH approximately $368 as of December 28, 2001, relating to the use of certain in-house development resources.

                        CONSOLIDATED FINANCIAL STATEMENTS

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(000s omitted, except share data)

     During 2000, the Company's Board of Directors authorized the Company to enter into a five-year management contract with JQH whereby the Company will provide internal administrative, architectural design, purchasing and legal services to JQH in connection with the development of hotels in an amount not to exceed 1.5% of the total development cost of any single hotel for the opportunity to manage the hotels upon opening and the right of first refusal to purchase the hotels in the event they are offered for sale. During fiscal 2002, 2001 and 2000, the Company paid $326, $487 and $1,455, respectively, of additional costs in accordance with the management contract. These costs are amortized over a five-year contract period. Amortization for these costs commence upon the opening of the hotel. The hotel management fee received by the Company from these hotels is discussed in Note 3 above.

     For 2002, 2001 and 2000, JQH personally has paid, or agreed to pay, $432, $128 and $49, respectively, to certain employees pursuant to their employment agreements.

     SUMMARY OF RELATED PARTY EXPENSES--The following summarizes expenses reported as a result of activities with related parties:

Fiscal year end                                                       2002        2001        2000
-----------------------------------------------------------------  ----------  ----------  ----------
Expenses included within general, administrative, sales and
    management service expenses
       Accounting and administrative                               $    1,572  $    1,574  $    1,577
       Rental expenses                                                    943         937         830
                                                                   ----------  ----------  ----------
                                                                   $    2,515  $    2,511  $    2,407
                                                                   ==========  ==========  ==========
Allocated insurance expense from the pooled coverage
    included within various operating categories
       Insurance other than medical                                $    9,218  $    7,341  $    3,578
                                                                   ==========  ==========  ==========
       Medical, net of employee payments                           $    4,063  $    4,105  $    3,404
                                                                   ==========  ==========  ==========


4.   FRANCHISE AGREEMENTS

     As of January 3, 2003, and December 28, 2001, 43 and 42, respectively, of the 47 operating hotel properties included in the accompanying consolidated balance sheets have franchise agreements with national hotel chains which require each hotel to remit to the franchisor monthly fees equal to approximately 3% to 6% of gross room revenues, as defined. Franchise fees expensed under these contracts were $12,944, $10,496 and $10,305 for the fiscal years 2002, 2001 and 2000, respectively.

     As part of the franchise agreements, each hotel also pays additional advertising, reservation and maintenance fees to the franchisor which range from 1% to 3.5% of gross room revenues, as defined. The amount of expense related to these fees included in the consolidated statements of operations as a component of sales expense was approximately $9,255, $8,975 and $9,021 for the fiscal years ended 2002, 2001 and 2000, respectively.

5.   LONG-TERM DEBT

     The components of long-term debt are summarized as follows:

  Fiscal year end                                                                     2002        2001
---------------------------------------------------------------------------------  ----------  ----------
2002 First Mortgage Notes, interest at 8.875%, interest only payable May 15 and
November 15, principal due May 15, 2012, secured by a first mortgage lien on 28 hotel properties, a second mortgage lien on 2 hotel properties and additional
capital contributions of up to $195 million by JQH                                 $  499,000  $       --


1994 First Mortgage Notes, interest at 8.875%, interest only payable February
15 and August 15, refinanced May 2002                                                      --     294,775

                        CONSOLIDATED FINANCIAL STATEMENTS


NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(000s omitted, except share data)

5.   LONG-TERM DEBT (CONTINUED)

Fiscal year end                                                                                         2002          2001
                                                                                                      ----------   ----------
1995 First Mortgage Notes, interest at 9.75%, interest only payable
April 1 and October 1, refinanced May 2002                                                            $       --   $   79,293

Development bonds, interest rates at 7.125%, payable in scheduled installments with maturities through August 2015, certain of the obligations are subject to optional acceleration by the bondholders, secured by certain hotel facilities,
fixtures and an assignment of rents                                                                       12,282       12,881


Mortgage notes payable to banks, insurance companies and a state retirement plan, fixed rates ranging from 7.5% to 9.5% payable in scheduled installments through April 2027, secured by certain hotel facilities, fixtures and an assignment of rents, with certain instruments subject to cross-collateralization provisions and, with respect to approximately $250,986 and $280,909 for 2002
and 2001, respectively, of mortgage notes, a personal guarantee of JQH                                   257,408      303,237

Mortgage notes payable to banks, variable interest rates at prime to prime plus
0.50% payable in scheduled installments with maturities through February 2008, with a certain instrument subject to a ceiling and a floor, secured by certain hotel facilities, fixtures and an assignment of rents, and with respect to approximately $37,652 and $115,874 for 2002 and 2001, respectively, of mortgage
notes, a personal guarantee of JQH                                                                        37,652      115,874

Other notes payable, interest at 8.125%, refinanced May 2002                                                  --        6,947
                                                                                                      ----------   ----------
                                                                                                         806,342      813,007
Less: Current portion                                                                                    (13,683)     (38,862)
                                                                                                      ----------   ----------
                                                                                                      $  792,659   $  774,145
                                                                                                      ==========   ==========


During May 2002, the Company issued $510 million of 2002 First Mortgage Notes. The Company utilized the proceeds from these notes to pay in full the 1994 First Mortgage Notes and 1995 First Mortgage Notes and certain fixed and variable rate mortgage notes. The indenture agreements relating to the 2002 First Mortgage Notes include certain covenants which, among others, limit the ability of JQHLP and its restricted subsidiaries (as defined) to make distributions, incur debt and issue preferred equity interests, engage in certain transactions with its partners, stockholders or affiliates, incur certain liens and engage in mergers or consolidations. In addition, certain of the other credit agreements include subjective acceleration clauses, and limit, among others, the incurrence of certain liens and additional indebtedness and require the achievement or maintenance of certain financial covenants. The 2002 First Mortgage Notes and certain other obligations include scheduled prepayment penalties in the event the obligations are paid prior to their scheduled maturity.

The Company paid in full or refinanced approximately $505,578, $63,268 and $9,701 of long-term in 2002, 2001 and 2000, respectively. In connection with these transactions, the Company incurred approximately $7,411, $474 and $0, respectively, in charges related to the early extinguishment of debt of which $1,781, $114 and $0, respectively, is allocable to the Company with the remaining charges applied to the minority interest. The Company's debt extinguishment charges have been reflected in the accompanying consolidated statements of operations as extraordinary items.

                        CONSOLIDATED FINANCIAL STATEMENTS

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(000s omitted, except share data)

     Scheduled maturities of long-term debt as of January 3, 2003, are summarized as follows:

Fiscal year ending                                    Amount
------------------                                  -----------
2003                                                $    13,683
2004                                                      7,472
2005                                                      7,974
2006                                                     38,809
2007                                                     43,606
Thereafter                                              694,798
                                                    -----------
                                                    $   806,342
                                                    ===========

6.   COMMITMENTS AND CONTINGENCIES

     OPERATING LEASES--The hotel properties lease certain equipment and land from unrelated parties under various lease arrangements. In addition, the Company leases certain parking spaces at one hotel for the use of its patrons and is billed by the lessor based on actual usage. Rent expense for these non-related party leases was approximately $3,115, $3,114 and $3,311 for the fiscal years ended 2002, 2001 and 2000, respectively, which has been included in general, administrative, sales and management service expenses.

     The Company operates two trade centers located in Joplin, Missouri, and Portland, Oregon. Both of the facilities in which these trade centers operate are owned by JQH. The lease agreement for the Joplin trade center stipulates nominal rentals for each of the fiscal years ended 2002, 2001 and 2000, and for each ensuing year through 2014. The lease agreement for the Portland facility extends through 2004 and requires minimum annual rents of $300 to JQH. In addition, the Company leases office space in Springfield, Missouri, from a partnership (of which JQH is a partner) for annual payments of approximately $250 per year through December 2004. The Company has also entered into land leases with JQH for three operating hotel properties. Subject to the Company exercising purchase options provided under these agreements, these leases extend through 2096, 2036 and 2045, respectively, and require aggregate minimum annual payments of approximately $390. Rent expense for these related party leases was approximately $943, $937 and $830 for the fiscal years ended 2002, 2001 and 2000, respectively.

     The minimum annual rental commitments for non-cancelable operating leases at January 3, 2003, are as follows:

Fiscal year ending                        JQH       Other        Total
------------------                     ----------  --------    --------
2003                                   $     943   $  2,429    $  3,372
2004                                         948      2,180       3,128
2005                                         395      1,992       2,387
2006                                         395      1,797       2,192
2007                                         395      1,592       1,987
Thereafter                                20,657     41,325      61,982
                                       ----------  --------    --------
                                       $  23,733   $ 51,315    $ 75,048
                                       ==========  ========    ========

     HOTEL DEVELOPMENT--Currently, the Company does not have any hotels under construction nor does it have any plans to start construction.

     STOCK REPURCHASE--On December 1, 1998, the Board of Directors authorized the Company to repurchase up to $3,000 of the outstanding stock at market prices during fiscal 1999. On November 30, 1999, the Board of Directors authorized the Company to repurchase up to an additional $3,000 of the outstanding stock at market prices during fiscal 2000. No stock repurchase program was approved for 2002 and 2001. At January 3, 2003, the Company has repurchased $5,669 of the total authorized to be repurchased, net of reissuances of stock.

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

                       CONSOLIDATED FINANCIAL STATEMENTS


NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(000s omitted, except share data)

7.   FINANCIAL INSTRUMENTS WITH OFF-BALANCE SHEET RISK

     During 2001, the Company entered into an interest rate swap agreement in order to manage its interest rate risk on a long-term bank borrowing approximating $27,665. During May 2002, this borrowing was refinanced by the 2002 First Mortgage Notes and the swap agreement was terminated.

8.   FAIR VALUE OF FINANCIAL INSTRUMENTS

     The fair values of long-term debt approximate their respective historical carrying amounts except with respect to the 2002 First Mortgage Notes, 1994 First Mortgage Notes and 1995 First Mortgage Notes. The fair market value of the 2002 First Mortgage Notes was approximately $519 million at January 3, 2003. The aggregate fair market value of the 1994 First Mortgage Notes and 1995 First Mortgage Notes was approximately $376 million at December 28, 2001. The fair value of the First Mortgage Notes issued is estimated by obtaining quotes from brokers.

9.   STOCK OPTIONS

     Concurrent with the sale of equity securities in November 1994, the Company adopted a stock option plan for its employees. The plan authorizes the issuance of up to 2,416,800 shares of Class A Common Stock in option grants. In February 1999, the Company adopted a stock option plan for its non-employee directors. The plan authorizes the issuance of up to 500,000 shares of Class A Common Stock in option grants. Options are granted at exercise prices based upon market value of the underlying common stock at the date of grant. The options become vested and exercisable on a pro rata basis over a period of four years beginning one year after the grant date. All unexercised options expire ten years after the grant date.

     A summary of option transactions in the plans during fiscal 2002, 2001 and 2000 is as follows:

                                   Number of shares          Weighted average price per share
                                  -------------------        --------------------------------
Outstanding at December 31, 1999              951,500                       $      7.38
      Granted                                 846,500                              5.00
      Exercised                                    --                                --
      Expired                                (186,800)                             6.55
                                        -------------                       -----------

Outstanding at December 29, 2000            1,611,200                              6.12
      Granted                                 160,000                              5.48
      Exercised                                    --                                --
      Expired                                (121,700)                             6.96
                                        -------------                       -----------

Outstanding at December 28, 2001            1,649,500                              5.99
      Granted                                  80,000                              6.66
      Exercised                                    --                                --
      Expired                                 (15,800)                             5.95
                                        -------------                       -----------

Outstanding at January 3, 2003              1,713,700                       $      6.02
                                        =============                       ===========

Exercisable at December 29, 2000              370,100                       $      7.38
                                        =============                       ===========
Exercisable at December 28, 2001              714,875                       $      6.62
                                        =============                       ===========
Exercisable at January 3, 2003              1,111,450                       $      6.39
                                        =============                       ===========

     The outstanding exercisable options as of January 3, 2003 have a weighted average remaining contractual life of 6.8 years.

                       CONSOLIDATED FINANCIAL STATEMENTS


NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(000s omitted, except share data)

10.  SUBSEQUENT EVENT

     Subsequent to January 3, 2003, the Company has agreed to purchase approximately 8,000 general partnership units from JQHLP. The number of general partner units to be purchased is equivalent to the number of shares issued as outlined by the partnership agreement. Had the units been purchased in fiscal 2002, the effect would not have had a material impact on the net loss.

11.  QUARTERLY FINANCIAL DATA (UNAUDITED)

QUARTERS                                                FIRST         SECOND           THIRD           FOURTH
--------------------------------------------------  -------------  -------------   -------------   -------------
2002
     Total revenues                                 $     107,429  $     115,161   $     105,909   $     111,881
     Income from operations                                18,153         20,866          13,920          14,580
     Net income (loss) before extraordinary item              248            620            (920)           (928)
     Net income (loss) allocable to the Company               248         (1,013)         (1,062)           (934)
     Basic earnings (loss) per share                         0.05          (0.20)          (0.21)          (0.18)
     Diluted earnings (loss) per share                       0.05          (0.20)          (0.21)          (0.18)
     Basic weighted average shares                      5,076,279      5,081,008       5,083,829       5,083,829
     Diluted weighted average shares                    5,108,791      5,081,008       5,083,829       5,083,829

2001
     Total revenues                                 $     115,309  $     116,950   $     100,255   $     104,144
     Income from operations                                19,485         20,884           9,367           9,340
     Net income (loss) before extraordinary item              267            662          (2,006)         (1,928)
     Net income (loss) allocable to the Company               267            650          (2,108)         (1,928)
     Basic earnings (loss) per share                         0.05           0.13           (0.42)          (0.38)
     Diluted earnings (loss) per share                       0.05           0.12           (0.42)          (0.38)
     Basic weighted average shares                      5,064,564      5,070,073       5,076,174       5,076,279
     Diluted weighted average shares                    5,129,418      5,284,969       5,076,174       5,076,279

                                 MANAGEMENT TEAM


THE JOHN Q. HAMMONS HOTELS, INC. BOARD OF DIRECTORS

  JOHN Q. HAMMONS                              DONALD H. DEMPSEY                               JAMES F. MOORE
     Founder, Chairman & Chief Executive          Executive Vice President &                       Managing Partner,
     Officer, John Q. Hammons Hotels, Inc.        Chief Financial Officer, Equity Inns, Inc.       American Products, LLC

  JACQUELINE A. DOWDY                          WILLIAM J. HART                                 DAVID C. SULLIVAN
     Secretary, John Q. Hammons Hotels, Inc.      Partner, Husch & Eppenberger, LLC                Retired Chairman, ResortQuest
                                                                                                   International
  DANIEL L. EARLEY                             JOHN E. LOPEZ-ONA
     President, First Clermont Bank               President, Anvil Capital

COMMITTEES OF THE BOARD

  AUDIT COMMITTEE                              COMPENSATION COMMITTEE                          FINANCE COMMITTEE
     John E. Lopez-Ona, Chairman                  William J. Hart, Chairman                        Donald H. Dempsey, Chairman
     Donald H. Dempsey                            James F. Moore                                   Jacqueline A. Dowdy
     James F. Moore                               David C. Sullivan                                Daniel L. Earley
                                                                                                   David C. Sullivan

OFFICERS

The John Q. Hammons Hotels, Inc. Executive Team

  LOU WECKSTEIN                               STEVEN E. MINTON, AIA                            WILLIAM T. GEORGE, JR.
     President                                    Senior Vice President Architecture               Vice President Capital Planning
                                                                                                   & Asset Management

  PAUL E. MUELLNER                            KENT S. FOSTER
     Chief Financial Officer, Vice President      Vice President Human Resources               JACQUELINE A. DOWDY
                                                                                                   Secretary, John Q. Hammons
                                                                                                   Hotels, Inc.

  JOHN D. FULTON                              L. SCOTT TARWATER
     Vice President Interior Design               Vice President Sales and Marketing

  DEBRA MALLONEE SHANTZ                       PAT A. SHIVERS
     Corporate Counsel                            Senior Vice President Controller

The John Q. Hammons Hotels, Inc. Management Team

  ROBERT A. NIEHAUS                           JOE M. MORRISSEY                                 WILLIAM A. MEAD
     Regional Vice President                      Regional Vice President                          Regional Vice President
     Western Region                               Midwest Region                                   Eastern Region
     Sacramento, California                       Kansas City, Missouri                            Greensboro, North Carolina

  ROBERT J. FUGAZI                            VEANNE J. STOCKING                               TOM C. HARWELL
     Regional Vice President                      Regional Vice President                          Regional Vice President
     Central Region                               Rocky Mountain Region                            Southern Region
     Dallas, Texas                                Ft. Collins, Colorado                            Houston, Texas

               (JOHN Q. HAMMONS HOTELS, INC. PORTFOLIO LETTERHEAD)

EMBASSY SUITES HOTELS                                       SHERATON
  Charleston, West Virginia                                   Sioux Falls, South Dakota*
  Columbia, South Carolina
  Dallas (DFW North), Texas                                 RADISSON
  Des Moines, Iowa                                            Davenport, Iowa
  Greensboro, North Carolina
  Greenville, South Carolina                                MARRIOTT
  Kansas City (International Airport), Missouri               Albuquerque, New Mexico
  Lincoln, Nebraska*                                          Coral Springs, Florida
  Little Rock, Arkansas                                       Houston (Hobby Airport), Texas
  Montgomery, Alabama                                         Madison, Wisconsin
  North Charleston, South Carolina                            Tucson, Arizona
  Omaha, Nebraska
  Portland (Airport), Oregon                                HOLIDAY INN
  Raleigh/Durham, North Carolina                              Bakersfield (Holiday Inn Select), California
  Seaside (Monterey Bay), California                          Beaumont, Texas
  Tampa, Florida                                              Bowling Green (University Plaza), Kentucky
  Nashville (South), Tennessee*                               Denver (International Airport), Colorado
                                                              Denver (Northglenn), Colorado
HAMPTON INN & SUITES                                          Emeryville (Bay Bridge), California
  Mesquite, Texas                                             Fort Collins, Colorado
  Springdale, Arkansas                                        Joplin, Missouri
                                                              Portland (International Airport), Oregon
HOMEWOOD SUITES                                               Rapid City, South Dakota*
  Greensboro, North Carolina                                  Reno, Nevada
  Kansas City (International Airport),                        Sacramento, California
  Missouri                                                    Sioux Falls, South Dakota*
                                                              Springdale, Arkansas
RESORTS                                                       Springfield (North), Missouri
  Chateau on the Lake, Branson, Missouri                      Springfield (University Plaza), Missouri*
  World Golf Village Renaissance Resort,                      Tucson (International Airport), Arizona
  St. Augustine, Florida                                      West Des Moines, Iowa

INDEPENDENTS                                                COURTYARD BY MARRIOTT
  Collins Plaza, Cedar Rapids, Iowa                           Springfield, Missouri*
  Capitol Plaza, Jefferson City, Missouri
  Capitol Plaza, Topeka, Kansas                             RESIDENCE INN BY MARRIOTT
                                                              Springfield, Missouri*
RENAISSANCE
  Charlotte, North Carolina                                   * Managed Hotel
  Oklahoma City, Oklahoma
  Richardson (Dallas), Texas*

--------------------------------------------------------------------------------

INDEPENDENT AUDITORS                                        10-K AVAILABILITY
  Deloitte & Touche LLP, Cincinnati, Ohio                     The Company will furnish to any shareholder,
                                                              without charge, a copy of the Company's Annual
TRANSFER AGENTS                                               Report or Form 10-K as filed with the Securities and
  Wachovia Bank, NA                                           Exchange Commission for the year ended JANUARY 3, 2003,
  1525 West W.T. Harris Boulevard                             upon written request to:
  Building 3C3 (Mail code-NC-1153)
  Charlotte, NC 28288-1153                                      Investor Relations
  (Courier zip 28262-1153)                                      John Q. Hammons Hotels, Inc.
  Toll-free 800-829-8432                                        300 John Q. Hammons Parkway
  Fax 704-590-7618                                              Suite 900
                                                                Springfield, Missouri 65806
                                                                or investor.relations@jqh.com