Form 10-K, Exhibit 13
period 2004-01-02
HAMMONS JOHN Q HOTELS INC
filed 2004-04-01
CIK 930796

                                                                               .
                                                                               .
                                                                               .

                                                                    EXHIBIT 13.1

                            2003 Financial Highlights

       (in thousands, except per share amounts, ratios and operating data)

                                              2003           2002        2001
OPERATING RESULTS

   Total Revenues                          $   431,245     $440,380    $ 436,658

OTHER DATA

   EBITDA (a)                              $   108,777     $121,721    $ 121,250

PER SHARE DATA

   Total Loss Per Share                    $      1.39     $   0.54    $    0.61

SELECTED BALANCE SHEET DATA

   Total Assets                            $   822,183     $859,972    $ 881,724
   Total Debt, including Current Portion   $   781,072     $806,342    $ 813,007

   Minority Interest of Holders of
       Limited Partner Units               $        --     $  5,901    $  14,111
   Stockholders' Equity (Deficit)          $    (2,462)    $  4,496    $   7,194

OPERATING DATA

   Number of Hotels                                 47           47           47
   Number of Rooms                              11,630       11,629       11,633
   Average Occupancy                              63.5%        63.8%        62.9%
   Average Daily Room Rate (ADR)           $     99.50     $  98.31    $  100.07
   Room Revenue per Available
       Room (RevPAR)                       $     63.19     $  62.68    $   62.90

(a) See Supplemental Financial Information in Management's Discussion and Analysis for reconciliation of EBITDA to net loss.

         REVENUE         OCCUPANCY              ADR             REVPAR            EBITDA
2003    $431,245   2003    63.5%      2003    $ 99.50   2003    $63.19   2003    $108,777

2002    $440,380   2002    63.8%      2002    $ 98.31   2002    $62.68   2002    $121,721

2001    $436,658   2001    62.9%      2001    $100.07   2001    $62.90   2001    $121,250

Letter to Stockholders

        Corporate Hotelier of the World, Hotels Magazine                  [Logo]
                                        John Q. Hammons

HAVING THE WISDOM OF MY 45 YEARS IN THE INDUSTRY, I HAVE held firm to my belief that tough times don't always last, but tough people and solid companies always do.

When seas are stormy and the future uncertain, it is easy to panic and compromise on your principles in an effort to generate short-term results, even though these strategic shifts may come at the expense of reaching your ultimate destination.

We have remained true to our course, and now that the seas are calming and our economy appears to be returning to more prosperous times, John Q. Hammons Hotels, Inc. will emerge stronger than ever before.

Like our competitors, we faced a number of tough decisions over these past few years.

We could have cut back on service and slashed our room rates in an effort to compete with our lower-priced, lower quality competitors, but we chose not to.

Instead, our management team opted to focus on aspects of our business that have enhanced our financial position without cutting back on the things that have made our hotels top performers in the markets we serve.

President Lou Weckstein and our management team kept the Company on course in 2003, focusing on reducing debt and wringing efficiencies from our procurement programs while maintaining the overall quality of our properties and providing our guests with the best service to ensure steady cash flow.

We restructured our sales incentive plan to compensate our sales force on a commission system that is performance based. This shift has enabled our team to develop new approaches, including the establishment of brand-specific revenue management tactics, which have helped our properties help each other.

We have also focused more intently on e-commerce, sales prospecting and working through the Global Distribution Systems (GDS), where we can obtain a lower cost per lead and a higher return on our sales and marketing investment.

Our human resources department invested in an associate communication and recognition program, which has proved to be most beneficial during these tough times. Associate turnover is down by nearly 50 percent since 2000 and overall employee satisfaction is up, helping us to deliver a more consistent level of service for our guests.

Our human resources department has also developed centralized payroll systems, standardized staffing guidelines and focused on lowering our workers' compensation costs, saving us additional dollars and contributing to a healthier bottom line.

We constantly monitor the performance of each hotel to ensure that our partner brands are working as hard as possible for each hotel.

                                                          Letter to Stockholders

Just as it has for the past few years, the public company did not pursue any new development projects in 2003, although I personally continue to develop hotels in markets where I see opportunities for growth. The public company will manage these properties as they are completed, offering additional sources of revenue for John Q. Hammons Hotels, Inc.

Debt reduction remains a key component in our overall business strategy. As I reported last year, in May 2002, we issued $510 million in First Mortgage Notes at 8-7/8 percent, due in 2012. The proceeds from the sale of these notes were used to refinance $300 million in 8-7/8 percent First Mortgage Notes due in 2004, $90 million in 9-3/4 percent First Mortgage Notes due in 2005 and five construction loans. Since then, we have continued to reduce our long-term debt.

These bonds are performing well on the open market, reflecting investor confidence in our company.

                    Embassy Suites Top Performer                          [Logo]
                        Dallas DFW Outdoor World

Lastly, we reinvested in our hotels to ensure the highest quality experiences for our guests. We have spent more than $122 million over the past four years to keep our hotels in tip-top shape and to add new technological amenities to keep pace with the demands of our business travelers and meetings and conventions.

Our hotels and our people continue to receive awards for their stellar performance.

Six of our properties ranked among the top 10 Embassy Suites Hotels system-wide, including three of the top four performers. We have also earned five Four Diamond Awards from the Automobile Association of America (AAA), and two of our Holiday Inns have received Quality Excellence Awards from Intercontinental Hotels.

Our Holiday Inn University Park Hotel, in Des Moines, Iowa, received the Quality Excellence Award for the ninth consecutive year, and our Holiday Inn North Hotel, in Springfield, Missouri, received the award for the fourth year in a row.

In all, John Q. Hammons Hotels, Inc. owns 47 and manages 13 hotels, representing 14,724 rooms and suites and more than 1.8 million square feet of meeting and convention space.

Company President Lou Weckstein was named Industry Leader of the Year by the School of Hospitality Business at Michigan State University, a recognition that is long overdue in my opinion, but one that reflects the value of his leadership skills since joining the company in late 2001 . And I was privileged to receive the Corporate Hotelier of the World award from HOTELS magazine at a ceremony held in New York in November 2003.

I invite you to join us as we continue on our course toward greater prosperity. And as always, I welcome your questions, your counsel and your continued support.

Sincerely,

/s/ John Q Hammons
John Q. Hammons, Founder, Chairman & CEO
John Q. Hammons Hotels, Inc.

Company Profile

   John Q. Hammons Hotels, Inc. and its subsidiaries (collectively, the "Company") are leading independent owners, managers and developers of affordable, upscale hotels in market-driven locations. The Company owns 47 hotels located in 20 states containing 11,630 guest rooms and suites (the "Owned Hotels") and manages 13 hotels located in seven states containing 3,094 guest rooms and suites (the "Managed Hotels"). The Company has suspended development since the completion of the properties opened in 2000. The Company's existing 60 Owned and Managed Hotels (together, the "JQH Hotels") operate primarily under the Embassy Suites Hotels, Holiday Inn and Marriott trade names. Most of the Company's hotels are in or near a state capital, university, airport, corporate headquarters, office park or other demand generator.

   The Company's focus is to increase cash flow and thereby enhance stockholder value primarily through (i) capitalizing on positive operating fundamentals in the upscale, full-service sector of our markets and improving the operating results of newer hotels, (ii) converting the franchises of our existing hotels to franchise brands that are considered to be more upscale and (iii) adhering to the principles of quality and service that have enabled the Company to endure challenges. The Company has designed each new hotel to meet the specific needs of its market and has engaged in marketing efforts months in advance of the hotel's opening. The Company's entire management team, including senior management, architects, design specialists, hotel managers and sales personnel, assists with the development and continuing operations of each hotel.

   The JQH Hotels are designed to appeal to a broad range of hotel customers, including frequent business travelers, groups and conventions as well as leisure travelers. The Company individually designs each hotel and most contain an impressive multi-storied atrium, expansive meeting space, large guest rooms or suites and comfortable lounge areas. The hotels' meeting facilities can be readily adapted to accommodate both large and small meetings, conventions or trade shows. Of the JQH Hotels, the 19 Embassy Suites Hotels are all-suite hotels, which appeal to the traveler needing or desiring greater space and specialized services. The 17 Holiday Inn hotels are affordably priced hotels designed to attract the business and leisure traveler desiring quality accommodations. In addition, the Company owns or manages other reputable brands throughout the country, including Marriott, Radisson and Sheraton.

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

    The following sets forth the high and low closing sales prices of Class A Common Stock for the period indicated, as reported by the relevant stock exchange composite tapes:

2002                                        HIGH           LOW
First Quarter                              $ 6.50         $5.60
Second Quarter                             $ 7.00         $6.15
Third Quarter                              $ 6.38         $5.92
Fourth Quarter                             $ 5.92         $5.08

2003                                        HIGH           LOW
First Quarter                              $ 5.80         $4.84
Second Quarter                             $ 6.18         $4.60
Third Quarter                              $ 6.95         $5.67
Fourth Quarter                             $ 7.15         $6.50

    On February 27, 2004, the last reported sales price of the Class A Common Stock on the AMEX was $9.50. On February 27, 2004, the Company had approximately 1,100 beneficial owners of Class A Common Stock and approximately 250 holders of record of Class A Common Stock.

    SELECTED CONSOLIDATED FINANCIAL INFORMATION OF THE COMPANY

    The selected consolidated financial information of the Company for the 2003, 2002, 2001, 2000 and 1999 fiscal years has been derived from, and should be read in conjunction with, the financial statements of the Company. The information presented next should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" included in this report. The Company's fiscal year ends on the Friday nearest December 31.

Selected Consolidated Financial Information

SELECTED CONSOLIDATED FINANCIAL INFORMATION

                                          (in thousands, except per share amounts, ratios and hotel data)
FISCAL YEAR END                               2003         2002         2001         2000         1999
REVENUES
Rooms (a)                                  $ 267,502    $ 270,534    $ 266,353    $ 267,596    $ 229,807
Food and beverage                            113,402      117,810      118,042      119,865      101,231
Meeting room rental, related party
   management fee and other (b)               50,341       52,036       52,263       49,113       40,646
                                           ---------    ---------    ---------    ---------    ---------
   Total revenues                            431,245      440,380      436,658      436,574      371,684
                                           ---------    ---------    ---------    ---------    ---------

OPERATING EXPENSES
Direct operating costs and expenses (c)
   Rooms                                      67,444       68,917       68,061       68,224       59,507
   Food and beverage                          87,079       91,310       94,690       98,398       84,035
   Other                                       2,722        3,179        3,288        3,716        3,667
General, administrative, sales and
   management service expenses (d,e)         137,202      136,866      131,522      124,393      104,876
Repairs and maintenance                       18,321       18,387       17,847       17,065       15,059
Asset impairment (n)                           9,700           --           --           --           --
Depreciation and amortization                 51,723       54,202       62,174       53,367       45,669
                                           ---------    ---------    ---------    ---------    ---------
   Total operating expenses                  374,191      372,861      377,582      365,163      312,813
                                           ---------    ---------    ---------    ---------    ---------
INCOME FROM OPERATIONS                        57,054       67,519       59,076       71,411       58,871
OTHER (INCOME) EXPENSES
Other income                                    (175)          --           --           --           --
Interest expense and amortization
   of deferred financing fees, net of
   interest income                            69,225       70,971       70,975       73,833       62,209
Extinguishment of debt costs (m)                 774        7,411          474           --          194
Gain on property disposition (f)                  --           --           --           --       (2,365)
                                           ---------    ---------    ---------    ---------    ---------
LOSS BEFORE MINORITY INTEREST, PROVISION
   FOR INCOME TAXES AND CUMULATIVE
   EFFECT OF CHANGE IN ACCOUNTING
   PRINCIPLE (l)                             (12,770)     (10,863)     (12,373)      (2,422)      (1,167)
Minority interest in losses of
   partnership                                 5,859        8,252        9,404        1,736          837
                                           ---------    ---------    ---------    ---------    ---------
LOSS BEFORE PROVISION FOR INCOME TAXES
   AND CUMULATIVE EFFECT OF CHANGE IN
   ACCOUNTING PRINCIPLE                       (6,911)      (2,611)      (2,969)        (686)        (330)
Provision for income taxes (g)                  (150)        (150)        (150)        (150)        (150)
                                           ---------    ---------    ---------    ---------    ---------

LOSS BEFORE CUMULATIVE EFFECT OF CHANGE
   IN ACCOUNTING PRINCIPLE                 $  (7,061)   $  (2,761)   $  (3,119)   $    (836)   $    (480)
                                           =========    =========    =========    =========    =========

BASIC AND DILUTED LOSS PER SHARE OF
   COMMON STOCK BEFORE CUMULATIVE EFFECT
   OF CHANGE IN ACCOUNTING PRINCIPLE       $   (1.39)   $   (0.54)   $   (0.61)   $   (0.16)   $   (0.08)
                                           =========    =========    =========    =========    =========

                                     Selected Consolidated Financial Information

continued

                                            (in thousands, except per share amounts, ratios and hotel data)
FISCAL YEAR END                               2003          2002          2001          2000         1999
Other data
  EBITDA (h)                               $ 108,777     $ 121,721     $ 121,250     $ 124,778     $ 104,540
  Net cash provided by operating
   activities                                 54,747        48,077        50,903        36,982        41,294
  Net cash used in investing activities      (27,346)      (34,363)      (39,658)      (45,584)     (100,216)
  Net cash (used in) provided by
   financing activities                      (25,385)      (24,238)      (23,786)        5,037        62,416

Margin and ratio data
  EBITDA margin (% of total revenue) (h)        25.2%         27.6%         27.8%         28.6%         28.1%
  Earnings to fixed charges ratio (i)            N/A           N/A           N/A           N/A           N/A

Operating data
Owned hotels
  Number of hotels                                47            47            47            47            45
  Number of rooms                             11,630        11,629        11,633        11,633        11,067
  Average occupancy                             63.5%         63.8%         62.9%         64.4%         62.9%
  Average daily room rate (ADR)            $   99.50     $   98.31     $  100.07     $   98.56     $   94.87
  Room revenue per available room
   (RevPAR) (j)                            $   63.19     $   62.68     $   62.90     $   63.50     $   59.64
  Increase in yield (k)                          0.8%         (0.3)%        (0.9)%         6.5%          5.0%

Balance sheet data
  Total assets                             $ 822,183     $ 859,972     $ 881,724     $ 920,884     $ 934,312
  Total debt, including current portion      781,072       806,342       813,007       836,707       828,843
  Minority interest of holders of the LP
   units                                          --         5,901        14,111        23,515        25,251
  Equity (deficit)                            (2,462)        4,496         7,194        10,242        13,855

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

(f)      Gain on property disposition includes one hotel sold June 16, 1999.

(g) The Company has been taxed as a C-Corporation on its portion of the Partnership's earnings.

(h) EBITDA is defined as income before interest income and expense, income tax expense, depreciation and amortization, minority interest, extinguishment of debt costs and other income. Management considers EBITDA to be one measure of operating performance for the Company before debt service that provides a relevant basis for comparison, and EBITDA is presented to assist investors in analyzing the performance of the Company. This information should not be considered as an alternative to any measure of performance as promulgated under accounting principles generally accepted in the United States, nor should it be considered as an indicator of the overall financial performance of the Company. The Company's calculation of EBITDA may be different from the calculation used by other companies and, therefore, comparability may be limited. See Supplemental Financial Information in the Management's Discussion and Analysis for reconciliation of EBITDA to net loss.

(i) Earnings used in computing the earnings to fixed charges ratios consist of net income plus fixed charges. Fixed charges consist of interest expense and that portion of rental expense representative of interest (deemed to be one-third of rental expense). Fixed charges in excess of earnings for the 2003, 2002, 2001, 2000 and 1999 fiscal years were $12.8 million, $10.9 million, $12.4 million, $2.9 million and $7.9 million, respectively.

(j) Total room revenue divided by number of available rooms. Available rooms represent the number of rooms available for rent multiplied by the number of days in the period presented.

(k) Increase in yield represents the period-over-period increases in yield. Yield is defined as the room revenue per available room (RevPAR).

(l) The Company adopted a new accounting pronouncement in 1999 which requires cost of start-up activities, including pre-opening expenses, to be expensed as incurred. The 1999 fiscal year does not include a $1.8 million charge related to the change in accounting.

(m) The Company adopted a new accounting pronouncement in 2003 which requires the loss on extinguishment of debt that was classified as an extraordinary item in prior periods to be reclassified to other expenses.

(n) The Company recognized impairment charges of $9.7 million related to its World Golf Village property during 2003. The resulting impairment reserve was based on fair market values derived from independent third party valuations.

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

        From 1999 through 2003, our total revenues grew at an annual compounded growth rate of 3.8%, from $371.7 million to $431.2 million. Occupancy during that period increased from 62.9% to 63.5%. At the same time, our average daily room rate increased by 4.9%, from $94.87 to $99.50, and room revenue per available room increased by 6.0%, from $59.64 to $63.19.

        The terrorist attacks of September 11, 2001, caused a significant decrease in our hotels' occupancy and average daily rate due to disruptions in business and leisure travel patterns, and concern about travel safety. Although we have rebounded to prior years' levels since, general economic conditions, including the duration and severity of the current economic slowdown and the pace at which the lodging industry adjusts to the continuing war on terrorism, could have an impact on our future operating results.

        We attempt to identify the sources of our business by categorizing our guests into various market segments. During 2003, we experienced a decrease in the corporate, leisure and corporate group market segments of our business, which was indicative of the continuing economic slowdown. We believe, however, that this portion of the travel industry should recover throughout 2004, generating RevPAR above 2003 levels. Such a recovery should enhance our cash generation, and, as we continue to focus on operational efficiencies, our operating results.

        We currently have no hotels under construction and no plans to develop new hotels for the foreseeable future. During 2000, we entered into a five-year management contract with John Q. Hammons whereby we will provide internal administrative, architectural design, purchasing and legal services to Mr. Hammons in conjunction with the development of hotels in an amount not to exceed 1.5% of the total development costs of any single hotel for the opportunity to manage the hotel upon opening and a right of first refusal to purchase the hotel in the event it is offered for sale.

        Although we are not developing new hotels, Mr. Hammons has personally completed several projects, including new hotels in Tulsa and Oklahoma City, Oklahoma and Rogers and Hot Springs, Arkansas, all of which we currently manage under the management agreement described above. Mr. Hammons also has numerous other projects in various stages of development, which we intend to manage upon completion, including properties in St. Charles, Missouri; Junction City, Kansas; Frisco, Texas; Albuquerque, New Mexico and North Charleston, South Carolina.

                                            Management's Discussion and Analysis

RESULTS OF OPERATIONS OF THE COMPANY

FISCAL YEAR END                                             2003           2002            2001           2000           1999
Owned hotels                                                   63.5%          63.8%           62.9%          64.4%          62.9%
    Average occupancy
    Average daily room rate (ADR)                        $    99.50     $    98.31      $   100.07     $    98.56    $     94.87
    Room revenue per available room (RevPAR)             $    63.19     $    62.68      $    62.90     $    63.50    $     59.64
    Available rooms (a)                                   4,233,047      4,316,214       4,234,594      4,213,947      3,853,403
    Number of hotels                                             47             47              47             47             45

Mature hotels (b)
    Average occupancy                                          63.5%          63.8%           62.7%          65.1%          64.7%
    Average daily room rate (ADR)                        $    99.50     $    98.31      $    99.50     $    96.90    $     93.60
    Room revenue per available room (RevPAR)             $    63.19     $    62.68      $    62.36     $    63.09    $     60.57
    Available rooms (a)                                   4,233,047      4,316,214       4,028,570      3,669,239      3,332,718
    Number of hotels                                             47             47              45             41             37

New hotels (b)
    Average occupancy                                            --%            --%           66.4%          59.9%          51.0%
    Average daily room rate (ADR)                        $       --     $       --      $   110.55     $   110.68    $    105.25
    Room revenue per available room (RevPAR)             $       --     $       --      $    73.37     $    66.29    $     53.70
    Available rooms (a)                                          --             --         206,024        544,708        520,685
    Number of hotels                                             --             --               2              6              8

Percentages of total revenues
    Rooms                                                      62.0%          61.4%           61.0%          61.3%          61.8%
    Food and beverage                                          26.3%          26.8%           27.0%          27.5%          27.3%
    Meeting room rental, related party
       management fees and other                               11.7%          11.8%           12.0%          11.2%          10.9%
                                                         -----------------------------------------------------------------------
       Total revenues                                         100.0%         100.0%          100.0%         100.0%         100.0%
                                                         -----------------------------------------------------------------------

Operating expenses
    Direct operating costs and expenses
       Rooms                                                   15.6%          15.7%           15.6%          15.6%          16.0%
       Food and beverage                                       20.2%          20.7%           21.7%          22.5%          22.6%
       Other                                                    0.6%           0.7%            0.8%           0.9%           1.0%
    General, administrative, sales and
       management service expenses                             31.8%          31.1%           30.1%          28.5%          28.2%
    Repairs and maintenance                                     4.3%           4.2%            4.1%           3.9%           4.1%
    Asset impairment                                            2.3%            --%             --%            --%            --%
    Depreciation and amortization                              12.0%          12.3%           14.2%          12.2%          12.3%
                                                         -----------------------------------------------------------------------
       Total operating expenses                                86.8%          84.7%           86.5%          83.6%          84.2%
                                                         -----------------------------------------------------------------------
    Income from operations                                     13.2%          15.3%           13.5%          16.4%          15.8%
                                                         =======================================================================

(a) Available rooms represent the number of rooms available for rent multiplied by the number of days in the period reported or, in the case of new hotels, the number of days the hotel was open during the period reported. Our 2002 fiscal year contained 53 weeks, or 371 days, while our 2003, 2001, 2000 and 1999 fiscal years each contained 52 weeks, or 364 days.

(b) We track the performance of our owned hotels in two groups. One group of hotels are those we opened during the current and prior fiscal years (new hotels). The remainder, excluding the new hotels, we refer to as mature hotels. During the 2003 and 2002 fiscal years, there were no new hotels. The distinction between mature and new hotels has become less significant since cessation of our development.

Management's Discussion and Analysis

2003 FISCAL YEAR COMPARED TO 2002 FISCAL YEAR

TOTAL REVENUES decreased by $9.2 million, or 2.1%, in 2003, as fourth quarter 2003 revenues (13 weeks) decreased by $8.3 million compared to the 2002 fourth quarter (14 weeks). The decrease is attributable to decreases in the corporate, leisure and corporate group market segments of our business.

ROOMS REVENUES decreased by 1.1% from 2002, as the result of a $4.1 million decrease in rooms revenues in the fourth quarter of 2003, related primarily to the decreases in corporate, leisure and corporate group market segments of our business mentioned above. Rooms revenues, as a percentage of total revenues, increased to 62.0%, compared to 61.4% in 2002. Our average room rate increased to $99.50 in 2003 from $98.31 in 2002, an increase of 1.2%. Occupancy decreased to 63.5% in 2003 from 63.8% in 2002. Occupancy for the hotel industry, as reported by Smith Travel Research, was 59.2%, up 0.2% from 2002. Our revenue per available room (RevPAR) was $63.19 in 2003, up $0.51, or 0.8%, from 2002. RevPAR for the hotel industry was $49.34, up 0.2% from 2002.

FOOD AND BEVERAGE REVENUES decreased $4.4 million, or 3.7%, in 2003 from 2002, and decreased as a percentage of total revenues to 26.3% from 26.8% in 2002. The decrease related primarily to the decrease in the corporate group market segment of our business discussed above.

MEETING ROOM RENTAL, RELATED PARTY MANAGEMENT FEE AND OTHER REVENUES decreased by $1.7 million, or 3.3%, in 2003 from 2002, and decreased slightly as a percentage of total revenues, to 11.7% from 11.8%. The decrease was attributable to declines in telephone department revenues as well as the decrease from the corporate group market segment of our business.

DIRECT OPERATING COSTS AND EXPENSES FOR ROOMS decreased by $1.5 million, or 2.2%, in 2003, and decreased as a percentage of rooms revenue, to 25.2% from 25.5% in 2002. The decrease was primarily attributable to reduced labor costs and favorable workers' compensation loss experience.

DIRECT OPERATING COSTS AND EXPENSES FOR FOOD AND BEVERAGE decreased by $4.2 million, or 4.6%, from 2002 as the result of decreased food and beverage revenues, but also decreased as a percentage of food and beverages revenues to 76.8% in 2003, from 77.5% in 2002. The decrease was primarily attributable to reduced labor costs directly related to lower sales volumes as discussed above.

DIRECT OPERATING COSTS AND EXPENSES FOR OTHER decreased by $0.5 million, or 15.6%, from 2002 and decreased as a percentage of meeting room rental, related party management fee and other income, to 5.4% in 2003, from 6.2% in 2002.

GENERAL, ADMINISTRATIVE, SALES AND MANAGEMENT SERVICE EXPENSES increased by $0.3 million, or 0.2%, and increased as a percentage of total revenues to 31.8% from 31.1% in 2002. The increase was primarily attributable to increases in costs associated with sales and marketing compensation, franchise frequent traveler programs, utilities and credit card commissions, partially offset by decreases in franchise fees and property taxes.

ASSET IMPAIRMENT of $9.7 million in 2003 was attributable to the write down of our World Golf Village property to reflect the difference between the net book value and the current estimated fair value of this property obtained from independent third party valuations.

DEPRECIATION AND AMORTIZATION EXPENSES decreased by $2.5 million, or 4.6%, in 2003 from 2002, and decreased as a percentage of total revenues to 12.0% from 12.3% in 2002. The decrease related to cessation of new hotel development in 1998.

INCOME FROM OPERATIONS decreased by $10.4 million, or 15.4%, from 2002. Of the decrease, $9.7 million resulted from the asset impairment charge described above.

LOSS BEFORE MINORITY INTEREST AND PROVISION FOR INCOME TAXES increased by $1.9 million, as the result of the items discussed above, partially offset by reduced interest expenses and extinguishment of debt charges compared to 2002.

NET LOSS ALLOCABLE TO THE COMPANY increased by $4.3 million in 2003 from 2002. The 2003 results included two items, which, after giving effect to minority interest, had an impact of approximately $6.2 million on our 2003 net loss. One item was the recognition of a $9.7 million asset impairment described above. The other item ($3.8 million) related to an allocation of Partnership losses to us in excess of our percentage interest in the Partnership. Allocations of Partnership losses to the limited partners' minority interest are restricted to the limited partners' net contribution. As a result, allocations of Partnership losses to the minority interest were limited to $5.9 million in 2003, rather than the expected $9.7 million, the limited partners' proportionate share of 2003 partnership losses based on their approximate 76% ownership interest.

                                            Management's Discussion and Analysis

The following represents a reconciliation of the net loss, as reported, to the net loss, as adjusted (in thousands):

FISCAL YEAR ENDED                                                  2003            2002
Net loss, as reported                                            $(7,061)       $ (2,761)
Additions
    Asset impairment, net of expected minority interest            2,334               --
    Reallocation of minority interest losses                       3,839               --
                                                                 ------------------------
        Subtotal                                                   6,173               --
                                                                 ------------------------
Net loss, as adjusted                                             $ (888)       $ (2, 761)
                                                                 ========================

BASIC AND DILUTED LOSS PER SHARE was $1.39 in 2003, compared to $0.54 in 2002. The basic and diluted loss per share, after giving effect to the asset impairment and reallocation of minority interest losses in 2003 and extinguishment of debt costs in 2002, were $0.17 and $0.19, respectively.

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

FOOD AND BEVERAGE REVENUES decreased slightly, by 0.2%, in 2002 from $118.0 million in 2001. This decrease was primarily related to a decrease in our convention, association and corporate group travel, partially offset by a slight increase in travel in the last six months of 2002.

MEETING ROOM RENTAL, RELATED PARTY MANAGEMENT FEE AND OTHER REVENUES decreased slightly by 0.6%, in 2002 compared to 2001. This decrease reflects the absence of $2.7 million in energy surcharge revenues from 2001, partially offset by increases in related party management fees, telephone revenue, rental income and other fees.

DIRECT OPERATING COSTS AND EXPENSES FOR ROOMS increased by 1.2% in 2002, but as a percentage of rooms revenues decreased slightly to 25.5% in 2002 from 25.6% in 2001. The dollar increase was primarily attributable to increased workers' compensation insurance costs.

DIRECT OPERATING COSTS AND EXPENSES FOR FOOD AND BEVERAGE decreased by $3.4 million, or 3.6% in 2002, and decreased as a percentage of food and beverage revenues to 77.5% in 2002, from 80.3% in 2001. The decrease was attributable to lower food and labor costs associated with enhanced food purchasing programs and management of labor costs.

GENERAL, ADMINISTRATIVE, SALES AND MANAGEMENT SERVICE EXPENSES increased by $5.4 million, or 4.1%, in 2002 and increased as a percentage of total revenues to 31.1% in 2002, from 30.1% in 2001. The increases in these expenses were primarily attributable to franchise termination charges related to planned hotel franchise conversions of some of our properties, additional marketing costs associated with the conversions (e.g., guest frequency programs) and increased workers' compensation insurance costs.

REPAIRS AND MAINTENANCE EXPENSES increased $0.6 million, or 3.4%, in 2002, and increased slightly as a percentage of revenues to 4.2% in 2002, from 4.1% in 2001.

DEPRECIATION AND AMORTIZATION decreased by $8.0 million, or 12.9%, in 2002, and decreased as a percentage of total revenues to 12.3% in 2002, from 14.2% in 2001. The decrease related to the 2001 additional charge to depreciation expense for moisture related issues discussed in "Liquidity and Capital Resources" and to cessation of new hotel development in 1998.

INCOME FROM OPERATIONS increased by $8.4 million, or 14.2%, in 2002. As a percentage of total revenues, income from operations increased to 15.3% in 2002, from 13.5% in 2001, as revenues increased and depreciation decreased, as discussed above.

EXTINGUISHMENT OF DEBT COSTS were $7.4 million, or $0.35 per share after the impact of minority interest, in 2002, primarily relating to the refinancing of a significant portion of our long-term debt completed in May 2002, and $0.5 million, or $0.02 per share after the impact of minority interest, in 2001, applicable to the early retirement of debt. In prior years this had been classified as an extraordinary item after the impact of minority interest, as discussed in "New Accounting Pronouncements" below.

BASIC AND DILUTED LOSS PER SHARE in 2002 was $0.54, compared to $0.61 for 2001. As noted immediately above, the 2002 results included an approximate $0.35 per share and the 2001 results included a $0.02 per share extinguishment of debt cost.

Management's Discussion and Analysis

LIQUIDITY AND CAPITAL RESOURCES

In general, we have financed our operations through internal cash flow, loans from financial institutions, the issuance of public and private debt and equity and the issuance of industrial revenue bonds. Our principal uses of cash are to pay operating expenses, to service debt and to fund capital expenditures.

At January 2, 2004, we had $23.8 million of cash and equivalents and $15.7 million of marketable securities, compared to $21.8 million and $12.5 million, respectively, at the end of 2002. Such amounts are available for our working capital requirements and capital expenditures. At January 2, 2004, and January 3, 2003, we had restricted cash reserves of $21.7 million and $16.1 million, respectively. This restricted cash is escrowed for insurance, taxes, capital expenditures and certain other obligations, in accordance with specific loan covenants and franchise agreements.

Cash from operating activities increased to $54.7 million for 2003, from $48.1 million for 2002, an increase of $6.6 million, or 13.7%, primarily attributable to the asset impairment, the decrease in debt extinguishment costs and other favorable changes in certain assets and liabilities, partially offset by the increases in the net loss, including the minority interest losses and the decreases in depreciation and amortization expense.

We incurred capital expenditures of $18.4 million in 2003, compared to $28.6 million in 2002. Approximately $3.4 million of the 2002 expenditures related to correcting the moisture related issues discussed below, and approximately $8.6 million related to the hotel franchise conversions of some of our properties. Capital expenditures typically include capital improvements on existing hotel properties.

During fiscal 2000, we initiated claims against certain of our construction service providers, as well as with our insurance carrier. These claims resulted from costs we incurred and expected to incur to address moisture related problems caused by water intrusion through defective windows. In December 2001, we initiated legal actions in an effort to collect claims previously submitted. Subsequent to the filing of the legal action, the insurance carrier notified us that a portion of our claims had been denied. As of January 2, 2004, we had incurred approximately $11.8 million of an estimated $12.3 million of costs to correct the underlying moisture problem. During the third quarter of 2003, summary judgment was granted to our insurance carrier in one action, which is currently on appeal. Summary judgment was also granted to one of our window manufacturers and we are in the process of appealing that decision. We plan to continue to vigorously pursue collection of these costs, although there can be no assurance that we will be successful. Our total cumulative depreciation charge through January 2, 2004, was $7.6 million, which we recorded in fiscal year 2001 to reserve the net historical costs of the hotel property assets refurnished absent any recoveries. To the extent we realize recoveries, we will record them as a component of other income.

At January 2, 2004, our total debt was $781.1 million compared with $806.3 million at the end of 2002. The decrease of $25.2 million is primarily attributable to the repayment of existing debt including a 9-1/4% note for $6.3 million due in the fourth quarter of 2003, a 7-1/8% note for $5.2 million due in third quarter of 2015 and a 7-1/8% note for $6.6 million due in the second quarter of 2015. The current portion of long-term debt was $7.4 million at the end of 2003, compared with $13.7 million at the end of 2002.

During the second quarter of 2002, we completed the refinancing of our long-term debt, primarily our $300 million 8-7/8% First Mortgage Notes due February 2004 and our $90 million 9-3/4% First Mortgage Notes due April 2005, as well as $30.1 million of short-term debt, with new $510 million 8-7/8% First Mortgage Notes due May 2012. We expect 2004 capital requirements estimated at $30.8 million (including approximately $5.7 million related to planned hotel franchise conversions of some of our properties) to be funded by cash and cash flow from operations. Based upon current plans, we anticipate that our capital resources will be adequate to satisfy our 2004 capital requirements for normal recurring capital improvement projects.

We did not distribute or accrue any amounts in 2003 or 2002, except for $150,000 in each of those years for state franchise taxes. Our distributions must be made in accordance with the provisions of the indenture.

                                            Management's Discussion and Analysis

NEW ACCOUNTING PRONOUNCEMENTS

In June 2001, the Financial Accounting Standards Board, or FASB, issued Statement No. 143, "Accounting for Asset Retirement Obligations." This statement addresses financial accounting and reporting for obligations associated with the retirement of tangible long-lived assets and the associated asset retirement costs. We adopted this statement in the first quarter of 2003, with no material impact on our financial position, results of operations or cash flows.

In April 2002, the FASB issued Statement No. 145, "Rescission of FASB Statements No. 4, 44, and 64, Amendment of FASB Statement No. 13, and Technical Corrections." This Statement rescinds FASB Statement No. 4, "Reporting Gains and Losses from Extinguishment of Debt," and FASB Statement No. 64, "Extinguishments of Debt Made to Satisfy Sinking-Fund Requirements," which would require applying the criteria under Opinion 30 to determine whether or not the gains and losses related to the extinguishment of debt should be classified as extraordinary items. Any gain or loss on extinguishment of debt that was classified as an extraordinary item in prior periods presented that does not meet the criteria in Opinion 30 for classification as an extraordinary item shall be reclassified. This statement also amends other existing authoritative pronouncements to make various technical corrections, clarify meanings, or describe their applicability under changed conditions. We adopted this statement in the first quarter of 2003, and reclassified our 2002 and 2001 extraordinary items related to extinguishment of debt costs to other expense. Accordingly, $7.4 million and $0.5 million for the years ended 2002 and 2001, respectively, were included in other expenses as extinguishment of debt costs before minority interest and provision for income taxes.

In June 2002, the FASB issued Statement No. 146, "Accounting for Costs Associated with Exit or Disposal Activities." This Statement requires companies to recognize costs associated with exit or disposal activities when they are incurred rather than at the date of a commitment to an exit or disposal plan. Examples of costs covered by the standard include lease termination costs and certain employee severance costs that are associated with a restructuring, discontinued operation, or other exit or disposal activity. We adopted this standard in the first quarter of 2003, with no material impact on our financial position, results of operations or cash flows.

In January 2003, the FASB issued Interpretation No. 46 (FIN 46), "Consolidation of Variable Interest Entities." Until this interpretation, a company generally included another entity in its consolidated financial statements only if it controlled the entity through voting interests. FIN 46 requires a variable interest entity to be consolidated by a company if that company is subject to a majority of the risk of loss from the variable interest entity's activities or entitled to receive a majority of the entity's residual returns. In December 2003, the FASB issued FIN 46R, "Consolidation of Variable Interest Entities, an Interpretation of ARB 51 (as revised December 2003)." The primary objectives of FIN 46R are to provide guidance on the identification of entities for which control is achieved through means other than through voting rights (Variable Interest Entities) and how to determine when and which business enterprise should consolidate the Variable Interest Entity (the Primary Beneficiary). The disclosure requirements of FIN 46R are required in all financial statements issued after March 15, 2004, if certain conditions are met. The Company does not have any variable interest entities and therefore, FIN 46R did not impact its financial statements.

In May 2003, the FASB issued Statement No. 150, "Accounting for Certain Financial Instruments with Characteristics of Both Liabilities and Equity." This Statement establishes standards for how an issuer classifies and measures certain financial instruments with characteristics of both liabilities and equity. We adopted this statement in the third quarter of 2003, with no material impact on our financial position, results of operation or cash flows.

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

Management's Discussion and Analysis

Trade receivables are reflected net of an estimated allowance for doubtful accounts. This estimate is based primarily on historical experience and assumptions with respect to future payment trends.

Property and equipment are stated at cost less accumulated depreciation. We periodically review the carrying value of property and equipment and other long-lived assets for indications that the carrying value of such assets may not be recoverable. This review consists of a comparison of the carrying value of the assets with the expected future undiscounted cash flows. If the respective carrying values exceed the expected future undiscounted cash flows, the impairment is measured using fair value measures to the extent available or discounted cash flows. During the fourth quarter of 2003, we recognized impairment charges of $9.7 million related to our World Golf Village property. The resulting impairment reserve was based on fair market values derived from independent third party valuations.

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

We are self-insured for various levels of general liability, workers' compensation and employee medical coverages. Estimated costs related to these self-insurance programs are accrued based on known claims and projected settlements of unasserted claims. Subsequent changes in, among others, unasserted claims, claim cost, claim frequency, as well as changes in actual experience, could cause these estimates to change.

We recognize revenues from our rooms, catering and restaurant facilities as earned on the close of business each day.

CONTRACTUAL OBLIGATIONS

The following table summarizes our significant contractual obligations as of January 2, 2004, including long-term debt and operating lease commitments:

                                                        PAYMENTS DUE BY PERIOD
CONTRACTUAL OBLIGATIONS                                   1 YEAR                                 AFTER
(000s OMITTED)                               TOTAL        OR LESS     2-3 YEARS   4-5 YEARS     5 YEARS
Long-term debt                             $ 781,072     $  7,423     $ 45,356    $ 119,599    $ 608,694
Related party leases                           7,044          719          300          300        5,725
Other leases                                  66,134        2,798        4,966        4,171       54,199
                                           -------------------------------------------------------------
   Total contractual obligations           $ 854,250     $ 10,940     $ 50,622    $ 124,070    $ 668,618
                                           =============================================================

For 43 of 47 operating hotel properties, we have entered into franchise agreements with national hotel chains that require each hotel to remit to the franchisor monthly fees equal to approximately 3.0% to 6.0% of gross room revenues, as defined, which approximated $11.3 million in fiscal year 2003. In addition, each hotel under a franchise agreement pays additional advertising, reservation and maintenance fees to the franchisor which range from 1.0% to 3.5% of gross revenues, as defined, which approximated $9.7 million in fiscal year 2003. Since these franchise obligations are dependent on gross revenues and as such variable, the amounts are not included in the above table.

SEASONALITY

Our hotels have traditionally experienced slight seasonality. Additionally, hotels for the fourth quarter of 2002 reflect 14 weeks of results as compared to 13 weeks for the first three quarters of the 2002 fiscal year and all of the quarters in the 2003 and 2001 fiscal years.

INFLATION

The rate of inflation as measured by changes in the average consumer price index has not had a material effect on our revenues or operating results during the three most recent fiscal years.

QUANTITATIVE AND QUALITATIVE DISCLOSURE ABOUT MARKET RISK

We are exposed to changes in interest rates primarily as the result of our investing and financing activities. Investing activities include operating cash accounts and investments, with an original maturity of three months or less, and certain balances of various money market and common bank accounts. Our financing activities are comprised of long-term fixed and variable rate debt obligations utilized to fund business operations and maintain liquidity. The following table presents the principal cash repayments and related weighted average interest rates by maturity date for our long-term fixed and variable rate debt obligations as of January 2, 2004.

                                            Management's Discussion and Analysis

EXPECTED MATURITY DATE                                                                                                  FAIR
(IN MILLIONS)                           2004       2005      2006      2007       2008      THEREAFTER      TOTAL     VALUE(d)
Long-Term Debt (a)
    $510 million
          First Mortgage Notes         $  --      $  --     $  --     $  --      $  --        $  499       $ 499        $549
    Average interest rate (b)            8.9%       8.9%      8.9%      8.9%       8.9%          8.9%        8.9%

    Other fixed rate
          debt obligations             $   6      $   7     $  28     $  42      $  53        $  110       $ 246        $246
    Average interest rate (b)            8.2%       8.3%      7.8%      8.4%       8.4%          8.9%        8.6%

    Other variable rate
          debt obligations             $   1      $   1     $  10     $   1      $  23        $   --       $  36        $ 36
    Average interest rate (c)            4.6%       4.6%      4.6%      4.6%       4.6%          4.6%        4.6%

(a)  Includes amounts reflected as long-term debt due within one year.

(b) For the long-term fixed rate debt obligations, the weighted average interest rate is based on the stated rate of the debt that is maturing in the year reported. The weighted average interest rate excludes the effect of the amortization of deferred financing costs.

(c) For the long-term variable rate debt obligations, the weighted average interest rate assumes no changes in interest rates and is based on the variable rate of the debt, as of January 2, 2004, that is maturing in the year reported. The weighted average interest rate excludes the effect of the amortization of deferred financing costs.

(d) The fair values of long-term debt obligations approximate their respective historical carrying amounts, except with respect to the $510 million First Mortgage Notes. The fair value of the First Mortgage Notes issued is estimated by obtaining quotes from brokers. A one percentage point change in the par or the then-current premium or discount quote received for the $510 million First Mortgage Notes would have an effect of approximately $5 million. A one percentage point change in the 8-7/8% rate used to calculate the fair value of other fixed rate debt would change its estimated fair value by approximately $12 million.

SUPPLEMENTAL FINANCIAL INFORMATION

The following table presents a reconciliation of net loss to earnings before interest, taxes, depreciation and amortization (EBITDA):

FISCAL YEAR END (000s OMITTED)                                           2003              2002              2001
Net loss                                                              $  (7,061)        $  (2,761)        $ (3,119)
Provision for income taxes                                                  150               150              150
Minority interest in losses of partnership                               (5,859)           (8,252)          (9,404)
Extinguishment of debt costs                                                774             7,411              474
Interest expense and amortization of deferred financing fees             69,827            71,989           72,884
Interest income                                                            (602)           (1,018)          (1,909)
Other income                                                               (175)               --               --
Depreciation and amortization                                            51,723            54,202           62,174
                                                                      --------------------------------------------
   EBITDA (a)                                                         $ 108,777         $ 121,721         $121,250
                                                                      ============================================

(a) EBITDA is defined as income before interest income and expense, income tax expense, depreciation and amortization, minority interest, extinguishment of debt costs and other income. Management considers EBITDA to be one measure of operating performance for the Company before debt service that provides a relevant basis for comparison, and EBITDA is presented to assist investors in analyzing the performance of the Company. This information should not be considered as an alternative to any measure of performance as promulgated under accounting principles generally accepted in the United States, nor should it be considered as an indicator of the overall financial performance of the Company. The Company's calculation of EBITDA may be different from the calculation used by other companies and therefore, comparability may be limited.

Independent Auditors' Report

INDEPENDENT AUDITORS' REPORT

     TO THE BOARD OF DIRECTORS AND STOCKHOLDERS OF JOHN Q. HAMMONS HOTELS, INC.

     We have audited the accompanying consolidated balance sheets of John Q. Hammons Hotels, Inc. and Companies (Note 1) as of January 2, 2004, and January 3, 2003, and the related consolidated statements of operations, changes in minority interest and stockholders' equity (deficit) and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits. The consolidated financial statements of the Company for the year ended December 28, 2001, were audited by other auditors who have ceased operations. Those auditors expressed an unqualified opinion on those financial statements in their report, which contains an explanatory paragraph related to a change in accounting method, dated February 8, 2002.

     We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the January 2, 2004, and January 3, 2003, consolidated financial statements, referred to above, present fairly, in all material respects, the consolidated financial position of the Company as of January 2, 2004, and January 3, 2003, and the results of their operations and their cash flows for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

     As discussed above, the consolidated financial statements of the Company for the year ended December 28, 2001, were audited by other auditors who have ceased operations. As described in Note 2, those consolidated financial statements have been reclassified to give effect to Statement of Financial Accounting Standards No. 145, "Rescission of FASB Statements No. 4, 44 and 64, Amendment of FASB Statement No. 13, and Technical Corrections" (SFAS 145), which was adopted by the Company in the first quarter of 2003. We audited the adjustments described in Note 2 that were applied to conform the 2001 consolidated financial statements to the presentation required by SFAS 145. Our audit procedures with respect to the 2001 disclosures in Note 2 included (1) comparing the amounts shown as extinguishment of debt costs in the Company's consolidated statements of operations to the Company's underlying accounting analysis obtained from management, (2) on a test basis, comparing the amounts comprising the extinguishment of debt costs obtained from management to independent supporting documentation, and (3) testing the mathematical accuracy of the underlying analysis. In our opinion, such reclassifications have been properly applied. However, we were not engaged to audit, review or apply any procedures to the 2001 consolidated financial statements of the Company other than with respect to such reclassifications and, accordingly, we do not express an opinion or any form of assurance on the 2001 consolidated financial statements taken as a whole.

     Deloitte & Touche LLP

     Cincinnati, Ohio
     March 5, 2004

                               Report of Previous Independent Public Accountants

     The following report is a copy of a previously issued Arthur Andersen LLP ("Andersen") report. The report has not been reissued by Andersen. The Andersen report refers to the consolidated balance sheets as of December 28, 2001, and December 29, 2000, and the consolidated statements of operations, changes in minority interest and stockholders' equity and cash flows for the years ended December 29, 2000, and December 31, 1999, which are no longer included in the accompanying financial statements.

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

     Arthur Andersen LLP

     Cincinnati, Ohio
     February 8, 2002

Consolidated Financial Statements

CONSOLIDATED BALANCE SHEETS
(000s omitted, except share data)

         Assets

                        FISCAL YEAR END                                                           2003           2002
                                                                                               -----------    -----------
Cash and equivalents                                                                           $    23,790    $    21,774
Restricted cash                                                                                      1,268          1,103
Marketable securities                                                                               15,711         12,481
Receivables
   Trade, less allowance for doubtful accounts of $231 in 2003 and 2002                              7,214          9,034
   Other                                                                                               251            441
   Management fees - related party                                                                     223            152
Inventories                                                                                          1,067          1,151
Prepaid expenses and other                                                                           4,498          5,884
                                                                                               -----------    -----------
Total current assets                                                                                54,022         52,020
                                                                                               -----------    -----------
Property and equipment, at cost
   Land and improvements                                                                            62,779         62,035
   Buildings and improvements                                                                      742,807        751,092
   Furniture, fixtures and equipment                                                               338,833        327,079
   Construction in progress                                                                             75             98
                                                                                               -----------    -----------
                                                                                                 1,144,494      1,140,304

   Less: Accumulated depreciation and amortization                                                (418,509)      (371,838)
                                                                                               -----------    -----------
                                                                                                   725,985        768,466
Deferred financing costs, franchise fees and other, net, including $20,453 and $15,010
    of restricted cash in 2003 and 2002, respectively                                               42,176         39,486
                                                                                               -----------    -----------
Total assets                                                                                   $   822,183    $   859,972
                                                                                               ===========    ===========

See notes to consolidated financial statements.

                                               Consolidated Financial Statements

CONSOLIDATED BALANCE SHEETS
(000s omitted, except share data)

         Liabilities and equity (deficit)

                           FISCAL YEAR END                                          2003         2002
                                                                                  ---------    ---------
Liabilities
    Current portion of long-term debt                                             $   7,423    $  13,683
    Accounts payable                                                                  5,028        5,041
    Accrued expenses
       Payroll and related benefits                                                   7,776        7,199
       Sales and property taxes                                                      12,077       12,500
       Insurance                                                                      2,646        1,903
       Interest                                                                       6,218        6,382
       Utilities, franchise fees and other                                            7,298        7,764
                                                                                  ---------    ---------
         Total current liabilities                                                   48,466       54,472
    Long-term debt                                                                  773,649      792,659
    Other obligations                                                                 2,530        2,444
                                                                                  ---------    ---------
Total liabilities                                                                   824,645      849,575
                                                                                  ---------    ---------
Commitments and contingencies (Note 6)

Minority interest of holders of limited partner units                                    --        5,901

                                                                                  ---------    ---------
Stockholders' equity (deficit)
    Preferred Stock, $0.01 par value, 2,000,000 shares
       authorized, none outstanding                                                      --           --
    Class A Common Stock, $0.01 par value, 40,000,000 shares authorized at January 2, 2004, and January 3, 2003, 6,042,000 shares issued at
       January 2, 2004, and January 3, 2003, and 4,808,879 and 4,789,729 shares outstanding at January 2, 2004, and
       January 3, 2003, respectively                                                     60           60
    Class B Common Stock, $0.01 par value, 1,000,000 shares authorized,
       294,100 shares issued and outstanding                                              3            3
    Paid-in capital                                                                  96,395       96,389
    Accumulated deficit, net                                                        (93,361)     (86,300)
    Less: Treasury Stock, at cost; 1,233,121 and 1,252,271 shares at
       January 2, 2004, and January 3, 2003, respectively                            (5,582)      (5,669)
    Accumulated other comprehensive income                                               23           13
                                                                                  ---------    ---------
Total stockholders' equity (deficit)                                                 (2,462)       4,496
                                                                                  ---------    ---------
Total liabilities and equity (deficit)                                            $ 822,183    $ 859,972
                                                                                  =========    =========

See notes to consolidated financial statements.

Consolidated Financial Statements

CONSOLIDATED STATEMENTS OF OPERATIONS
(000s omitted, except share data)

                           FISCAL YEAR END                              2003          2002            2001
                                                                    -----------    -----------    -----------
Revenues
    Rooms                                                           $   267,502    $   270,534    $   266,353
    Food and beverage                                                   113,402        117,810        118,042
    Meeting room rental, related party management fee and other          50,341         52,036         52,263
                                                                    -----------    -----------    -----------
        Total revenues                                                  431,245        440,380        436,658
                                                                    -----------    -----------    -----------
Operating expenses
    Direct operating costs and expenses
        Rooms                                                            67,444         68,917         68,061
        Food and beverage                                                87,079         91,310         94,690
        Other                                                             2,722          3,179          3,288
    General, administrative, sales
        and management service expenses                                 137,202        136,866        131,522
    Repairs and maintenance                                              18,321         18,387         17,847
    Asset impairment                                                      9,700             --             --
    Depreciation and amortization                                        51,723         54,202         62,174
                                                                    -----------    -----------    -----------
        Total operating expenses                                        374,191        372,861        377,582
                                                                    -----------    -----------    -----------
Income from operations                                                   57,054         67,519         59,076
Other (income) expenses
    Other income                                                           (175)            --             --
    Interest expense and amortization of deferred financing fees, net of $602, $1,018 and $1,909 of interest income
      in 2003, 2002 and 2001, respectively                               69,225         70,971         70,975
    Extinguishment of debt costs                                            774          7,411            474
                                                                    -----------    -----------    -----------
Loss before minority interest and provision for income taxes            (12,770)       (10,863)       (12,373)
    Minority interest in losses of partnership                            5,859          8,252          9,404
                                                                    -----------    -----------    -----------
Loss before provision for income taxes                                   (6,911)        (2,611)        (2,969)
    Provision for income taxes                                             (150)          (150)          (150)
                                                                    -----------    -----------    -----------
Net loss allocable to the Company                                   $    (7,061)   $    (2,761)   $    (3,119)
                                                                    ===========    ===========    ===========
Basic and diluted loss per share
    Net loss allocable to the Company                               $     (1.39)   $     (0.54)   $     (0.61)
                                                                    ===========    ===========    ===========
Weighted average shares outstanding                                   5,092,829      5,081,285      5,071,772
                                                                    ===========    ===========    ===========

See notes to consolidated financial statements.

                                             Consolidated  Financial  Statements

CONSOLIDATED STATEMENTS OF CHANGES IN MINORITY INTEREST AND STOCKHOLDERS' EQUITY (DEFICIT)
(000s omitted, except share data)

                         Stockholders' Equity (Deficit)

                                COMPREHENSIVE              CLASS A  CLASS B           COMPANY               ACCUM. OTHER
                                   INCOME       MINORITY   COMMON   COMMON   PAID-IN   ACCUM.    TREASURY   COMPREHENSIVE
                                    (LOSS)      INTEREST    STOCK    STOCK   CAPITAL  DEFICIT     STOCK        INCOME       TOTAL
                                -------------   --------   -------  -------  -------  --------   --------   -------------  --------
Balance, at December 29, 2000                   $ 23,515   $    60  $     3  $96,373  $(80,420)  $ (5,774)  $         --   $ 10,242
Net loss allocable
    to the Company              $      (3,119)        --        --       --       --    (3,119)        --             --     (3,119)
Minority interest in losses
    of the partnership                            (9,404)       --       --       --        --         --             --         --
Issuance of Common Stock
    to directors                                      --        --       --       --        --         71             --         71
                                -------------   --------   -------  -------  -------  --------   --------   ------------   --------
Comprehensive loss              $      (3,119)
                                =============
Balance, at December 28, 2001                     14,111        60        3   96,373   (83,539)    (5,703)            --      7,194
Net loss allocable
    to the Company              $      (2,761)        --        --       --       --    (2,761)        --             --     (2,761)
Minority interest in losses
    of the partnership                            (8,252)       --       --       --        --         --             --         --
Issuance of Common Stock
    to directors                                      --        --       --       16        --         34             --         50
Unrealized appreciation on
    marketable securities net
    of minority interest                   13         42        --       --       --        --         --             13         13
                                -------------   --------   -------  -------  -------  --------   --------   ------------   --------
Comprehensive loss              $      (2,748)
                                =============
Balance, at January 3, 2003                        5,901        60        3   96,389   (86,300)    (5,669)            13      4,496
Net loss allocable
    to the Company              $      (7,061)        --        --       --       --    (7,061)        --             --     (7,061)
Minority interest in losses
    of the partnership                            (5,859)       --       --       --        --         --             --         --
Issuance of Common Stock
    to directors and employees                        --        --       --        6        --         87             --         93
Unrealized depreciation on
    marketable securities net
    of minority interest                  (32)        --        --       --       --        --         --            (32)       (32)
Reallocation of previously
    allocated other
    comprehensive
    income from minority
    interest
    to the Company                                   (42)       --       --       --        --         --             42         42
                                -------------   --------   -------  -------  -------  --------   --------   ------------   --------
Comprehensive loss              $      (7,093)
                                =============
Balance, at January 2, 2004                     $     --   $    60  $     3  $96,395  $(93,361)  $ (5,582)  $         23   $ (2,462)
                                                ========   =======  =======  =======  ========   ========   ============   ========

See notes to consolidated financial statements.

Consolidated Financial Statements

CONSOLIDATED STATEMENTS OF CASH FLOWS
(000s omitted, except share data)

                        FISCAL YEAR ENDED                               2003          2002        2001
                                                                      ---------    ---------    ---------
Cash flows from operating activities
    Net loss allocable to the Company                                 $  (7,061)   $  (2,761)   $  (3,119)
    Adjustments to reconcile net loss to cash provided by operating activities

      Minority interest in losses of partnership                         (5,859)      (8,252)      (9,404)
      Depreciation, amortization and loan cost amortization              53,559       56,214       64,496
      Asset impairment                                                    9,700           --           --
      Extinguishment of debt costs                                          774        7,411          474
      Non-cash director compensation                                         50           50           71
    Changes in certain assets and liabilities
      Restricted cash                                                      (165)        (221)        (167)
      Receivables                                                         1,939        2,116        2,402
      Inventories                                                            84          137          208
      Prepaid expenses and other                                          1,386       (2,438)      (1,050)
      Accounts payable                                                      (13)        (585)        (364)
      Accrued expenses                                                      267       (3,698)      (2,951)
      Other obligations                                                      86          104          307
                                                                      ---------    ---------    ---------
         Net cash provided by operating activities                       54,747       48,077       50,903
                                                                      ---------    ---------    ---------
Cash flows from investing activities
    Additions to property and equipment                                 (18,372)     (28,618)     (32,101)
    Franchise fees, long-term restricted cash and other                  (5,712)      (4,335)        (158)
    Purchase of marketable securities                                    (3,262)      (1,410)      (7,399)
                                                                      ---------    ---------    ---------
      Net cash used in investing activities                             (27,346)     (34,363)     (39,658)
                                                                      ---------    ---------    ---------
Cash flows from financing activities
    Proceeds from borrowings                                                328      510,000       48,936
    Proceeds from issuance of treasury stock                                 43           --           --
    Repayments of debt                                                  (25,598)    (516,385)     (72,636)
    Debt offering costs                                                      --      (13,782)          --
    Debt redemption costs                                                  (158)      (4,071)          --
    Loan financing fees                                                      --           --          (86)
                                                                      ---------    ---------    ---------
      Net cash used in financing activities                             (25,385)     (24,238)     (23,786)
                                                                      ---------    ---------    ---------
Increase (decrease) in cash and equivalents                               2,016      (10,524)     (12,541)

Cash and equivalents, beginning of period                                21,774       32,298       44,839
                                                                      ---------    ---------    ---------
Cash and equivalents, end of period                                   $  23,790    $  21,774    $  32,298
                                                                      =========    =========    =========
Supplemental disclosure of cash flow information
    Cash paid for interest                                            $  68,254    $  75,696    $  71,208
                                                                      =========    =========    =========
Supplemental disclosure of non-cash activities
    Unrealized (depreciation) appreciation of marketable securities   $     (32)   $      55    $      --
                                                                      =========    =========    =========
    Exchange of land parcels                                          $   2,586    $      --    $      --
                                                                      =========    =========    =========

See notes to consolidated financial statements.

                                               Consolidated Financial Statements

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(000s omitted, except share data)

         1.       BASIS OF PRESENTATION

                  ENTITY MATTERS-The accompanying consolidated financial statements include the accounts of John Q. Hammons Hotels, Inc. and John Q. Hammons Hotels, L.P. and subsidiaries (collectively the Company or, as the context may require John
                  Q. Hammons Hotels, Inc. only). As of fiscal year end 2003, 2002 and 2001, the Company had 47 hotels in operation of which 30 in 2003, 2002 and 2001 operate under the Holiday Inn and Embassy Suites trade names. The Company's hotels are located in 20 states throughout the United States of America.

                  The Company was formed in September 1994 and had no operations or assets prior to its initial public offering of 6,042,000 Class A common shares at $16.50 per share on November 23, 1994. Immediately prior to the initial public offering, Mr. John Q. Hammons (JQH) contributed approximately $5 million in cash to the Company in exchange for 294,100 shares of Class B Common Stock (which represented approximately 72% of the voting control of the Company). The Company contributed the approximate $96 million of net proceeds from the Class A and Class B Common Stock offerings to John Q. Hammons Hotels, L.P. (JQHLP) in exchange for an approximate 28% general Partnership interest. Since that time, the Partnership has redeemed approximately 1.25 million Partnership units, net of shares issued. The number of net Partnership units redeemed is equivalent to the number of net shares redeemed by the Company as required by the Partnership agreement. Accordingly, the allocation percentage was approximately 24% in 2003 for the Company and approximately 76% in 2003 for the limited partners.

                  As the sole general partner of JQHLP, the Company exercises control over all decisions as set forth in the Partnership agreement. The net income (loss) allocable to the Company reported in the accompanying consolidated statements of operations includes the Company's approximate 24% share in 2003, 2002 and 2001 in all JQHLP earnings (losses). The approximate 76% minority interest in 2003, 2002 and 2001 attributable to the portion of the Partnership not owned by the Company has been reflected as minority interest in the accompanying consolidated financial statements. Commencing in the quarter ended January 2, 2004, losses otherwise allocable to the limited partners of $9.7 million were limited to $5.9 million as the allocation of additional losses would have exceeded our limited partners' cumulative net investment in the JQHLP.

                  All significant balances and transactions between the entities and properties have been eliminated.

                  PARTNERSHIP AND OTHER MATTERS- A summary of selected provisions of the Partnership agreement as well as certain other matters are summarized as follows:

                  ALLOCATION OF INCOME, LOSSES AND DISTRIBUTIONS

                  Pretax income, losses and distributions of JQHLP will generally be allocated pro rata between the Company, as general partner, and the limited partners' interest beneficially owned by JQH based on their respective ownership interests in JQHLP. However, among other things, to the extent the limited partners were not otherwise committed to provide further financial support and pretax losses reported for financial reporting purposes were deemed to be of a continuing nature, the balance of the pretax losses would be allocated only to the Company, with any subsequent pretax income also to be allocated only to the Company until such losses had been offset. In addition, with respect to distributions, in the event JQHLP has taxable income, distributions are to be made in an aggregate amount equal to the amount JQHLP would have paid for income taxes had it been a C-Corporation during the applicable period. Aggregate tax distributions will first be allocated to the Company, if applicable, with the remainder allocated to the limited partners. There were no distributions for taxes for the fiscal as of 2003, 2002 and 2001.

                  ADDITIONAL CAPITAL CONTRIBUTIONS

                  In the event proceeds from the sale of the original 30 hotel properties (or applicable replacement collateral) that secure the $510 million First Mortgage Notes (2002 First Mortgage Notes) (Note 5) are insufficient to satisfy amounts due on the 2002 First Mortgage Notes, JQH and Hammons, Inc. are severally obligated to contribute up to $195 million to satisfy amounts due, if any. In addition, with respect to the original 11 hotel properties contributed by JQH concurrent with the public equity offering, JQH is obligated to contribute up to $50 million in the event proceeds from the sale of these hotel properties (or applicable replacement collateral) are insufficient to satisfy amounts due on the then outstanding mortgage indebtedness related to these properties.

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

                  MARKETABLE SECURITIES--Marketable securities consist of available-for-sale commercial paper and government agency obligations which mature or will be available for use in operations in 2004. These securities are valued at current market value as determined by published market quotes. Realized gains and losses in 2003, 2002 and 2001, determined using the specific identification method, were nominal. Unrealized holding gains of $23 as of 2003 and $55 as of 2002, of which, $23 and $13, respectively, are allocable to the Company with the remaining allocable to the minority interest, are included as a separate component of shareholders' equity (deficit) until realized.

                  ALLOWANCE FOR DOUBTFUL ACCOUNTS-- The following summarizes activity in the allowance for doubtful accounts on trade accounts receivable:

                                                    ADDITIONS
                                      BALANCE,     CHARGED TO                   BALANCE,
                                      BEGINNING    COSTS AND                     END OF
                                      OF PERIOD     EXPENSES     DEDUCTIONS      PERIOD
                                     ----------    ----------    ----------     --------
Year end, January 2, 2004            $      231    $      244    $     (244)    $    231
Year end, January 3, 2003                   231           575          (575)         231
Year end, December 28, 2001                 231           664          (664)         231

                  INVENTORIES--Inventories consist of food and beverage items. These items are stated at the lower of cost, as determined by the first-in, first-out valuation method, or market.

                  DEFERRED FINANCING COSTS, FRANCHISE FEES AND OTHER--Franchise fees paid to the respective franchisors of the hotel properties are amortized on a straight-line basis over 10 to 20 years which approximates the terms of the respective agreements. Costs of obtaining financing are deferred and amortized over the respective terms of the debt. The restricted cash deposits are required by certain mortgages and franchise agreements, which require the Company to maintain escrow accounts for real estate taxes and furniture and fixture replacement reserves, based upon a percentage of gross revenue.

                                               Consolidated Financial Statements

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(000s omitted, except share data)

                  The components of deferred financing costs, franchise fees and other are summarized as follows:

       FISCAL YEAR END                                        2003      2002
                                                            -------    --------
Deferred financing costs                                    $17,152    $18,394
Franchise fees                                                5,251      5,313
Management contract costs                                     2,596      2,268
                                                            -------    --------

                                                             24,999     25,975

Less: Accumulated amortization                               (7,044)    (5,391)
                                                            -------    -------

                                                             17,955     20,584

Deposits                                                      3,342      3,401
Restricted cash deposits                                     20,453     15,010
Other, net                                                      426        491
                                                            -------    -------
                                                            $42,176    $39,486
                                                            =======    =======

                  PROPERTY AND EQUIPMENT--Property and equipment are stated at cost (including interest, real estate taxes and certain other costs incurred during development and construction) less accumulated depreciation and amortization. Buildings and improvements are depreciated using the straight-line method, while all other property is depreciated using both straight-line and accelerated methods. The estimated useful lives of the assets are summarized as follows:

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

                  Construction in progress includes refurbishment costs of certain hotel developments at January 2, 2004, and January 3, 2003.

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

                  The Company periodically reviews the carrying value of property and equipment and other long-lived assets for indications that the carrying value of such assets may not be recoverable. This review consists of a comparison of the carrying value of the assets with the expected future undiscounted cash flows. If the respective carrying values exceed the expected future undiscounted cash flows, the impairment is measured using fair value measures to the extent available or discounted cash flows. During the fourth quarter of 2003, the Company recognized impairment charges of $9,700 related to its World Golf Village property. The resulting impairment reserve was based on fair market values derived from independent third party valuations.

                  Interest costs, construction overhead and certain other carrying costs are capitalized during the period hotel properties are under construction. No interest costs were capitalized for the fiscal years ended 2003, 2002 and 2001. Costs incurred for prospective hotel projects ultimately abandoned are charged to operations in the period such plans are finalized. Costs of significant improvements are capitalized, while costs of normal recurring repairs and maintenance are charged to expense as incurred in the period such plans are finalized. Costs of significant improvements are capitalized, while costs of normal recurring repairs and maintenance are charged to expense as incurred.

Consolidated Financial Statements

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(000s omitted, except share data)

                  The accompanying consolidated financial statements include the land costs for 37 and 35 of the operating hotel properties as of January 2, 2004, and January 3, 2003, respectively. Land for nine of the remaining operating hotel properties is leased by the Company from unrelated parties over long-term leases. As of January 2, 2004, and January 3, 2003, the remaining one and three, respectively, operating hotel properties is leased by the Company from a related party over long-term lease (Note
                  3). Rent expense for all land leases was $1,437, $1,545 and $1,514 for the fiscal years ended 2003, 2002 and 2001, respectively.

                  PAR OPERATING EQUIPMENT--The Company's initial expenditures for the purchase of china, glassware, silverware, linens and uniforms are capitalized into furniture, fixtures and equipment and amortized on a straight-line basis over a three to five year life. Costs for replacement of these items are charged to operations in the period the items are placed in service.

                  ADVERTISING--The Company expenses the cost of advertising associated with operating hotels as incurred. Advertising expense for 2003, 2002 and 2001 was approximately $35,289, $34,179 and $32,899, respectively.

                  PENSIONS AND OTHER BENEFITS--The Company contractually provides retirement benefits for certain union employees at two of its hotel properties under a union-sponsored defined benefit plan and a defined contribution plan. Contributions to these plans, based upon the provisions of the respective union contracts, approximated $96, $97 and $99 for the fiscal years ended 2003, 2002 and 2001, respectively.

                  The Company maintains an employee savings plan (a 401(k) plan) and matches a percentage of an employee's contributions. The Company's matching contributions are funded currently. The costs of the matching program and administrative costs charged to operations were approximately $812, $760 and $647 in 2003, 2002 and 2001, respectively. The Company does not offer any other post-employment or post-retirement benefits to its employees.

                  SELF-INSURANCE--The Company became self-insured for medical coverage effective January 1999. Effective October 1, 2002, the Company became self-insured for workers' compensation, general liability and auto claims. Estimated costs related to these self-insurance programs are accrued based on known claims and projected settlements of unasserted claims. Subsequent changes in, among others, unasserted claims, claim costs, claim frequency, as well as changes in actual experience, could cause these estimates to change (Note 3).

                  INCOME TAXES--The Company's provision for income taxes for fiscal years ended 2003, 2002 and 2001 is summarized as follows:

      FISCAL YEAR END                               2003   2002    2001
                                                    ----   ----    ----
Currently payable                                   $150   $150    $150
Deferred                                              --     --      --
                                                    ----   ----    ----
   Provision for income taxes                       $150   $150    $150
                                                    ====   ====    ====

                  A reconciliation between the statutory federal income tax rate and the effective tax rate is summarized as follows:

                                                     2003               2002                2001
          FISCAL YEAR END                      AMOUNT    RATE     AMOUNT    RATE      AMOUNT     RATE
                                              -------    ----     ------    ----     -------     ----
Benefit for income taxes at the
   federal statutory rate                     $(2,350)     34%    $ (888)     34%    $(1,009)      34%
Increase in tax valuation allowance
   to the general partner                       2,350     (34)       888     (34)      1,009      (34)
Provision for state franchise taxes               150      (2)       150      (6)        150       (5)
                                              -------    ----     ------    ----     -------     ----
   Provision for income taxes                 $   150      (2)%   $  150      (6)%   $   150       (5)%
                                              =======    ====     ======    ====     =======     ====

                                               Consolidated Financial Statements

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(000s omitted, except share data)

     At January 2, 2004, and January 3, 2003, the net deferred tax liability consisted of the following:

FISCAL YEAR END                                                                 2003          2002
Deferred tax assets:
  Net operating loss carryforwards                                           $   14,202    $   12,317
  Accruals and other                                                                 16           370
                                                                             ----------    ----------
                                                                                 14,218        12,687
Deferred tax liabilities:
  Depreciation net of estimated allocated tax basis in excess of the
     Company's proportionate share of the book value of JQHLP's net assets       (3,183)       (3,049)
                                                                             ----------    ----------
                                                                                 11,035         9,638
Valuation allowance                                                             (11,036)       (9,639)
                                                                             ----------    ----------
  Net deferred tax liability                                                 $       (1)   $       (1)
                                                                             ==========    ==========

         The realization of the estimated deferred tax assets is dependent upon, among others, prospective taxable income allocated to the Company, disposition of the hotel properties subsequent to the end of a property's respective depreciable tax life and the timing of subsequent conversions, if any, of limited partnership units in JQHLP into Common Stock of the Company. Accordingly, a valuation allowance has been recorded in an amount equal to the estimated net deferred tax asset associated with the differences between the Company's basis for financial reporting and tax purposes. Adjustments to the valuation allowance, if any, will be recorded in the periods in which it is determined the asset is realizable. The change in the valuation allowance is related to the federal tax benefit of the current year financial reporting loss before the state franchise taxes. The net operating loss carryforwards, which approximated $42,000 at year end 2003, begin to expire in 2010.

         REVENUE RECOGNITION - The Company recognizes revenues from its rooms, catering and restaurant facilities as earned on the close of business each day.

         USE OF ESTIMATES - The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

         FISCAL YEAR - The Company's fiscal year ends on the Friday nearest December 31, which includes 52 weeks in 2003, 53 weeks in 2002, and 52 weeks in 2001.

         The periods ended in the accompanying consolidated financial statements are summarized as follows:

FISCAL YEAR                                FISCAL YEAR END
   2003                                     January 2, 2004
   2002                                     January 3, 2003
   2001                                   December 28, 2001

         STOCK OPTIONS - The Company accounts for its stock-based compensation plans according the intrinsic method under APB Opinion No. 25, under which no compensation cost has been recognized for option grants for fiscal years ended 2003, 2002 and 2001. In accordance with Statement of Financial Accounting Standard No. 123 (SFAS No. 123), "Accounting for Stock-Based Compensation," the Company is required, at a minimum, to report pro forma disclosures of expense for stock-based awards based on their fair values. Had compensation cost been determined consistent with SFAS No. 123, the Company's net loss and diluted loss per share for the years ended January 2, 2004, January 3, 2003, and December 28, 2001, would have been as follows:

Consolidated Financial Statements

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(000s omitted, except share data)

FISCAL YEAR END                                                   2003       2002       2001
Net Loss
   As reported                                                   $(7,061)   $(2,761)   $(3,119)
   Deduct - total stock-based employee compensation expense
      determined under fair value based method for all awards,
      net of related tax effects                                    (195)      (228)      (273)
                                                                 -------    -------    -------
   Pro forma                                                     $(7,256)   $(2,989)   $(3,392)
                                                                 =======    =======    =======
Basic and diluted loss per share
   As reported                                                   $ (1.39)   $ (0.54)   $ (0.61)
   Pro forma                                                     $ (1.42)   $ (0.59)   $ (0.67)

         The fair value of each option grant was estimated on the date of grant using the Black-Scholes option-pricing model with the following assumptions:

FISCAL YEAR END                                                          2003       2002         2001
Dividend yield                                                                0%         0%           0%
Expected volatility                                                       24.17%     41.97%       36.70%
Risk-free interest rate                                                    3.29%      5.18%        4.73%
Expected lives                                                        7.5 years  7.5 years    7.5 years

         The options granted in 2003, 2002 and 2001 under the plans have a weighted average fair value of $1.68, $3.61 and $2.71 per option, respectively.

         EARNINGS (LOSS) PER SHARE - Basic earnings (loss) per share is computed by dividing net income (loss) by the weighted average number of common shares outstanding during the year. Diluted earnings (loss) per share is computed similar to basic except the denominator is increased to include the number of additional common shares that would have been outstanding if potentially dilutive common shares had been issued.

         The Company had 2,194,350, 1,713,700 and 1,649,500 options to purchase shares of common stock as of fiscal years ended January 2, 2004, January 3, 2003, and December 28, 2001, respectively (Note 9). The options were not included in the computation of diluted earnings per share since the options would be antidilutive and certain of the options' exercise prices were greater than the average market price of the common shares.

         Since there are no dilutive securities, basic and diluted earnings
         (loss) per share are identical, thus a reconciliation of the numerator and denominator is not necessary.

         SEGMENTS - The Company operates in one reportable segment, hospitality services.

         RECLASSIFICATIONS - Certain prior years' amounts have been reclassified to conform to the current year presentation.

         ACCOUNTING PRONOUNCEMENTS - In June 2001, the Financial Accounting Standards Board issued Statement No. 143, "Accounting for Assets Retirement Obligations." This statement addresses financial accounting and reporting for obligations associated with the retirement of tangible long-lived assets and the associated asset retirement costs. The Company adopted this statement in the first quarter of 2003 with no material impact on its financial position, results of operations or cash flows.

                                               Consolidated Financial Statements

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
 (000s omitted, except share data)

         In April 2002, the Financial Accounting Standards Board issued Statement No. 145, "Rescission of FASB Statements No. 4, 44, and 64, Amendment of FASB Statement No. 13, and Technical Corrections." This statement rescinds FASB Statement No. 4, "Reporting Gains and Losses from Extinguishment of Debt," and FASB Statement No. 64, "Extinguishment of Debt Made to Satisfy Sinking-Fund Requirements," which would require applying the criteria under Opinion 30 to determine whether or not the gains and losses related to the extinguishment of debt should be classified as extraordinary items. Any gain or loss on extinguishment of debt that was classified as an extraordinary item in prior periods presented that does not meet the criteria in Opinion 30 for classification as an extraordinary item shall be reclassified. This statement also amends other existing authoritative pronouncements to make various technical corrections, clarify meanings, or describe their applicability under changed conditions. The Company adopted this statement in the first quarter of 2003 resulting in the reclassification of the 2002 and 2001 extraordinary items related to extinguishment of debt costs to other expense. Accordingly, $7,411 and $474 for the years ended 2002 and 2001, respectively, were included in other expenses as extinguishment of debt costs before minority interest and provision for income taxes.

         In June 2002, the Financial Accounting Standards Board issued Statement No. 146, "Accounting for Costs Associated with Exit or Disposal Activities." This statement requires companies to recognize costs associated with exit or disposal activities when they are incurred rather than at the date of a commitment to an exit or disposal plan. Examples of costs covered by the standard include lease termination costs and certain employee severance costs that are associated with a restructuring, discontinued operation or other exit or disposal activity. The Company adopted this statement in the first quarter of 2003 with no material impact on its financial position, results of operations or cash flows.

         In January 2003, the Financial Accounting Standards Board issued Interpretation No. (FIN 46), "Consolidation of Variable Interest Entities." Until this interpretation, a company generally included another entity in its consolidated financial statements only if it controlled the entity through voting interests. FIN 46 requires a variable interest entity to be consolidated by a company if that company is subject to a majority of the risk of loss from the variable interest entity's activities or entitled to receive a majority of the entity's residual returns. In December 2003, the FASB issued FIN 46R, "Consolidation of Variable Interest Entities, an Interpretation of ARB 51 (as revised December 2003)." The primary objectives of FIN 46R are to provide guidance on the identification of entities for which control is achieved through means other than through voting rights (Variable Interest Entities) and how to determine when and which business enterprise should consolidate the Variable Interest Entity (the Primary Beneficiary). The disclosure requirements of FIN 46R are required in all financial statements issued after March 15, 2004, if certain conditions are met. The Company does not have any variable interest entities and therefore, FIN 46R did not impact its financial statements.

         In May 2003, the Financial Accounting Standards Board issued SFAS No. 150, "Accounting for Certain Financial Instruments with Characteristics of Both Liabilities and Equity." This statement establishes standards for how an entity classifies and measures certain financial instruments with characteristics of both liabilities and equity. The Company adopted this statement in the third quarter of 2003 with no material impact on its financial position, results of operations or cash flows.

Consolidated Financial Statements

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(000s omitted, except share data)

     3.  RELATED PARTY TRANSACTIONS

         HOTEL MANAGEMENT FEES -In addition to managing the hotel properties included in the accompanying consolidated financial statements, the Company provides similar services for other hotel properties owned or controlled by JQH, which included twelve, nine and nine properties at January 2, 2004, January 3, 2003, and December 28, 2001, respectively. A management fee of approximately 3% to 4% of gross revenues (as defined) is paid to the Company by these hotels, which aggregated approximately, $2,572, $2,150 and $1,684 for the fiscal years ended 2003, 2002 and 2001, respectively.

         ACCOUNTING AND ADMINISTRATIVE SERVICES - The hotels have contracted for accounting and other administrative services with Winegardner & Hammons, Inc. (WHI), a company related by common ownership. The accounting and administrative charges expensed by the hotel properties, included in administrative expenses, were approximately $1,615, $1,572, and $1,574 for the fiscal years ended 2003, 2002 and 2001, respectively.

         In 2002, the Company negotiated a new contract with WHI to continue to provide accounting and administrative services through June 2005. Charges for these services provided by WHI will approximate $35 per year for each hotel property for the duration of the agreement.

         INSURANCE COVERAGE - To supplement the Company's self-insurance programs, property, auto, commercial liability, workers' compensation and medical insurance is provided to the hotel properties under blanket commercial policies purchased by the Company, covering hotel properties owned by JQHLP or JQH. In addition, the Company's umbrella and crime insurance is provided to the hotel properties under blanket commercial policies purchased by the Company covering hotel properties owned by JQHLP, JQH or managed by WHI. Generally, expenses allocated to each hotel property are based upon factors similar to those used by the insurance provider to compute the aggregate group policy expense. Insurance expense for the properties included in operating expenses was approximately $13,284, $13,281 and $11,446 for the fiscal years ended 2003, 2002 and 2001, respectively. Management considers these allocations to be reasonable.

         ALLOCATION OF COMMON COSTS - The Company and JQHLP incur certain hotel management expenses incidental to the operations of all hotels beneficially owned or controlled by JQH. These costs principally include the compensation and related benefits of certain senior hotel executives. Commencing in May 1993, these costs were allocated by the Company to hotels not included in the accompanying consolidated statements, based on the respective number of rooms of all hotels owned or controlled by JQH. These allocated costs approximated $365, $370, and $328 for the fiscal years ended 2003, 2002 and 2001, respectively. Management considers these allocations to be reasonable.

         In addition, for the fiscal year ended 2003, 2002 and 2001, JQH personally paid $335, $432 and $128, respectively, of the total compensation otherwise due certain executives of the Company.

         TRANSACTIONS WITH STOCKHOLDERS AND DIRECTORS - JQH had advanced payments to the Company of approximately $51 as of January 2, 2004, and $100 as of January 3, 2003, as contrasted to the amounts due the Company of approximately $368 as of December 28, 2001, relating to the use of certain in-house development resources.

                                               Consolidated Financial Statements

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(000s omitted, except share data)

         During 2000, the Company's Board of Directors authorized the Company to enter into a five-year management contract with JQH whereby the Company will provide internal administrative, architectural design, purchasing and legal services to JQH in connection with the development of hotels in an amount not to exceed 1.5% of the total development cost of any single hotel for the opportunity to manage the hotels upon opening and the right of first refusal to purchase the hotels in the event they are offered for sale. During fiscal 2003, 2002 and 2001, the Company provided $328, $326 and $487, respectively, of services to JQH in accordance with the management contract. These costs are amortized over the five-year contract period. Amortization for these costs commences upon the opening of the respective hotel.

         During 2003, the Company exchanged an undeveloped land parcel for two land parcels owned by JQH and leased by the Company (see Notes 2 and 6). The Company recognized no gain or loss on the exchange.

         SUMMARY OF RELATED PARTY EXPENSES - The following summarizes expenses reported as a result of activities with related parties:

FISCAL YEAR END                                                 2003      2002      2001
Expenses included within general, administrative, sales and
   management service expenses
        Accounting and administrative                          $ 1,615   $ 1,572   $ 1,574
        Rental expenses (Note 6)                                   948     1,026       937
                                                               -------   -------   -------
                                                               $ 2,563   $ 2,598   $ 2,511
                                                               =======   =======   =======
Allocated insurance expense from the pooled coverage
   included within various operating categories
        Insurance other than medical                           $ 9,161   $ 9,218   $ 7,341
        Medical, net of employee payments                        4,123     4,063     4,105
                                                               -------   -------   -------
          Total allocated insurance expenses                   $13,284   $13,281   $11,446
                                                               =======   =======   =======

     4.  FRANCHISE AGREEMENTS

         As of January 2, 2004, and January 3, 2003, 43 of the 47 operating hotel properties included in the accompanying consolidated balance sheets have franchise agreements with national hotel chains which require each hotel to remit to the franchisor monthly fees equal to approximately 3% to 6% of gross room revenues, as defined. Franchise fees expensed under these contracts were $11,275, $12,944 and $10,496 for the fiscal years ended 2003, 2002 and 2001, respectively.

         As part of the franchise agreements, each hotel also pays additional advertising, reservation and maintenance fees to the franchisor which range from 1.0% to 3.5% of gross room revenues, as defined. The amount of expense related to these fees included in the consolidated statements of operations as a component of sales expense was approximately $9,698, $9,255 and $8,975 for the fiscal years ended 2003, 2002 and 2001, respectively.

Consolidated Financial Statements

 NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
 (000s omitted, except share data)

      5. LONG-TERM DEBT

         The components of long-term debt are summarized as follows:


FISCAL YEAR END                                                                         2003           2002
2002 First Mortgage Notes, interest at 8.875%, interest only payable May 15 and November 15, principal due May 15, 2012, secured by a first mortgage lien on 30 hotel properties and additional capital contributions of up to
   $195 million by JQH                                                               $ 499,000      $ 499,000

Development bonds, interest rates at 7.125%, paid in full during 2003                       --         12,282

Mortgage notes payable to banks, insurance companies and a state retirement plan, fixed rates ranging from 7.5% to 9.5% payable in scheduled installments with maturities through April 2027, secured by certain hotel facilities, fixtures and an assignment of rents, with certain instruments subject to cross-collateralization provisions and, with respect to approximately
   $245,297 and $250,986 for 2003    and 2002, respectively, of mortgage notes,
   a personal guarantee of JQH                                                         245,297        257,408

Mortgage notes payable to banks, variable interest rates at prime to prime plus 0.50%, with a certain instrument subject to a ceiling and a floor, payable in scheduled installments with maturities through February
   2008, secured by certain hotel facilities, fixtures and an
   assignment of rents, and a personal guarantee of JQH                                 36,447         37,652

Other notes payable, interest at 3% payable in scheduled installments
   with maturities through July 2007                                                       328             --
                                                                                     ------------------------
                                                                                       781,072        806,342

Less: Current portion                                                                   (7,423)       (13,683)
                                                                                     ------------------------
                                                                                     $ 773,649      $ 792,659
                                                                                     ========================

         During May 2002, the Company issued $510 million of 2002 First Mortgage Notes. The Company utilized the proceeds from these notes to pay in full the 1994 First Mortgage Notes and the 1995 First Mortgage Notes and certain fixed and variable rate mortgage notes. The indenture agreements relating to the 2002 First Mortgage Notes include certain covenants which, among others, limit the ability of JQHLP and its restricted subsidiaries (as defined) to make distributions, incur debt and issue preferred equity interests, engage in certain transactions with its partners, stockholders or affiliates, incur certain liens and engage in mergers or consolidations. In addition, certain of the other credit agreements include subjective acceleration clauses, and limit, among others, the incurrence of certain liens and additional indebtedness and require the achievement or maintenance of certain financial covenants. The 2002 First Mortgage Notes and certain other obligations include scheduled prepayment penalties in the event the obligations are paid prior to their scheduled maturity.

         The Company repaid or refinanced $25,598, $516,385 and $72,636 of long-term debt in 2003, 2002 and 2001, respectively. In connection with these transactions, the Company incurred approximately $774, $7,411 and $474, respectively, in charges related to the early extinguishment of debt.

                                               Consolidated Financial Statements

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(000s omitted, except share data)

         Scheduled maturities of long-term debt as of January 2, 2004, are summarized as follows:

FISCAL YEAR ENDING          AMOUNT
2004                      $  7,423
2005                         7,445
2006                        37,911
2007                        42,889
2008                        76,710
Thereafter                 608,694
                          --------
                          $781,072
                          ========

      6. COMMITMENTS AND CONTINGENCIES

         OPERATING LEASES--The hotel properties lease certain equipment and land from unrelated parties under various lease arrangements. In addition, the Company leases certain parking spaces at one hotel for the use of its patrons and is billed by the lessor based on actual usage. Rent expense for these non-related party leases was approximately $3,123, $3,502 and $3,114 for the fiscal years ended 2003, 2002 and 2001, respectively, which have been included in general, administrative, sales and management service expenses.

         The Company operates two trade centers located in Joplin, Missouri and Portland, Oregon. Both of the facilities in which these trade centers operate are owned by JQH. The lease agreement for the Joplin trade center stipulates nominal rentals for each of the fiscal years ended 2003, 2002 and 2001, and for each ensuing year through 2014. The lease agreement for the Portland facility extends through 2004 and requires minimum annual rents of $300 to JQH. In addition, the Company leases office space in Springfield, Missouri, from a partnership (of which JQH is a partner) for annual payments of approximately $250 per year through December 2004. The Company has also leased land from JQH during 2003, 2002 and 2001 for three operating hotel properties. The Company exchanged certain undeveloped land for two of these leased parcels during 2003. Subject to the Company exercising the purchase option provided under the agreement, the remaining land lease extends through 2045 and requires aggregate minimum annual payments of approximately $150. Rent expense for these related party leases was approximately $948, $1,026 and $937 for the fiscal years ended 2003, 2002 and 2001, respectively.

         The minimum annual rental commitments for non-cancelable operating leases at January 2, 2004, are as follows:

FISCAL YEAR ENDING              JQH           OTHER           TOTAL
2004                          $   719       $  2,798       $  3,517
2005                              150          2,610          2,760
2006                              150          2,356          2,506
2007                              150          2,141          2,291
2008                              150          2,030          2,180
Thereafter                      5,725         54,199         59,924
                              -------------------------------------
                              $ 7,044       $ 66,134       $ 73,178
                              =====================================

         HOTEL DEVELOPMENT--Currently, the Company does not have any hotels under construction nor does it have any plans to start construction.

         STOCK REPURCHASE--On December 1, 1998, the Board of Directors authorized the Company to repurchase up to $3,000 of the outstanding stock at market prices during fiscal 1999. On November 30, 1999, the Board of Directors authorized the Company to repurchase up to an additional $3,000 of the outstanding stock at market prices during fiscal 2000. No stock repurchase program was approved for 2003, 2002 and 2001. At January 2, 2004, the Company has repurchased $5,582 of the total authorized to be repurchased, net of reissuances of stock.

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

Consolidated Financial Statements

  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
  (000s omitted, except share data)

     7. FINANCIAL INSTRUMENTS WITH OFF-BALANCE SHEET RISK

         During 2001, the Company entered into an interest rate swap agreement in order to manage its interest rate risk on a long-term bank borrowing approximating $27,665. During May 2002, this borrowing was refinanced into the 2002 First Mortgage Notes and the swap agreement was terminated.

     8. FAIR VALUE OF FINANCIAL INSTRUMENTS

         The fair values of long-term debt approximate their respective historical carrying amounts except with respect to the 2002 First Mortgage Notes. The fair market value of the 2002 First Mortgage Notes was approximately $549,000 at January 2, 2004. The fair market value of the First Mortgage Notes issued is estimated by obtaining quotes from brokers.

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

         A summary of the changes in options outstanding during 2003, 2002 and 2001 is as follows:

                                       NO. OF SHARES    WEIGHTED AVERAGE PRICE PER SHARE
Outstanding at December 29, 2000         1,611,200                $6.12
    Granted                                160,000                 5.48
    Exercised                                   --                   --
    Expired                               (121,700)                6.96
                                         ---------                -----
Outstanding at December 28, 2001         1,649,500                 5.99
    Granted                                 80,000                 6.66
    Exercised                                   --                   --
    Expired                                (15,800)                5.95
                                         ---------                -----

Outstanding at January 3, 2003           1,713,700                 6.02
    Granted                                534,250                 4.75
    Exercised                               (8,625)                5.00
    Expired                                (44,975)                5.33
                                         ---------                -----

Outstanding at January 2, 2004           2,194,350                $5.73
                                         =========                =====

Exercisable at December 28, 2001           714,875                $6.62
                                         =========                =====
Exercisable at January 3, 2003           1,111,450                $6.39
                                         =========                =====
Exercisable at January 2, 2004           1,344,350                $6.18
                                         =========                =====

         The outstanding exercisable options as of January 2, 2004, have a weighted average remaining contractual life of 5.5 years.

                                               Consolidated Financial Statements

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(000s omitted, except share data)

    10.  SUBSEQUENT EVENT

         Subsequent to January 2, 2004, the Company has agreed to purchase approximately 19,000 general partner units from JQHLP. The number of general partner units to be purchased is equivalent to the number of Class A and Class B Common Stock issued as outlined by the partnership agreement. Had the units been purchased in fiscal 2003, the effect would not have had a material impact on the net loss.

    11.  QUARTERLY FINANCIAL DATA (UNAUDITED)

                     QUARTERS                       FIRST            SECOND           THIRD             FOURTH
2003
    Total revenues                               $   110,130      $   108,664       $   108,851       $   103,600
    Income from operations                            18,243           18,017            18,386             2,408
    Net income (loss) allocable to the Company           207               79               163            (7,510)
    Basic earnings (loss) per share                     0.04             0.02              0.03             (1.47)
    Diluted earnings (loss) per share                   0.04             0.01              0.03             (1.47)

    Basic weighted average shares                  5,083,829        5,089,728         5,094,778         5,102,979
    Diluted weighted average shares                5,151,081        5,372,627         5,384,894         5,102,979

2002
    Total revenues                               $   107,429      $   115,161       $   105,909       $   111,881
    Income from operations                            18,153           20,866            13,920            14,580
    Net income (loss) allocable to the Company           248           (1,013)           (1,062)             (934)
    Basic earnings (loss) per share                     0.05            (0.20)            (0.21)            (0.18)
    Diluted earnings (loss) per share                   0.05            (0.20)            (0.21)            (0.18)

    Basic weighted average shares                  5,076,279        5,081,008         5,083,829         5,083,829
    Diluted weighted average shares                5,108,791        5,081,008         5,083,829         5,083,829

Management Team

 THE JOHN Q. HAMMONS HOTELS, INC. BOARD OF DIRECTORS

  John Q. Hammons
    Founder,
    Chairman & Chief Executive Officer,
    John Q. Hammons Hotels, Inc.

  Jacqueline A. Dowdy
    Secretary,
    John Q. Hammons Hotels, Inc.

  Daniel L. Earley
    President, First Clermont Bank

  Donald H. Dempsey
    Retired Executive Vice President &
    Chief Financial Officer,
    Equity Inns, Inc.

  William J. Hart
    Partner, Husch & Eppenberger, LLC

  John E. Lopez-Ona
    President, Anvil Capital
    Chairman & Chief Executive Officer,
    Six Sigma Qualtec

  James F. Moore
    Managing Partner,
    American Products, LLC

  David C. Sullivan
    Retired Chairman, ResortQuest
    International

 COMMITTEES OF THE BOARD

  Audit Committee
    Donald H. Dempsey,
       Chairman
    John E. Lopez-Ona
    James F. Moore

  Compensation Committee
    William J. Hart,
       Chairman
    James F. Moore
    David C. Sullivan

  Finance Committee
    David C. Sullivan,
       Chairman
    Donald H. Dempsey
    Jacqueline A. Dowdy
    Daniel L. Earley

  Nominating Committee
    William J. Hart
    James F. Moore
    David C. Sullivan

 OFFICERS

 THE JOHN Q. HAMMONS HOTELS, INC. EXECUTIVE TEAM

  Lou Weckstein
    President

  Paul E. Muellner
    Executive Vice President,
    Chief Financial Officer

  John D. Fulton
    Vice President Interior Design

  Debra Mallonee Shantz
    Senior Vice President,
    Corporate Counsel

  Steven E. Minton, AIA
    Senior Vice President Architecture

  Kent S. Foster
    Vice President Human Resources

  L. Scott Tarwater
    Senior Vice President,
    Sales and Marketing

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

36